CONTENIDO

1.- Carta presentación dirigida al Delegado Estatal en Sonora de SEMARNAT

2.- Copia del pago de derechos por Recepción, y Evaluación del MIAP.

3.- Carta de veracidad de Información contenida en el MIAP del Proyecto "URES".

4.- Discos Compactos con la información del MIAP del Proyecto "URES" en MICROSOFT WORD.

5.- Resumen Ejecutivo del Proyecto "URES" en MICROSOFT WORD, con información en los mismos discos compactos.

6.- Información requerida y Apéndices para el Manifiesto de Impacto Ambiental Modalidad Particular denominado "URES", localizado en GUADALUPE DE URES, Sonora.



Hermosillo, Sonora a 21 de Diciembre del 2010

Secretaría del Medio Ambiente y Recursos Naturales
Delegación Sonora
At'n:. Delegado Estatal
C.P. RODOLFO FLORES HURTADO
Centro de Gobierno, Edificio México, nivel 2
Ciudad.

Estimado Sr. Delegado Estatal:

Por medio de la presente y de la manera más atenta, me dirijo a Usted para hacerle entrega del Manifiesto de Impacto Ambiental Particular Minero para la recepción y evaluación del Proyecto denominado "URES", ubicado en el municipio de UresS, Sonora. Lo anterior es con el fin de dar cumplimiento a la Ley General de Equilibrio Ecológico y Protección al Medio Ambiente, su Reglamento en Materia de Impacto Ambiental y de las Normas Oficiales Mexicanas vigentes que regulan esta actividad.

Agradeciendo de antemano la atención brindada a la presente, quedo de Usted para lo que considere pertinente aclarar.

ATENTAMENTE

Sr, PAUL D. THOMPSON
REPRESENTANTE LEGAL DEL
PROMOVENTE,
MEXUS GOLD MINING, S.A. DE C.V.



SECRETARIA DE MEDIO AMBIENTE Y RECURSOS NATURALES
DELEGACION FEDERAL EN EL ESTADO DE SONORA
RECIBIDO
13 ENE 2011
CENTRO INTEGRAL DE SERVICIOS
VENTANILLA 2

SECRETARIA DE MEDIO AMBIENTE Y RECURSOS NATURALES.

SUBDELEGACION DE RECURSOS NATURALES

LOS ABAJO FIRMANTES, BAJO PROTESTA DE DECIR VERDAD, MANIFIESTAN QUE LA INFORMACION CONTENIDA EN EL MANIFIESTO DE IMPACTO AMBIENTAL PARTICULAR MINERO DEL PROYECTO DENOMINADO "URES", LOCALIZADO EN EL MUNICIPIO DE URES, SONORA, BAJO SU LEAL SABER Y ENTENDER ES REAL Y FIDEDIGNA Y SABEN DE LA RESPONSABILIDAD EN QUE INCURREN LOS QUE DECLARAN CON FALSEDAD ANTE AUTORIDAD DISTINTA DE LA JUDICIAL, TAL Y COMO LO ESTABLECE EL ARTICULO 247 DEL CODIGO PENAL FEDERAL.

PROMOVENTE:
PAUL D. THOMPSON
REPRESENTANTE LEGAL
MEXUS GOLD MINING, S.A. DE C.V.
AVE. JOSE S HEALY. No. 271-A
COL.SAN BENITO, .C.P. 83190
HERMOSILLO, SONORA



FIRMA

CONSULTOR RESPONSABLE:

ENTALPIA CONSULTORES, S.C.
BACERAC No.244
COL. LOPEZ PORTILLO
HERMOSILLO, SONORA, 83104
TEL. (662) 284-44-30



FIRMA



SECRETARIA DE MEDIO AMBIENTE Y RECURSOS NATURALES
DELEGACION FEDERAL EN EL ESTADO DE SONORA
RECIBIDO
13 ENE 2011
CENTRO INTEGRAL DE SERVICIOS
VENTANILLA 2


IV. Por supervisión anual, por hectárea $7.32   **$7.00**

SECCIÓN SÉPTIMA
Impacto Ambiental

Artículo 194-H. Por los servicios que a continuación se señalan, se pagará el derecho de impacto ambiental de obras o actividades cuya evaluación corresponda al Gobierno Federal, conforme a las siguientes cuotas:

I. Por la recepción, evaluación y, en su caso, el otorgamiento de la resolución del informe preventivo $8,680.32   **$8,680.00**

II. Por la recepción, evaluación y el otorgamiento de la resolución de la manifestación de impacto ambiental, en su modalidad particular, de acuerdo con los criterios ambientales de la TABLA A y la clasificación de la TABLA B:

a). $23,342.98   **$23,343.00**
b). $46,687.06   **$46,687.00**
c). $70,031.14   **$70,031.00**

III. Por la recepción, evaluación y el otorgamiento de la resolución de la manifestación del impacto ambiental, en su modalidad regional, de acuerdo con los criterios ambientales de la TABLA A y la clasificación de la TABLA B:

a). $30,547.68   **$30,548.00**
b). $61,094.26   **$61,094.00**
c). $91,640.83   **$91,641.00**

IV. (Se deroga).

TABLA A			
No.	**CRITERIOS AMBIENTALES**	**Respuesta**	**Valor**
1	Incide en áreas ambientalmente sensibles o ecosistemas únicos (bosque mesófilo, matorrales xerófilos, matorral costero, selva alta perennifolia o humedales).	No	1
		Si	3
2	Requirió estimar capacidad de uso de recursos naturales renovables (aprovechamientos).	No	1
		Si	3
3	Requirió del análisis de compatibilidad con algún instrumento de planeación y regulación ambiental.	No	1
		Si	3
4	Requirió evaluar impactos ambientales ocasionados por la pérdida de vegetación (cambio del uso del suelo).	No	1
		Si	3
5	Se realizaron análisis específicos sobre especies bajo alguna de las categorías de riesgo en el área del proyecto.	No	1
		Si	3
6	Se requirió evaluar el efecto acumulativo y/o sinérgico del proyecto en el área de influencia	No	1
		Si	3
7	Requirió del análisis y comparación de distintas opciones de manejo, tratamiento y disposición de los residuos de manejo	No	1
		Si	3



	especial y/o peligrosos		
8	Requirió del análisis de riesgo por estar considerada como una actividad altamente riesgosa.	No	1
		Si	3
9	El proyecto comprende una de las actividades listadas en el artículo 5o. del Reglamento de la Ley General del Equilibrio Ecológico y la Protección al Ambiente en materia de evaluación del impacto ambiental, o un conjunto de las actividades antes mencionadas.	Una actividad	1
		Un conjunto de actividades	3
10	El área de influencia del proyecto o sistema ambiental regional es:	Hasta 10 hectáreas	1
		De más de 10 y hasta 100 hectáreas	2
		De más de 100 hectáreas	3

Para determinar la cuota que le corresponde pagar, se debe calificar cada uno de los criterios anteriores y su clasificación será de acuerdo a la suma de los valores obtenidos.

TABLA B		
GRADO	GRADO CUOTA A PAGAR SEGÚN EL INCISO CORRESPONDIENTE A LAS FRACCIONES II Y III DE ESTE ARTÍCULO	RANGO (CLASIFICACIÓN)
Mínimo	a)	Hasta 16
Medio	b)	De más de 16 y hasta 23
Alto	c)	De más de 23

El pago de los derechos de las fracciones II y III de este artículo se hará conforme a los criterios ambientales señalados en la TABLA A y los rangos de clasificación de la TABLA B, para lo cual se deberán sumar los valores que correspondan de cada criterio establecido en la TABLA A, y conforme al resultado de dicha suma se deberá clasificar el proyecto conforme a los rangos señalados en la TABLA B.

V. (Se deroga)

VI. Por la evaluación y resolución de la solicitud de modificación de proyectos autorizados en materia de impacto ambiental **$6,254.80** **$6,255.00**

VII. Por la evaluación y resolución de la solicitud de ampliación de términos y plazos establecidos en la autorización de impacto ambiental **$2,321.46** **$2,321.00**

VIII. Por la evaluación de la solicitud de exención de presentación de la manifestación de impacto ambiental de las obras y actividades señaladas en el artículo 6o. del Reglamento de la Ley General del Equilibrio Ecológico y la Protección al Ambiente en Materia de Evaluación del Impacto Ambiental, se pagará la cuota de: **$2,869.00** **$2,869.00**

Artículo 194-I.- Por los servicios de recepción y análisis de la solicitud y, en su caso, la expedición de permisos en materia de organismos genéticamente modificados, se pagará el derecho por actividades relacionadas con la liberación al ambiente, conforme a las siguientes cuotas:

SEMARNAT
SECRETARIA DE MEDIO AMBIENTE Y RECURSOS NATURALES

SECRETARIA DE MEDIO AMBIENTE Y RECURSOS NATURALES

COPIA PARA LA SEMARNAT

e5cinco

REGISTRO FEDERAL DEL CONTRIBUYENTE	MGM090108712	PERIODO:	NO APLICA
CLAVE ÚNICA DE REGISTRO DE POBLACION		EJERCICIO:	2010
TIPO DE CONTRIBUYENTE	Moral	ENTIDAD PAGO:	Sonora

NOMBRE COMPLETO

APELLIDO PATERNO	APELLIDO MATERNO	NOMBRES

DENOMINACIÓN O RAZÓN SOCIAL

MEXUS GOLD MINING, S.A. DE C.V.

UNIDAD RESPONSABLE: DIRECCIÓN GENERAL DE IMPACTO Y RIESGO AMBIENTAL

ARTICULO:	194-H-II-a	CLAVE CONTABLE:	400098
CANTIDAD:	1	TOTAL:	$ 23,343
CLAVE DE LA DEPENDENCIA:	00110022620023	FECHA DE LA SOLICITUD:	17/12/10

DESCRIPCION DEL SERVICIO:

EVALUACIÓN Y RESOLUCIÓN DE LA MANIFESTACIÓN DE IMPACTO AMBIENTAL EN LA MODALIDAD PARTICULAR A- NO INCLUYE ACTIVIDAD ALTAMENTE RIESGOSA

DATOS DE LA MIA

PROYECTO "URES", LOCALIZADO EN EL MUNICIPIO DE URES, SONORA

SEMARNAT
SECRETARIA DE MEDIO AMBIENTE Y RECURSOS NATURALES

SECRETARIA DE MEDIO AMBIENTE Y RECURSOS NATURALES

COPIA PARA EL PROMOVENTE

e5cinco

REGISTRO FEDERAL DEL CONTRIBUYENTE	MGM090108712	PERIODO:	NO APLICA
CLAVE ÚNICA DE REGISTRO DE POBLACION		EJERCICIO:	2010
TIPO DE CONTRIBUYENTE	Moral	ENTIDAD PAGO:	Sonora

NOMBRE COMPLETO

APELLIDO PATERNO	APELLIDO MATERNO	NOMBRES

DENOMINACIÓN O RAZÓN SOCIAL

MEXUS GOLD MINING, S.A. DE C.V.

UNIDAD RESPONSABLE: DIRECCIÓN GENERAL DE IMPACTO Y RIESGO AMBIENTAL

ARTICULO:	194-H-II-a	CLAVE CONTABLE:	400098
CANTIDAD:	1	TOTAL:	$ 23,343
CLAVE DE LA DEPENDENCIA:	00110022620023	FECHA DE LA SOLICITUD:	17/12/10

DESCRIPCION DEL SERVICIO:



EVALUACIÓN Y RESOLUCIÓN DE LA MANIFESTACIÓN DE IMPACTO AMBIENTAL EN LA MODALIDAD PARTICULAR A- NO INCLUYE ACTIVIDAD ALTAMENTE RIESGOSA

DATOS DE LA MIA

PROYECTO "URES", LOCALIZADO EN EL MUNICIPIO DE URES, SONORA

SECRETARIA DE MEDIO AMBIENTE Y RECURSOS NATURALES
DELEGACION FEDERAL EN EL ESTADO DE SONORA
RECIBIDO
13 ENE 2011
CENTRO INTEGRAL DE SERVICIOS
VENTANILLA 2

BANCO NACIONAL DE MEXICO, S.A.

SUCURSAL: 0122 MIRADOR, HERMOSILLO, SON
A/ID?????12:48:47   A 10 DE ENERO DE 2011

RECIBO BANCARIO DE PAGO DE CONTRIBUCIONES, PRODUCTOS
Y APROVECHAMIENTOS FEDERALES

CAJA: 014503 SUCURSAL:0122
TOTAL EFECTIVAMENTE PAGADO: $23,343.00
R.F.C.: NGM091100712   10/01/2011   12:48:55
NOMBRE: NEXUS GOLD MINING, S.A. DE C.V.

DERECHOS, PRODUCTOS Y APROVECHAMIENTOS
DEPENDENCIA: SECRETARIA DE MEDIO AMBIENTE Y RECURSOS NATURALES

LLAVE DE PAGO: ????????
CADENA:
....23,343
....23,343

FORMA DE PAGO / COBRO

EFECTIVO $7,000.00
TARJETA   ???????????? $16,343.00
               IMPORTE TOTAL M.N.:$23,343.00

**** ESTIMADO CLIENTE ****
ES IMPORTANTE VALIDAR QUE LOS DATOS IMPRESOS
CORRESPONDEN A LA OPERACION SOLICITADA

HOJA DE AYUDA PARA EL PAGO EN VENTANILLA BANCARIA **DPA**

DERECHOS PRODUCTOS Y APROVECHAMIENTOS

MGM090108712
REGISTRO FEDERAL DE CONTRIBUYENTES

CLAVE UNICA DE REGISTRO DE POBLACION

APELLIDO PATERNO

APELLIDO MATERNO



SECRETARIA DE MEDIO AMBIENTE Y RECURSOS NATURALES
DELEGACION FEDERAL EN EL ESTADO DE SONORA
RECIBIDO
13 ENE 2011
CENTRO INTEGRAL DE SERVICIOS
VENTANILLA 2

NOMBRES

MEXUS GOLD MINING, S.A. DE C.V.
DENOMINACION O RAZON SOCIAL

0	8	**SECRETARIA DE MEDIO AMBIENTE Y RECURSOS NATURALES**

CLAVE *DEPENDENCIA*

MARQUE CON UNA X

[X] NO APLICA PERIODO

[ ] MENSUAL [ ] BIMESTRAL [ ] TRIMESTRAL [ ] CUATRIMESTRAL [ ] SEMESTRAL [ ] DEL EJERCICIO

PERIODO ____________ EJERCICIO ____________

CLAVE DE REFERENCIA

0	8	4	0	0	0	9	8	4

CADENA DE LA DEPENDENCIA

0	0	1	1	0	0	2	2	6	2	0	0	2	3

CONCEPTO	**DPA**	**I V A** ACTOS ACCIDENTALES
IMPORTE	**$ 23,343**	
PARTE ACTUALIZADA		
RECARGOS		
MULTA POR CORRECCION FISCAL		
CANTIDAD A PAGAR	**$ 23,343**	

TOTAL A PAGAR $** **$ 23,343

ESTA HOJA NO ES UN COMPROBANTE OFICIAL DE PAGO, POR LO CUAL NO SERA SELLADA POR EL CAJERO

I. DATOS GENERALES DEL PROYECTO, DEL PROMOVENTE Y DEL RESPONSABLE DEL ESTUDIO DE IMPACTO AMBIENTAL.

I.1.Datos generales del proyecto.

1. Clave del proyecto (para ser llenado por la Secretaría).

2. Nombre del proyecto.
URES

3. Datos del sector y tipo de proyecto.
3.1. Sector.
PRIMARIO



3.2. Subsector.
MINERIA SUPERFICIAL

3.3. Tipo de proyecto.
EXPLOTACION Y BENEFICIO

4. Estudio de riesgo y su modalidad .
MANIFIESTO DE IMPACTO AMBIENTAL PARTICULAR MINERO.

5. Ubicación del proyecto.
EL ÁREA DE ESTUDIO CORRESPONDE A UN PROYECTO MINERO UBICADO EN DOS AREAS PERTENECIENTES AL EJIDO "GUADALUPE DE URES, EN EL MUNICIPIO DE URES, ESTADO DE SONORA. LA VÍA DE ACCESO AL SITIO PROYECTO "URES", ES PARTIENDO DE LA CIUDAD DE HERMOSILLO (CAPITAL DEL ESTADO), A TRAVÉS DE LA CARRETERA FEDERAL HERMOSILLO-URES, RECORRIÉNDOSE APROXIMADAMENTE 55 KM. HASTA LLEGAR AL POBLADO DE GUADALUPE DE URES, DE AHÍ SE TOMA UN CAMINO DE TERRACERIA HACIA EL NORTE-NOROESTE (EN REGULARES CONDICIONES) QUE CONDUCE HACIA LOS RANCHOS "LOS TRUJILLO" Y "POZO HEDIONDO" RECORRIENDOSE APROXIMADAMENTE 14 KM HASTA LLEGAR AL SITIO.

CUADRO DE DISTANCIAS

HERMOSILLO	GUADALUPE DE URES	55KM. (CARRETERA PAVIMENTADA)
GUADALUPE	PROYECTO "URES"	14 KM.(TERRACERIA)

ESTE PROYECTO DENOMINADO "URES", CONSISTE EN EXPLOTAR UN TAJO DE 3 HAS. DENTRO DEL LOTE MINERO "OCHO HERMANOS".

LAS COORDENADAS DEL PUNTO DE PARTIDA DEL LOTE MINERO OCHO HERMANOS Y SAN RAMON, OBJETO DE LA EXPLOTACION Y BENEFICIO EN ESTA PRIMERA ETAPA SON LAS SIGUIENTES:

X= 12-543,941.574 METROS AL ESTE   Y=   3'255,955.817   METROS   AL NORTE

EL POLIGONO DE LA CONCESION MINERA "OCHO HERMANOS", ESTA DESCRITO POR LOS SIGUIENTES LADOS, RUMBOS Y DISTANCIAS HORIZONTALES:

LADOS	RUMBO	DISTANCIA (METROS)
1-2	NORTE	526.04
2-3	ESTE	10.06
3-4	NORTE	73.96
4-5	OESTE	300.00
5-6	SUR	1200.00
6-7	ESTE	300.00
7-8	NORTE	126.04
8-9	OESTE	10.06
9-1	NORTE	473.96

EL LOTE SAN RAMON ES COLINDANTE AL ESTE DE ESTA CONCESION MINERA Y OCUPA UNA SUPERFICIE DE 80 HECTAREAS.

5.1. Calle y número, o bien nombre del lugar y/o rasgo geográfico de referencia, en caso de carecer de dirección postal.
EN TERRENOS DEL EJIDO "GUADALUPE DE URES CON LOS QUE SE TIEN UN CONVENIO DE USUFRUCTO, EN EL MUNICIPIO DE URES, ESTADO DE SONORA.

5.2. Código postal.
NO APLICA.

5.3. Entidad federativa.
SONORA.

5.4. Municipio(s) o delegación(es).
URES

5.5. Localidad(es).
EJIDO "GUADALUPE DE URES"

5.6. Coordenadas geográficas y/o UTM:

LAS COORDENADAS DEL PUNTO DE PARTIDA DEL LOTE MINERO "OCHO HERMANOS, OBJETO DE LA EXPLOTACION Y BENEFICIO EN ESTA PRIMERA ETAPA SON LAS SIGUIENTES:

X= 12-543,941.574 METROS AL ESTE   Y= 3'255,955.817 METROS AL NORTE

EL POLIGONO DE LA CONCESION MINERA "OCHO HERMANOS", ESTA DESCRITO POR LOS SIGUIENTES LADOS, RUMBOS Y DISTANCIAS HORIZONTALES:

LADOS	RUMBO	DISTANCIA (METROS)
1-2	NORTE	526.04
2-3	ESTE	10.06
3-4	NORTE	73.96
4-5	OESTE	300.00
5-6	SUR	1200.00
6-7	ESTE	300.00
7-8	NORTE	126.04
8-9	OESTE	10.06
9-1	NORTE	473.96

EL LOTE SAN RAMON ES COLINDANTE AL ESTE DE ESTA CONCESION MINERA Y OCUPA UNA SUPERFICIE DE 80 HECTAREAS.

6. Dimensiones del proyecto.
LA SUPERFICIE TOTAL ES DE 114.994 Has., DISTRIBUIDAS DE LA SIGUIENTE MANERA, 34.994 HAS, PARA LA CONCESION MINERA "OCHO HERMANOS " Y

80.000 HECTAREAS PARA LA CONCESION MINERA "SAN RAMON". EL PROYECTO ES DE 4.0 HECTAREAS, REPARTIDOS DE LA SIGUIENTE MANERA: TAJO EN EL LOTE MINERO "OCHO HERMANOS" (1.2 HECTAREAS) Y "SAN RAMON" (1.8 HECTAREAS), DANDO UN TOTAL DE 3.0 Has. PLANTA DE BENEFICIO 1.0 Ha. FUERA DEL LOTE OCHO HERMANOS, EN TERRENOS DONDE SE TIENE UN ACUERDO CON LOS EJIDATARIOS (TERRENOS APARCELADOS).

I.2. Datos generales del Promovente.
1. Nombre o razón social.
MEXUS GOLD MINING, S.A. D E C.V.

2. Registro Federal de Causantes (RFC).
MGM-090108712

6. Clave Única de Registro de Población (CURP) del Promovente.
NO APLICA.

7. Dirección del Promovente para recibir u oír notificaciones.
7.1. Calle y número o bien nombre del lugar y/o rasgo geográfico de referencia, en caso de carecer de dirección postal.
AVE. JOSE S . HEALY. No. 271-A.

7.2. Colonia, barrio.
SAN BENITO.

7.3. Código postal.
83190.

7.4. Entidad federativa.
SONORA

7.5. Municipio o delegación.
HERMOSILLO

7.6. Teléfono(s).
(662)1230194

7.7. Fax.
MISMO.

7.8. Correo electrónico.
entalpia_consultores@yahoo.com.mx

I.3. Datos generales del responsable del estudio de impacto ambiental.
1. Nombre o razón social.
ENTALPIA CONSULTORES, S. C.

2. RFC.
ECO-050519-LW5

3. Nombre del responsable técnico de la elaboración del estudio.
ING. MACARIO ACOSTA SANCHEZ

4. RFC del responsable técnico de la elaboración del estudio.
AOMS500102

5. CURP del responsable técnico de la elaboración del estudio.
EN TRAMITE

7. Dirección del responsable del estudio.
7.1. Calle y número o bien nombre del lugar y/o rasgo geográfico de referencia, en caso de carecer de dirección postal.
BACERAC No. 244

7.2. Colonia, barrio.
LOPEZ PORTILLO.

7.3. Código postal.
83104.

7.4. Entidad federativa.
SONORA.

7.5. Municipio o delegación.
HERMOSILLO.

7.6. Teléfono(s).
(662) 2844430.

7.8. Correo electrónico.
entalpia_consultores@yahoo.com.mx

II. DESCRIPCIÓN DEL PROYECTO.

ESTE PROYECTO DENOMINADO "URES", CONSISTE EN EXPLOTAR UN SITIO EN UNA SUPERFICIE EN CONJUNTO DE 3 HECTAREAS Y UTILIZAR UN SUPERFICIE DE 1 HECTAREA PARA INSTALAR UNA PLANTA DE BENEFICIO USANDO EL PROCESO DE GRAVIMETRIA, Y UNA VEZ PROCESADO SE COMERCIALIZARAN LOS PRODUCTOS EN EL EXTRANJERO Y EL MERCADO NACIONAL. LOS PRODUCTOS DE EXPLOTACION ES MINERAL METALICO CONTENIENDO PLATA Y ORO. EL PROYECTO "URES" SE LOCALIZA EN TERRENOS DEL EJIDO GUADALUPE DE URES Y SE TIENE ENTABLADO UN ACUERDO ENTRE EL PROMOVENTE Y LOS EJIDATARIOS YA APARCELADOS, POR LO QUE NO EXISTE CONFLICTO CON EL USO DE SUELO.

II.1. Información general del proyecto.
II.1.1. Naturaleza del proyecto.
ESTE PROYECTO DENOMINADO "URES", CONSISTE EN EXPLOTAR UN SITIO EN UNA SUPERFICIE DE 3 HECTAREAS Y, ADICIONALMENTE, UTILIZAR UN SUPERFICIE DE 1 HECTAREA PARA INSTALAR UNA PLANTA DE BENEFICIO USANDO EL PROCESO DE GRAVIMETRIA Y LOS CONCENTRADOS SE LIXIVIARAN CON THIOUREA, UN PRODUCTO QUIMICO UTILIZADO COMO FERTILIZANTE EN LA AGRICULTURA. UNA VEZ PROCESADO SE COMERCIALIZARAN LOS PRODUCTOS EN EL EXTRANJERO Y EL MERCADO NACIONAL. LOS PRODUCTOS DE EXPLOTACION ES MINERAL METALICO CONTENIENDO PLATA Y ORO. EL PROYECTO "URES" SE LOCALIZA EN TERRENOS DEL EJIDO GUADALUPE DE URES Y SE TIENE ENTABLADO UN ACUERDO ENTRE EL PROMOVENTE Y LOS EJIDATARIOS YA APARCELADOS, POR LO QUE NO EXISTE CONFLICTO CON EL USO DE SUELO.
EL AREA DEL PROYECTO NO AFECTA AREAS FORESTALES NI SE ENCUENTRA DENTRO DE UNA ZONA DE NUCLEO Y/O ZONA DE AMORTIGUAMIENTO DE UN AREA NATURAL PROTEGIDA. NO SE REALIZARAN ACTIVIDADES QUE AFECTEN HUMEDALES, MANGLARES, RIOS, LAGUNAS, LAGOS, ESTEROS, LITORALES O ZONAS FEDERALES COMO LO CONTEMPLA EL ARTICULO 28 DE LA LEY GENERAL DEL EQUILIBRIO ECOLOGICO Y LA PROTECCION AL MEDIO AMBIENTE Y EL ARTICULO 5 DEL REGLAMENTO EN MATERIA DE EVALUACION DEL IMPACTO AMBIENTAL VIGENTES. LAS CONCESIONES MINERAS "OCHO HERMANOS" Y "SAN RAMON", SE SOLICITARON POR TODA CLASE DE MINERAL Y SUSTANCIA CONCESIBLE, TAL Y COMO LO MARCA LA LEY MINERA VIGENTE EN SU ARTICULO CUARTO Y SU REGLAMENTO VIGENTES, POR LO QUE ES CONGRUENTE CON ESTE PROYECTO, CUYO OBJETIVO ES EL BENEFICIO DE MINERAL METALICO CONTENIENDO PLATA Y ORO.
EL PROYECTO CONTEMPLA DESARROLLARSE APROVECHANDO DE MANERA OPTIMA LOS RECURSOS NATURALES NO RENOVABLES DEL AREA, PLANEANDO LA EXPLOTACION DE LA MINA, SIN UTILIZAR EXPLOSIVOS Y TENER UNA PLANTA DE BENEFICIO EN EL SITIO DEL PROYECTO; NO SE CONSTRUIRAN CAMPAMENTOS NI NINGUNA OTRA OBRA CIVIL EN EL ÁREA DE EXPLOTACION Y BENEFICIO, EVITANDO CON ESTO IMPACTAR DE

MANERA ADICIONAL AL AREA CON TRABAJOS DE CONSTRUCCION. ASI MISMO, SE EJECUTARAN PROGRAMAS TENDIENTES A REDUCIR, MITIGAR Y EVITAR EN LO POSIBLE IMPACTOS AMBIENTALES NEGATIVOS INNECESARIOS.

EL AREA DE TRABAJO DEL PROYECTO SE HA SELECCIONADO DE TAL MANERA QUE LOS IMPACTOS EN LA ZONA SEAN MITIGADOS DE LA MEJOR MANERA POSIBLE Y CON ELLO EVITAR EN LO POSIBLE LA AFECTACION QUE SE GENERE. LA EXPLOTACION SE REALIZARA A CIELO ABIERTO, TENIENDO UNA PRODUCCION ANUAL EN SU ETAPA DE ARRANQUE DE 72,000 TONELADAS. LAS ETAPAS LAS DEFINE EL MERCADO, PERO SE CONTEMPLAN SERAN DE 2 AÑOS CADA UNA.

II.1.2. Justificación y objetivos.

EL PROYECTO "URES" SE JUSTIFICA POR LA CRECIENTE DEMANDA DE MINERALES METALICOS Y LOS PRECIOS CON COTIZACION RECORD EN LOS MERCADOS NACIONAL E INTERNACIONAL. LA TENDENCIA EN LOS PRECIOS ACTUALES Y FUTUROS DE LOS METALES PRECIOSOS Y QUE SE PROYECTAN PARA LOS PROXIMOS AÑOS, HACE QUE ESTE PROYECTO TENGA GARANTIZADA SU VIABILIDAD ECONOMICA Y AUNADO A QUE LA ZONA DONDE SE PLANEA EXPLOTAR EL MINERAL TIENE COSTOS AMBIENTALMENTE BAJOS.

LA MATERIA PRIMA ES MINERAL CON CONTENIDOS DE MINERALES CONCESIBLES DE ACUERDO A LA LEY MINERA Y SU REGLAMENTO VIGENTES EN SU ARTICULO CUARTO (PLATA Y ORO).

LA SITUACIÓN GEOGRAFICA DEL PROYECTO "URES", EN EL MUNICIPIO DE URES, SONORA, SE ENCUENTRA EN DONDE SE LOCALIZAN DEPOSITOS DE MINERALES METALICOS QUE SE ESTUVIERON EXPLOTANDO EN AÑOS ANTERIORES.

LOS OBJETIVOS DE ESTE PROYECTO ES EL EXPLOTAR Y BENEFICIAR MINERAL METALICO (PLATA Y ORO).

ESTE PROYECTO CONTINUARA CON LA DERRAMA ECONOMICA Y DE BIENESTAR EN LA CALIDAD DE VIDA PARA LOS HABITANTES DE GUADALUPE DE URES, SONORA, POR LA GENERACION DE EMPLEOS Y LA COMPRA DE INSUMOS, POR PARTE DEL PROMOVENTE QUE REALIZARA LOS TRABAJOS, ADEMAS DE FOMENTAR EL ARRAIGO DE SUS POBLADORES Y ENRIQUECER SU CULTURA MEDIANTE PROGRAMAS DE EDUCACION AMBIENTAL A LOS NIÑOS Y JOVENES DE LA REGION.

II.1.3. Inversión requerida.

EN LA ETAPA DE PREPARACION, OPERACIÓN, MEDIDAS DE PREVENCION Y MITIGACION DEL PROYECTO SE INVERTIRAN ALREDEDOR DE $12'300,000.00 PESOS EQUIVALENTES A 1'000,000.00 DOLARES CONSIDERANDO UN TIPO DE CAMBIO DE 12.30 PESOS POR UN DÓLAR AL DIA 17 DE DICIEMBRE DEL 2010.

II.1.4. Duración del proyecto.

EL PROYECTO DURARA 20 AÑOS, EN 10 ETAPAS DE 2 AÑOS CADA UNA. SE MANEJA POR ETAPAS YA QUE EL MERCADO PUEDE VARIAR EN CUANTO A LA DEMANDA DE ESTE PRODUCTO.

Señalar la vida útil de la obra y/o actividad pretendida.
LA VIDA UTIL DEL PROYECTO "URES" ES 35 AÑOS, PERO SE CONSIDERA
TRABAJAR SOLO 20 AÑOS.

II.1.5. Políticas de crecimiento a futuro.
EL CRECIMIENTO DEL PROYECTO (DE ACUERDO AL MERCADO) ES POR
ETAPAS. EL MERCADO DETERMINARA LA PRODUCCION Y EN EL PRIMER Y
SEGUNDO AÑO SE INICIARA CON PRODUCCION 72,000 TONELADAS TOTALES,
Y SE INCREMENTARA A MEDIDA QUE ASI LO DEMANDE EL MERCADO. DADO
QUE LA PRODUCCION DEPENDE DEL MERCADO ACTUALMENTE NO SE
CUENTA CON LA INFORMACION QUE SUSTENTE UN DIAGRAMA DE GANTT
PARA DESCRIBIR EL COMPORTAMIENTO DEL MERCADO EN EL PERIODO DE
VIDA UTIL DEL PROYECTO.

II.2. Características particulares del proyecto.
Presentar la información relativa a todas las obras y actividades del sector minero que
constituyen el proyecto y que estén incluidas en alguna de las fracciones del artículo 28 de
la LGEEPA, o del artículo 5 del Reglamento en Materia de Evaluación del Impacto
Ambiental. Asimismo, hacer mención de aquellas obras asociadas que ya estén en
operación y describir las que se vayan a poner en marcha, incluidas las que se ubiquen
fuera del área del proyecto.
EN ESTE PROYECTO, SE HAN EJECUTADO OBRAS DE EXPLORACION MINERA
DIRECTA, TALES COMO BARRENACION CON EQUIPO TRACK-DRILL Y SE
REHABILITARON LOS CAMINOS DE ACCESO A SOLICITUD DE LOS
EJIDATARIOS DEL LUGAR COMO UNA CONTRAPRESTACION PORLA
OCUPACION TEMPORAL Y LA SERVIDUMBRE DE PASO. EN EL SITIO EXISTEN
VESTIGIOS DE ACTIVIDAD MINERA, QUE NO FUERON REALIZADOS POR EL
PROMOVENTE.

II.2.1. Minerales extraídos (mena y ganga).
LA MENA ES MINERAL DE PLATA Y ORO Y LA GANGA ES TEPETATE, ASI
COMO MINERAL SILICOSO.

II.2. Descripción de obras y actividades principales del proyecto.
Presentar la información relativa a las obras o actividades mineras que conforman el
proyecto. Para desarrollar este apartado, considerar la información del Apéndice I y
seleccionar ahí el inciso o incisos que corresponda(n) con las características del proyecto.
En caso de que se pretenda realizar obras y actividades que no están especificadas en el
apéndice citado, describir en detalle en qué consiste cada una de ellas.
OBRAS CIVILES:
NO SE TIENE PROYECTADO REALIZAR OBRAS CIVILES PERMANENTES.
LAS OBRAS MINERAS CONSISTIRAN EN LA APERTURA DE UN TAJO CON UNA
SUPERFICIE DE 3.0 HECTAREAS, PARA LO CUAL SE UTILIZARAN
MAQUINARIA PESADA Y ALGUNOS CASOS, EXPLOSIVOS.

EL METODO DE EXPLOTACION SE DETALLA DE LA SIGUIENTE MANERA:

1.- EXPLOTACION DE MINERAL, EN LO QUE SERA LA PRIMERA ETAPA.
2.- UTILIZANDO EL EQUIPO TRACK DRILL GARNERD DENVER 3100 A, SE HACEN LAS BARRENACIONES PARA CARGAR EL EXPLOSIVO Y UNA VEZ "CARGADO", SE REALIZAN LAS DETONACIONES. POSTERIORMENTE, SE INICIA EL ACARREO DEL MATERIAL EN CAMIONES DE VOLTEO.
3.- UNA VEZ TRANSPORTADO EL MATERIAL, SE PROCEDE A "APILAR" EL MATERIAL EXTRAIDO EN PATIOS DE ALMACENAMIENTO.
4.- SE PROCEDE AL ENVIO A LA PLANTA DE BENEFICIO EN CAMIONES DE BAJO PERFIL.
5.- EN LO REFERENTE AL MANTENIMIENTO DE EQUIPO Y TRANSPORTE, SE LE DARA DE ACUERDO AL USO QUE TENGAN, AUNQUE SE PROPONE HACERLO CADA 7 DIAS.

EL BENEFICIO DE MINERAL SE LLEVARA A CABO DE LA SIGUIENTE MANERA:

1.- EL MINERAL PROVENIENTE LA MINA, SE PROCEDERA A APILARLO EN UN SITIO COMO ALMACENAMIENTO TEMPORAL.
2.- EL MINERAL SE REDUCIRA DE TAMAÑO MEDIANTE EL QUEBRADO, POSTERIORMENTE SE CLASIFICARA SU TAMAÑO Y
3.- POR CONDUCTO DE UNA BANDA TRANSPORTADORA SE PROCEDERA A MOLERLO A UN TAMAÑO DE -80 MALLAS EL 100%.
4.- EL MINERAL MOLIDO SE CLASIFICARA CON UN HIDROCICLON Y EL QUE YA ESTE AL TAMAÑO ADECUADO, SE PROCESARA EN UN EQUIPO DE CONCENTRACION GRAVIMETRICA CENTRIFUGA.
EL MINERAL CONCENTRADO SE PROCEDERA A LIXIVIARLO CON THIOUREA Y LA PRIMERA COLA SE PASARA DE NUEVO A OTRO CONCENTRADOR CENTRIFUGO, OBTENIENDOSE EL CONCENTRADO MEDIO Y LAS COLAS FINALES.
5.- EL CONCENTRADO MEDIO SE LIXIVIARA CON THIOUREA Y LAS COLAS FINALES SE DISPONDRAN EN UN PEQUEÑO REPRESO DE JALES QUE AL NO CONTENER ESTAS PRODUCTOS QUIMICOS CONSIDERADOS COMO PELIGROSOS AL ENTORNO ECOLOGICO, NO REPRESENTAN PELIGRO ALGUNO AL MEDIO AMBIENTE Y SUS ECOSISTEMAS.
6.- EL LICOR DE LIXIVIACION SE TRATARA CON ZINC PARA SU PRECIPITACION Y EL AGUA DE PROCESO SE RECIRCULARA.
7.- LOS PRECIPITADOS SE TRASLADARAN A LOS MERCADOS NACIONALES PARA SU VENTA.
8.- EN LO REFERENTE AL MANTENIMIENTO DE EQUIPO Y TRANSPORTE, SE LE DARA DE ACUERDO AL USO QUE TENGAN, AUNQUE SE PROPONE HACERLO CADA 7 DIAS.

Superficie que ocupará cada una de las obras, con énfasis en la siguiente información:
–Área que ocupa el yacimiento.
SE TRABAJARA EN DOS SITIOS DISTINTOS: EL AREA UNO SE TENDRA UN TAJO DE 3 HECTAREAS Y UNA HECTAREA PARA PLANTA DE BENEFICIO. EN EL APENDICE VIII, SE DESCRIBE CON MAYOR DETALLE LAS COORDENADAS Y POLIGONOS QUE OCUPAN ESTOS SITIOS.

–Sitios de disposición de desechos sólidos.
LOS RESIDUOS DOMESTICOS SE TRASLADARAN AL TIRADERO SANITARIO DE GUADALUPE DE URES, SONORA, EN RECIPIENTES ESPECIALES PARA ELLO.

–Otras obras y servicios de apoyo (campamento obrero, patio de madera, etcétera).
NO SE CONSTRUIRAN EDIFICIOS PERMANENTES NI TEMPORALES.

–Servicios administrativos.
LA OFICINA ESTA UBICADA EN LA CIUDAD DE HERMOSILLO, SONORA, COMO SE DESCRIBE EN EL APARTADO I.2.7.1.DE ESTE MANIFIESTO.

Superficie total.
3.0 HECTAREAS (INCLUYE EL ÁREA ESPECIAL PARA LAS ESPECIE DE FLORA QUE SE TRASPLANTARAN EN CASO DE SER SUSCEPTIBLES DE HACERLO, LOCALIZADOS EN EL LOTE MINERO "OCHO HERMANOS" Y "SAN RAMON"). SE ANEXA LA UBICACIÓN EN LOS APÉNDICES ESTE MIAP. LAS CONCESIONES MINERAS OCHO HERMANOS COMPRENDE UNA SUPERFICIE DE 34.994 HECTAREAS Y EL LOTE SAN RAMON, 80 HECTAREAS, DANDO UN GRAN TOTAL DE 114.994 HECTAREAS.

Verificación de planos.
Incluir un anexo con planos de la obra. Para ello, seleccionar del Apéndice VIII aquellos que se utilicen de acuerdo con el tipo de obras. En caso de que el Promovente considere pertinente presentar otros planos, los podrá anexar.
SE ANEXA EN EL APÉNDICE VIII DE ESTE MIAP.

II.2.2.2. Tipo y tecnología de producción, en el caso de plantas de beneficio u otros procesos industriales aplicados al material extraído.
Incluir la siguiente información:
    a) Tipo de actividad industrial.
EXPLOTACION A CIELO ABIERTO DE MINERAL. SE PLANEA EL UTILIZAR EXPLOSIVOS.

b) Descripción, en términos genéricos, del tipo de procesos industriales que se pretende llevar a cabo.
EXPLOTACION A CIELO ABIERTO DE MINERAL CON USO DE EXPLOSIVOS. BENEFICIO EN PLANTA DE CONCENTRACION GRAVIMETRICA CENTRIFUGA.

c) Nombre, descripción breve y características de cada uno de los productos.
MINERAL METALICO CONTENIENDO PLATA Y ORO.

d) Descripción de todos los procesos y operaciones unitarias. La información de este apartado se deberá apoyar con un diagrama de flujo, en el que se indique el tipo y volúmenes de las materias primas y demás insumos, los almacenamientos, procesos intermedios y finales, salidas de productos, productos intermedios y subproductos, entradas de materias primas e insumos y productos intermedios, así como salidas de residuos, descargas de aguas y lodos residuales, emisiones atmosféricas y sus respectivos controles ambientales.

EN ESTE CASO PARTICULAR, PARA LA EXPLOTACION DEL MINERAL, NO SE NECESITAN PROCESOS UNITARIOS, SOLO OPERACIONES UNITARIAS COMO LA EXPLOTACION DEL MINERAL, SU ACARREO POR MEDIO DE CAMIONES DE VOLTEO Y DE BAJO PERFIL. SE ENVIAR A LA PLANTA DE BENEFICIO. NO EXISTEN SUBPRODUCTOS O PRODUCTOS INTERMEDIOS. SE CONTEMPLA EXPLOTAR Y BENEFICIAR EN SU ETAPA INICIAL 6000 TON /MES DE MINERAL. PARA EL BENEFICIO DE MINERAL SE EMPLERAN LAS OPERACIONES UNITARIAS DE QUEBRADO, MOLIENDA Y CLASIFICACION DE TAMAÑO MEDIANTE CRIBADO Y CLASIFICACION POR MEDIO DE HIDROCICLON. EN EL CASO DE LIXIVIACION SE USARA LA THIOUREA UN PRODUCTO QUIMICO AMPLIAMANTE USADO EN LA AGRICULTURA QUE NO ES NOCIVO AL MEDIO AMBIENTE.
EL PROMOVENTE PREVEERA REDUCIR LAS EMISIONES FUGITIVAS ATMOSFERICAS DE POLVO, PARA EVITAR LA CONTAMINACION EN EL PROCESO DE TUMBE DE MINERAL. PARA EVITAR EL POLVO POR EL EFECTO DEL TRANSITO DE CAMIONES DE CARGA SE DARA MANTENIMIENTO A LOS CAMINOS CON UNA MOTOCONFORMADORA QUE ESTARA PERMANENTEMENTE EN EL AREA DEL PROYECTO (CAMPAMENTO A 12 KM DEL SITIO DE TRABAJO, PROPIEDAD DE LA EMPRESA PROOVENTE). SE ANEXA DIAGRAMA.

e) Indicar si los procesos son continuos o por lotes, y si la operación es permanente, temporal o cíclica.
LA OPERACIÓN DEL PROCESO LA CONSIDERAMOS COMO SEMI-CONTINUA, YA QUE SOLO TRABAJA 12 HORAS AL DIA EN SU ETAPA INICIAL (PLANTA DE BENEFICIO), ESTO INCLUYE LA EXPLOTACION DEL MINERAL Y EL ACARREO A LA PLANTA DE BENEFICIO. LA OPERACIÓN ES PERMANENTE MIENTRAS EL PROYECTO ESTE VIGENTE. EN LOS PLANOS DEL APÉNDICE VIII SE INDICA LA EXTRACCIÓN DE MINERAL.

f) Capacidad de diseño.
EN EL CASO DE LA PLANTA DE BENEFICIO (MOVIL) ES DE 500 TON/DIA.

g) Servicios que se requieren para el desarrollo de las operaciones y/o procesos industriales.
ENERGIA ELECTRICA PARA ILUMINACION Y AGUA PARA USO DOMESTICO Y SANITARIO, ADEMÁS DE COMBUSTIBLE Y LUBRICANTES.

h) Indicar y explicar de forma breve si el proceso que se pretende instalar, en comparación con otros empleados en la actualidad para elaborar los mismos productos, cuenta con innovaciones que permitan reducir:

* El empleo de materiales contaminantes.
NO SE UTILIZARAN MATERIALES CONTAMINANTES.

* La utilización de recursos naturales.
NO EXISTEN INNOVACIONES.

* Energía.
NO EXISTEN INNOVACIONES.

* Residuos.
NO EXISTEN INNOVACIONES.

* Emisiones a la atmósfera.
NO EXISTEN INNOVACIONES.

* Agua para consumo.
NO EXISTEN INNOVACIONES.

* Aguas residuales.
NO EXISTEN INNOVACIONES.

i) Informar si contarán con sistemas para reutilizar el agua.
NO APLICA.

j) Señalar si el proyecto incluye sistemas para la cogeneración y/o recuperación de energía.
NO APLICA.

k) Indicar si los envases y empaques utilizados para embalar los minerales están elaborados con materiales reciclables. Así mismo, si en la impresión de los empaques (etiquetas, cajas, etcétera) de sus productos emplean sustancias tóxicas (contestar esta pregunta aun cuando la impresión se realice por parte de terceros o fuera de las instalaciones).
NO APLICA.

l) Especificar si los envases y empaques utilizados para embalar los productos pueden ser reciclados, y si los materiales empleados para ese fin son contaminantes.
NO APLICA.

II.2.2.3. Producción estimada.

a) Volumen del o los material(es) extraídos, total anual y promedio mensual (mena y ganga).
6,000 TONELADAS POR MES DE MINERAL

b) Capacidad instalada de la planta de beneficio (toneladas diarias).
EN LA PRIMERA ETAPA DE 10, CONSIERANDO CADA UNA DE ELLAS DE 2 AÑOS, SE CONSIDERA 200 TONELADAS POR DIA DE CAPACIDAD INSTALADA, EN EL ARRANQUE.

c) Valor de la producción bruta anual esperada.
PRECIOS VARIABLES DEPENDIENDO DEL VALOR DE MERCADO..

d) Producción total anual de material(es) beneficiado(s).
72,000 TONELADAS DE MINERAL.
 e) Producción total y desglosada de los subproductos obtenidos.
PRECIPITADO DE METALES CONTENIENDO PLATA, ORO Y COBRE.

f) Tabla resumen con todos los productos, subproductos y productos intermedios (en caso de que apliquen), materias primas e insumos. Informar, sobre cada uno de ellos:

* Nombre. MINERAL POLIMETALICO.
* Fórmula. NO APLICA.
* Estado físico. SÓLIDO.
* Cantidad de producción por unidad de tiempo (para productos, subproductos y productos intermedios). 6,000 TONELADAS/MES.
* Cantidad de consumo por unidad de tiempo (para materia prima). 6000 TONELADAS/MES.
* Características CRETIB.
* Anexar las hojas de datos de seguridad de acuerdo al formato Anexo.1, de las sustancias que serán utilizadas.
NO APLICA EN PRODUCTOS PARA BENEFICIO, PERO SE ADJUNTA LO RELACIONADO CON LOS EXPLOSIVOS.

II.2.2.4. Infraestructura.
a) Indique cual es la infraestructura existente en el sitio.
ACTUALMENTE CON LA INFRAESTRUCTURA QUE SE CUENTA ES CON CAMINOS DE ACCESO DE TERRACERIA TRANSITABLES TODO EL AÑO. SE ANEXAN PLANOS CON LOS CAMINOS DE ACCESO EN EL APÉNDICE VI DE ESTE MIAP.

b) Indique cual es la infraestructura que será construida y si esta será a cargo del Promovente o de alguna entidad pública o privada.
NO ESTA PROYECTADO CONSTRUIR ALGUNA INFRAESTRUCTURA EN EL LUGAR DEL PROYECTO.

II.2.3. Descripción de las obras y actividades asociadas.
NO SE CONSTRUIRAN OBRAS PROVISIONALES. NO EXISTEN OBRAS NI ACTIVIDADES ASOCIADAS.
II.2.3.1 Descripción.
Indicar y describir las obras y actividades asociadas; señalar sus características e incluir la superficie que ocuparán. La información sobre material empleado, material removido, etcétera, se presentará en la sección correspondiente. En el Apéndice I se incluye una lista no limitativa de obras y la información que deberá desarrollarse cuando el proyecto las incluya, en cuyo caso deberá insertarse en esta sección. Si el proyecto contempla obras que no están incluidas en la lista, se deberá presentar la información correspondiente.
LA OBTENCION DE MINERAL, SE EXPLOTARA A CIELO ABIERTO, PARA LO CUAL SE UTILIZARA MAQUINARIA PARA CARGA FRONTAL Y EL ACARREO A LA PLANTA DE BENEFICIO.

II.2.3.2. Si el proyecto consiste en una ampliación de la infraestructura o de la capacidad productiva de un proyecto existente:
a) Identificar y desarrollar la información aplicable en la presente guía.
NO APLICA.

b) Describir de manera detallada las características y funciones de la infraestructura a instalar.
NO APLICA.

II.2.3.3. Descripción de obras y actividades provisionales o temporales.
NO EXISTEN OBRAS NI ACTIVIDADES ASOCIADAS.

II.2.4. Ubicaciones y dimensiones del proyecto.
II.2.4.1. Ubicación física del sitio o la trayectoria del proyecto.
En la carta 1, ubicar el sitio o la trayectoria del proyecto seleccionado. Señalar el nombre de la(s) localidad(es), municipio(s) y estado(s).
ESTADO: SONORA.
MUNICIPIO: URES.
LOCALIDAD: TERRENOS DEL EJIDO "GUADALUPE DE URES".

II.2.4.2. Dimensiones del proyecto.
a) La superficie total del predio.
114.994 HECTAREAS, SIENDO REPARTIDAS DE LA SIGUIENTE MANERA: 34.994 HECTAREAS, SUPERFICIE CONCESIONADA AL LOTE MINERO "OCHO HERMANOS Y 80.000 HECTAREAS AL LOTE MINERO SAN RAMON. LAS 3 HECTAREAS DEL TAJO SE REPARTIRAN DE FORMA TAL QUE EL LOTE OCHO HERMANOS AFECTARA 1.2 HECTAREAS Y EL LOTE SAN RAMON SE AFECTARA CON 11.8 HECTAREAS.

c) La que se planea desmontar y su porcentaje con respecto al área arbolada.
3.0 HECTAREAS EN EL AREA DEL TAJO.
1 HECTAREA EN LA PLANTA DE BENEFICIO.

d) La superficie total que ocupan las áreas naturales y las afectadas por el aprovechamiento.
3.0 HECTAREAS PARA OBTENCION DEL MINERAL, 1.0 HECTAREAS PARA PLANTA DE BENEFICIO. EL PLANO DE LOCALIZACION, ASI COMO SUS RESPECTIVOS POLIGONOS, SE ANEXAN EN EL APÉNDICE VIII DE ESTE MIAP. EL LOTE OCHO HERMANOS AFECTARA 1.2 HECTAREAS Y EL LOTE SAN RAMON SE AFECTARA CON 11.8 HECTAREAS.

e) Las arboladas y no arboladas.
LA SUPERFICIE DONDE SE LLEVARA A CABO LOS TRABAJOS FUERON CARACTERIZADOS Y SE ANEXA ESTUDIO DE VEGETACIÓN Y SUS FOTOGRAFIAS EN EL APÉNDICE X DE ESTE MIAP. SE REALIZARA UN PROGRAMA DE RESTITUCIÓN DEL SITIO, UNA VEZ QUE INICIE LAS OPERACIONES EL PROYECTO.

f) Las que se ocuparán con infraestructura para la operación del proyecto.
3.0 HECTAREAS PARA EXPLOTACION Y 1 PARA BENEFICIO, CUIDANDO EL NO AFECTAR INNECESARIAMENTE LA VEGETACION. EL LOTE OCHO HERMANOS AFECTARA 1.2 HECTAREAS Y EL LOTE SAN RAMON SE AFECTARA CON 1.8 HECTAREAS.

g) La requerida para caminos de acceso y otras obras asociadas.
LOS CAMINOS DE ACCESOYA EXISTEN, SOLO SE REHABILITARAN EN CASO DE REQUERIRSE.

II.2.4.3. Vías de acceso al área donde se desarrollará la obra o actividad.
Indicará en la carta 2 cuáles son las vías de acceso (terrestres, aéreas, marítimas y/o fluviales) al sitio propuesto para el desarrollo del proyecto.
Tabla 1. Vías de acceso.

Caminos de acceso	Longitud Metros(m)	Superficie total (m^2)	En áreas naturales	Porcentaje áreas nat.	Área urbana, Agr. o erial	Porcentaje
Terraceria	14000	56,000	Total	Total	Vecinal	Total

II.2.4.4. Descripción de servicios requeridos y ofrecidos describir de manera integral y detallada la infraestructura de bienes y servicios, ya sea en operación o en proceso de aplicación, que son necesarios para el desarrollo del proyecto en sus diferentes etapas. Especificar su localización en el terreno y la superficie que ocupará.
EN EL CASO DEL CAMPAMENTO, SE REQUIEREN GENERACION DE ENERGIA ELECTRICA PARA ILUMINACION, RESPECTO DEL AGUA, PARA EL USO DOMESTICO SE OBTENDRA DIRECTAMENTE DE RED MUNICIPAL DE GUADALUPE DE URES, SE CONTEMPLA UN VOLUMEN DE 2 METROS CUBICOS POR DIA, PARA SU USO DOMESTICO Y SANITARIO.
PARA EL BENEFICIO DE MINERAL, SE ADQUIRIRAN DERECHOS DE AGUA EN LAS VECINDADES DEL PROYECTO A FIN DE GARANTIZAR QUE SE PUEDA LLEVAR A CABO EL DESARROLLO METALURGICO.

II.3. Descripción de las obras y actividades a realizar en cada una de las etapas del proyecto.

II.3.1. Programa general de trabajo.

Este apartado tiene como objetivo conocer las diferente etapas que conforman el proyecto y la manera como se pretenden llevar a cabo. Para ello, se desarrollará en forma esquemática (diagrama de Gantt) un programa calendarizado de trabajo que incluya las siguientes etapas del proyecto: preparación del sitio, construcción, operación, mantenimiento y abandono.

DIAGRAMA DE GANTT.

ACTIVIDAD	MES 1*	MES 2	MES 3	MES POSTERIORES
	SEMANA 1 2 3 4	SEMANA 1 2 3 4	SEMANA 1 2 3 4	SEMANA 1 2 3 4
PREPARACION DEL TERRENO(LIMPIEZA Y NIVELACION)	*			
INSTALACION DE EQUIPO	* *	* * * *	* * * *	
OPERACIÓN	* *	* * * *	* * * *	* * * *
MANTENIMIENTO PREVENTIVO	* *	* * * *	* * * *	* * * *

MES 1* A PARTIR DE LA RESOLUCION DEL MIAP.
LA ETAPA DE MANTENIMIENTO PREVENTIVO DEL EQUIPO DE EXPLOTACION SE HARA CADA SEPTIMO DIA DE OPERACIÓN.
ETAPA DE OPERACIÓN SERA DE 20 AÑOS.
LA ETAPA DE ABANDONO DE INSTALACIONES SE HARA EN UN TERMINO NO MAYOR DE 4 SEMANAS, AQUÍ SE CONSIDERA INICIA LA ETAPA DE RESTAURACIÓN DEL SITIO.

II.3.2. Selección del sitio.

LA SELECCIÓN DEL SITIO A EXPLOTAR SE DEBE AL VOLUMEN Y CALIDAD DEL MATERIAL PRESENTE, LO CUAL HACE ECONOMICAMENTE VIABLE EL PROYECTO. ADEMAS, EL AREA DEL PROYECTO NO SE ENCUENTRA CONSIDERADO DENTRO DE ZONAS DE NUCLEO, AMORTIGUAMIENTO, O SE CONTEMPLE DESARROLLO URBANO A CORTO O MEDIANO PLAZO. POR OTRA PARTE SE CUENTA CON LA VENTAJA DE TENER ACCESO TRANSITABLE TODO EL AÑO.
POR LOS RESULTADOS DE LOS ESTUDIOS DE CAMPO REALIZADOS, NO SE CONSIDERA OTRO SITIO DISTINTO DEL QUE NOS OCUPA. LA SITUACIÓN LEGAL DEL PREDIO ES DE PROPIEDAD DEL EJIDO GUADALUPE DE URES.

II.3.2.1. Estudios de campo.

SE REALIZARON ESTUDIOS DE CAMPO, PROSPECCION, MUESTREOS SUPERFICIALES, ANALISIS QUIMICOS, PRUEBAS DIVERSAS Y ESTUDIOS DE FLORA Y FAUNA. LOS RESULTADOS DE LOS ESTUDIOS ANTERIORES CONFIRMARON LA VIABILIDAD DEL PROYECTO "URES".

De ser el caso, describir las actividades que se hayan realizado en la preparación del terreno para llevar a cabo los estudios de campo.

NO ES EL CASO.

II.3.2.2. Método(s) utilizado(s) en la etapa de exploración.

LA EXPLORACION SE REALIZO MEDIANTE RECORRIDOS POR PARTE DE GEOLOGOS TOMANDO MUESTRAS DE MANO Y HACIENDO UN MUESTREO SUPERFICIAL PARA ENVIARLAS A LABORATORIOS PARA SU DETERMINACION ANALITICA Y PRUEBAS DE CALIDAD.

II.3.2.3. Sitios alternativos.

a) Indicar las fases desarrolladas en la exploración del yacimiento, desde la prospección y toma de muestras, hasta los estudios para determinar la factibilidad del proyecto.

1.- PROSPECCION, 2. TOMA DE MUESTRAS, 3. ANALISIS QUIMICOS, 4. PRUEBAS DE CALIDAD, 5. EVALUACION ECONOMICA, 6. INVESTIGACION DE MERCADO, 7. RESTRICCIONES AMBIENTALES, 8. CAPTACION DE RECURSOS ECONOMICOS PARA EL DESARROLLO DEL PROYECTO, 9. ASPECTOS LEGALES DEL TERRENO SUPERFICIAL, 10. FORMALIZACION DE CONVENIOS Y SU RESPECTIVO REGISTRO LEGAL.

Señalar los criterios y estudios realizados que determinaron la selección del sitio, así como los criterios que motivan su preferencia sobre otros lugares alternativos. Estos criterios incluirán, en orden de importancia, las variables ambientales, de riesgo ambiental, tecnológicas, jurídicas, económicas y sociales aplicables.Hacer una descripción breve de los estudios realizados.

SE REALIZO LA PROSPECCION DEL AREA POR PARTE DE GEOLOGOS RECOLECTANDO MUESTRAS DE MANO PARA ENVIARLAS A UN LABORATORIO DE ANALISIS QUIMICO EN HERMOSILLO, SONORA. COMO LOS RESULTADOS ARROJARON DATOS INTERESANTES, SE PROCEDIO A MUESTREAR DE MANERA MAS EXHAUSTIVA LA ZONA PARA TENER UNA IDEA MAS CLARA DE LA CALIDAD Y CANTIDAD DE MATERIAL FACTIBLE DE EXPLOTAR. UNA VEZ CUANTIFICADAS LAS MUESTRAS SE DESARROLLARON VARIAS PRUEBAS DE CALIDAD QUE CORROBORARON QUE EL MATERIAL CUMPLE CON LAS ESPECIFICACIONES QUE DEMANDA EL MERCADO.

EN LA REVISION BIBLIOGRAFICA Y DOCUMENTAL, SE ENCONTRO QUE EL SITIO DEL PROYECTO SE ENCUENTRA FUERA DE ZONAS NATURALES PROTEGIDAS, YA QUE NO APARECEN EN LOS LISTADOS DE CÓMO ÁREAS NATURALES PROTEGIDAS EN LOS DISTINTOS NIVELES DE GOBIERNO, POR LO QUE NO SE CONTRAPONE. EL LUGAR SE CONSIDERA DE BAJO RIESGO AMBIENTAL, YA QUE ESTE PROYECTO SE DESARROLLARA SIGUIENDO LOS LINEAMIENTOS DE SUSTENTABILIDAD. ANALISIS DE LABORATORIO, ECONOMICOS Y DE GABINETE EN GENERAL DE ESTE PROYECTO.

II.3.2.4. Situación legal del predio y tipo de propiedad.
EL AREA DEL PROYECTO ES DE PROPIEDAD DEL EJIDO "GUADALUPE DE URES", Y SE TIENE ACUERDO FORMAL CON LOS PROPIETARIOS, POR LO QUE NO SE PREVEEN PROBLEMAS DE ESTE TIPO.
II.3.2.5. Uso actual del suelo en el sitio del proyecto y sus colindancias.
EL AREA CIRCUNDANTE AL PROYECTO SE UTILIZA PARA GANADERIA.

II.3.2.6. Urbanización del área.
EL AREA DEL PROYECTO ESTA LOCALIZADO EN ÁREA RURAL, POR LO QUE NO APLICA ESTE APARTADO.

II.3.2.7. Área natural protegida.
EL PROYECTO NO SE ENCUENTRA DENTRO NI COLINDA CON UN AREA NATURAL PROTEGIDA.

II.3.2.8. Otras áreas de atención prioritaria.
EL AREA DEL PROYECTO NO SE ENCUENTRA DENTRO NI COLINDA CON UN AREA DE ATENCION PRIORITARIA.
II.3.3. Preparación del sitio y construcción.

II.3.3.1. Preparación del sitio.
Si el proyecto contempla el desarrollo de alguna o algunas de las actividades que se indican en el Apéndice III, incluir la información y descripción correspondiente.
NO SE CONTEMPLA LA CONSTRUCCION DE OBRA CIVIL MAYOR NI PREPARACION DEL TERRENO PARA CONSTRUCCION, EN EL CASO DEL LOTE MINERO SE PROCEDERA AL TRASLADO DE ESPECIES DE FLORA (EN SU CASO).

II.3.3.2. Construcción.
Describir con todo detalle el proceso constructivo de cada una de las obras a realizar. Para ello, además de presentar los incisos a y b que se anotan a continuación, se deberán desarrollar los puntos establecidos en el Apéndice I.
NO HAY CONSTRUCCION DE OBRAS CIVILES.

a) Cronograma desglosado de las actividades y obras permanentes y temporales de construcción.
NO HAY CONSTRUCCION DE OBRAS CIVILES.

b) Procedimiento de construcción de cada una de las obras que constituyen el proyecto. Incluir figuras descriptivas del procedimiento.
NO APLICA.

II.3.4. Operación y mantenimiento.
II.3.4.1. Programa de operación.
Proporcionar la siguiente información:
Descripción de las actividades del programa de extracción, operación de la planta de beneficio y mantenimiento.
EL METODO DE EXPLOTACION SE DETALLA DE LA SIGUIENTE MANERA:

1.- EXPLOTACION DE MINERAL, EN LO QUE SERA LA PRIMERA ETAPA.
2.- UTILIZANDO EL EQUIPO TRACK DRILL GARNERD DENVER 3100 A, SE HACEN LAS BARRENACIONES PARA CARGAR EL EXPLOSIVO Y UNA VEZ "CARGADO", SE REALIZAN LAS DETONACIONES. POSTERIORMENTE, SE INICIA EL ACARREO DEL MATERIAL EN CAMIONES DE VOLTEO.
3.- UNA VEZ TRANSPORTADO EL MATERIAL, SE PROCEDE A "APILAR" EL MATERIAL EXTRAIDO EN PATIOS DE ALMACENAMIENTO.
4.- SE PROCEDE AL ENVIO A LA PLANTA DE BENEFICIO EN CAMIONES DE BAJO PERFIL.
5.- EN LO REFERENTE AL MANTENIMIENTO DE EQUIPO Y TRANSPORTE, SE LE DARA DE ACUERDO AL USO QUE TENGAN, AUNQUE SE PROPONE HACERLO CADA 7 DIAS.

EL BENEFICIO DE MINERAL SE LLEVARA A CABO DE LA SIGUIENTE MANERA:
1.- EL MINERAL PROVENIENTE LA MINA, SE PROCEDERA A APILARLO EN UN SITIO COMO ALMACENAMIENTO TEMPORAL.
2.- EL MINERAL SE REDUCIRA DE TAMAÑO MEDIANTE EL QUEBRADO, POSTERIORMENTE SE CLASIFICARA SU TAMAÑO Y
3.- POR CONDUCTO DE UNA BANDA TRANSPORTADORA SE PROCEDERA A MOLERLO A UN TAMAÑO DE -80 MALLAS EL 100%.
4.- EL MINERAL MOLIDO SE CLASIFICARA CON UN HIDROCICLON Y EL QUE YA ESTE AL TAMAÑO ADECUADO, SE PROCESARA EN UN EQUIPO DE CONCENTRACION GRAVIMETRICA CENTRIFUGA.
EL MINERAL CONCENTRADO SE PROCEDERA A LIXIVIARLO CON THIOUREA Y LA PRIMERA COLA SE PASARA DE NUEVO A OTRO CONCENTRADOR CENTRIFUGO, OBTENIENDOSE EL CONCENTRADO MEDIO Y LAS COLAS FINALES.
5.- EL CONCENTRADO MEDIO SE LIXIVIARA CON THIOUREA Y LAS COLAS FINALES SE DISPONDRAN EN UN PEQUEÑO REPRESO DE JALES QUE AL NO CONTENER ESTAS PRODUCTOS QUIMICOS, NO REPRESENTAN PELIGRO ALGUNO AL MEDIO AMBIENTE Y SUS ECOSISTEMAS.
6.- EL LICOR DE LIXIVIACION SE TRATARA CON ZINC PARA SU PRECIPITACION Y EL AGUA DE PROCESO SE RECIRCULARA.
7.- LOS PRECIPITADOS SE TRASLADARAN A LOS MERCADOS NACIONALES PARA SU VENTA.

8.- EN LO REFERENTE AL MANTENIMIENTO DE EQUIPO Y TRANSPORTE, SE LE DARA DE ACUERDO AL USO QUE TENGAN, AUNQUE SE PROPONE HACERLO CADA 7 DIAS.

a) Presentar en forma gráfica la programación de las actividades que se realizarán en las etapas de extracción, operación de la planta de beneficio y mantenimiento preventivo de ambas.

ESTANDO EN OPERACIÓN EL PROYECTO, LAS ACTIVIDADES SON LAS QUE SE SEÑALARON EN EL PUNTO ANTERIOR.

b) Anexar un diagrama de flujo general que se acompañe de una descripción general de los procesos de extracción, beneficio y almacenamiento.

SE ANEXA DIAGRAMA DE BLOQUES DESCRIBIENDO DE MANERA GENERAL EL PROCESO.

DIAGRAMA DE BLOQUES DEL PROCESO



3. Descripción del método de explotación y beneficio.

Describir en forma detallada el método de explotación y beneficio propuesto para la extracción del mineral. Anexar un diagrama de flujo detallado.

EL METODO DE EXPLOTACION SE DETALLA DE LA SIGUIENTE MANERA:

1.- EXPLOTACION DE MINERAL, EN LO QUE SERA LA PRIMERA ETAPA.

2.- UTILIZANDO EL EQUIPO TRACK DRILL GARNERD DENVER 3100 A, SE HACEN LAS BARRENACIONES PARA CARGAR EL EXPLOSIVO Y UNA VEZ "CARGADO", SE REALIZAN LAS DETONACIONES. POSTERIORMENTE, SE INICIA EL ACARREO DEL MATERIAL EN CAMIONES DE VOLTEO.

3.- UNA VEZ TRANSPORTADO EL MATERIAL, SE PROCEDE A "APILAR" EL MATERIAL EXTRAIDO EN PATIOS DE ALMACENAMIENTO.

4.- SE PROCEDE AL ENVIO A LA PLANTA DE BENEFICIO EN CAMIONES DE BAJO PERFIL.

5.- EN LO REFERENTE AL MANTENIMIENTO DE EQUIPO Y TRANSPORTE, SE LE DARA DE ACUERDO AL USO QUE TENGAN, AUNQUE SE PROPONE HACERLO CADA 7 DIAS.

EL BENEFICIO DE MINERAL SE LLEVARA A CABO DE LA SIGUIENTE MANERA:

1.- EL MINERAL PROVENIENTE LA MINA, SE PROCEDERA A APILARLO EN UN SITIO COMO ALMACENAMIENTO TEMPORAL.

2.- EL MINERAL SE REDUCIRA DE TAMAÑO MEDIANTE EL QUEBRADO, POSTERIORMENTE SE CLASIFICARA SU TAMAÑO Y

3.- POR CONDUCTO DE UNA BANDA TRANSPORTADORA SE PROCEDERA A MOLERLO A UN TAMAÑO DE -80 MALLAS EL 100%.

4.- EL MINERAL MOLIDO SE CLASIFICARA CON UN HIDROCICLON Y EL QUE YA ESTE AL TAMAÑO ADECUADO, SE PROCESARA EN UN EQUIPO DE CONCENTRACION GRAVIMETRICA CENTRIFUGA.

EL MINERAL CONCENTRADO SE PROCEDERA A LIXIVIARLO CON THIOUREA Y LA PRIMERA COLA SE PASARA DE NUEVO A OTRO CONCENTRADOR CENTRIFUGO, OBTENIENDOSE EL CONCENTRADO MEDIO Y LAS COLAS FINALES.

5.- EL CONCENTRADO MEDIO SE LIXIVIARA CON THIOUREA Y LAS COLAS FINALES SE DISPONDRAN EN UN PEQUEÑO REPRESO DE JALES QUE AL NO CONTENER ESTAS PRODUCTOS QUIMICOS, NO REPRESENTAN PELIGRO ALGUNO AL MEDIO AMBIENTE Y SUS ECOSISTEMAS.

6.- EL LICOR DE LIXIVIACION SE TRATARA CON ZINC PARA SU PRECIPITACION Y EL AGUA DE PROCESO SE RECIRCULARA.

7.- LOS PRECIPITADOS SE TRASLADARAN A LOS MERCADOS NACIONALES PARA SU VENTA.

8.- EN LO REFERENTE AL MANTENIMIENTO DE EQUIPO Y TRANSPORTE, SE LE DARA DE ACUERDO AL USO QUE TENGAN, AUNQUE SE PROPONE HACERLO CADA 7 DIAS.

II.3.4.2. Programa de mantenimiento.
Presentar una descripción del programa de mantenimiento de las instalaciones del proyecto, donde se detalle lo siguiente:

a) Actividades de mantenimiento y su periodicidad.
LAS ACTIVIDADES DE MANTENIMIENTO PREVENTIVO A EQUIPO A FIN DE MITIGAR LOS IMPACTOS DE RUIDO CONSISTEN EN LUBRICAR SUS PARTES. EN CUANTO A LA MAQUINARIA SE LES CAMBIA EL ACEITE DE MOTORES CADA 200 HORAS DE TRABAJO / MES, TRANSMISIONES Y DIFERENCIALES CADA 10,000 HORAS O ANTES SI LO REQUIEREN. EN EL CASO DEL EQUIPO DE CONCENTRACION Y GENERADOR SE REVISARA ANTES DE INICIAR OPERACIONES DIARIAMENTE, ASI COMO A LOS GENERADORES. LOS VEHICULOS Y CAMIONES SE LES DA MANTENIMIENTO PREVENTIVO DE ACUERDO A LA CALENDARIZACION QUE HARAN LOS MECANICOS ENCARGADOS.

b) Calendarización desglosada de los equipos y obras que requieren mantenimiento.
CAMIONES Y VEHICULOS UNO CADA SIETE DIAS Y EN EL CASO DE TRANSMISIONES Y DIFERENCIALES LUBRICACION CADA 10,000 HORAS DE TRABAJO, POR LO CUAL SE LLEVARA UN REGISTRO DE MANTENIMIENTO DE CADA MAQUINA, EQUIPO Y VEHICULO QUE ESTE EN EL PROYECTO.

c) Tipo de reparaciones a sistemas, equipos y obras. Incluir aquellos que durante el mantenimiento generen residuos líquidos y sólidos peligrosos y no peligrosos.
MANTENIMIENTO PREVENTIVO, LUBRICACION, CAMBIO DE ACEITE, SUSTITUCION DE PIEZAS EN MAL ESTADO.

II.3.5. Abandono del sitio.
Presentar un programa de abandono del sitio en el que se defina el destino que se dará a las obras (provisionales y/o definitivas) una vez concluida la vida útil del proyecto.
En este programa se deberá especificar lo siguiente:

II.3.5.1. Desmantelamiento de la infraestructura de apoyo.
POR LAS CARACTERISTICAS PARTICULARES DEL PROYECTO, DONDE NO SE CONTEMPLA EL DESARROLLO DE OBRA CIVIL MAYOR, EL PROGRAMA DE ABANDONO NO ABARCA MAS QUE LA REMOCION DE LOS EQUIPOS PORTATILES DE BENEFICIO

II.3.5.2. Abandono de las instalaciones.
Presentar un programa de abandono de sitio en el que se defina el destino que se dará a las obras (provisionales y/o definitivas) una vez concluida la vida útil del proyecto.
En este programa se deberá especificar lo siguiente:

* Estimación de vida útil. En caso de que la vida útil sea indefinida, mencionar las adecuaciones que se realizarán para renovar o darle continuidad al proyecto.
EL PROYECTO TIENE UNA VIDA UTIL ESTIMADA DE 35 AÑOS, AUNQUE SE PLANEA OPERAR SOLO 20 AÑOS.

* Programa de restitución o rehabilitación del área, donde se detallen:
* Los programas de rehabilitación que se pondrán en marcha al concluir el proyecto (restitución de flora, restauración de suelos y agua, etcétera).

EN EL TRANSCURSO DEL DESARROLLO DEL PROYECTO SE DISEÑARA LA RESTAURACION DE LA ZONA AFECTADA EN CADA UNO DE LOS SITIOS AFECTADOS, CONSIDERANDO LOS SIGUIENTES CONCEPTOS:

> CONSERVACION DEL ESCASO SUELO FERTIL EN EL ÁREA DE BENEFICIO DEL MINERAL.
> PROGRAMA DE RECUPERACION Y RESTAURACION ECOLOGICA DEL ÁREA IMPACTADA, A UN PERIODO DE TRES AÑOS A PARTIR DEL ABANDONO DE INSTALACIONES, AUN CUANDO SI SE DA EL CASO INICIARLO CUANDO LA EXPLOTACION PRESENTE UN AVANCE DEL 50 %. LA FORESTACION SE REALIZARA CUANDO SE CUENTE CON EL ESPACIO NECESARIO PARA LA SOBREVIVENCIA DE LOS INDIVIDUOS DE ACUERDO CON LA COBERTURA DE CADA ESPECIE, CUIDANDO QUE LA FORESTACION COINCIDA CON EL COMIENZO DE LA TEMPORADA DE LLUVIAS Y CON LAS TÉCNICAS ADECUADAS DE PLANTACION; NO SE FORESTARA CON ESPECIES EXOTICAS. DE LA MISMA MANERA, ESTE PROGRAMA INCLUIRA UN PROYECTO DE REGENERACION, REFORESTACION Y USO POSTERIOR DEL SITIO, MENCIONANDO LAS ESPECIES A UTILIZAR, LA CANTIDAD, EL SISTEMA DE PLANTACION Y EL PROGRAMA CALENDARIZADO DE ACTIVIDADES, LAS MEDIDAS DE PROTECCION Y MANTENIMIENTO PARA GARANTIZAR LAS MEDIDAS DE LA REFORESTACION.
> UN PROYECTO DE RESTITUCION GENERAL DEL PAISAJE TOMANDO EN CUENTA EL PUNTO DE VISTA ESTETICO.

SE PLANEA RESTITUIR EL ÁREA CON FINES GANADEROS, INTRODUCIENDO A LAS ZONAS AFECTADAS POR EL DESARROLLO DE LAS ACTIVIDADES DEL PROYECTO ESPECIES DE FLORA ADAPTATIVAS A LA ZONA CON EL OBJETO DE PROPORCIONAR ESTABILIDAD EN EL SUELO. EL TIPO DE FLORA SERA EL QUE SE CARACTERIZO EN LA ZONA Y SE ENLISTA EN EL APÉNDICE X DE ESTE MIAP, DENTRO DE LA INFORMACION DEL ESTUDIO BIOFÍSICO.

* Los planes de uso del área al concluir el proyecto, de acuerdo con los usos predominantes del suelo propuestos por los diferentes instrumentos de planeación vigentes al momento de elaborar dichos planes.
SE CONTEMPLA QUE EL USO QUE TENDRA EL SUELO SERA GANADERO.

* Las medidas compensatorias y de restitución del sitio.
EL PROMOVENTE ACATARA LAS MEDIDAS QUE A JUICIO DE LAS AUTORIDADES CUMPLAN CON LAS EXPECTATIVAS DE SUSTENTABILIDAD DEL PROYECTO.

DESCRIPCION DE LOS IMPACTOS DURANTE LA ETAPA DE ABANDONO:

SUELO:
DURANTE LA ETAPA DE ABANDONO, COMO SE MENCIONA ANTERIORMENTE, LA RESTAURACION DEL SUELO GENERARA, UNA VEZ FINALIZADA LAS ETAPAS DONDE ES POSIBLE HACER LA RESTAURACION, UN IMPACTO BENEFICO Y SIGNIFICATIVO, YA QUE SE RECUPERARA LA CAPACIDAD PARA LA FUTURA RESTAURACION DE LA VEGETACION NATIVA Y ADAPTATIVA.

ATMOSFERA:
LAS OPERACIONES DE ESTABILIZACION DE LAS ZONAS DEL MINERAL EXPLOTADO, ASÍ COMO LA RESTAURACION DEL SUELO, SE LLEVARA A CABO CON EQUIPO ESPECIALIZADO, LO CUAL GENERARA GASES DE COMBUSTION Y POLVO, LO QUE SE MITIGARA CON LAS MEDIDAS DE MANTENIMIENTO PREVENTIVO EN EL CASO DE LOS GASES DE COMBUSTION Y EL POLVO SE MITIGARA ESPARCIENDOLE AGUA.

VEGETACION Y FAUNA:
DESPUES DE QUE LA CUBIERTA VEGETAL PRESENTE EN EL INICIO DE LAS ACTIVIDADES DEL PROYECTO, HAYA SIDO RESTITUIDA, LA FAUNA, PRINCIPALMENTE LA DE MAMIFEROS PEQUEÑOS, REPTILES Y AVES, VOLVERAN A POBLAR ESAS ZONAS, YA QUE SE TRATARA DE UTILIZAR ESPECIES NATIVAS O ADAPTATIVAS DE FLORA, QUE FACILITARAN SU CRECIMIENTO Y SE FAVORECERA LA CREACION DE NICHOS PARA LA REPRODUCCION DE LA FAUNA. POR LO ANTERIOR ESTA ETAPA SE CONSIDERA COMO BENEFICA MUY SIGNIFICATIVA.

FACTORES SOCIOECONOMICOS:

EMPLEO: SE CONTINUARA UTILIZANDO MANO DE OBRA LOCAL DURANTE LAS OPERACIONES DE RESTAURACION Y ABANDONO, AUN CUANDO ESTA ETAPA ES CORTA Y TEMPORAL, SE CONSIDERA BENEFICA DURANTE EL DESARROLLO.

ACTIVIDADES PRODUCTIVAS:
UNA VEZ CONCLUIDAS LAS ETAPAS DEL PROYECTO, INCLUIDO EL ABANDONO DEL SITIO, EL USO PROYECTADO ES GANADERO.

PAISAJE:
EL HECHO DE RESTAURAR LAS ZONAS AFECTADAS MEJORARA EL PAISAJE, POR LA INTRODUCCION DE ESPECIES ADAPTATIVAS Y NATIVAS, DANDOLE ESTABILIDAD AL SUELO Y CON ELLO MEJORARA EL PAISAJE.

II.4. Requerimiento de personal e insumos.
La información se referirá a todas y cada una de las etapas del proyecto.

II.4.1. Personal.
Analizar los requerimientos de mano de obra calificada y no calificada y especificar los lugares de procedencia de los trabajadores. Asimismo, indicar la siguiente información:

a) Para cada una de las etapas, cuál será el periodo con mayor número de personal contratado.
PREPARACION DEL SITIO, OPERACIÓN Y MANTENIMIENTO: 10 PERSONAS.
OPERACION: 10 PERSONAS.
ETAPA DE ABANDONO Y RESTAURACION: 10 PERSONAS.

b) Número de trabajadores por área de trabajo (operativa, administrativa, supervisión, etcétera).
EN LA ETAPA DE OPERACIÓN: 10 PERSONAS.

c) Cantidad de personal calificado y no calificado.
PREPARACION DEL SITIO, OPERACIÓN Y MANTENIMIENTO:
PERSONAL CALIFICADO: 5 PERSONAS.
PERSONAL NO CALIFICADO: 5 PERSONAS.
OPERACION:
PERSONAL CALIFICADO: 2 PERSONAS (INGENIERO MINERO Y METALURGISTA).
PERSONAL NO CALIFICADO: 9 PERSONAS (TECNICOS Y AUXILIARES).
PERSONAL PARA LA ETAPA DE ABANDONO Y RESTAURACION:
PERSONAL CALIFICADO CONTRATADO EX PROFESO: 1 (BIOLOGO Y/O INGENIERO AGRONOMO).
PERSONAL NO CALIFICADO: 6 AUXILIARES.
EVENTUALMENTE PARTICIPARA PERSONAL QUE LABORARA EN LAS OTRAS ETAPAS, SIN CUANTIFICAR EL NUMERO DE PERSONAL CALIFICADO Y NO CALIFICADO COMO APOYO EN LAS ACTIVIDADES.

d) Lugares de procedencia de los trabajadores (este dato se presentará de manera general, considerando aquellos sitios donde se espera reclutar al mayor número de trabajadores). Considerar y en sus casos explicar si el proyecto provocará fenómenos migratorios temporales o permanentes.
POBLACION GUADALUPE DE URES EN EL MUNICIPIO DE URES, EN LOS ALREDEDORES DEL PROYECTO. POR LA CANTIDAD MINIMA DE OFERTA DE TRABAJO NO SE GENERARA PROCESOS MIGRATORIOS HACIA ESTA POBLACION.

e) Completar la tabla 2:

Tabla 2. Personal.

Etapa (1)	Número de trabajadores	Tiempo de empleo (2)	Turno	Sitios de labor (3)
PREPARACION DEL SITIO, OPERACIÓN Y MANTENIMIENTO	10	PERMANENTE	VARIOS	TODO EL PROYECTO
OPERACIÓN	10	PERMANENTE	DIURNO	TODO EL PROYECTO
ABANDONO	10	4 SEMANAS	DIURNO	TODO EL PROYECTO

II.4.2. Insumos.

Anotar los requerimientos de materiales, electricidad, agua, combustibles u otros insumos que se utilizarán en cada una de las etapas del proyecto, así como sus fuentes de suministro. Informar si se corre el riesgo de provocar desabasto debido al incremento de la demanda. Proporcionar la siguiente información:

EL AGUA PARA USO DOMESTICO, ESTA SERA UTILIZADA EN AREAS ADMINISTRATIVAS Y DE COMEDOR, ASI COMO EN TALLER; UNA VEZ QUE EL PROYECTO ESTE EN MARCHA EN SU ETAPA DE EXPLOTACION, ESTO NO OCASIONARA DESABASTO EN EL AREA YA QUE LA FUENTE DE ABASTECIMIENTO (RED MUNICIPAL) POR EL VOLUMEN MINIMO A UTILIZAR 10 TRABAJADORES. EN EL CASO DE LA ELECTRICIDAD, SE GENERARA. EN LO REFERENTE AL COMBUSTIBLE SE CONTEMPLA UN CONSUMO MENSUAL MAXIMO QUE OSCILARA ENTRE 400-500 LITROS DE DIESEL POR DIA, LO CUAL NO OCASIONARA DESABASTO EN EL MUNICIPIO DE URES.

EN EL CASO DEL AGUA DE PROCESO SE CONSIDERA UTILIZAR UN VOLUMEN DE 600 METROS CUBICOS POR DIA, DE LOS CUALES SE RECIRCULARA EL 80% DE LA MISMA, SE REPONDRA EL 20% RESTANTE POR PERDIDAS DE ARRASTRE EN MINERAL Y LA EVAPORACION EN LOS MESES CALUROSOS DEL AÑO. EL AGUA SE OBTENDRA DE LOS POZOS CERCANOS AL PROYECTO Y QUE CUENTEN CON LA DEBIDA AUTORIZACION DE CNA EN CUANTO A SU AFORO Y GASTO PERMITIDO.

II.4.2.1. Recursos naturales renovables.

Indicar los recursos naturales que serán empleados en cada etapa del proyecto. La información podrá presentarse en la forma como se muestra en la tabla 3.

Tabla 3. Recursos naturales.

Recurso empleado	Volumen, peso o cantidad empleada	Forma de obtención	Etapa de uso 1	Lugar de obtención 2	Método de extracción	Forma de traslado a planta industrial
MINERAL	72,000 TON/ANO	TAJO	OPERACIÓN	AREA DEL PROYECTO	MECANIZADA	CAMION
AGUA**	532 M3/AÑO	POZOS	BENEFICIO	AREA DEL PROYECTO	MECANIZADA	BOMBEO Y TUBERIA

** SE UTILIZARAN 216,000 METROS CUBICOS POR AÑO, PERO SE RECIRCULARA EL 80% DE ESTA, POR LO QUE EL 20% RESTANTE ES PARA REPONER LAS PERDIDAS POR ARRASTRE EN MINERAL Y EVAPORACION.POR ESA RAZON SOLO SE CONSIDERA EN LOS RECURSOS NATURALES LA EXTRACCION DE 532 METROS CUBICOAS ANUALES, QUE REPRESENTAN EL 20% DEL CONSUMO ANUAL TOTAL.

Agua.

a) Indicar la cantidad de agua que se utilizará, tanto cruda como potable o tratada, y su(s) fuente(s) de suministro en cada una de las etapas del proyecto, como se ejemplifica en la tabla 4.

Tabla 4. Consumo de agua.

Indicar los volúmenes totales estimados por cada etapa.

EN LA ETAPA DE INSTALACION Y PREPARACION DEL SITIO, SE ESTIMA SE UTILIZARAN 2 METROS CUBICOS DE AGUA PARA PROCESO, USO SANITARIO (LETRINAS PORTÁTILES) Y PARA USO DOMESTICO.

Tabla 5. Resumen del consumo de agua.

1. El rubro Operación incluye al proceso industrial, calderas, calentadores, servicios generales y de contra incendio, etcétera.

EN LA ETAPA DE INSTALACION Y PREPARACION DEL SITIO, SE ESTIMA SE UTILIZARAN 2 METROS CUBICOS DE AGUA PARA USO SANITARIO.

PARA USO DOMESTICO SE INCLUYE EN LO ANTERIOR.

d) Indicar los usos que se le da en la región el agua obtenida de la(s) misma(s) fuente(s).

EL AGUA PARA ES PARA USO DOMESTICO.

e) Especificar la forma de traslado y almacenamiento.

EN LA ETAPA DE INSTALACIÓN DE EQUIPO Y PREPARACION DEL SITIO, SE TRANSPORTARA EN TANQUES DE 1000 LITROS DE AGUA SOBRE CAMIONETAS PICK-UP Y POSTERIORMENTE SE PLANEA ALMACENARLA EN DEPOSITOS (TINACOS) CON CAPACIDAD DE 5,000 LITROS CADA UNO PARA SU CONSUMO Y USO.

f) Si el agua se toma de un cuerpo de agua, y una vez conocido el flujo que será aprovechado por el proyecto así como el caudal del cuerpo de agua, indicar el caudal disponible para otros usuarios después de la toma. La estimación se realizará por cada cuerpo de agua aprovechado y por cada etapa del proyecto. Si el agua es dotada por el municipio o el organismo operador correspondiente, no se desarrollará este punto.

EN ALGUNOS CASOS, SE TRANSPORTARA AGUA DE LA RED MUNICIPAL DE GUADALUPE DE URES.

g) Indicar cuál es la relación que se espera exista entre el consumo de agua por materia prima procesada.

2000 LITROS DE AGUA POR 1 TONELADA DE MINERAL PROCESADO.

h) Anotar los volúmenes utilizados por cada área, planta o sector integrado durante la etapa de operación (extracción y beneficio).

EN LA ETAPA DE INSTALACION Y PREPARACION DEL SITIO, SE ESTIMA SE UTILIZARAN 2 METROS CUBICOS DE AGUA PARA USO SANITARIO.

PARA USO DOMESTICO SE INCLUYE EN LO ANTERIOR.

Materiales y sustancias.
Indicar, en cada etapa del proyecto, el tipo y cantidad de material que prevé utilizar, especificando la forma de traslado y su procedencia. Si se pretende emplear recursos naturales de la zona, señalar la ubicación y la cantidad que se extraerá, los métodos de extracción y la forma de traslado.

Materiales.
Tabla 6. Materiales.
NO APLICA.

Sustancias.
Tabla 7. Sustancias.
LAS UNICAS SUSTANCIAS QUE UTILIZARAN SON EL COMBUSTIBLE (DIESEL) Y ACEITES LUBRICANTES.

Tabla 8. Sustancias tóxicas.
NO APLICA.

Explosivos.
En el caso de que se pretenda utilizar algún tipo de explosivo, se deberá informar el tipo y cantidad, y los lugares en que serán empleados, para lo cual utilizará la tabla 9.
Tabla 9. Explosivos.
EL PROMOVENTE HARA USO DEL SERVICIO AL BARRENO QUE CONSISTE EN QUE EL DISTRIBUIDOR AUTORIZADO PARA LA VENTA, TRANSPORTE Y ALMACENAMIENTO DE EXPLOSIVOS LLEVA AL SITIO DEL PROYECTO LA CANTIDAD A UTILIZAR Y EN NINGUN CASO SE ALMACENARAN.
SE PLANEA UTILIZAR CADA MES LAS SIGUIENTES CANTIDADES:
750 KG. DE ALTO EXPLOSIVO
4000 KG DE AGENTE
300 INICIADORES NO ELECTRICOS
1000 METROS DE CORDON
16 FULMINANTES
32 METROS DE CAÑUELA.

Materiales radioactivos.
En caso de que se empleen materiales radioactivos, indicar los procesos y sitios en que se emplearán y se almacenarán, así como el tipo de almacenamiento.
NO APLICA.

Energía y combustibles.
Con respecto a la energía eléctrica, señalar: fuente de suministro, potencia, voltaje y consumo diario por unidad de tiempo requeridos para cada una de las etapas del proyecto. Así mismo, el consumo desglosado por área, planta, sector integrado o proceso en el caso de la planta de beneficio.
EN LOS PATIOS DE ALMACENAMIENTO, SE INSTALARA UN GENERADOR CON UNA CAPACIDAD DE 300 KVA, CON VOLTAJES DE 220 Y 127 V.

En lo que respecta al combustible, indicar el(los) tipo(s) a utilizar, las cantidades necesarias, el equipo que lo requiere, la cantidad que será almacenada y la forma de almacenamiento, la(s) fuente(s) de abasto, la forma de suministro externo y la de distribución interna para cada una de las etapas del proyecto.

EL COMBUSTIBLE A UTILIZAR ES DIESEL, EL CUAL SE ALMACENARA EN UN RECIPIENTE ADECUADO. SE TRANSPORTARA EN CARROS TANQUE ESPECIALIZADOS EN EL ACARREO DE ESTE COMBUSTIBLE, MISMOS QUE DESCARGARAN EN LA MAQUINARIA Y LOS EQUIPOS DIRECTAMENTE. SE ESTIMA UTILIZAR 600 LITROS DIARIOS.

Maquinaria y equipo.

Presentar la información sobre maquinaria y equipo en forma de tablas síntesis (ver ejemplo en la tabla 10) tomando en cuenta cada una de las etapas del proyecto. En estas tablas se especificará el tipo de maquinaria a utilizar, considerando entre otros factores la cantidad de máquinas por tipo, el tiempo de ocupación por unidad de tiempo, etcétera. Otros parámetros importantes que se deben anotar son la eficiencia de combustión de las máquinas (siempre y cuando se cuente con la información) y los niveles de ruido producidos (en decibeles).

Tabla 10. Equipo y maquinaria utilizados durante cada una de las etapas del proyecto.

PREPARACION DEL SITIO	MOTOCONFORMADORA	1	5 DIAS	N/D
OPERACIÓN	MOTOCONFORMADORA	1	PERMANENTE	N/D
	COMPRESOR DE AIRE DE 600 PSI	1	PERMANENTE	
	CARGADOR FRONTAL	1	PERMANENTE	N/D
	CATERPILLAR 966-C	1	PERMANENTE	N/D
	CARGADODOR FRONTAL	3	PERMANENTE	N/D
	CATERPILLAR 955-C	1	PERMANENTE	N/D
	PLANTA DE LUZ	1	PERMANENTE	
	CAMIONETAS PICK-UP ½ TON	1	PERMANENTE	
	CAMIONES DE BAJO PERFIL DE 30 TON	5	PERMANENTE	
	CRIBA VIBRATORIA 2 CAMAS	1	PERMANENTE	
ABANDONO	MOTOCONFORMADORA	1	4 SEMANAS	N/D
	CARGADOR FRONTAL	1	4 SEMANAS	80
	PLANTA DE LUZ	1	4 SEMANAS	80
	CAMIONETAS PICK-UP ½ TON	3	4 SEMANAS	N/D
	CAMIONES DE BAJO PERFIL DE 30 TON	2	4 SEMANAS	N/D

N/D = NO DISPONIBLE.
NOTA IMPORTANTE:

TODA LA MAQUINARIA Y EQUIPO ANTES DE INGRESAR AL AREA DEL PROYECTO SE LE DARA MANTENIMIENTO PREVENTIVO Y EN SU CASO CORRECTIVO, A FIN DE IMPACTAR AL MINIMO EN LA EMISION DE GASES CONTAMINANTES Y DE RUIDO.

II.5. Generación, manejo y disposición de residuos.

II.5.1. Generación de residuos peligrosos.
NO SE GENERARAN RESIDUOS PELIGROSOS APARTE DE LOS ACEITES DE DESECHO.

Indicar, en la tabla 11, todos los residuos peligrosos que serán generados.
Tabla 11. Residuos peligrosos.
ACEITES DE DESECHO, 50 LITROS POR SEMANA.

II.5.2. Generación de residuos no peligrosos.
*Domésticos y sanitarios.
SE GENERARAN RESIDUOS SÓLIDOS DOMESTICOS POR 30 KILOGRAMOS POR SEMANA. LOS RESIDUOS SANITARIOS SE DEPOSITARAN EN LAS LETRINAS QUE SE RENTARAN.

* Orgánicos: material vegetal, residuos orgánicos de animales, etcétera.
NO SE GENERARAN.

* Reutilizables y/o reciclables: papel y cartón, plásticos, metálicos, etcétera.
SE GENERARA ACEITE LUBRICANTE RESIDUAL EN UN VOLUMEN DE 50 LITROS POR SEMANA, LA PERIODICIDAD DE MANTENIMIENTO PREVENTIVO MENSUAL.

* Estado físico.
EN TODO LOS CASOS LOS RESIDUOS DOMESTICOS SON SÓLIDOS. EN EL CASO DE ACEITES LUBRICANTES EL ESTADO FISICO ES LIQUIDO.

En el caso de los residuos de preparación del sitio y construcción, se indicará la cantidad total que se espera generar. Para los residuos de otros procesos industriales, de las oficinas, y los de tipo doméstico o sanitario, se anotará la cantidad que se espera generar por unidad de tiempo. Se pueden utilizar tablas para desarrollar esta sección.
NO SE GENERARAN RESIDUOS DE PREPARACION DEL SITIO Y CONSTRUCCION.

II.5.3. Manejo de residuos peligrosos y no peligrosos.

En esta sección describirá el manejo de los residuos, desde su generación hasta la disposición final o aprovechamiento. Puede apoyarse con diagramas de flujo.

LOS RESIDUOS DOMESTICOS SE TRASLADARAN AL TIRADERO MUNICIPAL DE GUADALUPE DE URES, SONORA EN BOLSAS DE PLASTICO Y EN CAMIONETAS PROPIEDAD DEL PROMOVENTE, PREVIA ANUENCIA. SE ACLARA QUE LOS RESIDUOS DOMESTICOS EN NINGUN CASO SE CONSIDERAN COMO PELIGROSOS. EN EL CASO DE ACEITES RESIDUALES SE ALMACENARAN EN UN SITIO (CONFORME A LO QUE MARQUE LA LEY GENERAL DE EQUILIBRIO ECOLOGICO Y PROTECCION AL AMBIENTE) TEMPORALMENTE EN CONTENEDORES DE PLASTICO Y/O METALICO CON CAPACIDAD DE 200 LITROS.

II.5.4. Sitios de disposición final.

Indicar la ubicación y las coordenadas de los sitios donde se dispondrán los residuos no peligrosos. En el caso de los confinamientos y rellenos sanitarios, se indicará la empresa o autoridad responsable del sitio. Indicar si se contemplan sitios alternativos de depósito y la ubicación de éstos.

SE DEPOSITARAN EN EL TIRADERO MUNICIPAL DE GUADALUPE DE URES, SONORA.

1. Confinamientos de residuos peligrosos.

Indicar el nombre del confinamiento, el nombre de la empresa responsable (cuando éste no coincide con el nombre del confinamiento) y ubicación del sitio donde se confinarán los residuos peligrosos generados por el proyecto.

EL ACEITE RESIDUAL LO DISPONDRA PARA EL ENVIO AL CONFINAMIENTO LA COMPAÑÍA QUE SURTA EL ACEITE LUBRICANTE.

2. Sitios de tiro (cañadas, barrancas, etcétera).
Indicar:
NO APLICA.

3. Tiraderos municipales.

SE UTILIZARA EL EXISTENTE EN GUADALUPE DE URES, SONORA, EL CUAL SE LOCALIZA A 14 KM. APROXIMADAMENTE DE LA ZONA DEL PROYECTO. LOS RESIDUOS SÓLIDOS DOMESTICOS SE TRANSPORTARAN EN BOLSAS DE PLASTICO ADECUADAS Y EN UNA UNIDAD PROPIEDAD DEL PROMOVENTE, ESTOS RESIDUOS SE ALMACENARAN TEMPORALMENTE EN CONTENEDORES METALICOS O PLASTICOS CON CAPACIDAD DE 200 LITROS Y EN SU INTERIOR TENDRAN BOLSAS DE PLASTICO PARA FACILITAR SU MANEJO Y TRASLADO AL RELLENO SANITARIO.

4. Rellenos sanitarios.
NO APLICA.

5. Presa de jales.
NO APLICA.

6. Otros.
NO SE CONTEMPLA.

II.5.5.2. Lodos.
NO APLICA.

II.5.5.3. Disposición final (incluye aguas de origen pluvial).
Describir e identificar las descargas de aguas residuales por origen (proceso, sanitarias, mixtas, pluviales, etc.) de las instalaciones, sus características químicas, físicas y biológicas esperadas en cada uno de los efluentes, así como los tóxicos que pueden contener cada uno de los efluentes. Identificar el punto de origen del tóxico.
NO APLICA TOXICIDAD EN LAS DESCARGAS. EN EL CASO DE LAS DESCARGAS SANITARIAS, ESTAS SE HARAN EN LETRINAS DE ACUERDO A LO ESTABLECIDO EN LAS NOM EMITIDAS POR LA CNA.

2. Aislamiento de acuíferos.
Indicar si se considera la construcción de obras para el aislamiento de acuíferos tanto superficiales como subterráneos. En caso afirmativo, describirlas.
NO APLICA.

3. Suelo y subsuelo.
SE RESGUARDARA LA CAPA EDAFICA (DONDE APLIQUE) PARA ACTIVIDADES DE REGENERACION DE VEGETACION NATIVA.

4. Estimación de perfiles de dilución.
En caso de que corresponda, en este punto se anexarán los resultados y la memoria de cálculo. Asimismo, especificar el modelo aplicado, sus supuestos y la verificación del cumplimento de los mismos.
NO APLICA.

5. Drenajes.
Describir las redes de drenaje, los volúmenes estimados de generación y la disposición final de las aguas de origen:
–Pluviales.
–De proceso.
–Sanitarias.
–Otras.
EN EL CASO DE LAS DESCARGAS SANITARIAS, ESTAS SE HARAN EN LETRINAS DE ACUERDO A LO ESTABLECIDO EN LAS NOM EMITIDAS POR LA CNA.
LAS DE PROCESO DE HARAN EN UNA PRESA DE JALES QUE SERVIRA COMO ASENTAMIENTO DE LOS SOLIDOS SUSPENDIDOS, PARA SU POSTERIOR USO EN EL PROCESO COMO AGUA RECICLADA.

II.5.6. Generación y emisión de sustancias a la atmósfera.

II.5.6.2. Características de la emisión.

Indicar, para todas y cada una de las emisiones que se prevé serán generadas:

−El nombre de la(s) sustancia(s) y la etapa en que se emitirán.

GASES DE COMBUSTION Y POLVO GENERADO POR ACARREO.

−El volumen o cantidad a emitir por unidad de tiempo.

LAS CANTIDADES POR DIA NO SE PUEDEN CUANTIFICAR, HASTA ENTRAR EN LA ETAPA DE OPERACIÓN.

−El número de horas de emisión por día.

SE ESTIMA SERA DE 8 HORAS POR DIA EN EL ACARREO.

−La periodicidad de la emisión (por ejemplo, una vez a la semana, diario, etcétera).

DIARIO, EN PERIODOS DE 8 A 12 HORAS EN LA FASE MAXIMA DE PRODUCCION.

−Si es peligrosa o no y, en su caso, las características que la hacen peligrosa.

NO.

−Fuente de generación y el punto de emisión.

CAMINOS DE ACCESO Y ACARREO.

II.5.6.2. Identificación de las fuentes.

Identificar en un listado, en un diagrama de flujo del proceso y un plano, todas las fuentes generadoras de emisiones contaminantes a la atmósfera que proceden de fuentes fijas.

LAS FUENTES FIJAS QUE PRODUCIRA EMISIONES A LA ATMOSFERA SOLO ES EL EQUIPO DE CARGA DE MATERIAL, CONSIDERANDO QUE LA MAQUINARIA Y EQUIPO ES PORTATIL.

II.5.6.3. Prevención y control.

Describir el programa de prevención y control de emisiones así como de monitoreo, así como el equipamiento para minimizar, controlar y medir las emisiones.

EN EL CASO DE LAS EMISIONES DE POLVO, EN LOS CAMINOS DE ACCESO Y ACARREO SE LE DARA MANTENIMIENTO CONSTANTE PARA EVITAR EL LEVANTAMIENTO INNECESARIO DE POLVO CAUSADO POR EL TRAFICO DE VEHICULOS, AUN CUANDO NO SERA CONSTANTE EL PASO DE ESTOS.

II.5.6.4. Modelo de dispersión.

En caso de presentar un modelo de dispersión de contaminantes a la atmósfera, deberá incluirse la memoria de cálculo, los supuestos y límites del modelo, así como la verificación de que los supuestos del modelo matemático se cumplieron.

NO SE CONTEMPLA POR LA SIMPLICIDAD DE LA OPERACIÓN.

II.5.7. Contaminación por ruido, vibraciones, energía nuclear, térmica o luminosa.
En lo que respecta a la contaminación por ruido, incluir la siguiente información:

a) Intensidad en decibeles y duración del ruido en cada una de las actividades del proyecto.
EXPLOTACION DEL MATERIAL:
1.- EQUIPO DE ACARREO Y CARGA 80-85 DECIBELES 8 HORAS AL DIA.
EN EL AREA DE PROCESO (BENEFICIO) DE 70 - 80 Db POR 8 HORAS DIARIAS.

c)   Fuentes emisoras de ruido de fondo (maquinaria pesada, explosivos).
EN EL CASO DE LA MAQUINARIA PESADA Y LA DE ACARREO.

d) Dispositivos de control de ruido (ubicarlos y describirlo).
NO EXISTEN DISPOSITIVOS DE AMORTIGUAMIENTO DE RUIDO EN EL EQUIPO, POR LO QUE SE DOTARA DE PROTECCION AL PERSONAL QUE LABORE EN EL AREA DE EXPLOTACION, ASI COMO A LOS OPERADORES DE MAQUINARIA PESADA.

II.6. Planes de prevención y respuesta a las emergencias ambientales que puedan presentarse en las distintas etapas.
II.6.1. Identificación.
Indicar qué tipo de accidentes podrían presentarse durante las diversas etapas del proyecto.
DADO EL TIPO DE PROYECTO Y DE LOS CONTROLES A IMPLEMENTARSE, LOS POSIBLES ACCIDENTES SERIAN AQUELLOS PRODUCIDOS POR DESCUIDO O FALTA DE PRECAUCION, TALES COMO LA RESISTENCIA A UTILIZAR EL EQUIPO DE SEGURIDAD O EL USO DE ROPA SUELTA. ADEMAS, EN EL MANEJO DE MATERIA PRIMA (MINERAL) SERIAN LOS LIGADOS A LA FALTA DE PRECAUCION EN EL MANEJO DEL EQUIPO DE CARGA Y DESCARGA.
RELATIVO AL DERRAME DE HIDROCARBURO (DIESEL), PUEDE PRESENTARSE DERRAMES O ROTURAS DE VALVULAS Y EVENTUALMENTE INCENDIO.

II.6.2. Sustancias peligrosas.

1. Derrames de hidrocarburos, materiales o residuos al suelo y/o en cuerpos de agua.
   • En un plano, indicar los sitios con mayor probabilidad de sufrir un derrame de hidrocarburos, materiales o residuos al suelo y/o en cuerpos de agua, así como las medidas preventivas de procedimientos, equipo e infraestructura en cada una de las etapas del proyecto.
SE ANEXA PLANO DE LOCALIZACIÓN EN LOS APENDICES DE ESTE MIAP.

   • Señalar el procedimiento de manejo y restauración, en cada una de las etapas del proyecto, en caso de que se presente un derrame accidental de hidrocarburos o alguna sustancia o material contaminante sobre el suelo o cuerpo de agua.
NO SE ALMACENARA CANTIDAD MAYOR A LO UTILIZADO EN EL DIA, EN CASO DERRAME ACCIDENTAL, SE TENDRA UNA PILETA DE RETENCION DE HIDROCARBURO, Y CON ESTO SE ELIMINA LA POSIBILIDAD DE UNA CONTINGENCIA. VER APARTADO II.6.3.

Para el caso de tanques de almacenamiento y ductos, indicar su ubicación, volumen y sustancia almacenada o transportada, así como el programa de mantenimiento predictivo y preventivo, y el programa de inspección física para prevenir derrames.

LA UBICACIÓN DEL LUGAR DONDE SE CARGARA A LA MAQUINARIA ESTA EN EL PLANO DE LOCALIZACION, SE ALMACENARA DIESEL EN UN RECIPIENTE ADECUADO. SE TRANSPORTARA DESDE EL EJIDO GUADALUPE DE URES AL AREA DEL PROYECTO EN CARROS TANQUE ESPECIALIZADOS EN ESTE TIPO DE CARGA. EL PROCEDIMIENTO DE PREVENCION CONSISTE EN INSPECCION VISUAL POR PARTE DE UNA PERSONA ENCARGADA DEL AREA ANTES DE QUE DESCARGUE EL COMBUSTIBLE EN EL TANQUE DE LOS EQUIPOS DE TRABAJO.

2. Manejo de sustancias y materiales peligrosos.
NO APLICA.

II.6.3. Prevención y respuesta.
Presentar los programas y procedimientos para prevenir accidentes ambientales. Incluir los procedimientos para responder a emergencias ambientales, e indicar los equipos de seguridad que serán utilizados.

COMO PARTE DE LAS MEDIDAS DE PREVENCION, SE INTEGRARA UN PROGRAMA DE SUPERVISION DE LAS INSTALACIONES PARA LA SEGURIDAD, PRODUCCION Y MANTENIMIENTO, REALIZANDOSE LAS SIGUIENTES ACTIVIDADES:

- REVISION DE BITACORA DE ORDENES DE TRABAJO.
- REVISION DE BITACORA DE MANTENIMIENTO.
- REVISION DE BITACORA DE PRODUCCION PARA COMPLETAR Y COMPLEMENTAR LA DOCUMENTACION NECESARIA.

EN LO REFERENTE A LOS EQUIPO DE OPERACIÓN CON SUS ACCESORIOS:
- INSPECCION VISUAL DE LOS ALREDEDORES PARA UBICAR POSIBLES FALLAS EN SISTEMAS ELECTRICOS Y MECANICOS.
- VERIFICAR MANTENIMIENTO PREVENTIVO Y CORRECTIVO.

PLAN DE RESPUESTA.
ESTE PLAN SE BASA EN QUE EL PERSONAL EN SU TOTALIDAD ESTA CAPACITADO Y ENTRENADO PARA ACTUAR EN CASO DE CUALQUIER EVENTUALIDAD QUE SE PRESENTE Y LAS ACCIONES QUE TOMARA SERAN PRIORITARIAS, SEGÚN SEA EL CASO.
COMO PARTE FUNDAMENTAL DE LAS ACTIVIDADES PROPIAS DE OPERACIÓN DEL PROYECTO, EL PERSONAL VESTIRA EQUIPO DE SEGURIDAD NECESARIO Y REQUERIDO PARA SUS LABORES ASI COMO UTILIZARA LAS HERRAMIENTAS ADECUADAS. DE ESTA MANERA, CADA VEZ QUE SE REALICE UNA REVISION DE LAS CONDICIONES DE LAS INSTALACIONES Y EQUIPO, PODRA EVALUAR Y CORREGIR, SI ES POSIBLE, CUALQUIER IRREGULARIDAD QUE DETECTE, LA CUAL DEBERA NOTIFICAR AL RESPONSABLE EN TURNO. DEBE ACLARARSE QUE LAS ACTIVIDADES PRESENTADAS LINEAS ARRIBA (POSIBLES ACCIDENTES) SON PARTE DE LA METODOLOGIA A SEGUIR ANTES DE INICIAR CUALQUIER ACTIVIDAD

PRODUCTIVA Y DE MANTENIMIENTO.

ACCIONES.
PARA CONSIDERAR UNA SITUACION DE EMERGENCIA, SE TENDRIA QUE PRESENTAR UN INCENDIO, UN DERRAME DE DIESEL, ACEITE RESIDUAL O ACCIDENTE DE TRABAJO. DADO QUE LAS DIMENSIONES FISICAS DEL PROYECTO SON RELATIVAMENTE PEQUEÑAS, LA VELOCIDAD DE RESPUESTA SERA INMEDIATA PARA CORREGIR LA EVENTUALIDAD PRESENTADA.
EN CASO DE INCENDIO LAS ACCIONES A SEGUIR SON:
ESPREAR DIRECTAMENTE CON LOS EXTINGUIDORES QUE ESTARAN, TANTO EN EL AREA DE ALMACENAMIENTO DE DIESEL COMO EN EL LUGAR QUE HACE LAS VECES DE TALLER Y AREA DE BENEFICIO. EL PERSONAL VESTIRA EL EQUIPO ADECUADO A ESTA EVENTUALIDAD, INCLUYENDO BOTAS DE BUTILO, GUANTES Y RESPIRADORES DE AUTOCONTENCION.
EN CASO DE DERRAME DE DIESEL, NO SE PERMITIRA EN EL AREA ALGUNA POSIBLE FUENTE DE CHISPA QUE PUEDA INICIAR UN INCENDIO. SE PROCEDERA A RECOGER EL LIQUIDO EN UN TANQUE DE RESERVA CON LAS MEDIDAS DE SEGURIDAD REQUERIDAS PARA EVITAR INCENDIO O ACCIDENTE LABORAL.
EN EL CASO DE ACCIDENTE LABORAL, SE CONTEMPLA PROPORCIONAR LOS PRIMEROS AUXILIOS EN EL MISMO LUGAR DEL PROYECTO Y EN CASO DE GRAVEDAD TRASLADAR AL TRABAJADOR CON LOS DEBIDOS CUIDADOS A LA POBLACION DE URES, O LA CIUDAD DE HERMOSILLO, SONORA DONDE SE CUENTA CON HOSPITALES QUE DAN RESPUESTAS A ESTAS SITUACIONES.

II.6.4. Medidas de seguridad.
a) Presentar los planes o programas que se ejecutarán en cada una de las etapas del proyecto para prevenir cualquier accidente, emergencia o contingencia ambiental generada por el desarrollo de sus actividades, incluidos la transportación y el almacenamiento de las sustancias que se van a emplear.
LAS MEDIDAS DE SEGURIDAD SE APEGARAN ESTRICTAMENTE A LO ESTIPULADO A LA NORMA OFICIAL MEXICANA NOM-121-STPS-1996 Y LAS RELACIONADAS, MISMAS QUE ESTABLECEN LAS CONDICIONES REQUERIDAS PARA ESTE TIPO DE PROYECTOS. (SE ANEXA COPIA EN EL APENDICE XI).

b) Precisar la colocación de señales adecuadas en el predio del proyecto, donde se indiquen los límites de éste, así como las restricciones y medidas de protección de los recursos naturales que rigen en el sitio. Para el diseño de dichas señales deberá considerarse la armonía con el paisaje y garantizar que sean comprensibles incluso para quienes no sabe leer.
SE COLOCARAN SEÑALAMIENTOS PREVENTIVOS EN EL AREA DE ACCESO AL PROYECTO Y EN EL AREA CIRCUNDANTE DEL MISMO.

c) En el caso de que se realice un estudio de riesgo, incluir los planos, especificaciones y memorias de cálculo del sistema de abastecimiento de agua contra incendio, cuyo diseño debe estar de acuerdo a la actividad que se pretenda desarrollar.
NO APLICA.

III. VINCULACIÓN CON LOS ORDENAMIENTOS JURÍDICOS APLICABLES EN MATERIA AMBIENTAL Y, EN SU CASO, CON LA REGULACION SOBRE USO DEL SUELO.

Información sectorial
Explicar la dinámica del desarrollo sectorial (al cual pertenece el proyecto) en la zona y como se vinculará el proyecto con otros que se ubican o ubicarán en el área.

Analizar los estudios técnicos realizados en la zona (en caso de que existan) y que contribuyan a establecer los rendimientos máximos sostenibles y otros que indiquen la capacidad de carga.

Análisis de los instrumentos de planeación
Sobre la base de las características del proyecto, identificar y analizar los diferentes instrumentos de planeación que ordenan la zona en donde se ubicará el proyecto, a fin de establecer su concordancia:

- Ordenamientos ecológicos decretados (regionales o locales). En caso de no existir ordenamientos en el área de estudio, verificar el uso potencial tomando como referencia la información generada por el INEGI, la Universidad Nacional Autónoma de México (UNAM), el Colegio de Posgraduados y otros centros de investigación.

NO EXISTEN ORDENAMIENTOS ECOLOGICOS PARA EL AREA DE TRABAJO. EL USO POTENCIAL ES GANADERO Y AGRICOLA (TEMPORALES).

- Plan o programa parcial de desarrollo urbano estatal o de centro de población (anexar copia de la carta urbana vigente del centro de población).

EL AREA DEL PROYECTO ESTA ALEJADA DE LA ZONA URBANA DEL EJIDO GUADALUPE DE URES, POR LO QUE NO SE PREVEE SE LLEGUE A POBLAR EN LOS ALREDEDORES DEL PROYECTO. SE ANEXA MAPA DEL EJIDO GUADALUPE DE URES, SONORA.

- Programas sectoriales.

NO EXISTEN.

- Programas de manejo de áreas naturales protegidas, cuando sea el caso.

NO ES EL CASO.

- Programas de recuperación y restablecimiento de las zonas de restauración ecológica.

NO EXISTEN PARA EL AREA DEL PROYECTO.

- Regiones prioritarias para la conservación de la biodiversidad, establecidas por la Comisión Nacional para el Conocimiento y Uso de la Biodiversidad (Conabio), cuando sea el caso.

NO SE ENCUENTRA EN LOS LISTADOS DE LA CONABIO COMO UNA REGION TERRESTRE PRIORITARIA, NI EN LAS REGIONES HIDROLOGICAS PRIORITARIAS. ASIMISMO NO SE CONSIDERA COMO UN AREA DE IMPORTANCIA PARA CONSERVACION DE AVES (AICAS).

Análisis de los instrumentos normativos
Identificar y analizar los instrumentos normativos que regulan la totalidad o parte del proyecto; entre otros, los siguientes:

Leyes: LGEEPA, leyes estatales del Equilibrio Ecológico y la Protección al Ambiente, Ley de Aguas Nacionales, Ley Forestal y otras regulaciones relacionadas con el sector eléctrico.
EL PROYECTO ESTA REGULADO POR LA LGEEPA, LEYES ESTATALES DE EQUILIBRIO ECOLOGICO Y LA PROTECCION AL AMBIENTE Y LEY FORESTAL, ASÍ COMO LA LEY DE AGUAS NACIONALES.

Convenios internacionales y nacionales.
NO APLICA.

- Reglamentos: Reglamentos de la LGEEPA, reglamentos de las leyes estatales del Equilibrio Ecológico y la Protección al Ambiente, entre otras.
EL PRESENTE PROYECTO ESTA REGLAMENTADO POR LA LGEEPA, LEY ESTATAL DE EQUILIBRIO ECOLOGICO Y PROTECCION AL AMBIENTE, REGLAMENTO DE LA LEY MINERA VIGENTE.

Normas Oficiales Mexicanas, Normas Mexicanas, Normas de Referencia y acuerdos normativos.
SISTEMA NACIONAL DE AREAS NATURALES PROTEGIDAS(SINANP)
DE ACUERDO CON EL SINAP, EN EL ESTADO DE SONORA PRACTICAMENTE TODAS LAS AREAS NATURALES PROTEGIDAS DECRETADAS EN EL ESTADO DE SONORA, ESTAN DISTRIBUIDAS PREDOMINATEMENTE HACIA EL NORTE DE LA ENTIDAD. LAS AREA NATURALES DE SONORA SON LAS SIGUIENTES
- **ZONA DE PROTECCION DE FLORA Y FAUNA**
  SIERRA DE ALAMOS-CUCHUJAQUI
- **ZONA RESERVA NATURAL Y REFUGIO DE FAUNA SILVESTRE**
  ISLA DEL TIBURON
- **RESERVA DE CAZA**
  CAJON DEL DIABLO
- **RESERVA FORESTAL NACIONAL Y REFUGIO DE LA FAUNA SILVESTRE**
  AJOS-BAVISPE
- **ZONA DE RESERVA Y REFUGIO DE AVES MIGRATORIAS Y DE LA FAUNA**
  ISLA DEL GOLFO DE CALIFORNIA
- **RESERVA DE LA BIOSFERA**
  EL PINACATE Y GRAN DESIERTO DE ALTAR
  ALTO GOLFO DE CALIFORNIA Y DELTA DEL RIO COLORADO
- **ZONA PROTECTORA FORESTAL VEDADA Y SUJETA A REFORESTACION**
  CUENCA HIDROGRAFICA DEL ARROYO NOGALES Y SUS AFLUENTES
  CIUDAD DE HERMOSILLO

- **ZONA DE PROTECCION ESTATAL**
  SISTEMA DE PRESAS A.L. RODRIGUEZ-EL MOLINITO

LAS NORMAS OFICIALES MEXICANAS QUE RIGEN EL PRESENTE PROYECTO SON LAS DE ECOLOGIA EN LO QUE TOCA A LA PROTECCION DE FLORA Y FAUNA, LA DESECHOS TOXICOS Y RESIDUOS PELIGROSOS Y NO PELIGROSOS, LAS DE LA SECRETARIA DEL TRABAJO Y PREVISION SOCIAL EN CUANTO A LA SEGURIDAD E HIGIENE DEL TRABAJO. A CONTINUACION SE ENLISTAN ALGUNAS DE ELLAS

    NOM-006-CNA-1997
    NOM-007-CNA-1997
    NOM-009-CAN-1998
    NOM-035-SEMARNAT-1993
    NOM-041-SEMARNAT-1999
    NOM-043-SEMARNAT-1993
    NOM-045-SEMARNAT-1996
    NOM-052-SEMARNAT-1993
    NOM-054-SEMARNAT-1993
    NOM-059-SEMARNAT-2001
    NOM-080-SEMARNAT-1994
    NOM-081-SEMARNAT-1994
    NOM-085-SEMARNAT-1994
    NOM-086-SEMARNAT-1994
    NOM-121-STPS-1997
    NOM-041-ECOL-1993
    NOM-042-ECOL-1993
    NOM-043-ECOL-1993
    NOM-044-ECOL-1993
    NOM-045-ECOL-1993
    NOM-052-ECOL-1993
    NOM-081-ECOL-1994

- Decretos de Áreas Naturales Protegidas.
NO ES EL CASO.

- Bandos municipales.
EL PROYECTO NO SE CONTRAPONE A LOS BANDOS MUNICIPALES, POR EL CONTRARIO ES ACORDE EN LO RELATIVO AL IMPULSO DE LA INDUSTRIA Y PROMOCION DE EMPLEO CALIFICADO.

IV. DESCRIPCIÓN DEL SISTEMA AMBIENTAL Y SEÑALAMIENTO DE LA PROBLEMÁTICA AMBIENTAL DETECTADA EN EL ÁREA DE INFLUENCIA DEL PROYECTO.

El objetivo de este capítulo es describir y analizar en forma integral el sistema ambiental que constituye el entorno del proyecto. Para ello, en primera instancia se delimitará el área de estudio sobre la base de una serie de criterios técnicos, normativos y de planeación.

EL AREA DE ESTUDIO PARA ESTE ANALISIS CONTEMPLA SOLO AL MUNICIPIO DE URES, SONORA Y CON ESPECIAL ENFASIS EN LA SUPERFICIE QUE COMPRENDE EL PROYECTO, (4 HAS.) LAS ACTIVIDADES DEL PROYECTO. EL CRITERIO DE SELECCIÓN DEL SITIO SE SUSTENTA EN QUE AHÍ ESTAN LOCALIZADOS DEPOSITOS DE MATERIAL COMERCIALMENTE EXPLOTABLES PARA CUBRIR UNA NECESIDAD EN LA INDUSTRIA QUE LO UTILIZA COMO INSUMO NACIONAL E INTERNACIONAL. RESPECTO DE LOS CRITERIOS TECNICOS, NORMATIVOS Y DE PLANEACION PARA ESTE PROYECTO, SE TOMA EN CUENTA QUE LA TECNOLOGIA ACTUAL DE EXPLOTACION SE ADECUA Y HACE FACTIBLE EL DESARROLLO Y OPERACIÓN SIN QUEBRANTAR LAS NORMAS AMBIENTALES VIGENTES. POR OTRA PARTE, EL AREA DONDE SE LOCALIZA ESTE PROYECTO, NO SE ENCUENTRA EN ZONA RESTRINGIDA ACTUAL NI ESTA PROYECTADO DE ACUERDO A INVESTIGACIONES REALIZADAS. EN LO REFERENTE AL RUBRO DE PLANEACION, EL PROYECTO NO SE CONTRAPONE A LOS PLANES DE DESARROLLO NACIONAL, ESTATAL NI MUNICIPAL, POR EL CONTRARIO CONCUERDA CON EL TRATADO DE LIBRE COMERCIO.

EL PROYECTO ESTA PLANEADO PARA DESARROLLARLO DE TAL MANERA PARA TENER UN CONTROL MAS ESTRICTO Y CERCANO SOBRE LOS IMPACTOS NEGATIVOS QUE SE GENERARAN. RENGLON APARTE, EL BENEFICIO ECONOMICO QUE SE GENERARA PARA LOS HABITANTES DEL EJIDO GUADALUPE DE URES (AREA RURAL CERCANA AL SITIO DEL PROYECTO), LO VERAN REFLEJADO EN UNA MEJOR CALIDAD DE VIDA.

El siguiente paso será caracterizar y analizar el sistema ambiental, tomando en consideración la diversidad, distribución y amplitud de los componentes del paisaje (eco y socio-sistemas). Además, se identificarán los elementos o fenómenos ambientales que por sus características pudieran afectar el desarrollo del proyecto y/o aquellos que motivarán la realización de obras o acciones para prevenir o contrarrestar los efectos, tales como huracanes, heladas, granizadas, inundaciones, deslizamientos de terreno, deslaves, terremotos, fallas geológicas, falta de servicios básicos o inaccesibilidad a ellos, mano de obra calificada, entre otros.

EL SISTEMA AMBIENTAL SE CARACTERIZA POR PRESENTAR CONDICIONES FAVORABLES PARA LA REALIZACION DEL PROYECTO; EN LA ZONA NO EXISTEN ESPECIES DE FLORA BAJO PROTECCION ESPECIAL DE ACUERDO A LA NORMA OFICIAL MEXICANA NOM-059-SEMARNAT-2001, AUN ASI, SE CONSIDERAN PLANES DE CONSERVACION DE ESPECIES PARA SU PROTECCION. DE LA MISMA MANERA, SE RESPETARAN AREAS COMO REFUGIO, PARA LA MIGRACION DE ESPECIES DE FAUNA DEL LUGAR. LA OPERACION NO TRAERA CONSECUENCIAS NEGATIVAS EN LO REFERENTE AL ASPECTO SOCIAL Y ECONOMICO DEL MUNICIPIO DE URES, SONORA, YA QUE NO CAUSARA DESABASTO DE NINGUNA ESPECIE NI FAVORECERA LA MIGRACION DE POBLACION..

Enseguida, se procederá a analizar los elementos ambientales que por su fragilidad, vulnerabilidad e importancia en la estructura y función del entorno, son considerados críticos, así como aquellos más susceptibles de ser afectados por las obras o actividades del proyecto, como los manglares, las selvas, los bosques, los patrones hidrológicos, la composición física y química del agua, entre otros. Asimismo, se tomarán en consideración los principales lineamientos de planeación y normativos que se analizaron en el capítulo III, para la zona en donde se va a ejecutar el proyecto.

Esta información permitirá apreciar y comprender la situación existente en el entorno y conformar un diagnóstico ambiental con las principales tendencias de desarrollo y/o deterioro.

NO EXISTEN INSTRUMENTOS DE PLANEACION Y NORMATIVIDAD QUE IMPIDAN LA ACTIVIDAD A REALIZAR, TODA VEZ QUE EL PROYECTO ESTA REGIDO POR LEYES AMBIENTALES Y NORMAS OFICIALES MEXICANAS QUE REGULARAN Y DARAN SEGUIMIENTO PARA UN DESARROLLO SUSTENTADO EN PROGRAMAS DE PRODUCCION Y DESARROLLO QUE REDUNDEN EN LA MENOR PERTURBACION AL MEDIO AMBIENTE Y LA ECOLOGIA.

La información que se analizará en este capítulo podrá obtenerse, en primera instancia, del ordenamiento ecológico regional o local que contemple el área de estudio del proyecto. De ser así, el análisis consistirá en verificar si prevalecen las condiciones de las Unidades de Gestión Ambiental (UGA) y, en su caso, en analizar los procesos de cambio ocurridos durante el tiempo transcurrido desde la publicación de dicho instrumento. Asimismo, se realizarán los estudios especiales aplicables para la(s) UGA correspondiente(s).

De no existir un ordenamiento ecológico regional o local, o de no estar éste disponible, el análisis se basará en la información cartográfica del INEGI, fotografías aéreas, así como fuentes bibliográficas e información oficial, la cual será corroborada y complementada con visitas y estudios de campo y, en caso necesario, con estudios de laboratorio. La escala de análisis deberá ser congruente con el área de estudio; por ejemplo, el análisis de los aspectos bióticos deberá limitarse a dicha área y no abarcar todo el estado.

A CONTINUACION SE DETALLA LA INFORMACION SOLICITADA.

EL PUNTO CRÍTICO PARA LA REALIZACIÓN DEL PROYECTO ES LA REMOCIÓN DEL ESCASO SUELO EN EL SITIO DE EXPLOTACION, ASI COMO EL TRASPLANTE Y REMOCION DE LA POCA VEGETACION EXISTENTE EL SITIO (PRINCIPALMENTE CACTACEAS ALTAS) PUEDE SER INDEFINIDO. EN CUANTO A VEGETACIÓN Y FAUNA, NO SE IMPACTARA DE MANERA SIGNIFICATIVA POR EL TIPO DE ESPECIES DOMINANTES QUE SE LOCALIZAN EN EL SITIO. DE IGUAL FORMA, NO SE OBSERVARON ESPECIES BAJO STATUS DE PROTECCIÓN ESPECIAL DENTRO DEL ÁREA PROYECTADA PARA EL TERRENO QUE COMPRENDE EL PROYECTO.

NO EXISTEN INSTRUMENTOS DE PLANEACIÓN Y NORMATIVIDAD QUE IMPIDAN LA ACTIVIDAD A REALIZAR, TODA VEZ QUE EL PROYECTO ESTA REGIDO POR LEYES AMBIENTALES, MINERA Y NORMAS OFICIALES MEXICANAS QUE REGULARAN Y DARÁN SEGUIMIENTO PARA UN DESARROLLO SUSTENTADO EN PROGRAMAS DE PRODUCCIÓN Y DESARROLLO QUE REDUNDEN EN LA MENOR PERTURBACIÓN Y MAYOR CONSERVACION AL MEDIO AMBIENTE Y LA ECOLOGÍA.

IV.5.5.1. Medio físico.

Tabla 15. Medio físico.

Aspectos físicos mínimos a considerar.

Clima.

Tipo de clima. Describir según la clasificación de Köppen, modificada por Enriqueta García (Modificaciones al Sistema de Clasificación Climática de Köppen, Instituto de Geografía, UNAM, 1983). Anexar el respectivo climograma.

EN EL MUNICIPIO DE URES PREDOMINAN LOS CLIMAS SECOS SEMICÁLIDOS BSHW(X'), Y CÁLIDOS BSO(H')HW(X').

Temperaturas promedio mensual, anual y extremas.

LA TEMPERATURA MEDIA MÁXIMA MENSUAL ES DE 31.8°C EN EL MES DE JULIO Y LA TEMPERATURA MEDIA MÍNIMA MENSUAL ES DE 15.2°C EN EL MES DE ENERO, LA TEMPERATURA MEDIA ANUAL ES DE 22.7°C. LA PRECIPITACIÓN MEDIA ANUAL ES DE 443.3 MILÍMETROS Y LOS MESES MÁS LLUVIOSOS SON JULIO Y AGOSTO. SE PRESENTAN HELADAS OCASIONALES DE DICIEMBRE A MARZO.

DATOS DE LA ESTACIÓN CLIMATOLÓGICA DE URES (26 - 069)

Precipitación promedio mensual, anual y extremas (mm).

DATOS DE LA ESTACIÓN CLIMATOLÓGICA DE URES (26-069)

	E	F	M	A	M	J	J	A	S	O	N	D	TOTAL
TEMP.	14.7	16.3	18.3	21.2	24.8	29.0	30.3	29.6	29.1	24.5	19.0	15.6	22.7
PREC.	17.6	16.2	10.6	6.4	3.4	15.7	129.7	112.7	59.3	25.1	16.6	30.0	443.3

MESES DE MAYOR PRECIPITACIÓN (JULIO - SEPTIEMBRE)
MESES DE MENOR PRECIPITACIÓN (ABRIL - MAYO)
MESES MÁS CALUROSOS (JULIO – AGOSTO)
MES MÁS FRÍO (ENERO)
PERÍODO DE EQUIPATAS (DICIEMBRE – MARZO)

Vientos dominantes (dirección y velocidad) mensual y anual.

LOS VIENTOS DOMINANTES SE PRESENTAN CON UNA VELOCIDAD MEDIA ANUAL DE 20 KM/HORA, CON DIRECCION SUROESTE –NOROESTE EN CASI EL 75 % DE LAS VECES. EN LOS MESES DE JUNIO A AGOSTO, SE DETECTA UNA TEMPORADA DE FUERTES VIENTOS CON VELOCIDADES VARIABLES ENTRE 60 Y 75 KM/HORA. QUE COINCIDEN CON LA TEMPORADA DE LLUVIAS EN FORMA DE MONZON DE VERANO, EL RESTO DEL AÑO PRESENTA VIENTOS DEBILES CON 190 DIAS DEL AÑO EN CALMA.

Humedad relativa y absoluta.

53 % PROMEDIO (RELATIVA).

Balance hídrico (evaporación y evapo-transpiración).
EVAPORACION MAXIMA DE 279mm DURANTE EL MES DE MAYO, LA MEDIA
ES 173.66mm Y LA EVAPORACION TOTAL DE 2084 mm.

Frecuencia de heladas, nevadas, nortes, tormentas tropicales y huracanes, entre otros
eventos climáticos extremos.
SE PRESENTAN LLUVIAS DE VERANO CON FUERTES TORMENTAS
ELECTRICAS DE ALTA INTENSIDAD Y BAJA DURACION, EN LOS ULTIMOS 10
ANOS NO SE HAN PRENSENTADO PROBLEMAS POR HELADAS.

Geología y geomorfología.
EN EL AREA DEL SITIO PROYECTO OCUPA FORMACIONES GEOLÓGICAS DE
LA ERA CENOZOICA Y MESOZOICO ,LA PRIMERA SEGUIDO DEL PERIODO
CUATERNARIO (Q), REPRESENTADO POR ROCAS SEDIMENTAREAS COMO
DEPÓSITOS DE ALUVIÓN, TALUD, SUELOS RESIDUALES Y GRAVAS, Y LA ERA
DEL MESOZOICO REPRESENTADA POR EL PERIODO CRETACICO INFERIOR
REPRESENTADA POR FORMACIONES DE ROCAS SEDIMENTARIAS COMO
ARENISCAS Y LUTITAS.

ESTRATIGRAFIA

CENOZOICO.

DURANTE ESTA ERA LA MAYOR PARTE DE LA ENTIDAD SE ENCUENTRA YA
EMERGIDA. EL CENOZOICO SE CARACTERIZA POR LA INTENSA ACTIVIDAD
ÍGNEA, ASPI COMO POR EL DEPÓSITO DE GRANDES CANTIDADES DE
SEDIMENTOS CONTINENTALES. EN CUANTO A DEPÓSITOS MARINOS, SE HAN
ENCONTRADO EVIDENCIAS DE QUE PERTENECEN AL MIOCENO, AL OESTE
DE HERMOSILLO, A TRAVÉS DE LA PERFORACIÓN DE POZOS PARA LA
ESTRACCIÓN DE AGUA, ESTOS SEDIMENTOS MARINOS CONTIENEN TRAZAS
DE HIDROCARBUROS.
DEL CUATERNARIO, HAY ROCAS VOLCÁNICAS DE COMPOSICIÓN BÁSICA
DISTRIBUIDAS EN FORMA AISLADA, LAS MÁS REPRESENTATIVAS SON LOS
BASALTOS DE LA SIERRA EL PINACATA, UBICADA EN EL NOROESTE. LOS
DEPÓSITOS MÁS RECIENTES SON LOS ORIGINADOS POR LA EROSIÓN DE LAS
ROCAS ANTIGUAS, ESTÁN INTEGRADOS POR FRAGMENTOS LÍTICOS CUYO
TAMAÑO VARÍA DE GRAVAS A ARCILLAS, LOS CUALES POR LO GENERAL SE
ENCUENTRAN SIN CONSOLIDAR O POCO CONSOLIDADOS. LOS FRAGMENTOS
GRANDES FORMAN LOS CONGLOMERADOS SITUADOS AL PIE DE LAS
SIERRAS; LOS MÁS FINOS CONSTITUYEN LOS SUELOS QUE SE ENCUENTRAN
COMO DEPÓSITOS EN LAS PARTES PLANAS Y SE DISTRIBUYEN CON
AMPLITUD EN LA FRANJA OCCIDENTAL.

MESOZOICO.

EN SONORA EL MESOZOICO ESTA REPRESENTADO POR ROCAS
SEDIMENTARIAS DE ORIGEN CONTINENTAL Y MARINO, ASI COMO POR
AMPLIOS AFLORAMIENTOS DE ROCAS IGNEAS, SOBRE TODO EL CRETACICO.
ALGUNAS DE ESTAS ROCAS FUERON AFECTADAS POR METAMORFISMO.

Características geo-morfológicas más importantes (descripción en términos generales). Se sugiere acompañar este punto con figuras ilustrativas que indiquen la ubicación del predio. Características del relieve (descripción breve).

FISIOGRAFIA, TOPOGRAFÍA, PENDIENTE, EXPOSICIÓN Y ALTURA SOBRE EL NIVEL DEL MAR

EL ÁREA SE UBICA FISIOGRÁFICAMENTE EN LA VERTIENTE DEL PACÍFICO, PROVINCIA (II) LLANURAS SONORENSES Y SUB-PROVINCIA (2), SIERRAS Y LLANURAS SONORENSES CON UN SISTEMA DE TOPOFORMAS DE LOMERIO COMPLEJO.(CLAVE II-2-L$_2$). EJEMPLO CERRO PRIETO, LOS COCHIS, SAN COSME Y EL SOTOL..

LA EXPOSICIÓN DE LOS TERRENOS DEL LOTE MINERO ES E-W (ZENITAL) EN LAS PARTES BAJAS Y NORTE EN LA PEQUEÑA ÁREA DE CERRIL , CON ALTURAS QUE VARÍAN DE 390 A 640 MSNM. COMO MÁXIMO EN PENDIENTES QUE VARÍAN DEL 6 AL 8% EN EL AREA DE LA PLANTA Y DEL 12 AL 20% EN LOMERÍOS (TAJOS) QUEDANDO COMPRENDIDAS DENTRO DE LAS CLASES "MODERADO".

LA ORIENTACIÓN GENERAL DE LAS SIERRAS EN LA ZONA DE ESTUDIO ES GENERALMENTE DE NORTE – SUR, EJEMPLO SIERRA DE SAN COSME.

LA REGIÓN SE ENCUENTRA DRENADA POR CORRIENTES TEMPORALES EFÍMERAS CON DRENAJE INTEGRADO PRESENTANDO PATRONES ENTRELAZADOS, CON PUNTO DE UNION ALA VERTIENTE DEL RIO SONORA.

PROVINCIA (II) LLANURAS SONORENSES (DESIERTO SONORENSE)

ESTA PROVINCIA ES COMPRENDIDA CON EL ESTADO DE ARIZONA, E.U.A., DENTRO DE SONORA ADOPTA LA FORMA DE UNA CUÑA ORIENTADA HACIA EL SUR; COLINDA EN EL EXTREMO NOROESTE CON LA PENÍNSULA DE BAJA CALIFORNIA, HACIA EL ORIENTE CON LA SIERRA MADRE OCCIDENTAL Y EN SU EXTREMO SUR CON LA LLANURA COSTERA DEL PACIFICO.

GRAN PARTE DE SU EXTENSIÓN CONSTA DE SIERRAS BAJAS PARALELAS DE BLOQUES FALLADOS, ORIENTADAS BURDAMENTE NORNOROESTE SURSURESTE, Y SEPARADAS UNAS DE OTRAS POR LLANURAS CADA VEZ MÁS AMPLIAS Y BAJAS HACIA EL GOLFO DE CALIFORNIA. LOS CLIMAS IMPERANTES EN LA PROVINCIA SON LOS MUY SECOS SEMICALIDOS, COMO EN EL DESIERTO DE ALTAR; Y LOS MUY SECOS CÁLIDOS, HACIA EL SUR DE HERMOSILLO. EN EL DESIERTO DE ALTAR DOMINA LA VEGETACIÓN DE DESIERTOS ARENOSOS, EN EL RESTO DE LA REGIÓN SE ENCUENTRAN MATORRALES DE TIPO SARCOCAULE, ASÍ COMO MATORRAL DESÉRTICO MICRÓFILO Y MEZQUITAL.

SUB-PROVINCIA (2) SIERRAS Y LLANURAS SONORENSES

COMPRENDE UN ÁREA DE 81 661.40KM^2, ABARCA COMPLETAMENTE LOS MUNICIPIOS DE CABORCA, ALTAR, SÁRIC, TUBUTAMA, ATIL, OQUITOA, PITIQUITO, TRINCHERAS, BENJAMIL HILL, HERMOSILLO, CARBÓ, SAN MIGUEL DE HORCASITAS, EMPALME Y MAZATÁN; ASIMISMO INCLUYE PARTE DE LOS DE SAN LUIS RIO COLORADO, PUERTO PEÑASCO, GENERAL

PLUTARCO ELÍAS CALLES, NOGALES, MAGDALENA, SANTA ANA, OPODEPE, QUIRIEGO, URES, VILLA PESQUEIRA, LA COLORADA, GUAYMAS, SUAQUI GRANDE Y CAJEME.

ESTÁ FORMADA DE SIERRAS BAJAS SEPARADAS POR LLANURAS. TALES SIERRAS SON MÁS ELEVADAS (700 A 1 400 MSNM) Y MÁS ESTRECHAS (RARA VEZ MÁS DE 6 KM DE ANCHO) EN EL ORIENTE; Y MÁS BAJAS (DE 700 MSNM O MENOS) Y MÁS AMPLIAS (DE 13 A 24 KM) EN EL OCCIDENTE.

CASI EN TODOS LOS CASOS LAS SIERRAS SON MÁS ANGOSTAS QUE LAS LLANURAS Y SU ESPACIAMIENTO ES TAL, QUE NUNCA QUEDAN FUERAS DE LA VISTA. EN ELLAS PREDOMINAN ROCAS ÍGNEAS INTRUSIVAS ÁCIDAS, AUNQUE TAMBIÉN SON IMPORTANTES, PARTICULARMENTE EN LA PARTE CENTRAL DE LA SUBPROVINCIA, ROCAS LÁVICAS, METAMÓRFICAS, CALIZAS ANTIGUAS Y CONGLOMERADOS DEL TERCIARIO. LA ISLA TIBURÓN FORMADA PARTE DE ESTE SISTEMA DE SIERRAS, CUYAS CIMAS SON BAJAS Y MUY UNIFORMES. LAS PENDIENTES SON BASTANTE ABRUPTAS, SIENDO FRECUENTES LAS MAYORES DE 45 GRADOS, ESPECIALMENTE EN LAS ROCAS INTRUSIVAS, LÁVICAS Y METAMÓRFICAS; EN TANTO QUE LAS MENORES A 20 GRADOS SON RARAS. EN GENERAL, LAS CIMAS SON ALMENADAS, ES DECIR, DENTADAS. LOS ARROYOS QUE DRENAN ESTA REGIÓN EFECTÚAN UNA FUERTE EROSIÓN PRODUCIENDO ESPOLONES LATERALES QUE SE PROYECTAN EN LAS LLANURAS.

LAS LLANURAS REPRESENTAN ALREDEDOR DE 80% DE LA SUBPROVINCIA. ESTÁN CUBIERTAS EN LA MAYOR PARTE O EN TODA SU EXTENSIÓN DE AMPLIOS ABANICOS ALUVIALES (BAJADAS) QUE DESCIENDEN CON PENDIENTES SUAVES DESDE LAS SIERRAS COLINDANTES. LA LLANURA ALUVIAL DE HERMOSILLO (200 MSNM) BAJA HACIA LA COSTA ENSANCHÁNDOSE EN SENTIDO NORESTE - SUROESTE, TIENE 125 KM DE LARGO Y 60 KM DE ANCHO EN LA COSTA.

EL RIO MÁS GRANDE DE ESTA PORCIÓN ES EL SONORA, QUE NACE EN CANANEA, EN LA PROVINCIA SIERRA MADRE OCCIDENTAL, DONDE FLUYE HACIA EL SUR. A LA ALTURA DE HERMOSILLO SE UNE CON EL SAN MIGUEL DE HORCASITAS, TAMBIÉN PROCEDENTE DE ESA PROVINCIA, Y CON EL ZANJÓN, QUE SE ORIGINA EN ESTA SUBPROVINCIA.

SISTEMA DE TOPOFORMAS DOMINANTE EN EL AREA DE ESTUDIO CORRESPONDE A LOMERIO COMPLEJO (L$_2$)

Presencia de fallas y fracturamientos.
NO EXISTEN FALLAS NI FRACTURAMIENTOS EN LA ZONA DEL PROYECTO.

Susceptibilidad de la zona a: sismicidad, deslizamientos, derrumbes, inundaciones, otros movimientos de tierra o roca y posible actividad volcánica.
LA ZONA NO ES SUSCEPTIBLE A NINGUNO DE ESTOS POSIBLES EVENTOS EN GRAN MAGNITUD. NO EXISTEN REPORTES EN LOS ULTIMOS 100 ANOS

Suelos.

Tipos de suelos en el predio del proyecto y su área de influencia de acuerdo con la clasificación de FAO/UNESCO e INEGI. Incluir un mapa de suelos donde se indiquen las unidades de suelo.

SE TIENE DIFERENTES TIPOS DE SUELO COMO:

CAMBISOL: SE LOCALIZA AL SURESTE DEL MUNICIPIO, SON SUELOS JÓVENES, POCO DESARROLLADOS, PUEDEN TENER CUALQUIER TIPO DE VEGETACIÓN, LA CUAL SE ENCUENTRA CONDICIONADA POR EL CLIMA Y NO POR EL TIPO DE SUELO, MODERADA A ALTA SUSCEPTIBILIDAD A LA EROSIÓN.

REGOSOL: PREDOMINA DESPLAZÁNDOSE DEL CENTRO HACIA EL NORTE DEL MUNICIPIO, PRESENTANDO SU FASE FÍSICA LÍTICA. SU FERTILIDAD ES VARIABLE Y SU USO AGRÍCOLA ESTÁ PRINCIPALMENTE CONDICIONADO A SU PROFUNDIDAD, SU SUSCEPTIBILIDAD A LA EROSIÓN ES MUY VARIABLE Y DEPENDE DE LA PENDIENTE DEL TERRENO.

XEROSOL: SE LOCALIZA AL SUR DEL MUNICIPIO, TIENE UNA CAPA SUPERFICIAL DE COLOR CLARO Y MUY POBRE EN HUMUS, SU UTILIZACIÓN AGRÍCOLA ESTÁ RESTRINGIDA A ZONAS DE RIEGO, CON MUY ALTOS RENDIMIENTOS DEBIDO A LA FERTILIDAD ALTA DE ESTOS SUELOS, BAJA SUSCEPTIBILIDAD A LA EROSIÓN.

LA UNIDAD DEL SUELO PREDOMINANTE EN EL AREA PROYECTO CORRESPONDE AL REGOSOL EUTRICO ASOCIADO CON REGOSOL CALCICO DE CLASE TEXTURAL MEDIA Y FASE FISICA GRAVOSA.

Características físico-químicas: estructura, textura, porosidad, capacidad de retención del agua, salinización, capacidad de saturación..

EN LOS SITIOS EDAFOLÓGICOS PRODUCTO DE LOS MUESTREOS, LOS SUELOS PREDOMINANTEMENTE SON DE ORIGEN IN-SITU-COLUVIAL DE PROFUNDIDAD SOMERA (MENORES DE 30 CM) DE COLOR CASTAÑO GRISÁCEO CLARO,EN EL AREADESTINADA ALA PLANTA Y CASTANO ROJIZOS CALROS EN LAS AREAS DEL TAJO PROYECTO, CON ESCURRIMIENTOS SUPERFICIALES MODERADOS A RAPIDOS SU DRENAJE INTERNO ES GENERALMENTE MEDIO, SU PEDREGOSIDAD VARIA DEL 15 AL 25% Y LA ROCA CUBRE EN ALGUNAS ÁREAS MÁS DEL 40%.

Grado de erosión del suelo.

SE OBSERVÓ A TRAVÉS DE LOS LEVANTAMIENTOS DE SITIOS EDAFOLÓGICOS, QUE LA EROSIÓN PRESENTE ES DE TIPO HÍDRICA LAMINAR,Y EN PEQUENOS SURCOS (FORMACION INCIPIENTE DE CARCAVAS) EN GRADOS MODERADOS (3B Y 3C), ESTO ORIGINADO POR LA BAJA COBERTURA EXISTENTE,PRINCIPALMENTE EN EL AREA QUE SE DEDICARA ALA PLANTA DE LA MINA. PRODUCTO DE LA ACTIVIDAD PECUARIA Y SOBRE EXPLOTACIÓN A QUE SON SOMETIDOS ESTOS SUELOS.

Estabilidad edafológica.
SE DETECTA UNA GRAN TENDENCIA A INCREMENTARSE LA EROSION DEBIDO A LA ESCASA COBERTURA VEGETAL QUE EXISTE EN LA REGION DEL PROYECTO. Y LA NULA OBRAS DE CONSERVACION DE SUELO Y AGUA EN LOS TERRENOS DEDICADOS ALA EXPLOTACION PECUARIA.

Hidrología superficial.
Embalses y cuerpos de agua cercanos (lagos, presas, lagunas, ríos, arroyos, etcétera).
LA CUENCA HIDROLÓGICA SE CONSIDERA COMO LA UNIDAD NATURAL EN LA QUE SE TOMARÁN EN CUENTA LAS CARACTERÍSTICAS FISIOGRÁFICAS QUE LA DEFINEN Y LOS DIVERSOS RECURSOS QUE CONCURREN EN LA MISMA, INCLUYENDO AL HOMBRE COMO PRINCIPAL USUARIO Y MODIFICADOR DE AMBIENTE.

HIDROLOGÍA SUPERFICIAL (RANGO 10 KMS.)

EL PROYECTO SE UBICA DENTRO DE LA REGIÓN HIDROLÓGICA SONORA SUR RH-9, CUENCA (D) RIO SONORA, SUBCUENCA , ARROLLO DE GUADALUPE, DESTACANDO EN EL ÁREA PROYECTO Y ALEDAÑAS ARROYOS TEMPORALES EFÍMEROS CONOCIDOS COMO : LOS MORALES, EL CLOROSO, CAMPODONICO, LOS COCHIS, EL SOTENIS ENTRE OTROS, DRENANDO CORRIENTES INTERMITENTES, ESTE DRENAJE ES DE TIPO RADIAL Y PARALELO, CON MEDIA – ALTA DENSIDAD DE DRENAJE, SIENDO ÉSTOS EL INICIO DE ARROYOS Y RÍOS COMO EL RIO SONORA ARROYOS EFÍMEROS DE ORDEN 1 Y 2, DRENANDO CORRIENTES MUY INTERMITENTES, ESTE DRENAJE ES DE TIPO RADIAL Y PARALELO, CON BAJA DENSIDAD DE DRENAJE.
ESTA REGIÓN HIDROLOGICA 9 SONORA SUR (RH9) ABARCA LA MAYOR SUPERCIE EN EL ESTADO. SE EXTIENDE EN LA PORCION ORIENTAL DESDE AGUA PRIETA A YAVAROS, PROLONGANDOSE POR CHIHUAHUA, OCUPA EL 63.64% DE LA SUPERFICIE ESTATAL. TIENE UN RELIEVE CON FUERTES CONTRASTES ALTIMETRICOS, LA MAYORIA DE SUS CORRIENTES NACEN EN LA SIERRA MADRE OCCIDENTAL.

CUENCA (D) RIO SONORA.

ESTA CUENCA OCUPA EL SEGUNDO LUGAR DENTRO DE LA REGION EN CUANTO A SUPERFICIE (14.78%). EN ELLA SE UBICA LA ZONA ESTE DEL DESTINO DE RIEGO NUM. 51 "COSTA DE HERMOSILLO". EL RIO SONORA INICIA SU RECORRIDO EN LAS CERCANIAS DE CANANEA, CON RUBO GENERAL AL SUR HASTA LA CAPITAL ESTATAL. EL AFLUENTE MAS TRASCENDENTE QUE LO ALIMENTA ES EL RIO BACANUCHI. ESTA CUENCA POSEE ADEMAS OTROS DOS RIOS, EL SAN MIGUEL DE HORCASITAS Y EL ZANJON, QUE SE UNEN JUSTO ANTES DE PASAR POR EL ALAMITO , PARA CONFLUIR EN EL RIO SONORA EN LAS AFUERAS DE LA CIUDAD DE HERMOSILLO. ESTAS CORRIENTES ALIMENTAN A LA PRESA ABELARDO L. RODRIGUEZ, CUYAS AGUAS SON EMPLEADAS PARA EL RIEGO, CONTROL DE AVENIDAS Y USO DOMESTICO; OTRA PRESA ES TEOPARI EN EL ARROYO LA JUNTA. SE REGISTRAN UNA PRECIPITACION MEDIA ANUAL DE 376mm,

VOLUMEN MEDIO ANUAL PRECIPITADO DE 9779.8Mm^3, COEFICIENTE DE ESCURRIMIENTO DE 2.8% QUE GENERAN UN ESCURRIMIEMTO DE 273.83Mm^3 ANUALES. EL USO PRINCIPAL ES AGRICOLA, SEGUIDO POR DOMESTICO, INDUSTRIAL, PECUARIO Y RECREATIVO.

EMBALSES Y CUERPOS DE AGUA

CERCANO AL ÁREA PROYECTO NO EXISTE UN EMBALSE O CUERPOS DE AGUA DE IMPORTANCIA. LAS OBRAS DE CAPTACION Y DISTRIBUCION DE AGUA SE REDUCEN A PEQUENOS BORDOS DE ABREVADERO PARA USO PECUARIO.

HIDROLOGÍA SUBTERRÁNEA

LA HIDROLOGÍA SUBTERRÁNEA DEL ÁREA ESTÁ REPRESENTADA POR LA UNIDAD DE MATERIAL NO CONSOLIDADO CON PERMEABILIDAD ALTA

PERTENENCEN A ESTA UNIDAD LOS DEPOSITOS CONSTITUIDOS POR GRAVA Y ARENA, CON BUENA SELECCIÓN Y POROSIDAD INTERCOMUNICADO, ESTA UNIDAD ES MUY EXTENSA EN EL OCCIDENTE DE ESTADO Y COMPRENDE POR CITAR ALGUNOS LUGARES COMO AL MESA ARENOSA DE SAN LUIS RIO COLORADO, EL DESIERTO DE ALTAR Y LAS LLANURAS ALUVIALES SITUADOS AL OESTE DE HERMOSILLO.

Análisis de la calidad del agua: pH, color, turbidez, grasas y aceites, sólidos suspendidos, sólidos disueltos, conductividad eléctrica, alcalinidad, dureza total, N de nitratos y amoniacal, fosfatos totales, cloruros, oxígeno disuelto, demanda bioquímica de oxígeno (DBO), coliformes totales, coliformes fecales, detergentes (sustancias activas al azul de metileno, SAAM).
Subterránea.
SE REALIZO UN ESTUDIO DE ANALISIS DE CALIDAD DEL AGUA EN EL POZO DE REBOMBEO CERCANO AL PROYECTO CON LOS SIGUIENTES RESULTADOS:

Ca   14.0 mg /lt
Mg   7.8 mg/lt
Na   15.2 mg/lt
K   1.6 mg/lt
SO_4 32.2 mg/lt
HCO_3 135.3 mg/lt
NO_3 8.7 mg/lt
Cl   83.6 mg/lt
Dureza ($CaCO_3$)   210.5 mg/lt
Conductividad electrica   20 miliohms/cm
pH   7.9

Medio biótico.
Tabla 16. Medio biótico.
Aspectos bióticos mínimos a considerar.
Vegetación terrestre.

LA VEGETACIÓN CARACTERÍSTICA DEL ÁREA ESTUDIADO, CORRESPONDEN, SEGÚN INEGI AL MEZQUITAL **(M)** , LA COTECOCA DEFINE AL SITIO COMO UN MATORRAL ALTO ARBOSUFRUTESCENTE **D (B).**

MEZQUITAL (M):
ESTE TIPO DE VEGETACION SE ESNCUENTRA DESDE EL NIVEL DEL MAR HASTA LOS 1200M DE ALTITUD. EN CLIMAS MUY SECOS, SECOS Y SEMI SECOS CON TEMPERATURAS MEDIAS ANUALES DE 18 A 24 GRADOS CENTIGRADOS Y LLUVIAS TOTAL ANUAL DE 180 A 420MM.

ESTE TIPO DE VEGETACION SE CARACTERIZA POR LA DOMINANCIA DE DIFERENTES ESPECIES DE *Prosopis* (principalmente *P.glandulosa, P.glandulosa var. torreyana* y *P. velutina*), ACOMPANADAS POR OTROS ARBUSTOS ESPINOSOS E INERMES QUE TAMBIEN SE ENCUENTRAN EN LOS AMTORRALES ADYACENTES , YA SE MICROFILO O SARCOCAULE. SU ALTURA VARIA DE 3 A 5 MT, LOS ELEMENTOS QUE LO CONSTITUYEN ESATNA AGRUPADOS EN DOS O TRES ESTRATOS. OCUPA GRAN PARTE DE LOS TERRENOS PERTENECIENTES ALA SUBPROVINCIA DE SIERRAS Y LLENURAS SONORENSES, Y UNA PEQUENA ZONA DE LOS DE LA LLANURA COSTERA Y DELTAS DE SONORA Y SINALOA.SE LOCALIZAN SUELOS YERMOSOLES, REGOSOLES,FLUVISOLES Y XEROSOLES.

SEGÚN COTECOCA EL TIPO D EVEGETACION CORRESPONDE AL **MATORRAL ARBOSUFRUTESCENTE D(B).**

ESTE TIPO DE VEGETACION OCUPA UNA SUPERFICIE A NIVEL ESTATAL DE 3'315,800-00-00 Has. Y SE LOCALIZA EN LA PORCION CENTRAL DEL ESTADO OCUPANDO PARTE DEL MUNICIPIO DE URES ENTRE OTROS.
LA VEGETACION ES UNA ASOCIASION DE ARBUSTOS DE TALLA MEDIA , CON HOJAS NO ESCLEROSAS Y TALLOS LENOSOS COMO: Papache (*Condalia spp.*), Piojito (*Caesalpinia pumila*) y Rama blanca (*Encelia farinosa*);- con arboles bajos como: Palo fierro (*Olneya tesota*), Palos verde(*Cercidium spp*)., algunas cactáceas como Pithaya (*Lemaireocereus, turberi*) y Cholla (*Opuntia fulgida*), con un estrato inferior herbaceo como Hierba ceniza (*Tidestromia lanuginosa*), Golondrina (*Euphorbia sp.*), Zacate liebrero (*Bouteloua rothockii*), y Zacate semilla (*Aristida adscensionis*).

Fauna terrestre.

MAMÍFEROS

NOMBRE COMUN	NOMBRE CIENTÍFICO
ARDILLAS	*Ammospermophilus spp. (1)* *Spermophilus spp.*
RATAS CANGURO	*Dipodomys spp. (2)*
RATONES	*Perognathus spp. (2)* *Neotoma spp. (2)*
CONEJO	*Sylvilagus audubonii (1)*
LIEBRE	*Lepus alleni (1)*
ZORRILLOS	*Mephitis mephitis (3)*
COYOTES	*Cannis latrans (3) (2)*
COCHI JABALI	*Pecari tajacu*
VENADO COLA BLANCA	*Odeicoleus virginianus.*

AVES

NOMBRE COMUN	NOMBRE CIENTÍFICO
AURAS O ZOPILOTES	*Cathartes aura (1)*
HALCÓN RATONERO	*Buteo jamaicensis (1) (2)*
GODORNIZ DE GAMBEL O PERDIZ	*Callipepla gambelii (1)*
PALOMA PITAYERA	*Zenaida asiática (1)*
PALOMA TORCASA O HUILOTA	*Zenaida macroura (1), (2)*
TORTOLITAS	*Columbina spp. (1)*
CHUREA O CORRECAMINOS	*Geococcyx californianus (1)*
BÚHO	*Bubo virginianus (3)*
TAPACAMINOS	*Caprinulgos vociferus (2)*
CHUPARROSAS	*Archilochus sp. (1)* *Calypte sp. (1)*
PÁJAROS CARPINTEROS	*Melanerpes Urophygialis (3)* *Picoides scalaris (3)*
PÁJARO CHISTADOR	*Sayornis saya (1)*
CUERVO COMÚN	*Corvus corax (1)*
CHONTE O ZENZONTLE	*Mimus polyglottos (1),(2)*
CARDENAL	*Cardinalis cadernalis (1),(2)*
GORRIÓN ROJO	*Carpodacus mexicanus (1)*
GORRIÓN COMÚN	*Passer domesticus (1),(2)*

REPTILES (Herpertofauna)

NOMBRE COMUN	NOMBRE CIENTIFICO
TORTUGA	*Gopherus agassizii (3)*
HUICOS, CACHORAS Y PERRITAS	*Callisaurus spp. (2)* *Uta spp. (2)* *Gambelia spp. (1)*
CAMALEÓN	*Phrynosoma solare (3)*
VÍBORAS DE CASCABEL	*Crotalus spp. (3)*

INSECTOS (principales)

NOMBRE COMUN	NOMBRE CIENTÍFICO
HORMIGA	*Pogonomyrmex rugosus (1), (2)*
TARÁNTULA DEL DESIERTO	*Aphonopelma chaloodes (3)*
GRILLOS	*Anabrus simples (1)*
CHAPULINES	*Trimerotropis pallidipennis (1)* *Brachystola magma*
ALACRANES	*Centruroides spp. (3)* *Hadrurus arizonensis (3)*
MIL PIES	*Orthoporus ornatus (3)*

CLAVE: (1)   Observación directa

                (2)   Excretas, huellas y/o nidos

                (3)   Reportes (bibliografías y encuestas).

ANFIBIOS, BATRACIOS Y PECES

DADO QUE NO SE ENCUENTRAN CORRIENTES PERMANENTES EN LA ZONA ESTUDIADA Y DEBIDO A LA ÉPOCA DEL AÑO, NO SE REGISTRARON ÉSTOS.

Aspectos socioeconómicos.
Demografía.
Aspectos socioeconómicos.
Medio Socioeconómico.
Población.

SEGÚN LOS CENSOS DE POBLACIÓN Y VIVIENDA DE 1980, 1990, Y LAS CIFRAS PRELIMINARES DE EL CENSO DE POBLACIÓN Y VIVIENDA DEL AÑO 2005, ELABORADOS POR EL INEGI, PRESENTAN LOS SIGUIENTES RESULTADOS PARA ESTE MUNICIPIO.

AÑO	POBLACIÓN		TASA DE CRECIMIENTO	
1980	17,992		%	
1990	20,071		1980-1990	1.10
2005	24,447		1990-2005	4.01

SU POBLACIÓN ES DE 8,420 HABITANTES Y DEL TOTAL DE SUS POBLADORES 4,313 SON HOMBRES Y 4,107 SON MUJERES. TIENE UNA TASA DE CRECIMIENTO DEL 2.01 POR CIENTO Y PRESENTA UNA DENSIDAD POBLACIONAL DEL 16.74 HABITANTES POR KILÓMETRO CUADRADO

LA POBLACIÓN ECONÓMICAMENTE ACTIVA DEL MUNICIPIO ES DE 8,993 HABITANTES, DE LOS CUALES 8,420 TIENEN OCUPACIÓN Y 97 SE ENCUENTRAN DESOCUPADOS; EN TANTO QUE, LA POBLACIÓN ECONÓMICAMENTE INACTIVA ES DE 8,350 HABITANTES.

ESTATUS	POBLACIÓN
POBLACIÓN ECONÓMICAMENTE ACTIVA	3,269
POBLACIÓN OCUPADA	3,245
SECTOR PRIMARIO	*1,243*
SECTOR SECUNDARIO	*741*
SECTOR TERCIARIO	*1,144*
NO ESPECIFICADO	*117*
POBLACIÓN DESOCUPADA	24
POBLACIÓN ECONÓMICAMENTE INACTIVA	8,250

NO EXISTEN GRUPOS DE POBLACIÓN INDÍGENA EN EL MUNICIPIO.

Servicios.

Medio de comunicación.

CUENTA CON UNA OFICINA DE CORREOS, UNA PISTA DE ATERRIZAJE RURAL DE 750 METROS PARA EL TRANSPORTE AÉREO, RED TELEFÓNICA Y SERVICIOS ADICIONALES COMO <u>INTERNET</u>, Y COBERTURA DE TELEFONÍA CELULAR QUE CUBREN LA MAYOR PARTE DEL MUNICIPIO.

Medios de transporte.

LA INFRAESTRUCTURA ACTUAL PARA EL TRANSPORTE TERRESTRE EN EL MUNICIPIO CONSISTE EN UNA RED CAMINERA DE 318.5 KILÓMETROS DE LOS CUALES 55 CORRESPONDEN A LA CARRETERA FEDERAL QUE CRUZA EL MUNICIPIO DE PONIENTE A ORIENTE; 8.5 SON CARRETERA ESTATAL Y 255 KILÓMETROS SON CAMINOS RURALES.

Servicios públicos.

ESTE SERVICIO SE PRESTA A TODAS LAS LOCALIDADES DEL MUNICIPIO, ATENDIENDO A 9,245 PERSONAS QUE REPRESENTA EL 96.7 POR CIENTO DE LA POBLACIÓN TOTAL.

Centros educativos.

EL MUNICIPIO DE URES POSEE UNA DIVERSIFICADA OFERTA EDUCATIVA, QUE CUBRE TODOS LOS NIVELES Y CAPAZ DE ATENDER PRÁCTICAMENTE AL 94.5% DE LA POBLACIÓN.

LA INFRAESTRUCTURA EDUCATIVA ASCIENDE A 31 PLANTELES DE LOS DISTINTOS NIVELES, EN LOS CUALES SE ATIENDEN A UNA POBLACIÓN DE 2,564 ALUMNOS.

AL INICIO DEL CICLO ESCOLAR 1997-1998 EL MUNICIPIO CONTABA CON 31 ESCUELAS DE LOS DIFERENTES NIVELES EDUCATIVOS, ATENDIENDO EN ELLAS A 2,600 ALUMNOS; AL INICIO DEL CICLO 2000-2001 CUENTA CON 34 ESCUELAS QUE ATIENDEN A 2,564 ALUMNOS. ESTO SIGNIFICA UN INCREMENTO DE (36) ALUMNOS MÁS ATENDIDOS EN EL PRESENTE CICLO RESPECTO AL CICLO DE REFERENCIA. PARA EL CICLO ESCOLAR 2000-2001 LAS ESCUELAS OFICIALES DE EDUCACIÓN BÁSICA ATIENDEN A UN 94.5 POR CIENTO DEL TOTAL DE ALUMNOS INSCRITOS EN LOS NIVELES EDUCATIVOS INICIAL, PREESCOLAR, PRIMARIA, SECUNDARIA Y ESPECIAL.

FUENTE: Secretaría de Educación y Cultura

Centros de salud.

EN ESTE SERVICIO SE TIENE UNA COBERTURA DEL 99 POR CIENTO, BENEFICIANDO A MAS DE 8,000 HABITANTES. TANTO INSTITUCIONES PRIVADAS COMO PÚBLICAS OTORGAN EL SERVICIO DE SEGUNDO NIVEL EN EL MUNICIPIO.

EL IMSS, ISSSTESON, ISSSTE Y SECTOR NAVAL PROPORCIONAN ACCESO A LOS SERVICIOS MÉDICOS A 7,768 HABITANTES Y AL RESTO QUE SE LE CONSIDERA COMO POBLACIÓN ABIERTA ES ATENDIDA POR LA SECRETARÍA DE SALUD PÚBLICA.

Vivienda.
Zonas de recreo.
NO SE ENCUENTRAN REPORTADOS EN EL ANUARIO ESTADISTICO DE EL MUNICIPIO DE URES , SONORA.

Actividades Económicas.
Agricultura y Ganadería.

AGRICULTURA.

SE DESTINA ESPECÍFICAMENTE A LA PRODUCCIÓN DE TRIGO, MAÍZ, FRIJOL, SORGO, QUE SIRVEN DE APOYO AL AUTOCONSUMO, Y FORRAJES QUE HACE A LA AGRICULTURA MUY DEPENDIENTE DE LA ACTIVIDAD PECUARIA.

DE RIEGO: 4,492 HA; DE TEMPORAL: 627 HA

LA ACTIVIDAD FORESTAL HA VENIDO TOMANDO IMPULSO, PASANDO A SER UNA FUENTE IMPORTANTE DE EMPLEOS Y DIVERSIFICACIÓN DE LA ECONOMÍA MUNICIPAL.

GANADERIA.

PRINCIPAL ACTIVIDAD ECONÓMICA ES LA GANADERÍA BOVINA, SIENDO LA MÁS IMPORTANTE DE LAS EXPORTACIONES PECUARIAS. PARA ESTA ACTIVIDAD SE CUENTA CON AGOSTADEROS EJIDALES (SUPERFICE TOTAL DE 66,923 Ha.EN 9 EJIDOS.), COMUNALES (EN UNA SUPERFICIE DE 26,610 Ha. EN DOS BIENES COMUNALES.) Y DE PEQUEÑA PROPIEDAD.

SU DESARROLLO ECONÓMICO SE BASA EN LA PRODUCCIÓN DE LECHE, BECERROS Y VAQUILLAS DE ENGORDA.

HECTÁREAS DE AGOSTADERO 256,737.

Pesca.
NO APLICA.

Industrial.
NO APLICA.

Comercio y Servicios.

ESTA ACTIVIDAD ESTÁ CONSTITUIDA POR 75 ESTABLECIMIENTOS AL MENUDEO DEL SECTOR PRIVADO, CON UNA OCUPACIÓN DE 150 PERSONAS, ADEMÁS FUNCIONAN 8 UNIDADES DE COMERCIO Y ABASTO DE LA CONASUPO.

Turismo.

NO OBSTANTE QUE ESTE MUNICIPIO CUENTA CON VALIOSOS ATRACTIVOS DE CARÁCTER ARQUITECTÓNICO -HISTÓRICO CULTURAL, ESTE SECTOR NO HA SIDO DEBIDAMENTE APROVECHADO. PERO EN SU VISITA A URES NO DEJE DE CONOCER:

PALACIO MUNICIPAL. CENTRO DEL PUEBLO. ES DE ARQUITECTURA MODERNA Y RESGUARDÓ EN SU INTERIOR LA CARROZA FÚNEBRE DEL GENERAL MIGUEL PIÑA, REVOLUCIONARIO Y EX GOBERNADOR NATIVO DE URES. ACTUALMENTE DICHA CARROZA SE ENCUENTRA EN EL "MUSEO REGIONAL DE URES" Ó "SALA DE LA CULTURA DE URES".

HACIENDA DEL LABRADOR, UBICADA A 200 METROS A LA IZQUIERDA EN EL KM 64 DE LA CARRETERA HILLO-URES. DONDE PODRÁ DISFRUTAR DE UN AMBIENTE CAMPIRANO EN UN LUGAR AUTÉNTICAMENTE RESTAURADO COMO LUCIO EN EL AÑO 1800. FUNCIONA COMO HOTEL CON TODOS LOS SERVICIOS.

HACIENDA LA QUINTA NÁPOLES. SE LOCALIZA 3 KM AL SUR, POR LA CARRETERA HILLO-URES. SE CONSTRUYÓ HACIA 1901 Y ES DE ESTILO COLONIAL. FUNCIONA COMO UN EXCLUSIVO HOTEL DE LA ZONA.

PLAZA DE ARMAS. MIGUEL HIDALGO Y ZARAGOZA, CENTRO DEL POBLADO. ALBERGA CUATRO ESCULTURAS EN BRONCE DE LA MITOLOGÍA GRIEGA, DONADAS POR EL GOBIERNO DE ITALIA.

IGLESIA DE SAN MIGUEL ARCÁNGEL. JUNTO A LA PLAZA DE ARMAS. SINGULAR EDIFICIO DEL SIGLO XVII.

CASA DEL CORONEL IGNACIO PESQUEIRA. ZARAGOZA NÚM. 36.

MONUMENTO AL CENTENARIO DE LA INDEPENDENCIA PARQUE GENERAL PESQUEIRA "LA ALAMEDA". MONUMENTO DEL PASADO Y CONSTRUCCIÓN DE DISEÑO COLONIAL CON UNA ENTRADA PRINCIPAL EN FORMA DE ARCO, INAUGURADA EL 15 DE SEPTIEMBRE DE 1910.

MOLINO HARINERO EL URENSE. ZARAGOZA NÚM. 19 PONIENTE. SE CONSTRUYÓ EN EL AÑO DE 1700 Y A LA FECHA CONSERVA SU FACHADA INTACTA, SU MAQUINARIA FUE TRAÍDA DE EUROPA; Y DURANTE MUCHOS AÑOS HA SERVIDO COMO TALLER DE ORFEBRERÍA, FÁBRICA DE ZARAPES, FÁBRICA DE SODAS, Y FÁBRICA DE HILADOS Y TEJIDOS.

PUEDE TAMBIÉN TOMAR EL CAMINO HACIA EL GAVILÁN O A MATEBOCA Y DISFRUTAR DEL MARAVILLOSO PAISAJE QUE LE OFRECE EL RÍO SONORA.

EN UNA EX HACIENDA AZUCARERA PODRÁ OBSERVAR EL PROCEDIMIENTO DE LA MOLIENDA PARA ELABORAR EL PILONCILLO, ELEMENTO INDISPENSABLE DE LAS MANCUERNAS CON CACAHUATE, TÍPICO DULCE LUGAREÑO.

Descripción de la estructura del sistema.
A partir de la caracterización realizada en el apartado anterior, describir en forma cualitativa la estructura del sistema ambiental del sitio donde se pretende desarrollar el proyecto. Identificar aquellos componentes clave, relevantes o críticos para el funcionamiento del sistema.
EL PROYECTO SE PLANEA DESARROLLAR EN UN SISTEMA AMBIENTAL ACORDE A LO PLANEADO, YA QUE NO SE CONTRAPONE CON LAS DISPOSICIONES DE LAS AUTORIDADES EN LO REFERENTE A MEDIDAS AMBIENTALES, ASI COMO NO CAUSARA TRASTORNOS AL AREA QUE SE DELIMITO PARA EL ESTUDIO, QUE CORRESPONDE AL MUNICIPIO DE URES, SONORA.
Análisis de los componentes ambientales relevantes y/ o críticos.
Realizar un análisis de cada uno de los componentes relevantes y/o críticos del sistema ambiental para determinar su potencial de afectación. El resultado de dicho análisis permitirá establecer en el capítulo V la magnitud e importancia de los posibles impactos ambientales.
LOS ASPECTOS RELEVANTES Y CRITICOS DEL PROYECTO SON LOS RELACIONADOS CON LO REPORTADO EN EL ESTUDIO DE FLORA Y FAUNA PARA LA ZONA DEL PROYECTO ESPECIFICAMENTE EN LA AFECTACION DE LA FLORA QUE SERA REMOVIDA Y AFECTADA POR LAS ACTIVIDADES DE MINADO Y EXPLOTACION DE MINERAL. EN ESE MISMO ESTUDIO SE HACEN LAS PROPUESTAS PARA REDUCIR Y MITIGAR LOS IMPACTOS QUE SE TENDRAN SOBRE ESTE PARTICULAR.

Diagnóstico ambiental.
La presentación del diagnóstico se hará por escrito y en forma sintética, con apoyo gráfico específico de la problemática ambiental, tomando como punto de partida los procesos de aprovechamiento (explotación y/o transformación) y deterioro de los recursos naturales en detrimento de los ecosistemas y la calidad de vida de la población.

EL PUNTO CRITICO PARA LA REALIZACION DEL PROYECTO NO PRESENTA PROBLEMA, YA QUE SE APLICARAN MEDIDAS DE MITIGACION ADECUADAS A ESTA CLASE DE PROYECTOS, ADEMAS, NO EXISTEN INSTRUMENTOS DE PLANEACION Y NORMATIVIDAD QUE IMPIDAN LA ACTIVIDAD A REALIZAR, TODA VEZ QUE EL PROYECTO ESTA REGIDO POR LEYES AMBIENTALES Y NORMAS OFICIALES MEXICANAS QUE REGULARAN Y DARAN SEGUIMIENTO PARA UN DESARROLLO SUSTENTADO EN PROGRAMAS DE PRODUCCION Y DESARROLLO QUE REDUNDEN EN LA MENOR PERTURBACION AL MEDIO AMBIENTE Y LA ECOLOGIA.
EL PROCESO DE EXPLOTACION A DESARROLLARSE DETERIORARA CONSIDERABLEMENTE EL AREA DE LOS TAJOS, PERO ESTE PROYECTO SE DESARROLLARA POR ETAPAS, LO QUE PERMITIRA IR REMEDIANDO EN LO POSIBLE, PARCIALMENTE CADA UNA DE LAS AREAS QUE SEAN SUSCEPTIBLES DE SER REMEDIADAS.

EL DETERIORO NATURAL CAUSADO POR LAS ACTIVIDADES PROPIAS DE LA MINERIA SE CONTEMPLA NO AFECTEN LA CALIDAD DE VIDA HUMANA POR LA DISTANCIA TAN CONSIDERABLE AQUE SE ENCUENTRA DE LA ZONA URBANA Y ADICIONAL A ESTO, EN EL LUGAR NO SE REALIZAN ACTIVIDADES QUE TENGAN UNA INCIDENCIA DIRECTA EN LA CALIDAD DE VIDA DE LOS HABITANTES DE LA POBLACION DE URES, SONORA

V. IDENTIFICACIÓN, DESCRIPCIÓN Y EVALUACIÓN DE LOS IMPACTOS AMBIENTALES.

En esta sección se desarrollará la parte medular del estudio de impacto ambiental. Aquí se identificarán y evaluarán los impactos ambientales que serán generados en cada una de las etapas del proyecto.

V.1. Metodología para evaluar los impactos ambientales.

Describir los criterios que serán utilizados para clasificar los impactos ambientales, considerando las siguientes características como mínimo (el Promovente podrá incluir otras características en caso de que considere conveniente hacerlo).

SE IDENTIFICARAN LOS IMPACTOS AMBIENTALES Y SE LES CLASIFICARA POR ETAPA DEL PROYECTO, DE ACUERDO A LAS CATEGORIAS ENLISTADAS ABAJO. SE UTILIZARAN MATRICES SIMPLIFICADAS PARA SU MEJOR VISULAIZACION DE IMPACTOS Y SUS MEDIDAS CORRECTORAS.

Naturaleza del impacto.
BENEFICO (B).
ADVERSO (A).

Magnitud.
SE CARACTERIZARAN LOS IMPACTOS ADVERSOS CON UNA ESCALA ARBITRARIA DEL 1-5 COMO SIGUE:
1 = INAPRECIABLE.
2 = LEVE.
3 = SEVERO.
4 = MUY SEVERO.
5 = EXTREMADAMENTE SEVERO.
PARA EL CASO DE LOS IMPACTOS BENEFICOS, SE USARA LA ESCALA DEL 6-10, COMO SIGUE:
6.- LEVE.
7.- REGULAR.
8.- BUENO.
9.- MUY BUENO.
10.- EXCELENTE.
Duración.
TEMPORAL (T).
PERMANENTE (P).

Reversibilidad.
IMPACTO REVERSIBLE (R).
IRREVERSIBLE (I).

Necesidad de aplicación de medidas correctoras.
SI O NO.

Importancia.
NADA (N).
POCA (P).
MUCHA (M).

V.2. Impactos ambientales generados.

El responsable técnico del estudio de impacto ambiental desarrollará los procedimientos que propuso en el punto V.1 para evaluar los impactos ambientales que se derivarán de la ejecución del proyecto.

V.2.1. Construcción del escenario modificado por el proyecto.

Con apoyo en la información del diagnóstico ambiental, elaborar el escenario resultante al introducir el proyecto en la zona de estudio. Esto permitirá identificar las acciones que pudieran generar desequilibrios ecológicos que por su magnitud e importancia provocarían daños permanentes al ambiente o contribuirían en la consolidación de los procesos de cambio existentes.

CON RESPALDO EN EL ANEXO FOTOGRAFICO ANEXO EN EL APENDICE X Y DE LOS ESTUDIOS DE CAMPO Y BIBLIOGRAFICOS REALIZADOS Y QUE SE ENCUENTRAN DOCUMENTADOS EN ESTE MANIFIESTO DE IMPACTO AMBIENTAL PARTICULAR MINERO, EL AREA DONDE SE DESARROLLARA ESTE PROYECTO PRESENTA YA CIERTO GRADO DE ALTERACION DE ORIGEN ANTROPOGENICO. EXISTEN CAMINOS DE TERRACERIA, INCLUSO UNO QUE ESTA A CARGO DEL GOBIERNO DEL ESTADO DE SONORA PARA SU MANTENIMIENTO Y REHABILITACION.

EN PARTICULAR, EL SITIO DONDE SE DESARROLLARAN LOS TRABAJOS Y LAS INSTALACIONES PRESENTAN BAJA DENSIDAD VEGETACION NATIVA, CON UN GRADO IMPORTANTE DE ALTERACION, POR LO QUE SE ESPERA SE NO IMPACTARA SIGNIFICATIVAMENTE SOBRE LOS COMPONENTES DE FLORA Y FAUNA, A EXCEPCION DEL ÁREA DEL LOTE MINERO "OCHO HERMANOS", ESPECIFICAMENTE EN EL AREA DE TAJO (EXPLOTACION) Y EN EL AREA DE LA PLANTA DE BENEFICIO.

ESTE IMPACTO ES IRREVERSIBLE, AUNQUE PUEDE MITIGARSE AL FINAL CON LA REMEDIACION, Y ES EN UN AREA PUNTUAL Y RELATIVAMENTE REDUCIDA. SE HARA LA EXPLOTACION DE ACUERDO A LO ESTABLECIDO Y REPRESENTADO EN LOS PLANOS QUE ESTAN EN LOS APENDICES DE ESTE MANIFIESTO. SE REMOVERA Y RESCATARAN LAS ESPECIES NATIVAS Y LAS QUE SE ENCUENTRAN BAJO STATUS ESPECIAL DE PROTECCION.

EL IMPACTO SOBRE LA FAUNA SE VERA REFLEJADO EN LA MIGRACION DE ESPECIES, POR LAS ACTIVIDADES PROPIAS DE ESTE PROYECTO (RUIDO Y TRANSITO DE PERSONAS), AUNQUE SE CONTEMPLA DEJAR AREAS ESPECIALES SIN ACTIVIDADES PARA REFUGIO Y LUGARES DE APAREAMIENTO, POR LO QUE SE CONSIDERA QUE TALES ESPECIES NO MIGRARAN A LUGARES MUY LEJANOS.

EL RESULTADO DE LAS ACTIVIDADES DEL PROYECTO VERAN IMPACTADO EL PAISAJE ACTUAL DEL AREA, SOBRE TODO EN EL SITIO DEL TAJO, NO ASI EN EL RESTO DE LA SUPERFICIE, TODA VEZ QUE NO SE LLEVARAN A CABO ACTIVIDADES DE REMOCION DE VEGETACION NI DESMONTE.

LAS ACTIVIDADES EN EL PROYECTO RESULTARAN EN MAYOR PARTE SOBRE EL PAISAJE Y LOS COMPONENTES DEL MEDIO NATURAL, EL SITIO SELECCIONADO ES EL ADECUADO, POR LA COMPOSICION DE LA VEGETACION, YA QUE LA DENSIDAD DE VEGETACION ENLISTADA EN LA NOM-059-SEMARNAT-2001 ES DE MAGNITUD CERO Y AL MOMENTO DE REMEDIARSE EL AREA, SE HARA CON VEGETACION ADAPTATIVA. ADEMAS, EN EL PROYECTO SE CONTEMPLA LA ACTIVIDAD DE TRANSITO DE VEHICULOS DE DIFERENTES CAPACIDADES Y DE PERSONAS SOBRE AREAS

DELIMITADAS, EN LAS CUALES SE PREVEEN DISTURBIOS POCO SIGNIFICATIVOS SOBRE LA FAUNA DEL LUGAR, PRINCIPALMENTE LAS AVES Y MAMIFEROS PEQUEÑOS.

AUN CUANDO SE PRESENTAN LAS CONDICIONES ENLISTADAS ANTERIORMENTE, SE CONSIDERA QUE NO SE PONDRA EN PELIGRO LA INTEGRIDAD DE ESTE COMPONENTE DEL ECOSISTEMA.

AL FINALIZAR LAS ACTIVIDADES EN EL AREA DE TAJO EN LA MINA, SE PROCEDERA A REMEDIAR PLANTANDO VEGETACIÓN NATIVA, ASI SE MITIGARA LOS IMPACTOS SOBRE EL SUELO Y RELIEVE.

LAS EMISIONES A LA ATMOSFERA SE CONSIDERAN POCO SIGNIFICATIVAS, AUNADO A QUE LAS OPERACIONES SON A CIELO ABIERTO. REFERENTE AL RUIDO QUE SE PRODUCIRA EN EL TAJO Y PATIO DE ALMACENAMIENTO, PROVENDRA DEL AREA DE OPERACION.

LOS RESIDUOS ORGANICOS SANITARIOS QUE SE GENERARAN SE DEPOSITARAN EN LAS FOSAS SEPTICAS QUE SE CONSTRUIRAN O SANITARIOS PORTATILES   LA BASURA COMUN SE ENVIARA AL TIRADEROMUNICIPAL DE URES, SONORA. QUE NO SE VERA ALTERADO POR LO GENERADO EN EL PROYECTO.

V.2.2. Identificación de los efectos en el sistema ambiental.

Identificar y describir los efectos y los procesos de cambio (de manera cuantitativa o cualitativa) que ocurrirán en el sistema ambiental a causa de las acciones del proyecto. A partir de ello, en las siguientes secciones identificar, caracterizar y evaluar los impactos ambientales a fin de establecer su relevancia en los procesos de cambio del sistema.

EN PARTICULAR, EL SITIO DONDE SE DESARROLLARAN LAS INSTALACIONES DE LA PLANTA NO PRESENTAN VEGETACION ENLISTADA EN LA NOM-059-SEMARNAT-2001, AUNQUE LA EXISTENTE Y QU ENO ESTA BAJO STATUS DE PROTECCION, PRESENTA UN GRADO ALTO DE ALTERACION, POR LO QUE SE ESPERA NO SE IMPACTARA SOBRE LOS COMPONENTES DE FLORA Y FAUNA.

ESTE IMPACTO ES IRREVERSIBLE, AUNQUE PUEDE MITIGARSE AL FINAL CON LA REMEDIACION, ES EN UN AREA PUNTUAL Y RELATIVAMENTE REDUCIDA. SE REMOVERA Y RESCATARAN LAS ESPECIES NATIVAS Y LAS QUE SE ENCUENTRAN BAJO STATUS ESPECIAL DE PROTECCION.

EL IMPACTO SOBRE LA FAUNA SE VERA REFLEJADO EN LA MIGRACION DE ESPECIES, POR LAS ACTIVIDADES PROPIAS DE ESTE PROYECTO (RUIDO Y TRANSITO DE PERSONAS), AUNQUE SE CONTEMPLA DEJAR AREAS ESPECIALES SIN ACTIVIDADES PARA REFUGIO Y LUGARES DE APAREAMIENTO, POR LO QUE SE CONSIDERA QUE TALES ESPECIES NO MIGRARAN A LUGARES MUY LEJANOS.

EL RESULTADO DE LAS ACTIVIDADES DEL PROYECTO VERAN IMPACTADO EL PAISAJE ACTUAL DEL AREA, SOBRE TODO EN EL SITIO DEL TAJO, NO ASI EN EL RESTO DE LA SUPERFICIE, TODA VEZ QUE NO SE LLEVARAN A CABO ACTIVIDADES DE REMOCION DE VEGETACION NI DESMONTE.

LAS ACTIVIDADES EN EL PROYECTO RESULTARAN EN MAYOR PARTE SOBRE EL PAISAJE Y LOS COMPONENTES DEL MEDIO NATURAL, EL SITIO SELECCIONADO ES EL ADECUADO, POR LA COMPOSICION DE LA VEGETACION, YA QUE LA DENSIDAD DE VEGETACION ENLISTADA EN LA NOM-059-SEMARNAT-2001 ES DE MAGNITUD CERO Y AL MOMENTO DE REMEDIARSE EL AREA, SE HARA CON VEGETACION ADAPTATIVA. ADEMAS,

EN EL PROYECTO SE CONTEMPLA LA ACTIVIDAD DE TRANSITO DE VEHICULOS DE DIFERENTES CAPACIDADES Y DE PERSONAS SOBRE AREAS DELIMITADAS, EN LAS CUALES SE PREVEEN DISTURBIOS POCO SIGNIFICATIVOS SOBRE LA FAUNA DEL LUGAR, PRINCIPALMENTE LAS AVES Y MAMIFEROS PEQUEÑOS.

AUN CUANDO SE PRESENTAN LAS CONDICIONES ENLISTADAS ANTERIORMENTE, SE CONSIDERA QUE NO SE PONDRA EN PELIGRO LA INTEGRIDAD DE ESTE COMPONENTE DEL ECOSISTEMA.

AL FINALIZAR LAS ACTIVIDADES EN EL AREA DE MINA, SE PROCEDERA A REMEDIAR PLANTANDO VEGETACIÓN NATIVA, ASI SE MITIGARA LOS IMPACTOS SOBRE EL SUELO Y RELIEVE.

LAS EMISIONES A LA ATMOSFERA SE CONSIDERAN POCO SIGNIFICATIVAS, AUNADO A QUE LAS OPERACIONES SON A CIELO ABIERTO. REFERENTE AL RUIDO QUE SE PRODUCIRA EN LA MINA Y PATIO DE ALMACENAMIENTO, PROVENDRA DEL AREA DE OPERACION.

LOS RESIDUOS ORGANICOS SANITARIOS QUE SE GENERARAN SE DEPOSITARAN EN LAS FOSAS SEPTICAS QUE SE CONSTRUIRAN O SANITARIOS PORTATILES LA BASURA COMUN SE ENVIARA AL TIRADERO MUNICIPAL DE URES, SONORA. QUE NO SE VERA ALTERADO POR LO GENERADO EN EL PROYECTO.

V.2.3. Identificación y caracterización de los impactos.

Una vez identificados los efectos en el sistema ambiental, proceder a identificar y caracterizar los impactos. Para ello, considerar, entre otros elementos, las estimaciones cualitativas o cuantitativas que hayan realizado con anterioridad.

TABLA DE IDENTIFICACION Y CARACTERIZACION DE IMPACTOS AMBIENTALES
PROYECTO "URES"
URES, SONORA

ACTIVIDADES DEL PROYECTO	NATURALEZA DEL IMPACTO	MAGNITUD	DURACION	REVERSI-BILIDAD	MEDIDAS CORREC-TORAS	IMPOR-TANCIA
PREPARACION DEL SITIO AREA DEL TAJO **(LOTE MINERO)**						
1.- REMOCION DE ESPECIES DE FLORA.	A	5	P	R	SI	M
2.- MIGRACION DE FAUNA.	A	5	P	I	SI	M
3.- GENERACION DE RUIDO.	A	2	T	R	SI	P
4.- GENERACION DE POLVO Y GASES DE COMBUSTION.	A	2	T	R	SI	P
5.- MODIFICACION DEL PAISAJE.	A	5	P	I	SI	M
6.-MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y EQUIPO.	B	10	T	R	SI	M
7.-GENERACION DE EMPLEO	B	7	T	R	SI	M
8.- ADQUISICION DE INSUMOS	B	10	T	R	SI	M
TRANSPORTE DE EQUIPO AREA DE TAJO Y PATIO ALAMCENAMIENTO TEMPORAL						
1.- MIGRACION DE FAUNA.	A	5	P	R	SI	M
2.- GENERACION DE RUIDO.	A	1	T	R	SI	P
3.- GENERACION POLVO Y GASES DE COMBUSTION.	A	1	T	R	SI	P
4.-MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y EQUIPO.	B	10	T	R	SI	M
5.-GENERACION DE EMPLEO	B	7	T	R	SI	M
6.- ADQUISICION DE INSUMOS	B	10	T	R	SI	M

NOTA: NO SE CONSIDERA EL IMPACTO POR DEMANDA DE VIVIENDA PARA TRABAJADORES POR CONSIDERARLO INSIGNIFICANTE.

RESUMEN DE IMPACTOS AMBIENTALES

ADVERSOS = 8, MAGNITUD PROMEDIO = 3.25 (SE CONSIDERA SEVERO)
BENEFICOS = 6 , MAGNITUD PROMEDIO = 9.000 (SE CONSIDERA MUY BUENO)
PERMANENTES = 4 , TEMPORALES = 10
REVERSIBLES = 12 , IRREVERSIBLES = 2

TABLA DE IDENTIFICACION Y CARACTERIZACION DE IMPACTOS AMBIENTALES
PROYECTO "URES"
URES, SONORA

ACTIVIDADES DEL PROYECTO	NATURALEZA DEL IMPACTO	MAGNITUD	DURACION	REVERSI-BILIDAD	MEDIDAS CORREC-TORAS	IMPOR-TANCIA
INSTALACION DEL EQUIPO EN MINA						
1.- GENERACION DE RUIDO.	A	2	T	R	SI	P
2.- GENERACION DE POLVO Y GASES DE COMBUSTION.	A	1	T	R	SI	P
3.- MODIFICACION DEL PAISAJE.	A	3	T	R	SI	P
4.- APROVECHAMIEN-TO DE RECURSOS NATURALES.	A	1	T	R	SI	N
5.- UTILIZACION DE AGUA (DOMESTICO Y SANITARIO).	A	1	T	R	SI	P
6.- GENERACION DE EMPLEO.	B	7	T	R	SI	P
7.- GENERACION DE RESIDUOS DOMESTI-COS Y DE CONS-TRUCCION.	A	1	T	R	SI	P
8.- COMPRA DE COMBUSTIBLES Y ACEITES LUBRICAN-TES.	B	8	T	R	SI	P
9.- GENERACION DE RESIDUOS DE ACEI-TES Y LUBRICANTES COS Y DE CONS-TRUCCION.	A	2	T	R	SI	M
10.-MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y EQUIPO.	B	10	T	R	SI	M

NOTA: NO SE CONSIDERA EL IMPACTO POR DEMANDA DE VIVIENDA PARA TRABAJADORES POR CONSIDERARLO INSIGNIFICANTE.

RESUMEN DE IMPACTOS AMBIENTALES

ADVERSOS = 7, MAGNITUD PROMEDIO = 1.57 (SE CONSIDERA ENTRE LEVE Y SEVERO)
BENEFICOS = 3 , MAGNITUD PROMEDIO = 8.33(SE CONSIDERA ENTRE BUENO Y MUY BUENO)
PERMANENTES = 0 , TEMPORALES = 10
REVERSIBLES = 10 , IRREVERSIBLES = 0

TABLA DE IDENTIFICACION Y CARACTERIZACION DE IMPACTOS AMBIENTALES
PROYECTO "URES"
URES, SONORA

ACTIVIDADES DEL PROYECTO	NATURALEZA DEL IMPACTO	MAGNITUD	DURACION	REVERSI-BILIDAD	MEDIDAS CORREC-TORAS	IMPOR-TANCIA
OPERACIÓN EN MINA						
1.- MIGRACION DE FAUNA.	A	3	P	R	SI	M
2.- GENERACION DE RUIDO.	A	2	T	R	SI	P
3.- GENERACION DE POLVO Y GASES DE COMBUSTION.	A	2	T	R	SI	P
4.- EROSION DEL SUELO.	A	3	P	I	SI	M
5.- MODIFICACION DEL PAISAJE.	A	4	T	R	SI	M
6.- APROVECHAMIEN-TO DE RECURSOS NATURALES.	A	5	T	I	SI	M
7.- UTILIZACION DE AGUA (DOMESTICO Y SANITARIO).	A	1	T	R	SI	P
8.- GENERACION DE EMPLEO.	B	7	P	R	NO	P
9.- COMPRA DE INSU-MOS REQUERIDOS EN OPERACIÓN.	B	9	P	R	NO	M
10.- GENERACION DE RESIDUOS DOMESTI-COS.	A	1	P	R	SI	P
11.- COMPRA DE COMBUSTIBLES Y ACEITES LUBRICAN-TES.	B	9	P	R	SI	M
12.- GENERACION DE RESIDUOS DE ACEI-TES Y LUBRICANTES.	A	1	P	R	SI	M
13.- EFECTO SOBRE ECONOMIA LOCAL Y REGIONAL.	B	9	P	I	SI	M
14.-MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y EQUIPO.	B	10	T	R	SI	M

NOTA: NO SE CONSIDERA EL IMPACTO POR DEMANDA DE VIVIENDA PARA TRABAJADORES POR CONSIDERARLO INSIGNIFICANTE.

RESUMEN DE IMPACTOS AMBIENTALES

ADVERSOS = 9, MAGNITUD PROMEDIO = 2.440 (SE CONSIDERA ENTRE LEVE Y SEVERO)
BENEFICOS = 5 , MAGNITUD PROMEDIO = 8.800 (SE CONSIDERA ENTRE BUENO Y MUY BUENO)
PERMANENTES = 8 , TEMPORALES = 6
REVERSIBLES = 11 , IRREVERSIBLES = 3

TABLA DE IDENTIFICACION Y CARACTERIZACION DE IMPACTOS AMBIENTALES
PROYECTO "URES"
URES, SONORA

ACTIVIDADES DEL PROYECTO	NATURALEZA DEL IMPACTO	MAGNITUD	DURACION	REVERSI-BILIDAD	MEDIDAS CORREC-TORAS	IMPOR-TANCIA
PREPARACION DEL SITIO PLANTA DE BENEFICIO (LOTE MINERO)						
1.- REMOCION DE ESPECIES DE FLORA.	A	5	P	R	SI	M
2.- MIGRACION DE FAUNA.	A	5	P	I	SI	M
3.- GENERACION DE RUIDO.	A	3	T	R	SI	P
4.- GENERACION DE POLVO Y GASES DE COMBUSTION.	A	2	T	R	SI	P
5.- MODIFICACION DEL PAISAJE.	A	4	P	I	SI	M
6.-MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y EQUIPO.	B	10	T	R	SI	M
TRANSPORTE DE EQUIPO PLANTA DE BENEFICIO						
1.- MIGRACION DE FAUNA.	A	3	P	R	SI	M
2.- GENERACION DE RUIDO.	A	1	T	R	SI	P
3.- GENERACION POLVO Y GASES DE COMBUSTION.	A	1	T	R	SI	P
4.-MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y EQUIPO.	B	10	T	R	SI	M

NOTA: NO SE CONSIDERA EL IMPACTO POR DEMANDA DE VIVIENDA PARA TRABAJADORES POR CONSIDERARLO INSIGNIFICANTE.

RESUMEN DE IMPACTOS AMBIENTALES

ADVERSOS = 6, MAGNITUD PROMEDIO = 2.000 (SE CONSIDERA LEVE)
BENEFICOS = 9 , MAGNITUD PROMEDIO = 9.11 (SE CONSIDERA ENTRE MUY BUENO Y EXCELENTE)
PERMANENTES = 5 , TEMPORALES = 10
REVERSIBLES = 9 , IRREVERSIBLES = 6

TABLA DE IDENTIFICACION Y CARACTERIZACION DE IMPACTOS AMBIENTALES
PROYECTO "URES"
URES, SONORA

ACTIVIDADES DEL PROYECTO INSTALACION DEL EQUIPO EN PLANTA DE BENEFICIO	NATURALEZA DEL IMPACTO	MAGNITUD	DURACION	REVERSI-BILIDAD	MEDIDAS CORREC-TORAS	IMPOR-TANCIA
1.- GENERACION DE RUIDO.	A	2	T	R	SI	P
2.- GENERACION DE POLVO Y GASES DE COMBUSTION.	A	1	T	R	SI	P
3.- MODIFICACION DEL PAISAJE.	A	4	T	R	SI	P
4.- APROVECHAMIEN-TO DE RECURSOS NATURALES.	A	1	T	R	SI	N
5.- UTILIZACION DE AGUA (DOMESTICO Y SANITARIO).	A	1	T	R	SI	P
6.- GENERACION DE EMPLEO.	B	7	T	R	NO	P
7.- GENERACION DE RESIDUOS DOMESTI-COS Y DE CONS-TRUCCION.	A	1	T	R	SI	P
8.- COMPRA DE COMBUSTIBLES Y ACEITES LUBRICAN-TES.	B	8	T	R	SI	P
9.- GENERACION DE RESIDUOS DE ACEI-TES Y LUBRICANTES COS Y DE CONS-TRUCCION.	A	2	T	R	SI	M
10.-MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y EQUIPO.	B	10	T	R	SI	M

NOTA: NO SE CONSIDERA EL IMPACTO POR DEMANDA DE VIVIENDA PARA TRABAJADORES POR CONSIDERARLO INSIGNIFICANTE.

RESUMEN DE IMPACTOS AMBIENTALES

ADVERSOS = 7, MAGNITUD PROMEDIO = 1.714 (SE CONSIDERA ENTRE LEVE Y SEVERO)
BENEFICOS = 3 , MAGNITUD PROMEDIO = 8.333 (SE CONSIERA ENTRE BUENO Y MUY BUENO)
PERMANENTES = 0 , TEMPORALES = 10
REVERSIBLES = 10 , IRREVERSIBLES = 0

TABLA DE IDENTIFICACION Y CARACTERIZACION DE IMPACTOS AMBIENTALES
PROYECTO "URES"
URES, SONORA

ACTIVIDADES DEL PROYECTO	NATURALEZA DEL IMPACTO	MAGNITUD	DURACION	REVERSI-BILIDAD	MEDIDAS CORREC-TORAS	IMPOR-TANCIA
OPERACIÓN EN PLANTA PLANTA DE BENEFICIO						
1.- MIGRACION DE FAUNA.	A	1	P	R	SI	M
2.- GENERACION DE RUIDO.	A	2	T	R	SI	P
3.- GENERACION DE POLVO Y GASES DE COMBUSTION.	A	2	T	R	SI	P
4.- EROSION DEL SUELO.	A	1	P	I	SI	M
5.- MODIFICACION DEL PAISAJE.	A	3	T	R	SI	M
6.- APROVECHAMIEN-TO DE RECURSOS NATURALES.	A	3	T	I	SI	M
7.- UTILIZACION DE AGUA (DOMESTICO Y SANITARIO).	A	1	T	R	SI	P
8.- GENERACION DE EMPLEO.	B	7	P	R	NO	P
9.- COMPRA DE INSU-MOS REQUERIDOS EN OPERACIÓN.	B	9	P	R	NO	M
10.- GENERACION DE RESIDUOS DOMESTI-COS.	A	1	P	R	SI	P
11.- COMPRA DE COMBUSTIBLES Y ACEITES LUBRICAN-TES.	B	9	P	R	SI	M
12.- GENERACION DE RESIDUOS DE ACEI-TES Y LUBRICANTES.	A	1	P	R	SI	M
13.- EFECTO SOBRE ECONOMIA LOCAL Y REGIONAL.	B	9	P	I	SI	M
14.-MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y EQUIPO.	B	10	T	R	SI	M

NOTA: NO SE CONSIDERA EL IMPACTO POR DEMANDA DE VIVIENDA PARA TRABAJADORES POR CONSIDERARLO INSIGNIFICANTE.

RESUMEN DE IMPACTOS AMBIENTALES

ADVERSOS = 8, MAGNITUD PROMEDIO = 1.875 (SE CONSIDERA ENTRE INAPRECIABLE Y LEVE)
BENEFICOS = 2 , MAGNITUD PROMEDIO = 10.000 (SE CONSIDERA EXCELENTE)
PERMANENTES = 4 , TEMPORALES = 6
REVERSIBLES = 8 , IRREVERSIBLES = 2

TABLA DE IDENTIFICACION Y CARACTERIZACION DE IMPACTOS AMBIENTALES
PROYECTO "URES"
URES, SONORA

ACTIVIDADES DEL PROYECTO	NATURALEZA DEL IMPACTO	MAGNITUD	DURACION	REVERSI-BILIDAD	MEDIDAS CORREC-TORAS	IMPOR-TANCIA
ETAPA DE ABANDONO MINA Y PLANTA DE BENEFICIO						
1.- MIGRACION DE FAUNA.	B	10	P	I	SI	M
2.- GENERACION DE RUIDO.	A	3	T	R	SI	P
3.- GENERACION DE POLVO Y GASES DE COMBUSTION.	A	2	T	R	SI	P
4.- EROSION DEL SUELO.	A	3	P	I	SI	M
5.- MODIFICACION DEL PAISAJE.	B	10	P	I	SI	M
6.- APROVECHAMIEN-TO DE RECURSOS NATURALES.	B	9	T	I	SI	M
7.- UTILIZACION DE AGUA (DOMESTICO Y SANITARIO).	A	1	T	R	SI	P
8.- GENERACION DE EMPLEO.	B	7	T	R	NO	P
9.- COMPRA DE INSU-MOS REQUERIDOS EN ABANDONO.	B	8	T	R	NO	P
10.- GENERACION DE RESIDUOS DOMESTI-COS.	A	1	T	R	SI	P
11.- COMPRA DE COMBUSTIBLES Y ACEITES LUBRICAN-TES.	B	8	T	R	SI	P
12.- GENERACION DE RESIDUOS DE ACEI-TES Y LUBRICANTES.	A	2	T	R	SI	M
13.-REPLANTACION DE ESPECIES DE FLORA REGIONAL.	B	10	P	I	SI	M
14.- RETIRO DE MAQUINARIA Y EQUIPO.	B	10	P	I	SI	M
15.-MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y EQUIPO.	B	10	T	R	SI	M

NOTA: NO SE CONSIDERA EL IMPACTO POR DEMANDA DE VIVIENDA PARA TRABAJADORES POR CONSIDERARLO INSIGNIFICANTE.

RESUMEN DE IMPACTOS AMBIENTALES .

ADVERSOS = 9, MAGNITUD PROMEDIO = 2.667 (SE CONSIDERA ENTRE LEVE Y SEVERO)
BENEFICOS = 5 , MAGNITUD PROMEDIO = 8.000 (SE CONSIEDERA BUENO)
PERMANENTES = 8 , TEMPORALES = 6
REVERSIBLES = 11 , IRREVERSIBLES = 3

PREPARACION DEL SITO:

ETAPA DE PREPARACION DEL SITIO (MINA Y PLANTA DE BENEFICIO)

ACTIVIDAD	IMPACTO	MEDIDA DE MITIGACIÓN	OBSERVACIONES
REMOCION DE ESPECIES DE FLORA	ADVERSO	SE REALIZARA EL TRASPLANTE DE LA FLORA QUE TIENE UN STATUS ESPECIAL DE PROTECCION DE ACUERDO A LA NOM-059-SEMARNAT-2001. SE TIENE PROGRAMADA LA CREACION DE UN ÁREA PARA EL RESCATE DE ESPECIES EN UNA SUPERFICIE DE 0.2 HECTAREAS EN CADA SITIO A DESMONTAR Y NIVELAR, DONDE SE LES BRINDARA ATENCIONES TALES COMO RIEGO Y FERTILIZACION CON EL FIN DE PRESERVAR LAS DIVERSAS ESPECIES DE FLORA REGIONALES, OBESERVANDO LA ADAPTABILIDAD DE OTRAS ESPECIES, ASÍ COMO LA VELOCIDAD DE CRECIMIENTO ANTE LAS NUEVAS CONDICIONES DE TIPO DE SUELO DE LAS ÁREAS A RESTITUIR. TODO SE HARA EN LOS TIEMPOS MAS ADECUADOS PARA EL TRASPLANTE DE FLORA.	AL FINALIZAR EL PROYECTO, EL AREA SE VERA FAVORECIDA CON ESTAS ACCIONES.
MIGRACION DE FAUNA	ADVERSO	SE DEJARAN ZONAS SIN AFECTAR PARA QUE SE RESGUARDEN Y PUEDAN CONVERTIRSE EN REFUGIO Y SITIOS DE APAREAMIENTO. PARA EVITAR QUE ALGUNAS ESPECIES DE FAUNA SE INTRODUZCAN AL SITIO DEL PROYECTO, SE CONTEMPLA LA INSTALACION DE UNA CERCA DE PROTECCION.	AL FINALIZAR EL PROYECTO, LA FAUNA VOLVERA A SU AMBIENTE ORIGINAL
GENERACION DE RUIDO	ADVERSO	A EFECTOS DE MINIMIZAR LOS RUIDOS PRODUCIDOS POR EL EQUIPO DE OPERACION, SE EJERCERA UN ESTRICTO PROGRAMA DE MANTENIMIENTO PREVENTIVO Y CORRECTIVO.	ESTE IMPACTO ES TEMPORAL Y COMPLETAMENTE CONTROLABLE
GENERACION DE POLVO Y GASES DE COMBUSTION	ADVERSO	PARA REDUCIR LOS EFECTOS DEL POLVO EN LOS CAMINOS DE ACCESO AL AREA DEL PROYECTO, SE LES DARA CONSTANTE MANTENIMIENTO. EN RELACION A LAS EMISIONES DE GASES DE COMBUSTION DE MAQUINARIA Y EQUIPO, SE REALIZARA UN MANTENIMIENTO PREVENTIVO Y CORRECTIVO ANTES DE INGRESAR A LA ZONA DEL PROYECTO, ASI COMO DURANTE LA OPERACIÓN DEL MISMO. SE MONITOREARA REGULARMENTE SU CONCORDANCIA CON LAS NORMAS OFICIALES MEXICANAS QUE LAS REGULAN.	SE APLICARAN LAS MEDIDAS CORRECTIVAS Y PREVENTIVAS NECESARIAS DE ACUERDO A LO ESTABLECIDO EN LAS NOM VIGENTES
MODIFICACION DEL PAISAJE	ADVERSO	SE DEBERAN EN MANTENER EN CONDICIONES ORIGINALES LAS AREAS O SUPERFICIES DE TERRENO EN LAS QUE NO SE LLEVE A CABO ACTIVIDADES DE EXPLOTACION, INCLUSO ESTAS AREAS SEGREGADAS DEBERAN INICIAR UN PROGRAMA DE REFORESTACION. RESPECTO A LA MIGRACION DE ESPECIES DE FAUNA, SE DEJARAN ZONAS SIN AFECTAR PARA QUE SE RESGUARDEN Y PUEDAN CONVERTIRSE EN REFUGIO Y SITIOS DE APAREAMIENTO. NO SE PERMITIRA EL USO DE HERBICIDAS PARA EL CONTROL DE ESPECIES VEGETALES, NI LA QUEMA. CONCIENTIZAR A SUS TRABAJADORES SOBRE LA	AL FINALIZAR EL PROYECTO, EL AREA SE VERA FAVORECIDA CON ESTAS ACCIONES. ESTE IMPACTO ES COMPLETAMENTE REVERSIBLE.

		PROHIBICION DE REALIZAR ACTIVIDADES DE CAZA Y TRAFICO DE ESPECIES DE FLORA, ASI COMO LAS SANCIONES A LAS QUE SE HARIAN ACREEDORES.	
MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y EQUIPO	BENEFICO	SE REALIZARA UN MANTENIMIENTO PREVENTIVO Y CORRECTIVO ANTES DE INGRESAR A LA ZONA DEL PROYECTO, ASI COMO DURANTE LA OPERACIÓN DEL MISMO. SE MONITOREARA REGULARMENTE SU CONCORDANCIA CON LAS NORMAS OFICIALES MEXICANAS QUE LAS REGULAN.	ESTO REDUNDARA EN LA MITIGACION DE EMISIONES DE POLVO, RUIDO Y CONTAMINANTES

ETAPA DE TRANSPORTE DE EQUIPO (AREA DE EXTRACCION Y ALMACENAMIENTO TEMPORAL)

ACTIVIDAD	IMPACTO	MEDIDA DE MITIGACIÓN	OBSERVACIONES
MIGRACION DE FAUNA	ADVERSO	PARA EVITAR QUE ALGUNAS ESPECIES DE FAUNA SE INTRODUZCAN AL SITIO DEL PROYECTO, SE CONTEMPLA LA INSTALACION DE UNA CERCA DE PROTECCION. SE DEJARAN ZONAS SIN AFECTAR PARA QUE SE RESGUARDEN Y PUEDAN CONVERTIRSE EN REFUGIO Y SITIOS DE APAREAMIENTO.	AL FINALIZAR EL PROYECTO, LA FAUNA VOLVERA A SU AMBIENTE ORIGINAL
GENERACION DE RUIDO	ADVERSO	LA OPERACIÓN DE EXPLOTACION DE MATERIAL EN LAS MINAS SERA A INTERVALOS DE TIEMPO ESPACIADOS LO SUFICIENTEMENTE PARA EVITAR LA EXPOSICION EXCESIVA Y CONTINUA DEL RUIDO. A EFECTOS DE MINIMIZAR LOS RUIDOS PRODUCIDOS POR EL EQUIPO DE OPERACION, SE EJERCERA UN ESTRICTO PROGRAMA DE MANTENIMIENTO PREVENTIVO Y CORRECTIVO.	ESTE IMPACTO ES TEMPORAL Y COMPLETAMENTE CONTROLABLE
GENERACION DE POLVO Y GASES DE COMBUSTION	ADVERSO	EN EL AREA DE BENEFICIO, SE EVITARAN LA EMISION DE PARTICULAS QUE QUEDEN SUSPENDIDAS EN EL AIRE. EL ACARREO DE MATERIAL ENTRE EL LOTE MINERO A LA PLANTA DE BENEFICIO, SERAN MONITOREADAS PARA EVITAR DERRAMES EN SU TRAYECTO, AUN CUANDO LA DISTANCIA ES MUY REDUCIDA.	SE APLICARAN LAS MEDIDAS CORRECTIVAS Y PREVENTIVAS NECESARIAS DE ACUERDO A LO ESTABLECIDO EN LAS NOM VIGENTES
MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y EQUIPO	BENEFICO	SE REALIZARA UN MANTENIMIENTO PREVENTIVO Y CORRECTIVO ANTES DE INGRESAR A LA ZONA DEL PROYECTO, ASI COMO DURANTE LA OPERACIÓN DEL MISMO. SE MONITOREARA REGULARMENTE SU CONCORDANCIA CON LAS NORMAS OFICIALES MEXICANAS QUE LAS REGULAN. LOS TRABAJADORES CONTARAN CON EL EQUIPO DE SEGURIDAD ADECUADO EN EL AREA DE TRABAJO.	ESTO REDUNDARA EN LA MITIGACION DE EMISIONES DE POLVO, RUIDO Y CONTAMINANTES

ETAPA INSTALACION DE EQUIPO EN AREA DE EXPLOTACION Y BENEFICIO

ACTIVIDAD	IMPACTO	MEDIDA DE MITIGACIÓN	OBSERVACIONES
GENERACION DE RUIDO Y USO DE EXPLOSIVOS	ADVERSO	A EFECTOS DE MINIMIZAR LOS RUIDOS PRODUCIDOS POR EL EQUIPO DE OPERACION, SE EJERCERA UN ESTRICTO PROGRAMA DE MANTENIMIENTO PREVENTIVO Y CORRECTIVO. LAS DETONACIONES POR EXPLOSIVOS SE HARAN DOS VECES POR MES, Y SERAN SUPERVISADAS POR PERSONAS PROFESIONALES EN EL RAMO.	ESTE IMPACTO ES TEMPORAL Y COMPLETAMENTE CONTROLABLE
GENERACION DE POLVO Y GASES DE COMBUSTION	ADVERSO	EN EL AREA DE BENEFICIO, SE EVITARAN LA EMISION DE PARTICULAS QUE QUEDEN SUSPENDIDAS EN EL AIRE. EL ACARREO DE MATERIAL ENTRE EL LOTE MINERO A LA PLANTA DE BENEFICIO, SERAN MONITOREADAS PARA EVITAR DERRAMES EN SU TRAYECTO, AUN CUANDO LA DISTANCIA ES MUY REDUCIDA.	SE APLICARAN LAS MEDIDAS CORRECTIVAS Y PREVENTIVAS NECESARIAS DE ACUERDO A LO ESTABLECIDO EN LAS NOM VIGENTES
MODIFICACION DEL PAISAJE	ADVERSO	DURANTE LAS ETAPAS ANTERIORES EL PAISAJE YA SE HABRA TRANSFORMADO. LA MODIFICACION AL FINAL DEL PROYECTO SE VERA BENEFICIADA POR EL PROGRAMA DE REFORESTACION QUE SE IMPLEMENTARA CON LAS ESPECIES DE FLORA NATIVAS RESCATADAS Y/O ESPECIES ADAPTATIVAS.	AL FINALIZAR EL PROYECTO, EL AREA SE VERA FAVORECIDA CON ESTAS ACCIONES. ESTE IMPACTO ES COMPLETAMENTE REVERSIBLE
APROVECHAMIENTO DE RECURSOS NATURALES	ADVERSO	SE IMPLEMENTARAN LAS MEDIDAS DE MITIGACION QUE SE DETALLAN EN CADA UNO DE LOS CASOS PARTICULARES COMO LO SON EL AGUA Y LOS MINERALES.	YA ESTAN CONTEMPLADAS LAS ACCIONES EN LO PARTICULAR.
UTILIZACION DE AGUA (DOMESTICO Y SANITARIOS)	ADVERSO	SE CONSIDERA UN CONSUMO MUY BAJO PARA ESTE RUBRO, POR LO QUE NO SE CONSIDERA CAUSARA PROBLEMAS DE DESABASTO EN LOS LUGARES DE TOMA DE AGUA.	ESTE IMPACTO ES CASI NULO POR EL BAJO CONSUMO QUE SE TENDRA, EL AGUA
GENERACION DE EMPLEO	BENEFICO	EVENTUALMENTE PARTICIPARA PERSONAL QUE LABORARA EN LAS DISTINTAS ETAPAS, SIN CUANTIFICAR EL NUMERO DE PERSONAL CALIFICADO Y NO CALIFICADO COMO APOYO EN LAS ACTIVIDADES.	ESTE IMPACTO ES BENEFICO PARA LOS HABITANTES DEL LUGAR, YA QUE NO EXISTEN FUENTES DE EMPLEO CONSIDERANDO ANTE TODO CONSERVAR EL ARRAIGO DE SUS HABITANTES.
GENERACION DE RESIDUOS DOMESTICOS Y DE CONSTRUCCION	ADVERSO	DURANTE LA OPERACIÓN DEL PROYECTO SE DEPOSITARA LOS RESIDUOS SÓLIDOS DOMESTICOS (NO PELIGROSOS) EN RECIPIENTES ADECUADOS EN LUGARES ESTRATEGICOS, PARA DISPONERLOS EN EL TIRADERO MUNICIPAL DEL MUNICIPIO DE URES.	POR LA NATURALEZA DEL PROYECTO NO SE CONSIDERA UN IMPACTO RESIDUAL A CONSIDERAR.
COMPRA DE COMBUSTIBLES Y ACEITES LUBRICANTES	BENEFICO	EL COMBUSTIBLE A UTILIZAR ES DIESEL, EL CUAL SE ALMACENARA EN UN RECIPIENTE ADECUADO. SE TRANSPORTARA EN CARROS TANQUE ESPECIALIZADOS EN EL ACARREO DE ESTE COMBUSTIBLE, MISMOS QUE DESCARGARAN EN LA MAQUINARIA Y LOS EQUIPOS DIRECTAMENTE. SE ESTIMA UTILIZAR 300 LITROS DIARIOS.	DADO EL CONSUMO ESTIMADO EN ELPROYECTO NO SE CAUSARA DESABASTO EN LA CIUDAD DE URES Y GENERARA DERRAMA ECONOMICA EN LA

			ZONA DEL PROYECTO
GENERACION DE RESIDUOS DE ACEITES Y LUBRICANTES Y DE CONTRUCCIO N	ADVERSO	EL MANTENIMIENTO Y/O REPARACION DE LA MAQUINARIA Y EQUIPO SE HARA EXCLUSIVAMENTE EN UN SOLO LUGAR, EXPRESAMENTE SELECCIONADO, MISMO QUE CONTARA CON UN AREA DEBIDAMENTE IMPERMEABILIZADA Y EQUIPADA PARA LA RECOLECCION DE GRASAS Y LUBRICANTES DE DESECHO. ESTOS SE ALMACENARAN EN RECIPIENTES CON TAPA Y ETIQUETADOS, MISMOS QUE SE ENVIARAN A SU DISPOSICION FINAL POR PARTE DE UNA EMPRESA ESPECIALIZADA.	LA EMPRESA SURTIDORA DE ACEITE NUEVO SE ENCARGARA DE LA DISPOSICION DE LOS ACEITES Y GRASAS LUBRICANTES EN LOS CENTRO DE CONFINAMIENTO AUTORIZADOS
MANTENIMIE NTO PREVENTIVO DE MAQUINARIA Y EQUIPO	BENEFICO	SE REALIZARA UN MANTENIMIENTO PREVENTIVO Y CORRECTIVO ANTES DE INGRESAR A LA ZONA DEL PROYECTO, ASI COMO DURANTE LA OPERACIÓN DEL MISMO. SE MONITOREARA REGULARMENTE SU CONCORDANCIA CON LAS NORMAS OFICIALES MEXICANAS QUE LAS REGULAN.	ESTAS ACCIONES REDUNDARAN EN EL DESARROLLO DE UN ENTORNO MAS LIMPIO Y OREDENADO Y ESTARA VAJO EL PROGRAMA DE VIGILANCIA AMBIENTAL Y SU CABAL CUMPLIMIENTO.

ETAPA DE OPERACIÓN EN MINA Y PLANTA DE BENEFICIO

ACTIVIDAD	IMPACTO	MEDIDA DE MITIGACIÓN	OBSERVACIONES
MIGRACION DE FAUNA	ADVERSO	RESPECTO A LA MIGRACION DE ESPECIES DE FAUNA, SE DEJARAN ZONAS SIN AFECTAR PARA QUE SE RESGUARDEN Y PUEDAN CONVERTIRSE EN REFUGIO Y SITIOS DE APAREAMIENTO.	AL FINALIZAR EL PROYECTO, LA FAUNA VOLVERA A SU AMBIENTE ORIGINAL
GENERACION DE RUIDO Y USO DE EXPLOSIVOS	ADVERSO	A EFECTOS DE MINIMIZAR LOS RUIDOS PRODUCIDOS POR EL EQUIPO DE OPERACION, SE EJERCERA UN ESTRICTO PROGRAMA DE MANTENIMIENTO PREVENTIVO Y CORRECTIVO. SE EQUIPARAN CON DISPOSITIVOS DE AMORTIGUAMIENTO DE RUIDO LA MAQUINARIA A UTLIZAR, ADEMAS, SE DOTARA DE PROTECCION AL PERSONAL QUE LABORE EN EL AREA DE OPERACIÓN DE PLANTA DE BENEFICIO, ASI COMO A LOS OPERADORES DE MAQUINARIA PESADA. LAS DETONACIONES DE EXPLOSIVOS SERAN CADA 15 DIAS Y ESTARAN CONTROLADAS Y SUFICIENTEMENTE ESPACIADAS PARA UN MEJOR CONTROL DE ELLAS.	ESTE IMPACTO ES TEMPORAL Y COMPLETAMENTE CONTROLABLE
GENERACION DE POLVO Y GASES DE COMBUSTION	ADVERSO	ESTA CONTEMPLADO UN PROGRAMA DE MANTENIMIENTO PREVENTIVO A FIN DE EVITAR LA EMISION DE GASES DE COMBUSTION POR FALTA DE MANTENIMIENTO. EN EL CASO DE LA GENERACION DE POLVOS EN LOS CAMINOS DE ACCESO, SE CONTINUARAN LOS RIEGOS CON AGUA DE PROCESO A FIN DE MITIGARLOS. SE PREVEE QUE EL PERSONAL EN TODO MOMENTO CONTARA CON LOS EQUIPOS DE SEGURIDAD PARA SU PROTECCION.	SE APLICARAN LAS MEDIDAS CORRECTIVAS Y PREVENTIVAS NECESARIAS DE ACUERDO A LO ESTABLECIDO EN LAS NOM VIGENTES
EROSIÓN DEL SUELO	ADVERSO	DADA LA ESCASA Y EN GENERAL NULA EXISTENCIA DE LA CAPA EDAFICA, EN EL ÁREA DE INSTALACION DE PLANTA DE BENEFICIO SE PROCEDERA A RECUPERAR LA MAYOR PARTE POSIBLE PARA SU USO POSTERIOR EN ACTIVIDADES DE RESTAURACION DEL SITIO. EN ESTA ETAPA NO SE REQUIRE DESMONTAR. AL FINALIZAR LAS ACTIVIDADES EN LAS DUNAS, SE PLANTARA VEGETACIÓN NATIVA, ASI SE MITIGARA LOS IMPACTOS SOBRE EL SUELO Y RELIEVE.	SE APLICARA UN PROGRAMA DE PREVENCION Y RECUPERACION DE SUELOS, PREVIA AUTORIZACION O VISTO BUENO POR PARTE DE LA DELEGACION DE SEMARNAT
MODIFICACION DEL PAISAJE	ADVERSO	DURANTE LAS ETAPAS ANTERIORES EL PAISAJE YA SE HABRA TRANSFORMADO. LA MODIFICACION AL FINAL DEL PROYECTO SE VERA BENEFICIADA POR EL PROGRAMA DE REFORESTACION QUE SE IMPLEMENTARA CON LAS ESPECIES DE FLORA NATIVAS RESCATADAS Y/O ESPECIES ADAPTATIVAS.	AL FINALIZAR EL PROYECTO, EL AREA SE VERA FAVORECIDA CON ESTAS ACCIONES. ESTE IMPACTO ES COMPLETAMENTE REVERSIBLE
APROVECHAMIENTO DE	ADVERSO	SE IMPLEMENTARAN LAS MEDIDAS DE MITIGACION QUE SE DETALLAN EN CADA UNO DE LOS CASOS	YA ESTAN CONTEMPLADAS

RECURSOS NATURALES		PARTICULARES COMO LO SON EL AGUA Y LOS MINERALES.	LAS ACCIONES EN LO PARTICULAR
UTILIZACION DE AGUA (DOMESTICO Y SANITARIOS)	ADVERSO	SE CONSIDERA UN CONSUMO MUY BAJO PARA ESTE RUBRO, POR LO QUE NO SE CONSIDERA CAUSARA PROBLEMAS DE DESABASTO EN LOS LUGARES DE TOMA DE AGUA.	ESTE IMPACTO ES CASI NULO POR EL BAJO CONSUMO QUE SE TENDRA, EL AGUA
GENERACION DE EMPLEO	BENEFICO	EVENTUALMENTE PARTICIPARA PERSONAL QUE LABORARA EN LAS DISTINTAS ETAPAS, SIN CUANTIFICAR EL NUMERO DE PERSONAL CALIFICADO Y NO CALIFICADO COMO APOYO EN LAS ACTIVIDADES.	ESTE IMPACTO ES BENEFICO PARA LOS HABITANTES DEL LUGAR, YA QUE NO EXISTEN FUENTES DE EMPLEO DISPONIBLES, CONSIDERANDO ANTE TODO CONSERVAR EL ARRAIGO DE SUS HABITANTES.
COMPRA DE INSUMOS REQUERIDOS EN OPERACION	BENEFICO	SE REALIZARAN EN EL MUNICIPIO DE URES, SONORA.	DADO EL CONSUMO ESTIMADO EN ELPROYECTO NO SE CAUSARA DESABASTO EN LA CIUDAD DE URES Y GENERARA DERRAMA ECONOMICA EN LA ZONA DEL PROYECTO
GENERACION DE RESIDUOS DOMESTICOS	ADVERSO	DURANTE LA OPERACIÓN DEL PROYECTO SE DEPOSITARA LOS RESIDUOS SÓLIDOS DOMESTICOS (NO PELIGROSOS) EN RECIPIENTES ADECUADOS EN LUGARES ESTRATEGICOS, PARA DISPONERLOS EN EL TIRADERO MUNICIPAL DE URES, SONORA.	POR LA CANTIDAD DE RESIDUOS A GENERAR ESTE IMPACTO NO SE CONSIDERA RELEVANTE
COMPRA DE COMBUSTIBLES Y ACEITES LUBRICANTES	BENEFICO	EL COMBUSTIBLE A UTILIZAR ES DIESEL, EL CUAL SE ALMACENARA EN UN RECIPIENTE ADECUADO. SE TRANSPORTARA EN CARROS TANQUE ESPECIALIZADOS EN EL ACARREO DE ESTE COMBUSTIBLE, MISMOS QUE DESCARGARAN EN LA MAQUINARIA Y LOS EQUIPOS DIRECTAMENTE. SE ESTIMA UTILIZAR 300 LITROS DIARIOS.	DADO EL CONSUMO ESTIMADO EN ELPROYECTO NO SE CAUSARA DESABASTO EN LA CIUDAD DE URES Y GENERARA DERRAMA ECONOMICA EN LA ZONA DEL PROYECTO
GENERACION DE RESIDUOS DE ACEITES Y LUBRICANTES	ADVERSO	EL MANTENIMIENTO Y/O REPARACION DE LA MAQUINARIA Y EQUIPO SE HARA EXCLUSIVAMENTE EN UN SOLO LUGAR, EXPRESAMENTE SELECCIONADO, MISMO QUE CONTARA CON UN AREA DEBIDAMENTE IMPERMEABILIZADA Y EQUIPADA PARA LA RECOLECCION DE GRASAS Y LUBRICANTES DE DESECHO. ESTOS SE ALMACENARAN EN	LA EMPRESA SURTIDORA DE ACEITE NUEVO SE ENCARGARA DE LA DISPOSICION DE LOS ACEITES Y GRASAS LUBRICANTES EN LOS CENTRO DE

		RECIPIENTES CON TAPA Y ETIQUETADOS, MISMOS QUE SE ENVIARAN A SU DISPOSICION FINAL POR PARTE DE UNA EMPRESA ESPECIALIZADA.	CONFINAMIENTO AUTORIZADOS
EFECTO SOBRE ECONOMIA LOCAL Y REGIONAL	BENEFICO	ESTE PROYECTO PROPORCIONARA DERRAMA ECONOMICA Y BIENESTAR EN LA CALIDAD DE VIDA PARA LOS HABITANTES VECINOS AL PROYECTO, POR LA GENERACION DE EMPLEOS Y LA COMPRA DE INSUMOS, POR PARTE DE LA INDUSTRIA MINERA AHÍ INSTALADA.	ESTE IMPACTO ES BENEFICO PARA LOS HABITANTES DEL LUGAR, YA QUE NO EXISTEN FUENTES DE EMPLEO DISPONIBLES, CONSIDERANDO ANTE TODO CONSERVAR EL ARRAIGO DE SUS HABITANTES.
MANTENIMIE NTO PREVENTIVO DE MAQUINARIA Y EQUIPO	BENEFICO	ESTA CONTEMPLADO UN PROGRAMA DE MANTENIMIENTO PREVENTIVO A FIN DE EVITAR LA EMISION DE GASES DE COMBUSTION POR FALTA DE MANTENIMIENTO. SE REALIZARA UN MANTENIMIENTO PREVENTIVO Y CORRECTIVO ANTES DE INGRESAR A LA ZONA DEL PROYECTO, ASI COMO DURANTE LA OPERACIÓN DEL MISMO. SE MONITOREARA REGULARMENTE SU CONCORDANCIA CON LAS NORMAS OFICIALES MEXICANAS QUE LAS REGULAN.	ESTAS ACCIONES REDUNDARAN EN EL DESARROLLO DE UN ENTORNO MAS LIMPIO Y OREDENADO Y ESTARA VAJO EL PROGRAMA DE VIGILANCIA AMBIENTAL Y SU CABAL CUMPLIMIENTO.

ETAPA DE ABANDONO (MINA Y PLANTA DE BENEFICIO)

ACTIVIDAD	IMPACTO	MEDIDA DE MITIGACIÓN	OBSERVACIONES
MIGRACION DE FAUNA	BENEFICO	DESPÚES DE SE RESTITUYA LA CUBIERTA VEGETAL, LA FAUNA MIGRARA DE NUEVO A LA ZONA PARA CREAR LOS NICHOS DE REPRODUCCION	AL FINALIZAR EL PROYECTO, LA FAUNA VOLVERA A SU AMBIENTE ORIGINAL
GENERACION DE RUIDO	ADVERSO	A EFECTOS DE MINIMIZAR LOS RUIDOS PRODUCIDOS POR EL EQUIPO DE OPERACION, SE EJERCERA UN ESTRICTO PROGRAMA DE MANTENIMIENTO PREVENTIVO Y CORRECTIVO.	ESTE IMPACTO ES TEMPORAL Y COMPLETAMENTE CONTROLABLE
GENERACION DE POLVO Y GASES DE COMBUSTION	ADVERSO	LOS EQUPIOS Y MAQUINARIA A UTILIZAR ANTES DE INGRESAR AL PROYECTO SE LES DARA MANTENIMIENTO PREVENTIVO Y CORRECTIVO A FIN DE EVITAR LAS EMANACIONES INNECESARIAS DE GASES DE COMBUSTION. LOS CAMINOS DE ACCESO SE LES DARA MANTENIMIENTO CONSTANTE A FIN DE EVITAR LA CONTAMINACION POR POLVO.	SE APLICARAN LAS MEDIDAS CORRECTIVAS Y PREVENTIVAS NECESARIAS DE ACUERDO A LO ESTABLECIDO EN LAS NOM VIGENTES
EROSIÓN DEL SUELO	ADVERSO	DADA LA ESCASA Y EN GENERAL NULA EXISTENCIA DE LA CAPA EDAFICA, EN EL ÁREA DE INSTALACION DE PLANTA DE BENEFICIO SE PROCEDERA A RECUPERAR LA MAYOR PARTE POSIBLE PARA SU USO POSTERIOR EN ACTIVIDADES DE RESTAURACION DEL SITIO. EN ESTA ETAPA NO SE REQUIRE DESMONTAR. AL FINALIZAR LAS ACTIVIDADES, SE PLANTARA VEGETACIÓN NATIVA, ASI SE MITIGARA LOS IMPACTOS SOBRE EL SUELO Y RELIEVE.	SE APLICARA UN PROGRAMA DE PREVENCION Y RECUPERACION DE SUELOS, PREVIA AUTORIZACION O VISTO BUENO POR PARTE DE LA DELEGACION DE SEMARNAT
MODIFICACION DEL PAISAJE	BENEFICO	DURANTE LAS ETAPAS ANTERIORES EL PAISAJE YA SE HABRA TRANSFORMADO. LA MODIFICACION AL FINAL DEL PROYECTO SE VERA BENEFICIADA POR EL PROGRAMA DE REFORESTACION QUE SE IMPLEMENTARA CON LAS ESPECIES DE FLORA NATIVAS RESCATADAS Y/O ESPECIES ADAPTATIVAS.	AL FINALIZAR EL PROYECTO, EL AREA SE VERA FAVORECIDA CON ESTAS ACCIONES. ESTE IMPACTO ES COMPLETAMENTE REVERSIBLE
APROVECHAMIENTO DE RECURSOS NATURALES	BENEFICO	SE IMPLEMENTARAN LAS MEDIDAS DE MITIGACION QUE SE DETALLAN EN CADA UNO DE LOS CASOS PARTICULARES COMO LO SON EL AGUA Y LOS MINERALES.	YA ESTAN CONTEMPLADAS LAS ACCIONES EN LO PARTICULAR
UTILIZACION DE AGUA (DOMESTICO Y SANITARIOS)	ADVERSO	SE CONSIDERA UN CONSUMO MUY BAJO PARA ESTE RUBRO, POR LO QUE NO SE CONSIDERA CAUSARA PROBLEMAS DE DESABASTO EN LOS LUGARES DE TOMA DE AGUA.	ESTE IMPACTO ES CASI NULO POR EL BAJO CONSUMO QUE SE TENDRA, EL AGUA

GENERACION DE EMPLEO	BENEFICO	SE CONTINUARA UTILIZANDO MANO DE OBRA LOCAL DURANTE LAS OPERACIONES DE RESTAURACION Y ABANDONO, AUN CUANDO ESTA ETAPA ES CORTA Y TEMPORAL, SE CONSIDERA BENEFICA DURANTE EL DESARROLLO.	ESTE IMPACTO ES BENEFICO PARA LOS HABITANTES DEL LUGAR, YA QUE NO EXISTEN FUENTES DE EMPLEO DISPONIBLES, CONSIDERANDO ANTE TODO CONSERVAR EL ARRAIGO DE SUS HABITANTES.
COMPRA DE INSUMOS REQUERIDOS EN ABANDONO	BENEFICO	SE REALIZARAN EN EL MUNICIPIO DE URES, SONORA.	DADO EL CONSUMO ESTIMADO EN ELPROYECTO NO SE CAUSARA DESABASTO EN LA CIUDAD DE URES Y GENERARA DERRAMA ECONOMICA EN LA ZONA DEL PROYECTO
GENERACION DE RESIDUOS DOMESTICOS	ADVERSO	DURANTE LA OPERACIÓN DEL PROYECTO SE DEPOSITARA LOS RESIDUOS SÓLIDOS DOMESTICOS (NO PELIGROSOS) EN RECIPIENTES ADECUADOS EN LUGARES ESTRATEGICOS, PARA DISPONERLOS EN EL TIRADERO MUNICIPAL DE MAGDALENA, SONORA.	POR LA CANTIDAD DE RESIDUOS A GENERAR ESTE IMPACTO NO SE CONSIDERA RELEVANTE
COMPRA DE COMBUSTIBLES Y ACEITES LUBRICANTES	BENEFICO	EL COMBUSTIBLE A UTILIZAR ES DIESEL, EL CUAL SE ALMACENARA EN UN RECIPIENTE ADECUADO. SE TRANSPORTARA EN CARROS TANQUE ESPECIALIZADOS EN EL ACARREO DE ESTE COMBUSTIBLE, MISMOS QUE DESCARGARAN EN LA MAQUINARIA Y LOS EQUIPOS DIRECTAMENTE. SE ESTIMA UTILIZAR 300 LITROS DIARIOS.	DADO EL CONSUMO ESTIMADO EN ELPROYECTO NO SE CAUSARA DESABASTO EN LA CIUDAD DE URES Y GENERARA DERRAMA ECONOMICA EN LA ZONA DEL PROYECTO
GENERACION DE RESIDUOS DE ACEITES Y LUBRICANTES	ADVERSO	EL MANTENIMIENTO Y/O REPARACION DE LA MAQUINARIA Y EQUIPO SE HARA EXCLUSIVAMENTE EN UN SOLO LUGAR, EXPRESAMENTE SELECCIONADO, MISMO QUE CONTARA CON UN AREA DEBIDAMENTE IMPERMEABILIZADA Y EQUIPADA PARA LA RECOLECCION DE GRASAS Y LUBRICANTES DE DESECHO. ESTOS SE ALMACENARAN EN RECIPIENTES CON TAPA Y ETIQUETADOS, MISMOS QUE SE ENVIARAN A SU DISPOSICION FINAL POR PARTE DE UNA EMPRESA ESPECIALIZADA.	LA EMPRESA SURTIDORA DE ACEITE NUEVO SE ENCARGARA DE LA DISPOSICION DE LOS ACEITES Y GRASAS LUBRICANTES EN LOS CENTRO DE CONFINAMIENTO AUTORIZADOS
REPLANTACION DE ESPECIES DE FLORA REGIONAL	BENEFICO	LA CUBIERTA VEGETAL SERÁ RESTAURADA EN LA MAYOR PARTE DE LOS SITIOS AFECTADOS POR LAS OPERACIONES.	AL FINALIZAR EL PROYECTO, EL AREA SE VERA FAVORECIDA

			CON ESTAS ACCIONES. ESTE IMPACTO ES COMPLETAMENTE REVERSIBLE
RETIRO DE MAQUINARIA Y EQUIPO	BENEFICO	YA QUE LOS EQUIPOS DE CORTE SON FACILES DE DESMONTAR Y NO SE CONTEMPLA LA CONSTRUCCION DE OBRA CIVIL MAYOR. LAS ACTIVIDADES QUE SE REALIZARAN SON DEJAR EL ESCENARIO DEL PROYECTO LO MAS CERCANO POSIBLE AL ORIGINAL, CONSIDERANDO QUE LOS IMPACTOS A LA TOPOGRAFIA, GEOLOGIA SUPERFICIAL Y PROFUNDA, SON IRREVERSIBLES PARCIALMENTE.	ESTA ETAPA ES PREVIA A LA DE REVEGETACION Y RESTITUCION DEL SITIO DEL PROYECTO, SIN DUDA UNA DE LA S PRINCIPALES DEL PROYECTO.
MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y EQUIPO	BENEFICO	ESTA CONTEMPLADO UN PROGRAMA DE MANTENIMIENTO PREVENTIVO A FIN DE EVITAR LA EMISION DE GASES DE COMBUSTION POR FALTA DE MANTENIMIENTO. SE REALIZARA UN MANTENIMIENTO PREVENTIVO Y CORRECTIVO ANTES DE INGRESAR A LA ZONA DEL PROYECTO, ASI COMO DURANTE LA OPERACIÓN DEL MISMO. SE MONITOREARA REGULARMENTE SU CONCORDANCIA CON LAS NORMAS OFICIALES MEXICANAS QUE LAS REGULAN.	ESTAS ACCIONES REDUNDARAN EN EL DESARROLLO DE UN ENTORNO MAS LIMPIO Y OREDENADO Y ESTARA BAJO EL PROGRAMA DE VIGILANCIA AMBIENTAL Y SU CABAL CUMPLIMIENTO.

NOTA IMPORTANTE:

1.- NO SE CONSIDERAN IMPACTOS AMBIENTALES ACUMULATIVOS, POR EJEMPLO EN EL CASO DE PERDIDAS DE COBERTURA VEGETAL CAUSADA POR LA EJECUCION DEL PROYECTO POR SER PUNTUAL, REDUCIDA Y QUE ESTAN LOCALIZADOS EN UN AREA TOTAL DE 4.00 HECTAREAS.

2.- LOS IMPACTOS AMBIENTALES DE CARÁCTER RESIDUAL NO APLICAN EN ESTE PROYECTO, COMO SERIA EL CASO DE PERDIDA DE COBERTURA VEGETAL POR OBRAS PERMANENTES, REITERANDO QUE NO SE DA EN ESTE CASO PARTICULAR, TODA VEZ QUE LAS OBRAS SON DE CARÁCTER TEMPORAL Y EN NINGUN CASO CON OBRAS PERMANENTES. SE ACLARA QUE EL CAMPAMENTO SE LOCALIZA EN EL POBLADO GUADALUPE DE URES.

3.- LA IDENTIFICACION DE LOS IMPACTOS A GENERARSE ESTAN DESCRITOS PARA LAS DOS AREAS QUE COMPRENDE EL PROYECTO.

V.2.4. Evaluación de los impactos.
Incluir un análisis global que permita la evaluación integral del proceso de cambio generado por el proyecto, así como una conclusión. Para tal fin, analizar los principales cambios que sufrirá el sistema ambiental y realizar una evaluación global de los impactos que tendrá el proyecto y del costo ambiental de los impactos que afecten las estructuras y las funciones críticas.
EL ANALISIS GLOBAL PARA LA EVALUACION INTEGRAL DEL PROCESO CONSIDERA AMBIENTALMENTE VIABLE A ESTE PROYECTO DE EXPLOTACION MINERA A CIELO ABIERTO Y EL BENEFICO ODEL MINERAL EXPLOTADO, YA QUE, UNA VEZ ANALIZADA LA INFORMACION CONTENIDA EN LOS APARTADOS V.2.1 Y V.2.2, ASI COMO EN LOS RESUMENES DE LOS IMPACTOS EN CADA UNA DE LAS ETAPAS DEL PROYECTO EN COMENTO, LO CUAL NOS PERMITE CONCLUIR QUE LOS IMPACTOS QUE SE GENERARAN, SON AMBIENTALMENTE BAJO EN COSTOS.
LOS IMPACTOS QUE SE GENERARAN TIENEN MEDIDAS DE MITIGACION Y COMPENSACION ADECUADAS A SU MAGNITUD Y A SU CARACTERIZACION. COMO SE MENCIONA EN LOS APARTADOS ANTERIORES, EL PAISAJE SERA EL MAS IMPACTADO POR LA REMOCION DE VEGETACION NATIVA Y LA REMOCION DE MATERIAL DEL LOTE MINERO, Y EN LA MIGRACION DE AVES Y PEQUEÑOS MAMIFEROS.
EL PROYECTO NO SE ENCUENTRA EN UNA ZONA GEOGRAFICA BAJO STATUS DE PROTECCION DE NINGUN TIPO, YA QUE NO EXISTEN PROGRAMAS DE MANEJO, INVENTARIOS DE FLORA Y FAUNA, NI APARECEN EN LOS LISTADOS DE ÁREAS NATURALES PROTEGIDAS FEDERAL, ESTATAL O MUNICIPAL.
EN LA OPERACIÓN NO SE TRABAJARA NI PRODUCIRAN SUSTANCIAS PELIGROSAS NI RADIACTIVAS.
LA MAYOR CANTIDAD DE IMPACTOS ADVERSOS SE TENDRAN EN LAS ETAPAS DE PREPARACION DEL SITIO Y EL TRANSPORTE DEL EQUIPO, PERO SE REVIERTE LA ACCION ADEVRSA A BENEFICA EN LAS ETAPAS DE INSTALACION DEL EQUIPO, OPERACIÓN Y ETAPA DE ABANDONO DE INSTALACIONES.

VI. MEDIDAS PREVENTIVAS Y DE MITIGACIÓN DE LOS IMPACTOS AMBIENTALES.

En este capítulo se darán a conocer el diseño y el programa de ejecución o aplicación de las medidas, acciones y políticas a seguir para prevenir, eliminar, reducir y compensar los impactos adversos que el proyecto pueda provocar en cada etapa de su desarrollo.

Las medidas y acciones se presentarán en forma de un programa en el que se precisen los impactos que se mitigarán en cada una de las etapas del proyecto, los alcances y su momento de ejecución.

En la descripción de cada medida de mitigación se mencionará en qué grado se prevé abatir cada impacto adverso. Para ello, tomar como referencia, entre otras, las Normas Oficiales Mexicanas y las Normas Mexicanas existentes para el parámetro o parámetros analizados.

De ser necesario, se propondrán y analizarán varias alternativas para la mitigación de impactos críticos (tanto directos como indirectos), a fin de determinar las medidas más adecuadas en función del costo y la eficacia en la mitigación de dichos impactos.

VI.1. Medidas preventivas.

Describir cada una de las medidas adoptadas para evitar impactos ambientales; tanto las consideradas desde la fase de planeación y diseño del proyecto, como las adoptadas a raíz de los análisis realizados a lo largo de esta guía. Señalar la importancia de estas medidas para la reducción de los posibles impactos acumulativos y/o sinérgicos.

EL PROMOVENTE CREARA UN CUERPO DE VIGILANCIA AMBIENTAL INTERNO, QUIEN SERA EL RESPONSABLE DE VIGILAR, EN TODO TIEMPO, EL CUMPLIMIENTO DE LOS TERMINOS Y CONDICIONANTES A LOS CUALES QUEDE SUJETO EL PROYECTO.

PREPARACION DEL SITO (MINA Y PLANTA DE BENEFICIO):

1.- PARA REDUCIR LOS EFECTOS DEL POLVO EN LOS CAMINOS DE ACCESO AL AREA DEL PROYECTO, SE LES DARA CONSTANTE MANTENIMIENTO.

2.- EN LA SITIO DE EXTRACCION DE MINERAL, NO ES NECESARIO NIVELAR TERRENOS, PERO SI SE HARA EN EL SITIO D ELA PLANTA DE BENEFICIO.

3.- SE MANTENDRAN EN CONDICIONES ORIGINALES LAS AREAS O SUPERFICIES DE TERRENO EN LAS QUE NO SE LLEVE A CABO ACTIVIDADES DE EXPLOTACION, INCLUSO ESTAS AREAS SEGREGADAS DEBERAN INICIAR UN PROGRAMA DE REFORESTACION.

4.- LOS PROMOVENTES DE ESTE PROYECTO HARAN CUMPLIR Y PROMOVERAN LA LEY FORESTAL, ASI COMO CONCIENTIZAR A SUS TRABAJADORES SOBRE LA PROHIBICION DE REALIZAR ACTIVIDADES DE CAZA Y TRAFICO DE ESPECIES DE FLORA, ASI COMO LAS SANCIONES A LAS QUE SE HARIAN ACREEDORES.

5.- NO SE PERMITIRA EL USO DE HERBICIDAS PARA EL CONTROL DE ESPECIES VEGETALES, NI LA QUEMA.

6.- RESPECTO A LA MIGRACION DE ESPECIES DE FAUNA, SE DEJARAN ZONAS SIN AFECTAR PARA QUE SE RESGUARDEN Y PUEDAN CONVERTIRSE EN REFUGIO Y SITIOS DE APAREAMIENTO.

INSTALACION DE EQUIPO, OPERACIÓN Y MANTENIMIENTO, TANTO EN MINA COMO EN PLANTA DE BENEFICIO:

1.- EN EL AREA DE OPERACION, SE EVITARAN LA EMISION DE PARTICULAS QUE QUEDEN SUSPENDIDAS EN EL AIRE. LAS DETONACIONES POR USO DE EXPLOSIVOS SERAN DOS DIAS POR MES.

2.- EL ACARREO DE MATERIAL ENTRE EL LOTE MINERO AL PATIO DE ALMACENAMIENTO TEMPORAL, SERAN MONITOREADAS PARA EVITAR DERRAMES EN SU TRAYECTO.

3.- PARA EVITAR. QUE ESPECIES ANIMALES INGRESEN AL AREA DE BENEFICIO SE INSTALARA UNA CERCA PROTECTORA (MALLA CICLONICA).

4.- LA OPERACIÓN DE EXPLOTACION DE MATERIAL EN LA MINA SERA A INTERVALOS DE TIEMPO ESPACIADOS LO SUFICIENTEMENTE AMPLIOS, COMO PARA EVITAR LA EXPOSICION EXCESIVA Y CONTINUA DEL RUIDO.

5.- A EFECTOS DE MINIMIZAR LOS RUIDOS PRODUCIDOS POR EL EQUIPO DE OPERACION, SE EJERCERA UN ESTRICTO PROGRAMA DE MANTENIMIENTO PREVENTIVO Y CORRECTIVO (EN SU CASO).

6.- EN LAS AREAS QUE VAYA SIENDO POSIBLE SE IRAN REMEDIANDO PARCIALMENTE A FIN DE MITIGAR LOS IMPACTOS GENERADOS, TRASPLANTANDO A SU LUGAR ORIGINAL TALES ESPECIES Y OTRAS QUE SE ADAPTEN A LAS CONDICIONES CLIMATICAS DEL AREA.

7.- EN RELACION A LAS EMISIONES DE GASES DE COMBUSTION DE MAQUINARIA Y EQUIPO, SE REALIZARA UN MANTENIMIENTO PREVENTIVO Y CORRECTIVO ANTES DE INGRESAR A LA ZONA DEL PROYECTO, ASI COMO DURANTE LA OPERACIÓN DEL MISMO. SE MONITOREARA REGULARMENTE SU CONCORDANCIA CON LAS NORMAS OFICIALES MEXICANAS QUE LAS REGULAN.

8.- LOS TRABAJADORES CONTARAN CON EL EQUIPO DE SEGURIDAD ADECUADO EN EL AREA DE TRABAJO.

ADEMÁS DE LO ANTERIOR SE CONSIDERARAN LOS SIGUIENTES PUNTOS:

ETAPA DE PREPARACION DEL SITIO.

SE APLICARAN RIEGOS ESPORADICOS CON AGUA EN LOS CAMINOS DE ACCESO PARA MITIGAR EL POLVO CAUSADO POR LA CIRCULACION DE VEHICULOS.

<u>VEGETACION:</u>

SE TIENE PROGRAMADA LA CREACION DE UN ÁREA PARA EL RESCATE DE ESPECIES QUE SEAN SUSCPTIBLES DE SER RESCATADAS EN UNA SUPERFICIE DE 0.2 HECTAREAS, DONDE SE LES BRINDARA ATENCIONES TALES COMO RIEGO Y FERTILIZACION CON EL FIN DE PRESERVAR LAS DIVERSAS ESPECIES DE FLORA REGIONALES, OBESERVANDO LA ADAPTABILIDAD DE OTRAS ESPECIES, ASÍ COMO LA VELOCIDAD DE CRECIMIENTO ANTE LAS NUEVAS CONDICIONES DE TIPO DE SUELO DE LAS ÁREAS A RESTITUIR.

TODO SE HARA EN LOS TIEMPOS MAS ADECUADOS PARA EL TRASPLANTE DE FLORA.

FAUNA:
PARA EVITAR QUE ALGUNAS ESPECIES DE FAUNA SE INTRODUZCAN AL SITIO DEL PROYECTO, SE CONTEMPLA LA INSTALACION DE UNA CERCA DE PROTECCION.

ETAPA DE INSTALACION DE EQUIPO EN MINA Y PATIO DE ALMACENAMIENTO TEMPORAL.

SUELO:
DADA LA ESCASA Y EN GENERAL NULA EXISTENCIA DE LA CAPA EDAFICA, EN EL ÁREA DE INSTALACION DEL LOS EQUIPOS MOVILES SE PROCEDERA A RECUPERAR LA MAYOR PARTE POSIBLE PARA SU USO POSTERIOR EN ACTIVIDADES DE RESTAURACION DEL SITIO. EN ESTA ETAPA NO SE REQUIRE DESMONTAR.

ATMOSFERA:
ESTA CONTEMPLADO UN PROGRAMA DE MANTENIMIENTO PREVENTIVO A FIN DE EVITAR LA EMISION DE GASES DE COMBUSTION POR FALTA DE MANTENIMIENTO. EN EL CASO DE LA GENERACION DE POLVOS EN LOS CAMINOS DE ACCESO, SE CONTINUARAN LOS RIEGOS CON AGUA DE PROCESO A FIN DE MITIGARLOS. SE PREVEE QUE EL PERSONAL EN TODO MOMENTO CONTARA CON LOS EQUIPOS DE SEGURIDAD PARA SU PROTECCION.

ETAPA DE PRODUCCION.

SUELO:
DURANTE LA OPERACIÓN DEL PROYECTO SE DEPOSITARA LOS RESIDUOS SÓLIDOS DOMESTICOS (NO PELIGROSOS) EN RECIPIENTES ADECUADOS EN LUGARES ESTRATEGICOS, PARA DISPONERLOS EN EL RELLENO SANITARIO DE MAGDALENA, SONORA. SE PREVEERA EL DERRAME DE ACEITE Y GRASA RESIDUAL DURANTE EL DESARROLLO DEL MANTENIMIENTO PREVENTIVO DE MAQUINARIA Y VEHICULOS. EL ACEITE Y GRASA RESIDUAL TENDRA ASIGNADO UN LUGAR ESPECIAL PARA QUE LA EMPRESA QUE ABASTECERA DE LUBRICANTES DISPONGA DE ELLOS DE ACUERDO A LA LEGISLACION VIGENTE.

ATMOSFERA:
ESTA CONTEMPLADO UN PROGRAMA DE MANTENIMIENTO PREVENTIVO A FIN DE EVITAR LA EMISION DE GASES DE COMBUSTION POR FALTA DE MANTENIMIENTO. EN EL CASO DE LA GENERACION DE POLVOS EN LOS CAMINOS DE ACCESO, SE CONTINUARAN LOS RIEGOS CON AGUA DE PROCESO A FIN DE MITIGARLOS. SE PREVEE QUE EL PERSONAL EN TODO MOMENTO CONTARA CON LOS EQUIPOS DE SEGURIDAD PARA SU PROTECCION.

PAISAJE:
DURANTE LAS ETAPAS ANTERIORES EL PAISAJE YA SE HABRA TRANSFORMADO. LA MODIFICACION AL FINAL DEL PROYECTO SE VERA BENEFICIADA POR EL PROGRAMA DE REFORESTACION QUE SE IMPLEMENTARA CON LAS ESPECIES DE FLORA NATIVAS RESCATADAS Y/O ESPECIES ADAPTATIVAS.

ETAPA DE ABANDONO.

SUELO:
SE REUBICARA LA CAPA DE SUELO QUE FUE REMOVIDA DE SU LUGAR ORIGINAL DURANTE LA ETAPA DE PREPARACION DEL SITIO. DICHA CAPA DE SUELO SE REACOMODARA EN LA SUPERFICIE DE RESTAURACION PARA SU REFORESTACION CON ESPECIES NATIVAS Y/O ADAPTATIVAS.

ATMOSFERA:
LOS EQUIPOS Y MAQUINARIA A UTILIZAR ANTES DE INGRESAR AL PROYECTO SE LES DARA MANTENIMIENTO PREVENTIVO Y CORRECTIVO A FIN DE EVITAR LAS EMANACIONES INNECESARIAS DE GASES DE COMBUSTION. LOS CAMINOS DE ACCESO SE LES DARA MANTENIMIENTO CONSTANTE A FIN DE EVITAR LA CONTAMINACION POR POLVO.

FLORA:
LA CUBIERTA VEGETAL SERÁ RESTAURADA EN LA MAYOR PARTE DE LOS SITIOS AFECTADOS POR LAS OPERACIONES.

FAUNA:
DESPÚES DE QUE SE RESTITUYA LA CUBIERTA VEGETAL, LA FAUNA MIGRARA DE NUEVO A LA ZONA PARA CREAR LOS NICHOS DE REPRODUCCION.

VI.2.   Descripción de la medida o sistema de medidas de mitigación.

Describir los elementos de juicio utilizados para formular las medidas de mitigación, e indicar el o los impactos que se mitigarán. La descripción deberá incluir, por lo menos:

La medida de mitigación, con explicaciones claras sobre su mecanismo y efectos.

Duración de las obras o actividades de mitigación. Señalar la etapa del proyecto en la que se requerirán, así como su duración.

Especificaciones de la operación y mantenimiento (en caso de que la medida implique el empleo de equipo o la construcción de obras). De manera clara y concisa, indicar las especificaciones y procedimientos de operación y mantenimiento de aquellas medidas de mitigación que así lo requieran. En este último caso, anotar los periodos o fechas de mantenimiento predictivo y preventivo. Asimismo, informar el tiempo estimado de operación y de desmantelamiento, en caso necesario.

Supervisión de la acción u obra de mitigación. De forma clara y concisa, apuntar los procedimientos para supervisar si se cumple con la medida de mitigación (diseño, operación, mantenimiento, etcétera). Establecer los procedimientos para hacer las correcciones y los ajustes necesarios.

EL PROMOVENTE PREVEERA QUE EN NINGUN MOMENTO DEL DESARROLLO DE LAS ACTIVIDADES DEL PROYECTO SE AFECTARA LA CALIDAD DE VIDA DE LOS HABITANTES VECINOS AL PROYECTO, POR EMISIONES DE RUIDO, O DE POLVO.

NO ES NECESARIO LA PROTECCION A CUERPOS DE AGUA, YA QUE NO SE AFECTARAN.

DURANTE LA DURACION DEL PROYECTO, SE TOMARA EN CUENTA PERMANENTEMENTE LOS SIGUIENTES CRITERIOS:

1.- TODAS LAS AREAS AJENAS AL APROVECHAMIENTO DEL MATERIAL, PERMANECERAN EN SU CONDICION ACTUAL, YA QUE NO HABRA MODIFICACIONES NI APROVECHAMIENTOS EN ESTAS SUPERFICIES, POR LO QUE SE CONSIDERAN SEGREGADAS DEL APROVECHAMIENTO.

2.- CON LA FINALIDAD DE PROTEGER AL SUELO DE LA EROSION DEBE EVITARSE LA ACTIVIDAD GANADERA EN LA ZONA DEL PROYECTO, YA QUE EL TERRENO ESTA AFECTADO POR ESTAS ACTIVIDADES CON GRANDES ZONAS CLAREADAS. QUEDARA EN PIE TODA LA VEGETACION QUE SE LOCALICE A ORILLAS DE BRECHAS Y CAMINOS, CON LA FINALIDAD DE EVITAR LA EROSION, YA QUE ESTA FAVORECE LA INFILTRACION, AL TIEMPO QUE REDUCE LOS ESCURRIMIENTOS Y PROPORCIONA ESTABILIDAD AL SUELO.

UNA VEZ CONCLUIDO EL PROYECTO EN SU VIDA UTIL, SE RECOMIENDA REPLANTAR LA ZONA CON ESPECIES ADAPTADAS.

3.- SE RESPETARA EN LO POSIBLE A LAS ESPECIES VEGETALES PRESENTES. SE TRASPLANTARAN A AREAS BAJAS CON BUEN DRENAJE Y ESCURRIMIENTOS AL MAYOR NUMERO QUE PUEDAN VERSE AFECTADAS.

DURANTE LA ETAPA DE PREPARACION DEL SITIO Y CONSTRUCCION SE OBSERVARAN LAS SIGUIENTES MEDIDAS DE MITIGACION, LAS CUALES SE PREVEEN TENGAN UNA DURACION DE DOS SEMANAS:

EN LA ETAPA DE PREPARACION DEL SITIO Y LA OPERACIÓN, SE TENDRA ESPECIAL ATENCION EN LO SIGUIENTE:

1.- PARA REDUCIR LOS EFECTOS DEL POLVO EN LOS CAMINOS DE ACCESO AL AREA DEL PROYECTO, SE LES DARA CONSTANTE MANTENIMIENTO Y EN CASOS ESPECIALES SE HUMEDECERAN PREVIO AL PASO DE LA MOTOCONFORMADORA.
2.- SE TENDRA CONTROL SOBRE LA VELOCIDAD DE CIRCULACION DE LOS VEHICULOS.
3.- NO ES NECESARIO NIVELAR TERRENOS PARA CONSTRUCCION.
4.- EN RELACION A LAS EMISIONES DE GASES DE COMBUSTION DE MAQUINARIA Y EQUIPO, SE REALIZARA UN MANTENIMIENTO PREVENTIVO Y CORRECTIVO ANTES DE INGRESAR A LA ZONA DEL PROYECTO, ASI COMO DURANTE LA OPERACIÓN DEL MISMO. SE MONITOREARA REGULARMENTE SU CONCORDANCIA CON LAS NORMAS OFICIALES MEXICANAS QUE LAS REGULAN.

RESPECTO DEL RUIDO:

1.- NO SE ESPERA SE GENERE RUIDO CON INTENSIDADES ALTAS Y PROLONGADAS.
2.- SE LES DARA MANTENIMIENTO PREVENTIVO A LOS VEHICULOS QUE CIRCULARAN POR EL AREA.
3.- EL RUIDO GENERADO POR LAS EXPLOSIONES SERA A INTERVALOS DE TIEMPO QUE PUEDAN SER ASIMILADOS POR LOS ORGANISMOS VIVOS QUE CIRCUNDAN EL SITIO DEL PROYECTO.

RESPECTO DE LA BIOTA:

1.- SE RESPETARAN LAS PLANTAS QUE NO SEA NECESARIO REMOVERLAS NI TRANSPLANTARLAS.
2.- NO SE PERMITIRA EL USO DE HERBICIDAS PARA EL CONTROL DE ESPECIES VEGETALES.

RESPECTO DE LA CAPA EDAFICA:

1.- NO SE REMOVERA INNECESARIAMENTE.

MEDIDAS ADOPTADAS DURANTE LA ETAPA DE INSTALACION DE EQUIPO Y OPERACIÓN, ESTAS TIENEN UN CARÁCTER DE PERMANENTE:

CALIDAD DEL AIRE:

LAS FUENTES FIJAS QUE PRODUCIRA EMISIONES A LA ATMOSFERA SOLO ES EL EQUIPO DE CORTE, MISMAS A LAS QUE SE LES INSTALARA UN COLECTOR DE POLVO CON CAPACIDAD SUFICIENTE PARA RETENERLOS.
EN EL CASO DE LAS EMISIONES DE POLVO, EN EL CASO DE LOS CAMINOS DE ACCESO Y ACARREO SE LE DARA MANTENIMIENTO CONSTANTE PARA EVITAR EL LEVANTAMIENTO INNECESARIO DE POLVO CAUSADO POR EL

TRAFICO DE VEHICULOS, AUN CUANDO NO SERA CONSTANTE EL PASO DE ESTOS.

EN RELACION A LAS EMISIONES DE GASES DE COMBUSTION DE MAQUINARIA Y EQUIPO, SE REALIZARA UN MANTENIMIENTO PREVENTIVO Y CORRECTIVO ANTES DE INGRESAR A LA ZONA DEL PROYECTO, ASI COMO DURANTE LA OPERACIÓN DEL MISMO. SE MONITOREARA REGULARMENTE SU CONCORDANCIA CON LAS NORMAS OFICIALES MEXICANAS QUE LAS REGULAN NOM-041-ECOL-1993, NOM-045-ECOL-1993).

RESPECTO DEL RUIDO A GENERAR:

SE EQUIPARAN CON DISPOSITIVOS DE AMORTIGUAMIENTO DE RUIDO LA MAQUINARIA A UTLIZAR, ADEMAS, SE DOTARA DE PROTECCION AL PERSONAL QUE LABORE EN EL AREA DE OPERACIÓN DE LA MINA Y EL PATIO DE ALMACENAMIENTO TEMPORAL, ASI COMO A LOS OPERADORES DE MAQUINARIA PESADA. SE REDUCIRA EL RUIDO EN ESTA SECCION DEL PROYECTO DANDOLE EL MANTENIMIENTO ADECUADO A LA MAQUINARIA Y EQUIPO, Y CON ELLO REDUCIRLO AL MINIMO. SE RESPETARA LA NORMA OFICIAL MEXICANA (NOM-045-ECOL-1993) QUE RIGE LOS NIVELES MAXIMO DE RUIDO PERMISIBLES.

RESPECTO DE LA BIOTA:

1.- SE RESPETARAN LAS PLANTAS QUE NO SEA NECESARIO REMOVERLAS NI TRANSPLANTARLAS Y EN CASO DE SER NECESARIO, SE REALIZARA EL TRASPLANTE DE LA FLORA QUE TENGA UN STATUS ESPECIAL DE PROTECCION DE ACUERDO A LA NOM-059-SEMARNAT-2001 (SI SE DIERA EL CASO EXCEPCIONAL).

2.- LOS PROMOVENTES DE ESTE PROYECTO HARAN CUMPLIR Y PROMOVERAN LA LEY FORESTAL, ASI COMO CONCIENTIZAR A SUS TRABAJADORES SOBRE LA PROHIBICION DE REALIZAR ACTIVIDADES DE CAZA Y TRAFICO DE ESPECIES DE FLORA.

3.- NO SE PERMITIRA EL USO DE HERBICIDAS PARA EL CONTROL DE ESPECIES VEGETALES.

4.- RESPECTO A LA MIGRACION DE ESPECIES DE FAUNA, SE DEJARAN ZONAS SIN AFECTAR PARA QUE SE RESGUARDEN Y PUEDAN CONVERTIRSE EN REFUGIO Y SITIOS DE APAREAMIENTO.

RESPECTO DE LA CAPA EDAFICA:

NO SE REMOVERA INNECESARIAMENTE.

RESPECTO DE LOS RESIDUOS A GENERAR:

EL MANTENIMIENTO Y/O REPARACION DE LA MAQUINARIA Y EQUIPO SE HARA EXCLUSIVAMENTE EN UN SOLO LUGAR, EXPRESAMENTE

SELECCIONADO, MISMO QUE CONTARA CON UN AREA DEBIDAMENTE IMPERMEABILIZADA Y EQUIPADA PARA LA RECOLECCION DE GRASAS Y LUBRICANTES DE DESECHO. ESTOS SE ALMACENARAN EN RECIPIENTES CON TAPA Y ETIQUETADOS, MISMOS QUE SE ENVIARAN A SU DISPOSICION FINAL POR PARTE DE UNA EMPRESA ESPECIALIZADA.

EN LO QUE TOCA A LA BASURA DOMESTICA SE DEPOSITARAN EN CONTENEDORES CON TAPA Y SE COLOCARAN EN LUGARES CERCANOS A LOS TRABAJADORES Y SE DISPONDRAN EN EL RELLENO SANITARIO DE LA POBLACION DE GUADALUPE DE URES, SONORA.

ETAPA DE ABANDONO DE INSTALACIONES:

COMO SE HA MENCIONADO EN ESTE ESTUDIO POR LAS CARACTERISTICAS DEL PROPIO PROYECTO LA ETAPA DE ABANDONO DE SITIO AL FINAL DE LAS ACTIVIDADES SE REALIZARA EN 4 SEMANAS, YA QUE LOS EQUIPOS DE CORTE SON FACILES DE DESMONTAR Y NO SE CONTEMPLA LA CONSTRUCCION DE OBRA CIVIL MAYOR. LAS ACTIVIDADES QUE SE REALIZARAN SON DEJAR EL ESCENARIO DEL PROYECTO LO MAS CERCANO POSIBLE AL ORIGINAL, CONSIDERANDO QUE LOS IMPACTOS A LA TOPOGRAFIA, GEOLOGIA SUIPERFICIAL Y PROFUNDA, SON IRREVERSIBLES PARCIALMENTE.

SE REPLANTARA VEGETACION ADAPTATIVA.

VII. PRONÓSTICOS AMBIENTALES Y, EN SU CASO, EVALUACIÓN DE ALTERNATIVAS.

VII.1. Pronóstico de escenario.
EL PROYECTO EN TERMINOS GENERALES, PRESENTA IMPACTOS AMBIENTALES NEGATIVOS DE MAGNITUD E IMPORTANCIA QUE SERAN MANEJABLES Y MITIGADOS CON LA IMPLEMENTACION Y EL MANEJO DE PROGRAMAS TENDIENTES A REDUCIR Y MITIGAR DICHOS IMPACTOS, SIN DEJAR DE MENCIONAR QUE SE TENDRAN TAMBIEN IMPACTOS AMBIENTALES BENEFICOS TANTO PARA EL MEDIO AMBIENTE COMO EL ASPECTO SOCIO-ECONOMICO DE LOS HABITANTES DE LA REGION.

VII.2. Programa de monitoreo.
NO SE CONSIDERA QUE SE GENEREN IMPACTOS AMBIENTALES CRITICOS, PERO SE EJERCERA UN PROGRAMA DE VIGILANCIA PERMANENTE Y SISTEMATICO POR PARTE DE LA EMPRESA PROMOVENTE, INDEPENDIENTEMENTE DE REALIZAR Y EJERCER AQUELLOS PROGRAMAS QUE ASI LO DETERMINE LAS AUTORIDADES COMPETENTES.

VII.3. Conclusiones.
Finalmente, con base en una autoevaluación integral del proyecto, realizar un balance impacto-desarrollo en el que se discutan los beneficios que podría generar el proyecto y su importancia en la economía local, regional o nacional, así como la influencia del proyecto en la modificación de los procesos naturales. Con la evaluación anterior, concluir si el proyecto es ambientalmente viable o el impacto ambiental potencial se considera inadmisible.

LA MAYOR CANTIDAD DE IMPACTOS ADVERSOS SE TENDRAN EN LAS ETAPAS DE PREPARACION DEL SITIO Y EL TRANSPORTE DEL EQUIPO, PERO SE REVIERTE LA ACCION ADVERSA A BENEFICA EN LAS ETAPAS DE INSTALACION DEL EQUIPO, OPERACIÓN Y ETAPA DE ABANDONO DE INSTALACIONES, POR LO QUE SE CONSIDERA MAYOR EL BENEFICIO QUE LO ADVERSO.
LA AUTO EVALUACION DEL PROYECTO LO CONSIDERA AMBIENTALMENTE VIABLE. TODA VEZ QUE CUMPLE CON UNA SERIE CRITERIOS QUE VALIDAN LA INFORMACION CONTENIDA EN EL MISMO, COMO LO SON:
1.- SE JUSTIFICA PLENAMENTE LA REALIZACION DEL PROYECTO.
2.- ESTE PROYECTO PRESENTA UNA BUENA ALTERNATIVA A LA PRODUCCION DE PRECIPITADOS METALICOS PARA CUBRIR LA DEMANDA REQUERIDA POR EL MERCADO LOCAL E INTERNACIONAL.
3.- EL PROYECTO NO SE ENCUENTRA EN UNA ZONA GEOGRAFICA BAJO STATUS DE PROTECCION.
4.- LA INFORMACION DE APOYO CONTENIDA EN EL PRESENTE ESTUDIO ES DE FUENTES OFICIALES.
5.- SE CONSIDERA QUE LOS IMPACTOS REPORTADOS NO SE SUBESTIMARON O EXAGERARON.
6.- SE ASUMIRAN MEDIDAS DE MITIGACION Y PREVENCION ADECUADAS AL TIPO DE PROYECTO.
7.- EN ESTE PROYECTO NO SE UTILIZAN MATERIALES RADIOACTIVOS NI

ALTAMENTE PELIGROSOS.

8.- EN LA ZONA DEL PROYECTO NO SE REALIZARA OBRA CIVIL MAYOR.

9.- EL MUNICIPIO DE URES, SONORA, NO SE AFECTARA CON PROBLEMAS ECONOMICOS O SOCIALES DERIVADOS DEL DESARROLLO DE ESTE PROYECTO, POR EL CONTRARIO, SE CONSERVARA EL ARRAIGO DE LOS POBLADORES QUE SERAN COTRATADOS, ASI COMO SE GENERARA DERRAMA ECONOMICA PARA LOS COMERCIANTES DEL POBLADO DE GUADALUPE DE URES, SONORA.

10.- DENTRO D ELOS PROGRAMAS A EJERCER, SE ENCUENTRA EL DE EDUCACION AMBIENTAL A LOS ESTUDIANTES DE NIVELES PRIMARIA Y SECUNDARIA Y BACHILLERATO, ASI COMO EL APOYO CONSTANTE A ACTIVIDADES SOCIALES Y DEPORTIVAS QUE REDUNDEN EN UNA MEJOR CALIDAD D EVIDA PARA LOS POBLADORES, EN ESPECIAL CON LAS NUEVAS GENERACIONES.

11.- EL PROYECTO ES ACORDE CON LOS PLANES DE DESARROLLO MUNICIPAL, ESTATAL Y FEDERAL, EN LO REFERENTE A LA ATRACCION DE INVERSIONES Y ESTABLECIMIENTO DE EMPRESAS GENERADORAS DE EMPLEO BIEN REMUNERADAS, ASI COMO POR LA LEY DE INVERSION EXTRANJERA EN ESTE CASO PARTICULAR EN MINERIA SE APEGA A LOS LINEAMIENTOS MARCADOS POR EL GOBIERNO FEDERAL.

VII.4. Bibliografía.

Especificar toda la información documental que se utilizó para la elaboración del estudio, incluyendo información científica, técnica, oficial y legal.

1. - BROWN 1982. - Biotic Comunities of Americans Southwest, United States and Mexico, Desert Plants 4(14), Publishes by The University Of Arizona, Tucson, Arizona.

2.- COTECOCA-SARH 1988.- Tipos de vegetación y sitios de productividad en el Estado de Sonora.

3.- FAO-UNESCO 1976.-   Mapa Mundial de Suelos, México y América Central, Escala 1:500,000, Vol. II.

4.- GARCIA, ENRIQUETA 1974.- modificaciones al sistema de clasificación climática de Koppen, Instituto de Geografía, UNAM.

5.- JARAMILLO VICTOR 1984.- Revegetacion en zonas áridas y semiáridas, COTECOCA-SARH, México, D.F.

6.- KREBS, J.C. 1998.- Ecología, estudio de la distribución y abundancia. Editorial Harla, México D.F.

7.- LEOPOLD, A 1990.- Fauna Silvestre de México, Editorial Pax, México, D.F.

8.- PETERSON R.T. y E.I. CHALIF 1998.- Aves de México, Editorial Diana, México, D.F.

9.- RZEDOWSKI, J. 1998.- Vegetación de México, Editorial Limusa, México, D.F.

10. - SHERVE-F, AND I.L. WIGGINS 1964. - Vegetation and Flora of the Sonora Desert, Stanford, USA.

11.- MARTINEZ, MAXIMINO 1991.- Catalogo de nombres vulgares y Científico de plantas Mexicanas, Editorial Fondo de Cultura Económica de México.

12. - NATIONAL AUDUBON SOCIETY NATURE GUIDES 1994.-
McMahon. - 1994. Desert National Audubon Society Nature New York, USA.

13.- VELASCO, M.H. 1982.- Uso y manejo del suelo, Editorial Limusa, México, D.F.

14.- INEGI.- Cartografía varia, Topográfica, Usos de suelo y Vegetación, Hidrológicas, Distintas Escalas.

15.- INEGI, 2009.- Anuario Estadístico Sonora.

16.- SEMARNAT.- PAGINA WEB, Instituto Nacional De Ecología.

17.- INTERNET.- Páginas Varias Del Gobierno Federal Mexicano.

18.- Entrevistas con Personal de las dependencias de Gobierno Municipal, Estatal y Federal.

19.- LGEEPA Y REGLAMENTO VIGENTES, Diario Oficial de la Federación.

20.- DIVERSAS PAGINAS EN INTERNET.

VIII. IDENTIFICACIÓN DE LOS INSTRUMENTOS METODOLÓGICOS Y ELEMENTOS TÉCNICOS QUE SUSTENTAN LA INFORMACIÓN SEÑALADA EN LAS FRACCIONES ANTERIORES.

SE ANEXA EN LOS APENDICES DEL MANIFIESTO, LOS PLANOS DE LOCALIZACION, FOTOS DEL AREA, COPIAS DE DOCUMENTOS LEGALES, PLANOS DE DETALLE Y ARREGLO GENERAL DEL PROYECTO, CARTA TOPOGRAFICA ESC. 1:50,000, Y OTROS DOCUMENTOS PROBATORIOS. ADEMAS SE ANEXA LAS MEDIDAS DE SEGURIDAD ENLISTADA EN LA NORMA OFICIAL MEXICANA NOM-121-STPS-1996, RELATIVA A LOS TRABAJOS EN MINAS Y PLANTAS DE BENEFICIO.
EN EL APENDICE XI SE ENCUENTRAN LAS DEFINICIONES Y ESPECIFICACIONES QUE MARCAN LAS NORMAS OFICIALES MEXICANAS RELACIONADAS CON LA SEGURIDAD Y OPERACIÓN EN MINAS Y PLANTAS DE BENEFICIO.

CONTENIDO

APENDICE X. INFORMACION PARTICULAR DEL PROYECTO.

ESTUDIO DE VEGETACION Y ANEXO FOTOGRAFICO DEL PROYECTO.

APENDICE XI. DOCUMENTACION VARIA.

MEDIDAS DE SEGURIDAD DE ACUERDO A LA NORMA OFICIAL MEXICANA NOM-121-STPS-1996.

ACTA CONSTITUTIVA DE LA EMPRESA PROMOVENTE.

APENDICES

APENDICE I

APENDICE I.

LA SUPERFICIE TOTAL DE LAS DOS CONCESIONES MINERAS QUE SON OBJETO DE ESTE PROYECTO MINERO, OCUPAN EN CONJUNTO UNA SUPERFICIE DE 114.994 HECTAREAS, SIENDO REPARTIDAS DE LA SIGUIENTE MANERA: 34.994 HECTAREAS, SUPERFICIE CONCESIONADA AL LOTE MINERO "OCHO HERMANOS Y 80.000 HECTAREAS AL LOTE MINERO SAN RAMON. LAS 3 HECTAREAS DEL TAJO SE REPARTIRAN DE FORMA TAL QUE EL LOTE OCHO HERMANOS AFECTARA 1.2 HECTAREAS Y EL LOTE SAN RAMON SE AFECTARA CON 11.8 HECTAREAS.

c) La que se planea desmontar y su porcentaje con respecto al área arbolada.
3.0 HECTAREAS EN EL AREA DEL TAJO.
1 HECTAREA EN LA PLANTA DE BENEFICIO.

d) La superficie total que ocupan las áreas naturales y las afectadas por el aprovechamiento.
3.0 HECTAREAS PARA OBTENCION DEL MINERAL, 1.0 HECTAREAS PARA PLANTA DE BENEFICIO. EL PLANO DE LOCALIZACION, ASI COMO SUS RESPECTIVOS POLIGONOS, SE ANEXAN EN EL APÉNDICE VIII DE ESTE MIAP.
EL LOTE OCHO HERMANOS AFECTARA 1.2 HECTAREAS Y EL LOTE SAN RAMON SE AFECTARA CON 11.8 HECTAREAS.

e) Las arboladas y no arboladas.
LA SUPERFICIE DONDE SE LLEVARA A CABO LOS TRABAJOS FUERON CARACTERIZADOS Y SE ANEXA ESTUDIO DE VEGETACIÓN Y SUS FOTOGRAFIAS EN EL APÉNDICE X DE ESTE MIAP. SE REALIZARA UN PROGRAMA DE RESTITUCIÓN DEL SITIO, UNA VEZ QUE INICIE LAS OPERACIONES EL PROYECTO.

f) Las que se ocuparán con infraestructura para la operación del proyecto.
3.0 HECTAREAS PARA EXPLOTACION Y 1 PARA BENEFICIO, CUIDANDO EL NO AFECTAR INNECESARIAMENTE LA VEGETACION. EL LOTE OCHO HERMANOS AFECTARA 1.2 HECTAREAS Y EL LOTE SAN RAMON SE AFECTARA CON 1.8 HECTAREAS.

g) La requerida para caminos de acceso y otras obras asociadas.
LOS CAMINOS DE ACCESO YA EXISTEN, SOLO SE REHABILITARAN EN CASO DE REQUERIRSE.

ESTE PROYECTO DENOMINADO "URES", CONSISTE EN EXPLOTAR UN SITIO EN UNA SUPERFICIE DE 3 HECTAREAS Y, ADICIONALMENTE, UTILIZAR UN SUPERFICIE DE 1 HECTAREA PARA INSTALAR UNA PLANTA DE BENEFICIO USANDO EL PROCESO DE GRAVIMETRIA Y LOS CONCENTRADOS SE LIXIVIARAN CON THIOUREA, UN PRODUCTO QUIMICO UTILIZADO COMO FERTILIZANTE EN LA AGRICULTURA. UNA VEZ PROCESADO SE COMERCIALIZARAN LOS PRODUCTOS EN EL EXTRANJERO Y EL MERCADO NACIONAL. LOS PRODUCTOS DE EXPLOTACION ES MINERAL METALICO

CONTENIENDO PLATA Y ORO. EL PROYECTO "URES" SE LOCALIZA EN TERRENOS DEL EJIDO GUADALUPE DE URES Y SE TIENE ENTABLADO UN ACUERDO ENTRE EL PROMOVENTE Y LOS EJIDATARIOS YA APARCELADOS, POR LO QUE NO EXISTE CONFLICTO CON EL USO DE SUELO.

EL AREA DEL PROYECTO NO AFECTA AREAS FORESTALES NI SE ENCUENTRA DENTRO DE UNA ZONA DE NUCLEO Y/O ZONA DE AMORTIGUAMIENTO DE UN AREA NATURAL PROTEGIDA. NO SE REALIZARAN ACTIVIDADES QUE AFECTEN HUMEDALES, MANGLARES, RIOS, LAGUNAS, LAGOS, ESTEROS, LITORALES O ZONAS FEDERALES COMO LO CONTEMPLA EL ARTICULO 28 DE LA LEY GENERAL DEL EQUILIBRIO ECOLOGICO Y LA PROTECCION AL MEDIO AMBIENTE Y EL ARTICULO 5 DEL REGLAMENTO EN MATERIA DE EVALUACION DEL IMPACTO AMBIENTAL VIGENTES. LAS CONCESIONES MINERAS "OCHO HERMANOS" Y "SAN RAMON", SE SOLICITARON POR TODA CLASE DE MINERAL Y SUSTANCIA CONCESIBLE, TAL Y COMO LO MARCA LA LEY MINERA VIGENTE EN SU ARTICULO CUARTO Y SU REGLAMENTO VIGENTES, POR LO QUE ES CONGRUENTE CON ESTE PROYECTO, CUYO OBJETIVO ES EL BENEFICIO DE MINERAL METALICO CONTENIENDO PLATA Y ORO.

EL PROYECTO CONTEMPLA DESARROLLARSE APROVECHANDO DE MANERA OPTIMA LOS RECURSOS NATURALES NO RENOVABLES DEL AREA, PLANEANDO LA EXPLOTACION DE LA MINA, SIN UTILIZAR EXPLOSIVOSY TENER UNA PLANTA DE BENEFICIO EN EL SITIO DEL PROYECTO; NO SE CONSTRUIRAN CAMPAMENTOS NI NINGUNA OTRA OBRA CIVIL EN EL ÁREA DE EXPLOTACION Y BENEFICIO, EVITANDO CON ESTO IMPACTAR DE MANERA ADICIONAL AL AREA CON TRABAJOS DE CONSTRUCCION. ASI MISMO, SE EJECUTARAN PROGRAMAS TENDIENTES A REDUCIR, MITIGAR Y EVITAR EN LO POSIBLE IMPACTOS AMBIENTALES NEGATIVOS INNECESARIOS.

EL AREA DE TRABAJO DEL PROYECTO SE HA SELECCIONADO DE TAL MANERA QUE LOS IMPACTOS EN LA ZONA SEAN MITIGADOS DE LA MEJOR MANERA POSIBLE Y CON ELLO EVITAR EN LO POSIBLE LA AFECTACION QUE SE GENERE. LA EXPLOTACION SE REALIZARA A CIELO ABIERTO, TENIENDO UNA PRODUCCION ANUAL EN SU ETAPA DE ARRANQUE DE 72,000 TONELADAS. LAS ETAPAS LAS DEFINE EL MERCADO, PERO SE CONTEMPLAN SERAN DE 2 AÑOS CADA UNA.

EL PROMOVENTE PREVEERA REDUCIR LAS EMISIONES FUGITIVAS ATMOSFERICAS DE POLVO, PARA EVITAR LA CONTAMINACION EN EL PROCESO DE TUMBE DE MINERAL. PARA EVITAR EL POLVO POR EL EFECTO DEL TRANSITO DE CAMIONES DE CARGA SE DARA MANTENIMIENTO A LOS CAMINOS CON UNA MOTOCONFORMADORA QUE ESTARA PERMANENTEMENTE EN EL AREA DEL PROYECTO.

CAMPAMENTO
MEXUS GOLD MINING, S.A. DE C.V.

DORMITORIOS (CASAS RODANTES).

ESTACIONAMIENTO PARA VEHICULOS DE CARGA LIGERA.

AGUA.

OFICINA (MOVIL).

CASETA DE VIGILANCIA.

TALLER DE MANTENIMIENTO PREVENTIVO Y ESTACIONAMIENTO PARA MAQUINARIA Y EQUIPO.

ALMACEN TEMPORAL DE ACEITE Y DIESEL.

COMEDOR COCINA.

ALMACEN TEMPORAL ACEITES Y GRASAS RESIDUALES.

SIN ESCALA.

CAMPAMENTO MEXUS GOLD MINING, S.A. DE C.V.



SITIO DE ALMACENAMIENTO DE AGUA.



CASETA DE VIGILANCIA.

APENDICE II

APENDICE II.

SERVICIOS MEDICOS Y RESPUESTA A EMERGENCIA.
ACCIDENTE LABORAL.
EN EL CASO DE ACCIDENTE LABORAL, SE CONTEMPLA PROPORCIONAR LOS PRIMEROS AUXILIOS EN EL MISMO LUGAR DEL PROYECTO Y EN CASO DE GRAVEDAD TRASLADAR AL TRABAJADOR CON LOS DEBIDOS CUIDADOS A LA CIUDAD DE URES, SONORA, O EN SU CASO, A HERMOSILLO, SONORA DONDE SE CUENTA CON HOSPITALES QUE DAN RESPUESTAS A ESTAS SITUACIONES.

OBRAS CIVILES:
NO APLICA EN CIMENTACIONES MAYORES.

LAS OBRAS MINERAS CONSISTIRAN EN:
EN ESTE CASO PARTICULAR, PARA LA EXPLOTACION DEL MINERAL, NO SE NECESITAN PROCESOS UNITARIOS, SOLO OPERACIONES UNITARIAS COMO LA EXPLOTACION DEL MINERAL, SU ACARREO POR MEDIO DE CAMIONES DE VOLTEO Y DE BAJO PERFIL. SE ENVIAR A LA PLANTA DE BENEFICIO. NO EXISTEN SUBPRODUCTOS O PRODUCTOS INTERMEDIOS. SE CONTEMPLA EXPLOTAR Y BENEFICIAR EN SU ETAPA INICIAL 6000 TON /MES DE MINERAL. PARA EL BENEFICIO DE MINERAL SE EMPLERAN LAS OPERACIONES UNITARIAS DE QUEBRADO, MOLIENDA Y CLASIFICACION DE TAMAÑO MEDIANTE CRIBADO Y CLASIFICACION POR MEDIO DE HIDROCICLON. EN EL CASO DE LIXIVIACION SE USARA LA THIOUREA UN PRODUCTO QUIMICO AMPLIAMANTE USADO EN LA AGRICULTURA QUE NO ES NOCIVO AL MEDIO AMBIENTE.
EL PROMOVENTE PREVEERA REDUCIR LAS EMISIONES FUGITIVAS ATMOSFERICAS DE POLVO, PARA EVITAR LA CONTAMINACION EN EL PROCESO DE TUMBE DE MINERAL. PARA EVITAR EL POLVO POR EL EFECTO DEL TRANSITO DE CAMIONES DE CARGA SE DARA MANTENIMIENTO A LOS CAMINOS CON UNA MOTOCONFORMADORA QUE ESTARA PERMANENTEMENTE EN EL AREA DEL PROYECTO (CAMPAMENTO A 12 KM DEL SITIO DE TRABAJO, PROPIEDAD DE LA EMPRESA PROMOVENTE). SE ANEXA DIAGRAMA.

EL METODO DE EXPLOTACION SE DETALLA DE LA SIGUIENTE MANERA:
1.- EXPLOTACION DE MINERAL, EN LO QUE SERA LA PRIMERA ETAPA.
2.- UTILIZANDO EL EQUIPO TRACK DRILL GARNERD DENVER 3100 A, SE HACEN LAS BARRENACIONES PARA CARGAR EL EXPLOSIVO Y UNA VEZ "CARGADO", SE REALIZAN LAS DETONACIONES. POSTERIORMENTE, SE INICIA EL ACARREO DEL MATERIAL EN CAMIONES DE VOLTEO.
3.- UNA VEZ TRANSPORTADO EL MATERIAL, SE PROCEDE A "APILAR" EL MATERIAL EXTRAIDO EN PATIOS DE ALMACENAMIENTO.
4.- SE PROCEDE AL ENVIO A LA PLANTA DE BENEFICIO EN CAMIONES DE BAJO PERFIL.

5.- EN LO REFERENTE AL MANTENIMIENTO DE EQUIPO Y TRANSPORTE, SE LE DARA DE ACUERDO AL USO QUE TENGAN, AUNQUE SE PROPONE HACERLO CADA 7 DIAS.

EL BENEFICIO DE MINERAL SE LLEVARA A CABO DE LA SIGUIENTE MANERA:

1.- EL MINERAL PROVENIENTE LA MINA, SE PROCEDERA A APILARLO EN UN SITIO COMO ALMACENAMIENTO TEMPORAL.

2.- EL MINERAL SE REDUCIRA DE TAMAÑO MEDIANTE EL QUEBRADO, POSTERIORMENTE SE CLASIFICARA SU TAMAÑO Y

3.- POR CONDUCTO DE UNA BANDA TRANSPORTADORA SE PROCEDERA A MOLERLO A UN TAMAÑO DE -80 MALLAS EL 100%.

4.- EL MINERAL MOLIDO SE CLASIFICARA CON UN HIDROCICLON Y EL QUE YA ESTE AL TAMAÑO ADECUADO, SE PROCESARA EN UN EQUIPO DE CONCENTRACION GRAVIMETRICA CENTRIFUGA.

EL MINERAL CONCENTRADO SE PROCEDERA A LIXIVIARLO CON THIOUREA Y LA PRIMERA COLA SE PASARA DE NUEVO A OTRO CONCENTRADOR CENTRIFUGO, OBTENIENDOSE EL CONCENTRADO MEDIO Y LAS COLAS FINALES.

5.- EL CONCENTRADO MEDIO SE LIXIVIARA CON THIOUREA Y LAS COLAS FINALES SE DISPONDRAN EN UN PEQUEÑO REPRESO DE JALES QUE AL NO CONTENER ESTAS PRODUCTOS QUIMICOS, NO REPRESENTAN PELIGRO ALGUNO AL MEDIO AMBIENTE Y SUS ECOSISTEMAS.

6.- EL LICOR DE LIXIVIACION SE TRATARA CON ZINC PARA SU PRECIPITACION Y EL AGUA DE PROCESO SE RECIRCULARA.

7.- LOS PRECIPITADOS SE TRASLADARAN A LOS MERCADOS NACIONALES PARA SU VENTA.

8.- EN LO REFERENTE AL MANTENIMIENTO DE EQUIPO Y TRANSPORTE, SE LE DARA DE ACUERDO AL USO QUE TENGAN, AUNQUE SE PROPONE HACERLO CADA 7 DIAS.

a) Presentar en forma gráfica la programación de las actividades que se realizarán en las etapas de extracción, operación de la planta de beneficio y mantenimiento preventivo de ambas.

ESTANDO EN OPERACIÓN EL PROYECTO, LAS ACTIVIDADES SON LAS QUE SE SEÑALARON EN EL PUNTO ANTERIOR.

b) Anexar un diagrama de flujo general que se acompañe de una descripción general de los procesos de extracción, beneficio y almacenamiento.

SE ANEXA DIAGRAMA DE BLOQUES DESCRIBIENDO DE MANERA GENERAL EL PROCESO.

DIAGRAMA DE BLOQUES DEL PROCESO (resumido)



APENDICE III

APENDICE III.

ACTIVIDADES DE PREPARACION DEL SITIO.
DESMONTES Y DESPALMES.
NO SE TIENE CONTEMPLADO REALIZAR ACTIVIDADES DE DESPALME EN EL SITIO DE EXTRACCION DE MINERAL, DADO EL GRADO DE AFECTACION QUE PRESENTA EL SITIO DEL PROYECTO, COMO SE MUESTRA EN EL APENDICE X DE ESTE MIA, ESPECIFICAMENTE EN EL ESTUDIO BIOFISICO. EN EL CASO DE LA INSTALACION DE LA PLANTA DE BENEFICIO MOVIL, SE REALIZARA LIMPIEZA YA SEA CON MAQUINARIA, ASI COMO DE FORMA MANUAL, PARA LO CUAL SE HARA UN REPORTE DE ACTIVIDADES PREVIO AL INICIO DE LAS ACTIVIDADES.
LAS ACTIVIDADES DE LIMPIEZA CONSISTIRAN EN RETIRAR LA BASURA, ESCOMBROS Y BASURA GENERADA EN ACTIVIDADES PREVIAS Y DEPOSITARLAS EN EL RELLENO SANITARIO DE URES, SONORA.

APENDICE IV

HOJA DE DATOS DE SEGURIDAD
A N F O S E R I
Compañía Industrial Hanka, S.A. de C.V.
Periférico Norte No. 5 Int. 12-Altos , Colonia Los Rosales, Hermosillo, Sonora.
Teléfonos: (622) 210-02-95, 210-08-02, Fax. 210-04-34
En caso de emergencia química (derrame, fuga, fuego, accidente) comunicarse
al SETIQ (día y noche) : 01-800-00-214, en México, D.F.: 559-15-88

IDENTIFICACIÓN DEL PRODUCTO

Nombre del Producto:	ANFOSERI
Nombre Químico:	No Aplicable.
Sinónimos:	ANFO, NITRATO Y ACEITE COMBUSTIBLE
Familia química:	Explosivos
Fórmula:	No Aplicable.
Descripcion:	Agente Explosivo, Sensible a una carga de alto explosivo.
Usos:	Utilizado en la Industria de la Construcción, Minería y Cemento.

NFPA 704M: Salud 2   Inflamabilidad 0   Reactividad 3   OXIDANTE

INGREDIENTES PELIGROSOS DEL PRODUCTO.

Ingredientes Peligrosos	%	NMP-CPT*	UN	CAS
Nitrato de Amonio	90 - 95	N.A.	1942	6484-52-2
	1-6	5 mg/m3	1203	No listado
	0-1	N.A.	N.A.	No listado

NMP-CPT* = Nivel Maximo Permisible- Concentración Promedio Ponderada en el Tiempo (8 hrs).

PROPIEDADES FISICAS Y QUIMICAS.

Estado físico:	Sólido en gránulos
Color:	Blancos
Olor:	A Diesel
Umbral de olor:	No disponible
Solubilidad:	Ligeramente soluble en agua.
pH:	No aplicable
Peso molecular:	No aplicable
Gravedad específica:	No aplicable
Punto de fusión:	No aplicable
Punto de ebullición:	No aplicable
Presión de vapor:	No aplicable
Densidad de vapor:	No aplicable
Coeficiente agua/aceite:	No aplicable
Porcentaje de volatilidad:	Menor del 1.0%
Densidad a granel:	800 a 850 kg/m3
Sensibilidad al impacto:	No sensible al impacto de bala 30/06
Poder explosivo	ASV 360-380 Kg/100g.
Sensibilidad a estática:	No sensitivo

REACTIVIDAD

1. Estabilidad:

Bajo condiciones normales:	Estable
Bajo condiciones de fuego:	Inflamable
Polimerización peligrosa:	No ocurre
Condiciones a evitar:	Altas temperaturas, friccion y fuego.

2. Incompatibilidades:

Puede reaccionar al contacto con materiales combustibles, oxidables, ácidos y sustancias corrosivas.

3. Productos Peligrosos de Descomposición:

Se desprenden óxidos de carbono y nitrógeno como productos de descomposición térmica.

4. Precauciones Especiales:

No almacenar junto con iniciadores (fulminantes y detonadores).

HOJA DE DATOS DE SEGURIDAD
ANFOSERI

FUEGO Y EXPLOSION

Punto de inflamación: 170 C
Temperatura de autoignición: 230 a 265 C
Límites inflamables en aire: No aplicables

Medios de extinción de fuegos:
NO DEBEN COMBATIRSE LOS INDENDIOS DONDE SE INVOLUCRE ESTE PRODUCTO
Evacúe de inmediato a todo el personal del área de incendio
Procedimiento para el combate de incendios:
Para fuego pequeños en el materia de empaque o equipo, utilizar agua y/o arena preparada como polvo quimico (ABC)
Utilizar equipo completo de bombero para proteccióon personal, icluyendo respirador de cara completa con autocontenido
Mantener la posición en contra de la dirección del viento
La reduccióon rápida de la temperatura es fundamental. Asegurar una ventilación adeucada para disipar el calor y la generación de gases
Otros riesgos de fuego y explosión:
Este producto es un Explosivo, con riesgo de detonación de masa.
Condiciones a evitar:
Altas temperaturas, impacto, fricción y fuego
Productos de la combustión:
Oxidos de nitrógeno y azufre, monóxido y bióxido de carbono

LIMITES RECOMENDABLES DE EXPOSICION PERSONAL

No hay límites de exposición laboral establecidos específicamente para este producto.
Véase la sección de " Ingredientes peligrosos del producto"

RIESGOS PARA LA SALUD.

Toxicidad:	Nitrato de Amonio	Dosis Letal Media -LD50-(Oral,rata)=4,820 mg/kg.
	Diesel	Dosis Letal Media -LD50-(Oral,rata)= 9.0 ml/kg.
		Concentración Letal Media -LC50-(piel, conejo)= 5 ml/kg.

Carcinogenicidad: Los ingredientes de este producto no están clasificados como cancerígenos por OSHA (Occupational)
Safety and Health Administration), por IARC (International Agency for Research on Cancer), por
ACGIH (American Conference or Govermmental Industrial Hygienists) ni por STPS (Secretaría del
Trabajo y Previsión Social).

Efectos reproductivos: No se han reconocido efectos adversos sobre el sistema reproductor.
mutagenicidad: No hay evidencia de efectos mutagénicos.
Teratogenicidad: No hay evidencia de efectos teratogénicos ni de fetoxicidad

EFECTOS A LA SALUD: **TOXICO, IRRITANTE LIGERO.**

Rutas Primarias: Contacto con la piel, contacto con los ojos, inhalación e ingestión.

Inhalación: Puede producir irritación en nariz, garganta y bronquitis. Si la concentración de vapores de diesel es elevada,
se puede presentar dolor de cabeza, náuseas y vómito.
Piel: El contacto repentino y prolongado puede producir irritación leve. No hay absorción a través de la piel.
Ojos: El contacto con el producto puede causar irritación, enrojecimiento, lagrimeo y dolor (conjuntivitis.).

Otros efectos: Si es ingerido, los nitratos pueden ser reducidos a nitritos por acción de las bacterias del tracto digestivo.
Los signos y síntomas de la intoxicación por nitritos incluyen cianosis (debido a la formación de metahemoglobina), náuseas, mareo y aumento de la frecuencia cardiaca.
La CIANOSIS se caracteriza por una coloración azul de la piel y de las membranas mucosas debido a la
falta de oxigenación de los tejidos (hipoxia tisular).
Las manifestaciones mayores de la intoxiación son: dolor de cabeza, debilidad, difultad respiratoria,
mareo, estupor y muerte debida a la falta de oxigenación de los tejidos.
Efectos Crónicos: Ninguno

HOJA DE DATOS DE SEGURIDAD
ANFOSERI

PRIMEROS AUXILIOS

Inhalación: Remover a la víctima de la exposición a un lugar bien ventilado. Iniciar maniobras de resucitación cardio-pulmonar si no ya respiración ni pulso. La administración de oxígeno puede ser benéfica en esta situación, pero debe ser empleada sólo por personal entrenado. Obtener atención médica inmediata.

Piel: Lavar inmediatamente con jabón y agua corriente abundante (regadera) por un período mínimo de 15 minutos Retirar la ropa contaminada. Si hay irritación, repetir el lavado y enviar a un centro de atención médica.

Ojos: Lavar inmediatamente con agua corriente abundante, manteniendo los párpados abiertos, por un período mínimo de 15 a 20 minutos. Si hay irritación, repetir el lavado y obtener atención médica inmediata.

Ingestión: Si la víctima está despierta y no presenta convulsiones, lavar la boca y dar a tomar uno o dos vasos con agua para diluir el producto. NO inducir el vómito. Si ocurre el vómito espontáneo, hacer que la víctima mantenga la cabeza inclinada y de lado para evitar la aspiración del vómito; lavar la boca y administrar más agua. Trasladar inmediatamente a la víctima a un centro de atención médica.

Manejo Médico: Tratamiento sintomático y terapia de soporte.

MEDIDAS PREVENTIVAS

Las recomendaciones mencionadas en esta sección indican el tipo de equipos de protección contra la sobre-exposición a este producto. Las condiciones de uso, adecuaciones de ingeniería u otras medidas de control, deberán adaptarse a las necesidades específicas de protección en su lugar de trabajo.

Manejo del Producto: Este producto es un material explosivo y debe ser usado sólo bajo la supervisión de personal calificado.

Protección Respiratoria: Si se requiere, puede utilizarse un respirador con cartucho para gases/vapores orgánicos y filtro para polvos.
Protección de Piel: Guantes de cuero, neopreno o PVC y ropa de trabajo de algodón.
Protección de Ojos: Lentes o gafas de seguridad, cuando exista la posiblidad de contacto.
Otros Equipos: Regaderas de emergencia y de lavado ocular en áreas de manipulación y almacenamiento del producto.

Almacenamiento: Almacenar en un área bien ventilada, a temperatura ambiente, lejos de fuentes de calor, chispas o flamas. Mantener alejado de materiales incompatibles. Mantener las bolsas bien cerrados y no exponerlos a temperaturas por arriba de 49 C (120 F)

Otras Precauciones: Se recomienda asear las partes que hayan estado en contacto con el producto después de la manipulación del mismo. Tomar un baño completo después de la jornada de trabajo, es una buena práctica.

PROTECCION AMBIENTAL

Pasos que deben seguirse en caso de derrame o fuga:

AL SUELO O TIERRA: Si es posible, detener la descarga y contener el derrame recolectar el producto derramado con herramientas antichispa para su reuso/ reproceso, o tratarlo con un agente neutralizante, recolectando posteriormente para su disposición final. Evitar las fuentes de ignición cercanas.

AL AGUA: Contener la descarga con un dique o por medio de la separación de efluentes. Neutralizar y recuperar para la disposición final.

En caso de derrames o fugas significantes, se deberá notificar a las autoridades correspondientes.

Efectos Ambientales: Puede ser peligroso si se permite la contaminación de los mantos acuíferos (agua potable). Es peligroso para la vida acuática en bajas concentraciones. Toxicidad del Nitrato de Amonio para los peces: 4.2 mg/litro. Aumenta las bases nitradas del suelo y acuíferos, pudiendo alterarse la flora saprófita.

Sustancias Desactividoras: Agregar agua y jabón/detergente.

Disposición final de residuos: Los residuos o cualquier otro material contaminado deben ser incinerados o detonados en un sitio adecuado y bajo la vigilancia de un experto. En algunos casos, deacuerdo a la legislación vigente, se debe efectuar la detonación ante la presencia del personal de la Secretaría de la Defensa Nacional.

HOJA DE DATOS DE SEGURIDAD
ANFOSERI

LEGISLACION.

Este producto es un "Explosivo" y se deberá cumplir con el "Reglamento para el Transporte Terrestre de Materiales y Residuos Peligrosos"
de la Secretaría de Comunicaciones y Transporte, la " Ley Federal de Armas de Fuego y Explosivos" de la Secretaría de la Defensa Nacional,
así como con las normas oficiales Mexicanas correspondientes:

Nombre para Transporte:	Explosivo para voladuras Tipo "E"
Clase/División:	1.1 D Sustancias Explosivas.
	Sustancias que representan un riesgo de explosión de la totalidad de la masa; es decir
	que la explosión se extiende de manera practicamente instantánea a casi toda la carga.
Identificación (UN):	0222
Grupo de Empaque:	II, Método E 1 Sacos de papel, con película de plástico, resistentes al agua.
Comunicación de Riesgo:	OXIDANTE, EXPLOSIVO, TOXICO, IRRITANTE (ojos y piel).

FUENTES DE INFORMACION.

1.- Ley Federal del Equilibrio Ecológico y la Protección al Ambiente.
Secretaría de Medio Ambiente, Recursos Naturales y Pesca; publicada inicialmente en el Diario Oficial de la Federación
el 28 de Enero de 1988, y sus reformas y adiciones el 13 de Diciembre de 1996. México.

2.- Reglamento para el Transporte Terrestre de Materiales y Residuos Peligrosos.
Secretaría de Comunicaciones y Transportes; publicado en el Diario Oficial el 7 de Abril de 1993. México.

3.- Ley Federal de Armas de Fuego y Explosivos y su Reglamento
Secretaría de la Defensa Nacional; publicado en el Diario Oficial el 25 de Enero de 1972 y el 6 de Mayo de 1972, respectivamente.

4.- RTECS (Registry of Toxic Effects of Chemical Substances).
On-line search, Canadian Centre for Occupational Health and Safety; RTCS database, Vol. I-V,
1991-1992 edition, Doris V. Sweet; Ed. National Institute for Ocuupational Safetya nd Health;
U.S. Dept. of Health and Human Services, Cincinnati, 1992.

5.- Pocket Guide to Chemical Hazards.
U.S. Department of Health and Human Services, NIOSH; ed. June 1994, U.S.A.

6.- Threshold Limit Values (for Chemicals Substances and Physical Agents) and Biological Exposure Indices.
American Conference of Governmental Industrial Hygienists; ed. 1996. U.S.A.

7.- MSDS Database Information
Canadian Centre for Occupational Health and Safety. 250 Main St. East, Hamilton Ontario, Canada 1996.

**La finalidad de este documento es la de servir como fuentes de información para los trabajadores y empleados, patrones, jefes de
seguridad, médicos, higienistas y otros profesionales que puedieran necesitarla. No se pretende dar toda la información al respecto,
sino los datos más importantes de una manera resumida.**

CORDON DETONANTE

NOMBRE DEL FABRICANTE :	Cía. Mexicana de Mecha para minas, S.A. de C.V.
DIRECCION:	Zacatecas #120 Ote., Colonia Las Rosas, Gomez Palacio, Dgo. C.P. 35090
TELEFONO DE EMERGENCIA:	01-800-72-345

SECCION I   IDENTIFICACION DEL PRODUCTO

NOMBRE QUIMICO	N/A
NOMBRE COMERCIAL ó SINONIMOS	Cordón Detonante
No. O.N.U.	UN0065
CLASE	1.1 D
FAMILIA QUIMICA	Iniciador No Eléctrico
USOS	Iniciador de cebos para voladuras en minería y construcción

SECCION II   INGREDIENTES PELIGROSOS

COMPONENTE	No.C.A.S.	PEL (OSHA)	TLV (ACGTH)
Tetranitrato de Pentaeritritol PETN	78115	Ninguno	Ninguno

SECCION III DATOS   DATOS FISICOS

Punto de Ebullición		N/A
Presión de Vapor		N/A
Densidad de Vapor		N/A
Solubilidad en Agua:		
	PETN	Insoluble (Sol. En acetona)
	Apariencia y Olor PETN	Sólido blanco cristalino, inodoro y amorfo
Gravedad Específica		1.773
Rango de Evaporación		N/A
Punto de Fusión	PETN	140 C
Apariencia y Olor del producto		El centro de alto explosivo está cubierto de fibras de algodón poliester y polietileno. El centro puede contener de 19 a 50 granos/ft de PETN. Es parecida a una soga ó cuerda trenzada de color amarillo brillante con recubierta plástica.

CORDON DETONANTE

SECCION IV DATOS DE RIESGO DE FUEGOS Y EXPLOSION	
Punto de Ignición: PETN N/A	Límite de Explosivo: PETN N/A
Procedimientos especiales para combatir fuego	NO CAMBATIR FUEGOS DONDE SE IMPLIQUEN EXPLOSIVOS. AISLAR EL AREA. EVACUAR AL PERSONAL A UN LUGAR SEGURO
Medio de Extinción	No cambatir fuegos que impliquen explosivos. El agua puede aplicarse mediante un Sistema de Rociadores Automáticos, de tal manera que no se necesite la presencia de ningún persona para que el sistema entre en operación.
Riesgo de fuego y combustión No Usuales	Cuando se expone a golpes, calor, chispas, fricción, impacto ó por un manejo inadecuado. Oxidos de Nitrógeno son emitidos cuando el producto es quemado.
Temperatura de autoignición	PETN 190 C

SECCION V RUTAS DE ENTRADA / EFECTOS DE SOBREEXPOSICION	
Inlalación	El PETN puede bajar la presión sanguínea. El PETN es un vaso dilatador.
Ingestión	En caso de que ocurra, recibir atención médica

SECCION VI PROCEDMIENTOS DE EMERGENCIA Y PRIMEROS AUXILIOS	
Contacto con ojos	Lavar inmediatamente con abundante agua durante 15 min. Recibir atención médica si la irritación persiste.
Inhalación	Si los humos de la detonación son inhalados, mover a la persona a una área ventilada. Si no respira, dar respiración artificical. Consultar al médico.
Contacto con la piel	Lavar perfectamente con agua y jabón. Si ocurre irritación llamar al médico.
Ingestión	En caso de que ocurra, recibir atención médica.

SECCION VII DATOS DE REACTIVIDAD	
Estabilidad	Estable.
Condiciones a evitar	El Cordón Detonante puede detonar si es expuesto a excesivo calor, golpe, fricción, impacto ó descarga estática.
Incompatibilidad	Alcalis y ácidos.
Productos de descomposición	Al quemarse produce Oxidos de Ntrógeno. Evite respirar los humos de la quema ó detonanción
Polimerización Peligrosa	No ocurre

CORDON DETONANTE

SECCION VIII PROCEDIMIENTOS PARA DISPOSICION DE RESIDUOS	
Pasos a seguir en caso de derrames y/o residuos	Conocer los riesgos de fuego y explosión y precauciones de seguridad antes proceder con la limpieza Usar el equipo de protección personal adecuado. Alejar todas las fuentes de ignición del lugar. Los residuos pueden ser humedecidos usando una esponja. Almacenar todos los residuos recolectados en una área segura para su disposición final adecuada. Recolectar cuidadosamente todo el material en un lugar seguro y adecuado. La contaminación con arena, tierra y partículas de polvo lo hace más sensible para una detonación. Asegure la separaicón de material no contaminado.
Métodos de disposición de residuos	Los desechos ó residuos de este producto deberán almacenarse y manejarse de acuerdo a las regulaciones ambientales y de salud dispuestas por las Secretarías del gobierno Federal. El método preferido ó adecuado es la disposicón final por quema de los residuos en un sitio adecuado y que cumpla con los requisitos oficiales (quema ó detonación). Los nudos ó torceduras pueden causar una detonación cuando está sujeto a calor ó flema. Todo uso debe ser realizado por personal calificado.

SECCION X OTRAS PRECUACIONES	
Precauciones que deben ser tomadas para su manejo y almacenamiento	La transportación y almanecamiento deben cumplir con la NOM de las diferentes Secretarías de Gobierno. Almacenar apartándolo de fuentes de ignición. Evite calor, golpes e impactos.
otras precauciones	Leer instrucciones del fabricantes y adventencias acerca del producto.

HOJA DE DATOS DE SEGURIDAD

D E T A G E L

Compañía Industrial Hanka, S.A. de C.V.
Periférico Norte No. 5 Int. 12-Altos , Colonia Los Rosales, Hermosillo, Sonora.
Teléfonos: (62) 10-02-95, 10-08-02, Fax. 10-04-34

IDENTIFICACIÓN DEL PRODUCTO

Nombre del Producto:	DETAGEL
Nombre Químico:	No Aplicable
Sinónimos:	HIDROGELES
Familia química:	Explosivos
Fórmula:	Hidrogel
Descripción:	Agente Explosivo, tipo Hidrogel, sensible a un detonador.
Usos:	Utilizado en la Industrial de la Construcción, Minería y Cemento.

NFPA 704M: Salud 1 Salud 2 Reactividad 2 OXY-EXPLO

INGREDIENTES PELIGROSOS DEL PRODUCTO.

Ingredientes Peligrosos	%	NMP-CPT*	UN	CAS
Nitrato de Amonio	<65	N.A.	1942	6484-52-2
Nitrato de Sodio	<20	N.A.	1498	7631-99-4
Perclorato de sodio	<7	10 mg/m3	No listado	No listado
Acido Nitrico	<5	N.A.	No listado	No listado
Aluminio	<7	N.A.	No listado	No listado
Hexamine	<15	N.A.	No listado	No listado

NMP-CPT* = Nivel Máximo Permisible- Concentración Promedio Ponderada en el Tiempo 8 hrs (NOM-010-STPS-1993).

PROPIEDADES FISICAS Y QUIMICAS.

Estado físico:	Gelatinoso
Color:	Aluminio
Olor:	Ligero a aceite
Umbral de olor:	No disponible
Solubilidad:	Insoluble en agua
pH:	5.0 a 6.0
Peso molecular:	No aplicable
Gravedad específica:	1.0 a 1.3 (agua =1)
Punto de fusión:	No aplicable
Punto de ebullición:	No aplicable
Presión de vapor:	No aplicable
Densidad de vapor:	No aplicable
Coeficiente agua/aceite:	No disponible
Porcentaje de volatilidad:	Menor del 1.0%
Densidad a granel:	1000 a 1250 kg/m3
Sensibilidad al impacto:	No sensible al impacto de bala 3006
Poder explosivo (energía)	ASV 790-850 cals/grams.
Sensibilidad a estática:	No sensitivo

REACTIVIDAD

1. Estabilidad:	Bajo condiciones normales:	Estable
	Bajo condiciones de fuego:	Inflamable
	Polimerización peligrosa:	No ocurre
	Condiciones a evitar:	Altas temperaturas, fricción fuego.

2. Incompatibilidades:

Puede reaccionar al contacto con materiales altamente alcalinos.

3 Productos Peligrosos de Descomposición:

Se desprenden óxidos de carbono y nitrógeno como productos de descomposición térmica.

4 Precauciones Especiales:

No almacenar junto con iniciadores (fulminantes y detonadores).

HOJA DE DATOS DE SEGURIDAD
D E T A G E L

FUEGO Y EXPLOSION

Punto de inflamación: No aplicables
Temperatura de autoignición: 250 C del Nitrato de Amonio
Límites inflamables en aire: No aplicables

Medios de extinción de fuegos:
  NO DEBEN COMBATIRSE LOS INCENDIOS DONDE SE INVOLUCRE ESTE PRODUCTO
  Evacúe de inmediato a todo el personal del área de incendio.
Procedimiento para el combate de incendios:
  Para fuego pequeños en el material de empaque o equipo, utilizar agua y/o arena preparada con polvo químico (ABC)
  Utilizar equipo completo de bombero para protección personal, incluyendo respirador de cara completa
  con autocontenido.
  Mantener la posición en contra de la dirección del viento.
  La reducción rápida de la temperatura es fundamental. Asegurar una ventilación adecuada para disipar el calor
  y la generación de gases y/o vapores tóxicos.
Otros riesgos de fuego y explosión:
  Este producto es un Explosivo, con riesgo de detonación de masa.
Condiciones a evitar:
  Altas temperaturas, impacto, fricción y fuego.
Productos de la combustión:
  Oxidos de nitrógeno y azufre, monóxidos y bióxidos de carbono.

LIMITES RECOMENDABLES DE EXPOSICION PERSONAL

No hay límites de exposición laboral establecidos específicamente para este producto.
Véase la sección de "Ingredientes Peligrosos del Producto"

RIESGOS PARA LA SALUD.

Toxicidad:	Nitrato de Amonio:	Dosis Letal Media - LD50-(oral, rata)= 4,820 mg/kg.
	Diesel	Dosis Letal Media - LD50-(oral, rata)= 9.0 ml/kg.
		Concentración Letal Media-LC50-(piel, conejo)= 5 ml/kg.

Carcinogenicidad: Los ingredientes de este producto no están clasificados como cancerígenos por OSHA (Occupational)
             Safety and Health Administration), por IARC (International Agency for Research on Cancer), por
             ACGIH (American Conference or Govermmental Industrial Hygienists) ni por STPS (Secretaría del
             Trabajo y Previsión Social).

Efectos reproductivos: No se han reconocido efectos adversos sobre el sistema reproductor.
mutagenicidad: No hay evidencia de efectos mutagénicos.
Teratogenicidad: No hay evidencia de efectos teratogénicos ni de fetoxicidad

EFECTOS A LA SALUD: **TOXICO, IRRITANTE LIGERO.**

Rutas Primarias: Contacto con la piel, contacto con los ojos, inhalación e ingestión.

Inhalación: Puede producir irritación en nariz, garganta y bronquitis. Si la concentración de vapores de Diesel es
             elevada, se pueden presentar dolor de cabeza, náuseas y vómito.
Piel: El contacto repetido y prolongado puede producir irritación leve. No hay absorción a través de piel.
Ojos: El contacto con el producto puede causar irritación, enrojecimiento, lagrimeo y dolor (conjuntivitis).
Ingestión: La ingestión de grandes cantidades puede causar náusea, malestar y dolor abdominal.

Otros efectos: Si es ingerido, los nitratos pueden ser reducidos a nitritos por acción de las bacterias del tracto digestivo.
             Los signos y síntomas de la intoxicación por nitritos incluyen cianosis (debido a la formación de meta-
             hemoglobina), náuseas, mareo y aumento de la frecuencia cardiaca.
             La CIANOSIS se caracteriza por una coloración azul de la piel y de las membranas mucosas debido a la
             falta e oxigenación de los tejidos (hipoxia tisular).
             Las manifestaciones mayores de la intoxicación son: dolor de cabeza, debilidad, dificultad respiratoria,
             mareo, estupor y muerte debida a la falta de oxigenación de los tejidos.

Efectos Crónicos: Ninguno.

HOJA DE DATOS DE SEGURIDAD
D E T A G E L

PRIMEROS AUXILIOS

Inhalación: Remover a la víctima de la exposición a un lugar bien ventilado. Iniciar maniobras de resucitación cardio-pulmonar si no ya respiración ni pulso. La administración de oxígeno puede ser benéfica en esta situación, pero debe ser empleada sólo por personal entrenado. Obtener atención médica inmediata.

Piel: Lavar inmediatamente con jabón y agua corriente abundante (regadera) por un período mínimo de 15 minutos Retirar la ropa contaminada. Si hay irritación, repetir el lavado y enviar a un centro de atención médica.

Ojos: Lavar inmediatamente con agua corriente abundante, manteniendo los párpados abiertos, por un período mínimo de 15 a 20 minutos. Si hay irritación, repetir el lavado y obtener atención médica inmediata.

Ingestión: Si la víctima está despierta y no presenta convulsiones, lavar la boca y dar a tomar uno o dos vasos con agua para diluir el producto. NO inducir el vómito. Si ocurre el vómito espontáneo, hacer que la víctima mantenga la cabeza inclinada y de lado para evitar la aspiración del vómito; lavar la boca y administrar más agua. Trasladar inmediatamente a la víctima a un centro de atención médica.

Manejo Médico: Tratamiento sintomático y terapia de soporte.

MEDIDAS PREVENTIVAS

Las recomendaciones mencionadas en esta sección indican el tipo de equipos de protección contra la sobre-exposición a este producto. Las condiciones de uso, adecuaciones de ingeniería u otras medidas de control, deberán adaptarse a las necesidades específicas de protección en su lugar de trabajo.

Manejo del Producto: Este producto es un material explosivo y debe ser usado sólo bajo la supervisión de personal calificado.

Protección Respiratoria: Si se requiere, puede utilizarse un respirador con cartucho para gases/vapores orgánicos y filtro para polvos.
Protección de Piel: Guantes de cuero, neopreno o PVC y ropa de trabajo de algodón.
Protección de Ojos: Lentes o gafas de seguridad, cuando exista la posibilidad de contacto.
Otros Equipos: Regaderas de emergencia y de lavado ocular en áreas de manipulación y almacenamiento del producto.

Almacenamiento: Almacenar en un área bien ventilada, a temperatura ambiente, lejos de fuentes de calor, chispas o flamas. Mantener alejado de materiales incompatibles. Mantener las bolsas bien cerradas y no exponerlas a temperaturas por arriba de 49 C (120 F)

Otras Precauciones: Se recomienda asear las partes que hayan estado en contacto con el producto después de la manipulación del mismo. Tomar un baño completo después de la jornada de trabajo, es un buen código de práctica.

PROTECCION AMBIENTAL

Pasos que deben seguirse en caso de derrame o fuga:

AL SUELO O TIERRA: Si es posible, detener la descarga y contener el derrame. Recolectar el producto derramado con herramientas antichispa para su reuso/reproceso, o tratarlo con un agente neutralizante, recolectando posteriormente para su disposición final. Evitar las fuentes de ignición cercanas.

AL AGUA: Contener la descarga con un dique o por medio de la separación de efluentes. Neutralizar y recuperar para la disposición final.

En caso de derrames o fugas significantes, se deberá notificar a las autoridades correspondientes.

Efectos Ambientales: Puede ser peligroso si se permite la contaminación de los mantos acuíferos (agua potable). Es peligroso para la vida acuática en bajas concentraciones. Toxicidad del Nitrato de Amonio para los peces: 4.2 mg/L. Aumenta las bases nitradas del suelo y acuíferos, pudiendo alterarse la flora saprófita.

Sustancias Desactividoras: Agregar agua y jabón/detergente.

Disposición final de residuos: Los residuos o cualquier otro material contaminado deben ser incinerados o detonados en un sitio adecuado y bajo la vigilancia de un experto. En algunos casos, de acuerdo a la legislación vigente, se debe efectuar la detonación ante la presencia de personal de la Secretaría de la Defensa Nacional.

HOJA DE DATOS DE SEGURIDAD
D E T A G E L

LEGISLACION.

Este producto es un "explosivo" y se deberá cumplir con el "Reglamento para el Transporte Terrestre de Materiales y Residuos Peligrosos" de la Secretaría de Comunicaciones y Transporte, la "Ley Federal de Armas de Fuego y Explosivos" de la Secretaría de la Defensa Nacional, así como con las Normas Oficiales Mexicanas correspondientes:

Nombre para Transporte:	Explosivo para Voladuras Tipo "E"
Clase/División:	1.1. D Sustancias Explosivas.
	Sustancias que representan un riesgo de explosión de la totalidad de la masa; es decir que la explosión se extiende de manera prácticamente instantánea a casi toda la carga.
Identificación (UN):	0241
Grupo de Empaque:	II, Método E 8 -Recipientes de material impermeable en cajas de cartón.
Comunicación de Riesgo:	OXIDENTE, EXPLOSIVO, TOXICO, IRRITANTE (ojos y piel)

FUENTES DE INFORMACION.

1.RTECS (Registry of Toxic Effects or Chemical Substances).

> On-line search, Canadian Centre for Occupational Health and Safety; RTECS database, Vol. 1-V, 1991-1992 edition, Doris V. Sweet; Ed National Institute for Occupational Safety and Health; U.S. Dept. of Health and Human Services, Cincinnati, 1992.

2. MSDS Database Information.

> Canadian Centre for Occupational Health anda Safety. 250 Main St. East, Hamilton Ontario, Canada 1994

3. Ley General del Equilibrio Ecológico y la Protección al Ambiente.

> Secretaría de Desarrollo Social,; publicado en el Diario Oficial el 28 de Enero de 1988, México.

4. Reglamento para el Transporte Terrestre de Materiales y Residuos Peligrosos.

> Secretaría de Comunicaciones y Transportes; publicado en el Diario Oficial el 7 de Abril de 1993. México.

5. Ley Federal de Armas de Fuegoy Explosivos.

> Secretaría de la Defensa Nacional

La finalidad de este documento es la de servir como fuentes de información para los trabajadores y empleados, patrones, jefes de seguridad, médicos, higienistas y otros profesionales que puedieran necesitarla. No se pretende dar toda la información al respecto, sino los datos más importantes de una manera resumida.

PRIMADET

NOMBRE DEL FABRICANTE :	Cía. Mexicana de Mecha para minas, S.A. de C.V.
DIRECCION:	Zacatecas #120 Ote., Colonia Las Rosas, Gomez Palacio, Dgo. C.P. 35090
TELEFONO DE EMERGENCIA:	01-800-72-345

SECCION I   IDENTIFICACION DEL PRODUCTO

NOMBRE QUIMICO	N/A
NOMBRE COMERCIAL ó SINONIMOS	Nonel Primadet
No. O.N.U.	UN0360
CLASE	1.1 B
FAMILIA QUIMICA	N/A
USOS	Iniciador para voladuras en minería y construcción

SECCION II   INGREDIENTES PELIGROSOS

COMPONENTE	No.C.A.S.	PEL (OSHA)	TLV (ACGTH)
Tetranitrato de Pentaeritritol PETN	78-11-5	N/A	N/A
Azida de Plomo	13924-46-9	0.05 mgpb/m3	0.05 mgpb/m3
Cromato de Bario	10294-40-3	1 mg/ 10 m3	0.01 mgpb/m3 (CrIV insoluble)
Perclorato Potásico	7778-74-7	N/A	N/A
Cromato de Potasio	7758-97-6	1 mg/ 10 m3	0.01 mgpb/m3 (CrIV insoluble)
Silice	61790-53-2	6 mg/m3	2 mg/m3 vapores de Silice
Selenio	7782-49-2	0.2 mg/m3	0.2 mg/m3
Molibdeno	7439-98-7	10 mg/m3	10 mg/m3
Tungsteno	7440-33-7	N/A	5 mg/m3
Aluminio	7429-9-5	15 mg/m3 polvo	10 mg/m3
	7439-92-1	0.05 mg/m3	0.05 mg/m3
Silicio	7440-21-3	15 mg/m3 polvo total 5 mg en polvo respirable	10 mg/m3
Antimonio	7440-36-0	0.5 mg/m3	0.5 mg/m3

PRIMADET

SECCION III DATOS DATOS FISICOS	
Puntos de Ebullición:	
Cromato de Plomo	Descompone
Selenio	690 ^{0}C
Molibdeno	4825 ^{0}C
Tungsteno	5900 ^{0}C
Aluminio	2450 ^{0}C
Plomo	1620 ^{0}C
Gravedad Especifica:	
PETN	1.773
Perclorato de Potasio	2.52
Cromato de Plomo	6.3
Selenio	4.81-4.26
Molibdeno	10.28
Tungsteno	19.3 @ 20
Aluminio	2.70
Plomo	11.34
Cromato de Bario	4.5
Solubilidad en Agua:	
PETN	No
Azida de Plomo	Ligero
Perclorato Potásico	Si
Cromato de Plomo	No.
Molibdeno	No.
Aluminio	No.
Plomo	No.
Cromato de Bario	No.
% Volátiles	N/A
Rango de Evaporación	N/A
Densidad de Vapor	N/A
Apariencia y Olor	Casquillo de aluminio con carga explosiva y tubo iniciador

SECCION IV DATOS DE RIESGO DE FUEGOS Y EXPLOSION	
Procedimientos especiales para combatir fuego	NO CAMBATIR FUEGOS DONDE SE IMPLIQUEN EXPLOSIVOS. AISLAR EL AREA. EVACUAR AL PERSONAL A UN LUGAR SEGURO
Medio de Extinción	No cambatir fuegos que impliquen explosivos. El agua puede aplicarse mediante un Sistema de Rociadores Automáticos, de tal manera que no se necesite la presencia de ningún persona para que el sistema entre en operación.
Riesgo de fuego y combustión No Usuales	La mecha encendida puede causar quemaduras térmicas. Los gases desprendidos son: Oxidos de Carbon, Nitrógeno, Potasio y Azufre. Enciende por calor, flama vigorosa ó materiales incande-centes.
Temperatura de autoignición	N/A.

PRIMADET

SECCION V RUTAS DE ENTRADAS / EFECTOS DE SOBREEXPOSICION	
Contacto con ojos	Los polvos pueden causar irritación ó dañar la córnea.. Lavar inmediatamente con abundante agua durante 15 min. Recibir atención médica si la irritación persiste.
Inhalación	El respirar polvos ó vapores pueden causar irritación nasal y respiratoria. El PETN puede bajar la presión sanguínea, es un vaso dilatador. La exposición a altos niveles de plomo puede causar síntomas agudos ó crónicos que van desde irritación de los ojos y piel a daño permanente del cerebro, vómito, convulsiones. El plomo está clasificado como un carcinógeno animal y los compuestos insolubles de CrIV está confirmado como un carcinógeno en humanos. Recibir atención médica.
Contacto con la piel	El contenido de este producto presenta bajo riesgo de contacto con la piel, ingestión e inhalación de los constituyentes químicos durante su manejo normal. El personal podría estar expuesto por los productos durante la detonación de la unidad y limpieza posterior.
Ingestión	El antimonio es venenoso por ingestión. Los crómatos pueden causar daños al riñón y al higado. El bario es venenoso por ingestión.

SECCION VI PROCEDMIENTOS DE EMERGENCIA Y PRIMEROS AUXILIOS	
Contacto con ojos	Lavar inmediatamente con abundante agua durante 15 min. Recibir atención médica si la irritación persiste.
Inhalación	Si los humos de la detonación son inhalados, mover a la persona a una área ventilada. Si no respira, dar respiración artifical y/o oxígeno. Consultar al médico.
Contacto con la piel	Lavar perfectamente con agua y jabón. Si ocurre irritación llamar al médico.
Ingestión	En caso de que ocurra, recibir atención médica.

SECCION VII DATOS DE REACTIVIDAD	
Estabilidad	Estable, bajo condiciones normales.
Condiciones a evitar	Golpes, fricción, impacto, calor excesivo, etc.
Incompatibilidad	Con ácidos y álcalis.
Productos de descomposición	Descomposición por calor. Los gases producidos se mencionan en la Seccion IV. Las partículas, incluyendo los metales de la Sección II, pueden ser desprendidos y transportados por el aire.
Polimerización Peligrosa	No ocurre

PRIMADET

SECCION VIII PROCEDIMIENTOS PARA DISPOSICION DE RESIDUOS	
Pasos a seguir en caso de derrames y/o residuos	Los residuos de los fulminantes son clasificados como residuos Peligrosos. Cualesquier residuo debe ser almacenados y manejado de acuerdo a las regulaciones del gobierno estatal, municipal ó federal. Cualquier tratamiento de los residuos debe ser aplicado por personal calificado. El método preferido para la disposición final de los residuos es la detonación en una cámara.La detonación abierta (sin confinación) de los residuos de los fulminantes, puede ocasionar el desprendimiento de partículas de plomo. La quemada de los residuos de los fulminantes puede resultar en detonación y no se recomienda. Cualquier tratamiento de residuos de los fulminantes, debe ser realizado por personal calificado. Los detonadores contienen azida de plomo; si en el caso de cualquier evento hay pérdida de polvo por el rompimiento del casquillo, todo el material debe ser tratado con una solución al 10% de Nitrato Cérico de Amonio. Esto descompone químicamente la azida de plomo, pero el PETN y pirótecnicos, permanecen reactivos y todos los residuos deben considerarse explosivos contaminados hasta la disposicion correcta de los residuos. Solamente personal calificado debe realizar estas operaciones.

SECCION IX INFORMACION DE PROTECCION ESPECIAL	
Protección respiratoria	Ver inhalación. Un respirador de presión negativa con dos cartuchos de alta eficiencia para polvos, partículas y vapores debe ser usado en la exposición si se encuentra entre 50 y 500 microgramos de Pb por metro cúbico de aire. Un respirador purificador de aire de alta potencia ú otra forma de respirador de alta eficiencia, debe ser usado para exposiciones donde los niveles excedan 500 mg/m3.
Ventilación	El producto puede usarse en minas a cielo y subterráneas. No es necesaria la ventilación especial cuando se usa a cielo abierto, pero debe de proveerse ventilación mecánica cuando el producto es usado en operaciones subterráneas.
Guantes protectores	No se requiere para uso normal. Los guantes deben usarse durante la limpieza posterior a las operaciones.
Protección de ojos	Lentes de seguridad con protección lateral.
Otra protección	Ninguna.

HOJA DE DATOS DE SEGURIDAD
E M U L S I O N
Compañía Industrial Hanka, S.A. de C.V.
Periférico Norte No. 5 Int. 12-Altos , Colonia Los Rosales, Hermosillo, Sonora.
Teléfonos: (62) 10-02-95, 10-08-02, Fax. 10-04-34
En caso de emergencia química (derrame, fuga, fuego, accidente) comunicarse
al SEQIT (día y noche) : 01-800-00214-00, en México, D.F. : 01 5575-08-38

IDENTIFICACIÓN DEL PRODUCTO

Nombre del Producto:	EMULSION
Nombre Químico:	No Aplicable
Sinónimos:	Alto Explosivo
Familia química:	Explosivos
Fórmula:	Mezcla
Descripción:	Agente Explosivo, tipo Emulsión, sensible a un detonador.
Usos:	Utilizado en la Industria de la Construcción, Minería y Cemento.

NFPA 704M:	Salud	1	Salud	2	Reactividad	2	OXY-EXPLO

INGREDIENTES PELIGROSOS DEL PRODUCTO.

Ingredientes Peligrosos	%	NMP-CPT*	UN	CAS
Nitrato de Amonio	72 - 74	N.A.	1942	6484-52-2
Microesferas	< 5	10 mg/m3	No listado	No listado
Otros aditivos	0 - 20	N.A.	No listado	No listado

NMP-CPT* = Nivel Máximo Permisible- Concentración Promedio Ponderada en el Tiempo 8 hrs (NOM-010-STPS-1993).

PROPIEDADES FISICAS Y QUIMICAS.

Estado físico:	Liquido muy viscoso
Color:	Rosa o ambar
Olor:	Ligero a aceite
Umbral de olor:	No disponible
Solubilidad:	Insoluble en agua
pH:	5.0 a 6.0
Peso molecular:	No aplicable
Gravedad específica:	1.0 a 1.2 (agua =1)
Punto de fusión:	No aplicable
Punto de ebullición:	No aplicable
Presión de vapor:	No aplicable
Densidad de vapor:	No aplicable
Coeficiente agua/aceite:	No disponible
Porcentaje de volatilidad:	Menor del 1.0%
Densidad a granel:	1000 a 1150 kg/m3
Sensibilidad al impacto:	No sensible al impacto de bala 3006
Poder explosivo (energía)	ASV 800 cals/grams.
Sensibilidad a estática:	No sensitivo

REACTIVIDAD

1. Estabilidad:	Bajo condiciones normales:	Estable
	Bajo condiciones de fuego:	Inflamable
	Polimerización peligrosa:	No ocurre
	Condiciones a evitar:	Altas temperaturas, fricción fuego.

2. Incompatibilidades:
Puede reaccionar al contacto con materiales altamente alcalinos.

3 Productos Peligrosos de Descomposición:
Se desprenden óxidos de carbono y nitrógeno como productos de descomposición térmica.

4 Precauciones Especiales:
No almacenar junto con iniciadores (fulminantes y detonadores).

HOJA DE DATOS DE SEGURIDAD
E M U L S I O N

FUEGO Y EXPLOSION

Punto de inflamación:	No aplicable
Temperatura de autoignición:	250 C del Nitrato de Amonio
Límites inflamables en aire:	No aplicable

Medios de extinción de fuegos:
NO DEBEN COMBATIRSE LOS INCENDIOS DONDE SE INVOLUCRE ESTE PRODUCTO
Evacúe de inmediato a todo el personal del área de incendio.

Procedimiento para el combate de incendios:
Para fuego pequeños en el material de empaque o equipo, utilizar agua y/o arena preparada con polvo químico (ABC)
Utilizar equipo completo de bombero para protección personal, incluyendo respirador de cara completa
con autocontenido.
Mantener la posición en contra de la dirección del viento.
La reducción rápida de la temperatura es fundamental. Asegurar una ventiliacón adecuada para disipar el calor
y la generación de gases y/o vapores tóxicos.

Otros riesgos de fuego y explosión:
Este producto es un Explosivo, con riesgo de detonación de masa.

Condiciones a evitar:
Altas temperaturas, impacto, fricción y fuego.

Productos de la combustión:
Oxidos de nitrógeno y azufre, monóxidos y bióxidos de carbono.

LIMITES RECOMENDABLES DE EXPOSICION PERSONAL

No hay límites de exposición laboral establecidos específicamente para este producto.
Véase la sección de "Ingredientes Peligrosos del Producto"

RIESGOS PARA LA SALUD.

Toxicidad:	Nitrato de Amonio:	Dosis Letal Media - LD50-(oral, rata)= 4,820 mg/kg.
	Diesel	Dosis Letal Media - LD50-(oral, rata)= 9.0 ml/kg.
		Concentración Letal Media-LC50-(piel, conejo)= 5 ml/kg.

Carcinogenicidad: Los ingredientes de este producto no están clasificados como cancerígenos por OSHA (Occupational)
Safety and Health Administration), por IARC (International Agency for Research on Cancer), por
ACGIH (American Conference or Govermmental Industrial Hygienists) ni por STPS (Secretaría del
Trabajo y Previsión Social).

Efectos reproductivos:	No se han reconocido efectos adversos sobre el sistema reproductor.
mutagenicidad:	No hay evidencia de efectos mutagénicos.
Teratogenicidad:	No hay evidencia de efectos teratogénicos ni de fetoxicidad

EFECTOS A LA SALUD: **TOXICO, IRRITANTE LIGERO.**

Rutas Primarias: Contacto con la piel, contacto con los ojos, inhalación e ingestión.

Inhalación: Puede producir irritación en nariz, garganta y bronquitis. Si la concentración de vapores de Diesel es
elevada, se pueden presentar dolor de cabeza, náuseas y vómito.

Piel: El contacto repetido y prolongado puede producir irritación leve. No hay absorción a través de piel.

Ojos: El contacto con el producto puede causar irritación, enrojecimiento, lagrimeo y dolor (conjuntivitis).

Ingestión: La ingestión de grandes cantidades puede causar náusea, malestar y dolor abdominal.

Otros efectos: Si es ingerido, los nitratos pueden ser reducidos a nitritos por acción de las bacterias del tracto digestivo.
Los signos y síntomas de la intoxicación por nitritos incluyen cianosis (debido a la formación de metahemoglobina), náuseas, mareo y aumento de la frecuencia cardiaca.
La CIANOSIS se caracteriza por una coloración azul de la piel y de las membranas mucosas debido a la
falta e oxigenación de los tejidos (hipoxia tisular).
Las manifestaciones mayores de la intoxicación son: dolor de cabeza, debilidad, dificultad respiratoria,
mareo, estupor y muerte debida a la falta de oxigenación de los tejidos.

Efectos Crónicos: Ninguno.

HOJA DE DATOS DE SEGURIDAD
E M U L S I O N

PRIMEROS AUXILIOS

Inhalación:	Remover a la víctima de la exposición a un lugar bien ventilado. Iniciar maniobras de resucitación cardio-pulmonar si no ya respiración ni pulso. La administración de oxígeno puede ser benéfica en esta situación, pero debe ser empleada sólo por personal entrenado. Obtener atención médica inmediata.
Piel:	Lavar inmediatamente con jabón y agua corriente abundante (regadera) por un período mínimo de 15 minutos Retirar la ropa contaminada. Si hay irritación, repetir el lavado y enviar a un centro de atención médica.
Ojos:	Lavar inmediatamente con agua corriente abundante, manteniendo los párpados abiertos, por un período mínimo de 15 a 20 minutos. Si hay irritación, repetir el lavado y obtener atención médica inmediata.
Ingestión:	Si la víctima está despierta y no presenta convulsiones, lavar la boca y dar a tomar uno o dos vasos con agua para diluir el producto. NO inducir el vómito. Si ocurre el vómito espontáneo, hacer que la víctima mantenga la cabeza inclinada y de lado para evitar la aspiración del vómito; lavar la boca y administrar más agua. Trasladar inmediatamente a la víctima a un centro de atención médica.
Manejo Médico:	Tratamiento sintomático y terapia de soporte.

MEDIDAS PREVENTIVAS

Las recomendaciones mencionadas en esta sección indican el tipo de equipos de protección contra la sobre-exposición a este producto. Las condiciones de uso, adecuaciones de ingeniería u otras medidas de control, deberán adaptarse a las necesidades específicas de protección en su lugar de trabajo.

Manejo del Producto:	Este producto es un material explosivo y debe ser usado sólo bajo la supervisión de personal calificado.
Protección Respiratoria:	Si se requiere, puede utilizarse un respirador con cartucho para gases/vapores orgánicos y filtro para polvos.
Protección de Piel:	Guantes de cuero, neopreno o PVC y ropa de trabajo de algodón.
Protección de Ojos:	Lentes o gafas de seguridad, cuando exista la posibilidad de contacto.
Otros Equipos:	Regaderas de emergencia y de lavado ocular en áreas de manipulación y almacenamiento del producto.
Almacenamiento:	Almacenar en un área bien ventilada, a temperatura ambiente, lejos de fuentes de calor, chispas o flamas. Mantener alejado de materiales incompatibles.
Otras Precauciones:	Se recomienda asear las partes que hayan estado en contacto con el producto después de la manipulación del mismo. Tomar un baño completo después de la jornada de trabajo, es un buen código de práctica.

PROTECCION AMBIENTAL

Pasos que deben seguirse en caso de derrame o fuga:

AL SUELO O TIERRA:	Si es posible, detener la descarga y contener el derrame. Recolectar el producto derramado con herramientas antichispa para su reuso/reproceso, o tratarlo con un agente neutralizante, recolectando posteriormente para su disposición final. Evitar las fuentes de ignición cercanas.
AL AGUA:	Contener la descarga con un dique o por medio de la separación de efluentes. Neutralizar y recuperar para la disposición final.

En caso de derrames o fugas significantes, se deberá notificar a las autoridades correspondientes.

Efectos Ambientales:	Puede ser peligroso si se permite la contaminación de los mantos acuíferos (agua potable). Es peligroso para la vida acuática en bajas concentraciones. Toxicidad del Nitrato de Amonio para los peces: 4.2 mg/L. Aumenta las bases nitradas del suelo y acuíferos, pudiendo alterarse la flora saprófita.
Sustancias Desactividoras:	Agregar agua y jabón/detergente.
Disposición final de residuos:	Los residuos o cualquier otro material contaminado deben ser incinerados o detonados en un sitio adecuado y bajo la vigilancia de un experto. En algunos casos, de acuerdo a la legislación vigente, se debe efectuar la detonación ante la presencia de personal de la Secretaría de la Defensa Nacional.

LEGISLACION.

Este producto es un "explosivo" y se deberá cumplir con el "Reglamento para el Transporte Terrestre de Materiales y Residuos Peligrosos"
de la Secretaría de Comunicaciones y Transporte, la "Ley Federal de Armas de Fuego y Explosivos" de la Secretaría de la Defensa Nacional,
así como con las Normas Oficiales Mexicanas correspondientes:

Nombre para Transporte:	Explosivo para Voladuras Tipo "E"
Clase/División:	1.5. D Sustancias Explosivas.
	Sustancias que representan un riesgo de explosión de la totalidad de la masa; es decir
	que la explosión se extiende de manera prácticamente instantánea a casi toda la carga.
Identificación (UN):	0332
Grupo de Empaque:	II, Líquido muy viscoso contenido en un tanque métalico provisto de válvula.
Comunicación de Riesgo:	OXIDENTE, EXPLOSIVO, TOXICO, IRRITANTE (ojos y piel)

FUENTES DE INFORMACION.

1.RTECS (Registry of Toxic Effects or Chemical Substances).

On-line search, Canadian Centre for Occupational Health and Safety; RTECS database, Vol. 1-V,
1991-1992 edition, Doris V. Sweet; Ed National Institute for Occupational Safety and Health;
U.S. Dept. of Health and Human Services, Cincinnati, 1992.

2. MSDS Database Information.

Canadian Centre for Occupational Health anda Safety. 250 Main St. East, Hamilton Ontario, Canada 1994

3. Ley General del Equilibrio Ecológico y la Protección al Ambiente.

Secretaría de Desarrollo Social,; publicado en el Diario Oficial el 28 de Enero de 1988, México.

4. Reglamento para el Transporte Terrestre de Materiales y Residuos Peligrosos.

Secretaría de Comunicaciones y Transportes; publicado en el Diario Oficial el 7 de Abril de 1993. México.

5. Ley Federal de Armas de Fuegoy Explosivos.

Secretaría de la Defensa Nacional

La finalidad de este documento es la de servir como fuentes de información para los trabajadores y empleados, patrones, jefes de
seguridad, médicos, higienistas y otros profesionales que puedieran necesitarla. No se pretende dar toda la información al respecto,
sino los datos más importantes de una manera resumida.

MECHA DE SEGURIDAD SWORD

NOMBRE DEL FABRICANTE :	Cía. Mexicana de Mecha para minas, S.A. de C.V.
DIRECCION:	Zacatecas #120 Ote., Colonia Las Rosas, Gomez Palacio, Dgo. C.P. 35090
TELEFONO DE EMERGENCIA:	01-800-72-345

SECCION I   IDENTIFICACION DEL PRODUCTO

NOMBRE QUIMICO	N/A
NOMBRE COMERCIAL ó SINONIMOS	Mecha de seguridad
No. O.N.U.	UN0105
CLASE	1.4 S
FAMILIA QUIMICA	N/A
USOS	Iniciador de fulminantes para voladuras en minería y construcción

SECCION II   INGREDIENTES PELIGROSOS

COMPONENTE	No.C.A.S.	PEL (OSHA)	TLV (ACGTH)
Asfalto	8052-42-4	N/A	5 mg/m3
Carbón	64365-11-3	3.5 mg/m3	3.5 mg/m3
Polietileno	9002-88-4	N/A	N/A
Dióxido de Titanio	13463-67-7	10 mg/m3	10 mg/m3
Azufre	7704-34-9	N/A	N/A
Nitrato de Potasio	7757-79-1	N/A	N/A

SECCION III DATOS   DATOS FISICOS

Punto de Ebullición		N/A
Presión de Vapor		N/A
Densidad de Vapor		N/A
Solubilidad en Agua:		
	Carbón	No
	Polietileno	No
	Dióxido de Titanio	No
	Azufre	No
	Nitrato de Potasio	Si
Gravedad Específica		N/A
Rango de Evaporación		N/A
Punto de Fusión	**PETN**	N/A
Apariencia y Olor del producto		Cordón flexible de color blanco con ligero olor a parafina.

MECHA DE SEGURIDAD SWORD

SECCION IV DATOS DE RIESGO DE FUEGOS Y EXPLOSION	
Procedimientos especiales para combatir fuego	NO CAMBATIR FUEGOS DONDE SE IMPLIQUEN EXPLOSIVOS. AISLAR EL AREA. EVACUAR AL PERSONAL A UN LUGAR SEGURO
Medio de Extinción	No cambatir fuegos que impliquen explosivos. El agua puede aplicarse mediante un Sistema de Rociadores Automáticos, de tal manera que no se necesite la presencia de ningún persona para que el sistema entre en operación.
Riesgo de fuego y combustión No Usuales	La mecha encendida puede causar quemaduras térmicas. Los gases desprendidos son: Oxidos de Carbon, Nitrógeno, Potasio y Azufre. Enciende por calor, Flama vigorosa ó materiales incandecentes.
Temperatura de autoignición	N/A.

SECCION V EFECTOS A LA SALUD POR SOBREEXPOSICION Y PRIMEROS AUXILIOS	
La pólvora está contenida dentro de las trenzas de yute.	Manejar la mecha sin guantes puede resultar en una exposicion ligera.
Contacto con ojos	Los polvos pueden causar irritación. Lavar inmediatamente con abundante agua durante 15 min. Recibir atención médica si la irritación persiste.
Inhalación	El respirar polvos ó vapores pueden causar irritación nasal y respiratoria. Si los humos de combustión son inhalados, mover a la persona a una área ventilada con aire fresco. Si no respira, dar respiración artificial. Si resopira con dificultad, dar oxígeno. Recibir atención médica.
Contacto con la piel	Aquí existe una posibilidad lejana de irritación de la piel para individuos con piel sensible. Lavar cuidadosamente con agua y Jabón Si ocurre irritación llamar al médico.
Ingestión	Moderadamente tóxico por ingestión, recibir atención médica.

SECCION VI DATOS DE REACTIVIDAD	
Estabilidad	Estable en condiciones normales de almacenamiento.
Condiciones a evitar	Se vuelve inestable con el calor excesivo.
Incompatibilidad	Oxidantes fuertes, álcalis y ácidos.
Productos de descomposición	Descomposición por calor. Los gases producidos se mencionan en la Seccion IV.
Polimerización Peligrosa	No ocurre

MECHA DE SEGURIDAD SWORD

SECCION VII PROCEDIMIENTOS PARA DISPOSICION DE RESIDUOS	
Pasos a seguir en caso de derrames y/o residuos	Los residuos de Mecha de Seguridad deben ser almacenados y manejados de acuerdo a las regulaciones del gobierno estatal, municipal ó federal. Cualquier tratamiento de los residuos debe ser aplicado por personal calificado. El método preferido para la disposición final de los residuos es el de quemado en un lugar controlado que cuente con las licencias correspondientes. El quemarla a cielo abierto sin control, puede generar los gases de combustión descritos en la Sección IV.

SECCION VIII INFORMACION DE PROTECCION ESPECIAL	
Protección respiratoria	Un respirador con filtros para niebla, vapores, gases, humos y polvos aprobados por OSHA/NIOSH.
Ventilación	El producto puede usarse en minas a cielo y subterráneas. No es necesaria la ventilación especial cuando se usa a cielo abierto, pero debe de proveerse ventilación mecánica cuando el producto es usado en operaciones subterráneas.
Guantes protectores	N/A.
Protección de ojos	Lentes de seguridad con protección lateral.
Otra protección	Ninguna.

SECCION IX OTRAS PRECAUCIONES	
Precauciones que deben ser tomadas para su manejo y almacenamiento.	La transportación debe realizarse de acuerdo a las regulaciones estatales, municipales y/o federales. Almacenar lejos de fuentes de ignición.
Otras precauciones	Refiérase a las instrucciones del fabricante.

APENDICE V

II.5. Generación, manejo y disposición de residuos.

II.5.1. Generación de residuos peligrosos.
NO SE GENERARAN RESIDUOS PELIGROSOS APARTE DE LOS ACEITES DE DESECHO.

Indicar, en la tabla 11, todos los residuos peligrosos que serán generados.
Tabla 11. Residuos peligrosos.
ACEITES DE DESECHO, 50 LITROS POR SEMANA.

II.5.2. Generación de residuos no peligrosos.
*Domésticos y sanitarios.
SE GENERARAN RESIDUOS SÓLIDOS DOMESTICOS POR 30 KILOGRAMOS POR SEMANA. LOS RESIDUOS SANITARIOS SE DEPOSITARAN EN LAS LETRINAS QUE SE RENTARAN.

* Orgánicos: material vegetal, residuos orgánicos de animales, etcétera.
NO SE GENERARAN.

* Reutilizables y/o reciclables: papel y cartón, plásticos, metálicos, etcétera.
SE GENERARA ACEITE LUBRICANTE RESIDUAL EN UN VOLUMEN DE 50 LITROS POR SEMANA, LA PERIODICIDAD DE MANTENIMIENTO PREVENTIVO MENSUAL.

* Estado físico.
EN TODO LOS CASOS LOS RESIDUOS DOMESTICOS SON SÓLIDOS. EN EL CASO DE ACEITES LUBRICANTES EL ESTADO FISICO ES LIQUIDO.

En el caso de los residuos de preparación del sitio y construcción, se indicará la cantidad total que se espera generar. Para los residuos de otros procesos industriales, de las oficinas, y los de tipo doméstico o sanitario, se anotará la cantidad que se espera generar por unidad de tiempo. Se pueden utilizar tablas para desarrollar esta sección.
NO SE GENERARAN RESIDUOS DE PREPARACION DEL SITIO Y CONSTRUCCION.

II.5.3. Manejo de residuos peligrosos y no peligrosos.

En esta sección describirá el manejo de los residuos, desde su generación hasta la disposición final o aprovechamiento. Puede apoyarse con diagramas de flujo.

LOS RESIDUOS DOMESTICOS SE TRASLADARAN AL TIRADERO MUNICIPAL DE GUADALUPE DE URES, SONORA EN BOLSAS DE PLASTICO Y EN CAMIONETAS PROPIEDAD DEL PROMOVENTE, PREVIA ANUENCIA. SE ACLARA QUE LOS RESIDUOS DOMESTICOS EN NINGUN CASO SE CONSIDERAN COMO PELIGROSOS. EN EL CASO DE ACEITES RESIDUALES SE ALMACENARAN EN UN SITIO (CONFORME A LO QUE MARQUE LA LEY GENERAL DE EQUILIBRIO ECOLOGICO Y PROTECCION AL AMBIENTE) TEMPORALMENTE EN CONTENEDORES DE PLASTICO Y/O METALICO CON CAPACIDAD DE 200 LITROS.

II.5.4. Sitios de disposición final.

Indicar la ubicación y las coordenadas de los sitios donde se dispondrán los residuos no peligrosos. En el caso de los confinamientos y rellenos sanitarios, se indicará la empresa o autoridad responsable del sitio. Indicar si se contemplan sitios alternativos de depósito y la ubicación de éstos.

SE DEPOSITARAN EN EL TIRADERO MUNICIPAL DE GUADALUPE DE URES, SONORA.

1. Confinamientos de residuos peligrosos.

Indicar el nombre del confinamiento, el nombre de la empresa responsable (cuando éste no coincide con el nombre del confinamiento) y ubicación del sitio donde se confinarán los residuos peligrosos generados por el proyecto.

EL ACEITE RESIDUAL LO DISPONDRA PARA EL ENVIO AL CONFINAMIENTO LA COMPAÑÍA QUE SURTA EL ACEITE LUBRICANTE.

2. Sitios de tiro (cañadas, barrancas, etcétera).

Indicar:

NO APLICA.

3. Tiraderos municipales.

SE UTILIZARA EL EXISTENTE EN GUADALUPE DE URES, SONORA, EL CUAL SE LOCALIZA A 14 KM. APROXIMADAMENTE DE LA ZONA DEL PROYECTO. LOS RESIDUOS SÓLIDOS DOMESTICOS SE TRANSPORTARAN EN BOLSAS DE PLASTICO ADECUADAS Y EN UNA UNIDAD PROPIEDAD DEL PROMOVENTE, ESTOS RESIDUOS SE ALMACENARAN TEMPORALMENTE EN CONTENEDORES METALICOS O PLASTICOS CON CAPACIDAD DE 200 LITROS Y EN SU INTERIOR TENDRAN BOLSAS DE PLASTICO PARA FACILITAR SU MANEJO Y TRASLADO AL RELLENO SANITARIO.

4. Rellenos sanitarios.

NO APLICA.

5. Presa de jales.

NO APLICA.

6. Otros.
NO SE CONTEMPLA.

II.5.5.2. Lodos.
NO APLICA.

II.5.5.3. Disposición final (incluye aguas de origen pluvial).
Describir e identificar las descargas de aguas residuales por origen (proceso, sanitarias, mixtas, pluviales, etc.) de las instalaciones, sus características químicas, físicas y biológicas esperadas en cada uno de los efluentes, así como los tóxicos que pueden contener cada uno de los efluentes. Identificar el punto de origen del tóxico.
NO APLICA TOXICIDAD EN LAS DESCARGAS. EN EL CASO DE LAS DESCARGAS SANITARIAS, ESTAS SE HARAN EN LETRINAS DE ACUERDO A LO ESTABLECIDO EN LAS NOM EMITIDAS POR LA CNA.

2. Aislamiento de acuíferos.
Indicar si se considera la construcción de obras para el aislamiento de acuíferos tanto superficiales como subterráneos. En caso afirmativo, describirlas.
NO APLICA.

3. Suelo y subsuelo.
SE RESGUARDARA LA CAPA EDAFICA (DONDE APLIQUE) PARA ACTIVIDADES DE REGENERACION DE VEGETACION NATIVA.

4. Estimación de perfiles de dilución.
En caso de que corresponda, en este punto se anexarán los resultados y la memoria de cálculo. Asimismo, especificar el modelo aplicado, sus supuestos y la verificación del cumplimento de los mismos.
NO APLICA.

5. Drenajes.
Describir las redes de drenaje, los volúmenes estimados de generación y la disposición final de las aguas de origen:
–Pluviales.
–De proceso.
–Sanitarias.
–Otras.
EN EL CASO DE LAS DESCARGAS SANITARIAS, ESTAS SE HARAN EN LETRINAS DE ACUERDO A LO ESTABLECIDO EN LAS NOM EMITIDAS POR LA CNA.
LAS DE PROCESO DE HARAN EN UNA PRESA DE JALES QUE SERVIRA COMO ASENTAMIENTO DE LOS SOLIDOS SUSPENDIDOS, PARA SU POSTERIOR USO EN EL PROCESO COMO AGUA RECICLADA.

II.5.6. Generación y emisión de sustancias a la atmósfera.
II.5.6.2. Características de la emisión.
Indicar, para todas y cada una de las emisiones que se prevé serán generadas:
−El nombre de la(s) sustancia(s) y la etapa en que se emitirán.
GASES DE COMBUSTION Y POLVO GENERADO POR ACARREO.

−El volumen o cantidad a emitir por unidad de tiempo.
LAS CANTIDADES POR DIA NO SE PUEDEN CUANTIFICAR, HASTA ENTRAR EN LA ETAPA DE OPERACIÓN.

−El número de horas de emisión por día.
SE ESTIMA SERA DE 8 HORAS POR DIA EN EL ACARREO.
−La periodicidad de la emisión (por ejemplo, una vez a la semana, diario, etcétera).
DIARIO, EN PERIODOS DE 8 A 12 HORAS EN LA FASE MAXIMA DE PRODUCCION.

−Si es peligrosa o no y, en su caso, las características que la hacen peligrosa.
NO.

−Fuente de generación y el punto de emisión.
CAMINOS DE ACCESO Y ACARREO.

II.5.6.2. Identificación de las fuentes.
Identificar en un listado, en un diagrama de flujo del proceso y un plano, todas las fuentes generadoras de emisiones contaminantes a la atmósfera que proceden de fuentes fijas.
LAS FUENTES FIJAS QUE PRODUCIRA EMISIONES A LA ATMOSFERA SOLO ES EL EQUIPO DE CARGA DE MATERIAL, CONSIDERANDO QUE LA MAQUINARIA Y EQUIPO ES PORTATIL.

II.5.6.3. Prevención y control.
Describir el programa de prevención y control de emisiones así como de monitoreo, así como el equipamiento para minimizar, controlar y medir las emisiones.
EN EL CASO DE LAS EMISIONES DE POLVO, EN LOS CAMINOS DE ACCESO Y ACARREO SE LE DARA MANTENIMIENTO CONSTANTE PARA EVITAR EL LEVANTAMIENTO INNECESARIO DE POLVO CAUSADO POR EL TRAFICO DE VEHICULOS, AUN CUANDO NO SERA CONSTANTE EL PASO DE ESTOS.

II.5.6.4. Modelo de dispersión.
En caso de presentar un modelo de dispersión de contaminantes a la atmósfera, deberá incluirse la memoria de cálculo, los supuestos y límites del modelo, así como la verificación de que los supuestos del modelo matemático se cumplieron.
NO SE CONTEMPLA POR LA SIMPLICIDAD DE LA OPERACIÓN.

II.5.7. Contaminación por ruido, vibraciones, energía nuclear, térmica o luminosa.
En lo que respecta a la contaminación por ruido, incluir la siguiente información:

a) Intensidad en decibeles y duración del ruido en cada una de las actividades del proyecto.
EXPLOTACION DEL MATERIAL:
1.- EQUIPO DE ACARREO Y CARGA 80-85 DECIBELES 8 HORAS AL DIA.
EN EL AREA DE PROCESO (BENEFICIO) DE 70 - 80 Db POR 8 HORAS DIARIAS.

c)   Fuentes emisoras de ruido de fondo (maquinaria pesada, explosivos).
EN EL CASO DE LA MAQUINARIA PESADA Y LA DE ACARREO.

d) Dispositivos de control de ruido (ubicarlos y describirlo).
NO EXISTEN DISPOSITIVOS DE AMORTIGUAMIENTO DE RUIDO EN EL EQUIPO, POR LO QUE SE DOTARA DE PROTECCION AL PERSONAL QUE LABORE EN EL AREA DE EXPLOTACION, ASI COMO A LOS OPERADORES DE MAQUINARIA PESADA.

II.6. Planes de prevención y respuesta a las emergencias ambientales que puedan presentarse en las distintas etapas.
II.6.1. Identificación.
Indicar qué tipo de accidentes podrían presentarse durante las diversas etapas del proyecto.
DADO EL TIPO DE PROYECTO Y DE LOS CONTROLES A IMPLEMENTARSE, LOS POSIBLES ACCIDENTES SERIAN AQUELLOS PRODUCIDOS POR DESCUIDO O FALTA DE PRECAUCION, TALES COMO LA RESISTENCIA A UTILIZAR EL EQUIPO DE SEGURIDAD O EL USO DE ROPA SUELTA. ADEMAS, EN EL MANEJO DE MATERIA PRIMA (MINERAL) SERIAN LOS LIGADOS A LA FALTA DE PRECAUCION EN EL MANEJO DEL EQUIPO DE CARGA Y DESCARGA.
RELATIVO AL DERRAME DE HIDROCARBURO (DIESEL), PUEDE PRESENTARSE DERRAMES O ROTURAS DE VALVULAS Y EVENTUALMENTE INCENDIO.

II.6.2. Sustancias peligrosas.

1. Derrames de hidrocarburos, materiales o residuos al suelo y/o en cuerpos de agua.
   • En un plano, indicar los sitios con mayor probabilidad de sufrir un derrame de hidrocarburos, materiales o residuos al suelo y/o en cuerpos de agua, así como las medidas preventivas de procedimientos, equipo e infraestructura en cada una de las etapas del proyecto.
   SE ANEXA PLANO DE LOCALIZACIÓN EN LOS APENDICES DE ESTE MIAP.

   • Señalar el procedimiento de manejo y restauración, en cada una de las etapas del proyecto, en caso de que se presente un derrame accidental de hidrocarburos o alguna sustancia o material contaminante sobre el suelo o cuerpo de agua.
   NO SE ALMACENARA CANTIDAD MAYOR A LO UTILIZADO EN EL DIA, EN CASO DERRAME ACCIDENTAL, SE TENDRA UNA PILETA DE RETENCION DE HIDROCARBURO, Y CON ESTO SE ELIMINA LA POSIBILIDAD DE UNA CONTINGENCIA. VER APARTADO II.6.3.

Para el caso de tanques de almacenamiento y ductos, indicar su ubicación, volumen y sustancia almacenada o transportada, así como el programa de mantenimiento predictivo y preventivo, y el programa de inspección física para prevenir derrames.

LA UBICACIÓN DEL LUGAR DONDE SE CARGARA A LA MAQUINARIA ESTA EN EL PLANO DE LOCALIZACION, SE ALMACENARA DIESEL EN UN RECIPIENTE ADECUADO. SE TRANSPORTARA DESDE EL EJIDO GUADALUPE DE URES AL AREA DEL PROYECTO EN CARROS TANQUE ESPECIALIZADOS EN ESTE TIPO DE CARGA. EL PROCEDIMIENTO DE PREVENCION CONSISTE EN INSPECCION VISUAL POR PARTE DE UNA PERSONA ENCARGADA DEL AREA ANTES DE QUE DESCARGUE EL COMBUSTIBLE EN EL TANQUE DE LOS EQUIPOS DE TRABAJO.

2. Manejo de sustancias y materiales peligrosos.
NO APLICA.
II.6.3. Prevención y respuesta.
Presentar los programas y procedimientos para prevenir accidentes ambientales. Incluir los procedimientos para responder a emergencias ambientales, e indicar los equipos de seguridad que serán utilizados.

COMO PARTE DE LAS MEDIDAS DE PREVENCION, SE INTEGRARA UN PROGRAMA DE SUPERVISION DE LAS INSTALACIONES PARA LA SEGURIDAD, PRODUCCION Y MANTENIMIENTO, REALIZANDOSE LAS SIGUIENTES ACTIVIDADES:
- REVISION DE BITACORA DE ORDENES DE TRABAJO.
- REVISION DE BITACORA DE MANTENIMIENTO.
- REVISION DE BITACORA DE PRODUCCION PARA COMPLETAR Y COMPLEMENTAR LA DOCUMENTACION NECESARIA.

EN LO REFERENTE A LOS EQUIPO DE OPERACIÓN CON SUS ACCESORIOS:
- INSPECCION VISUAL DE LOS ALREDEDORES PARA UBICAR POSIBLES FALLAS EN SISTEMAS ELECTRICOS Y MECANICOS.
- VERIFICAR MANTENIMIENTO PREVENTIVO Y CORRECTIVO.
PLAN DE RESPUESTA.
ESTE PLAN SE BASA EN QUE EL PERSONAL EN SU TOTALIDAD ESTA CAPACITADO Y ENTRENADO PARA ACTUAR EN CASO DE CUALQUIER EVENTUALIDAD QUE SE PRESENTE Y LAS ACCIONES QUE TOMARA SERAN PRIORITARIAS, SEGÚN SEA EL CASO.
COMO PARTE FUNDAMENTAL DE LAS ACTIVIDADES PROPIAS DE OPERACIÓN DEL PROYECTO, EL PERSONAL VESTIRA EQUIPO DE SEGURIDAD NECESARIO Y REQUERIDO PARA SUS LABORES ASI COMO UTILIZARA LAS HERRAMIENTAS ADECUADAS. DE ESTA MANERA, CADA VEZ QUE SE REALICE UNA REVISION DE LAS CONDICIONES DE LAS INSTALACIONES Y EQUIPO, PODRA EVALUAR Y CORREGIR, SI ES POSIBLE, CUALQUIER IRREGULARIDAD QUE DETECTE, LA CUAL DEBERA NOTIFICAR AL RESPONSABLE EN TURNO. DEBE ACLARARSE QUE LAS ACTIVIDADES PRESENTADAS LINEAS ARRIBA (POSIBLES ACCIDENTES) SON PARTE DE LA METODOLOGIA A SEGUIR ANTES DE INICIAR CUALQUIER ACTIVIDAD PRODUCTIVA Y DE MANTENIMIENTO.

ACCIONES.

PARA CONSIDERAR UNA SITUACION DE EMERGENCIA, SE TENDRIA QUE PRESENTAR UN INCENDIO, UN DERRAME DE DIESEL, ACEITE RESIDUAL O ACCIDENTE DE TRABAJO. DADO QUE LAS DIMENSIONES FISICAS DEL PROYECTO SON RELATIVAMENTE PEQUEÑAS, LA VELOCIDAD DE RESPUESTA SERA INMEDIATA PARA CORREGIR LA EVENTUALIDAD PRESENTADA.

EN CASO DE INCENDIO LAS ACCIONES A SEGUIR SON:

ESPREAR DIRECTAMENTE CON LOS EXTINGUIDORES QUE ESTARAN, TANTO EN EL AREA DE ALMACENAMIENTO DE DIESEL COMO EN EL LUGAR QUE HACE LAS VECES DE TALLER Y AREA DE BENEFICIO. EL PERSONAL VESTIRA EL EQUIPO ADECUADO A ESTA EVENTUALIDAD, INCLUYENDO BOTAS DE BUTILO, GUANTES Y RESPIRADORES DE AUTOCONTENCION.

EN CASO DE DERRAME DE DIESEL, NO SE PERMITIRA EN EL AREA ALGUNA POSIBLE FUENTE DE CHISPA QUE PUEDA INICIAR UN INCENDIO. SE PROCEDERA A RECOGER EL LIQUIDO EN UN TANQUE DE RESERVA CON LAS MEDIDAS DE SEGURIDAD REQUERIDAS PARA EVITAR INCENDIO O ACCIDENTE LABORAL.

EN EL CASO DE ACCIDENTE LABORAL, SE CONTEMPLA PROPORCIONAR LOS PRIMEROS AUXILIOS EN EL MISMO LUGAR DEL PROYECTO Y EN CASO DE GRAVEDAD TRASLADAR AL TRABAJADOR CON LOS DEBIDOS CUIDADOS A LA POBLACION DE URES, O LA CIUDAD DE HERMOSILLO, SONORA DONDE SE CUENTA CON HOSPITALES QUE DAN RESPUESTAS A ESTAS SITUACIONES.

II.6.4. Medidas de seguridad.

a) Presentar los planes o programas que se ejecutarán en cada una de las etapas del proyecto para prevenir cualquier accidente, emergencia o contingencia ambiental generada por el desarrollo de sus actividades, incluidos la transportación y el almacenamiento de las sustancias que se van a emplear.

LAS MEDIDAS DE SEGURIDAD SE APEGARAN ESTRICTAMENTE A LO ESTIPULADO A LA NORMA OFICIAL MEXICANA NOM-121-STPS-1996 Y LAS RELACIONADAS, MISMAS QUE ESTABLECEN LAS CONDICIONES REQUERIDAS PARA ESTE TIPO DE PROYECTOS. (SE ANEXA COPIA EN EL APENDICE XI).

b) Precisar la colocación de señales adecuadas en el predio del proyecto, donde se indiquen los límites de éste, así como las restricciones y medidas de protección de los recursos naturales que rigen en el sitio. Para el diseño de dichas señales deberá considerarse la armonía con el paisaje y garantizar que sean comprensibles incluso para quienes no sabe leer.

SE COLOCARAN SEÑALAMIENTOS PREVENTIVOS EN EL AREA DE ACCESO AL PROYECTO Y EN EL AREA CIRCUNDANTE DEL MISMO.

c) En el caso de que se realice un estudio de riesgo, incluir los planos, especificaciones y memorias de cálculo del sistema de abastecimiento de agua contra incendio, cuyo diseño debe estar de acuerdo a la actividad que se pretenda desarrollar.

NO APLICA.

APENDICE VI

MACROLOCALIZACION PROYECTO "URES"

PROMOVENTE:

MEXUS GOLD MINING, S.A. DE C.V.
AVE. JOSE S HEALY, No. 271-A
COL.SAN BENITO, C.P. 83190
HERMOSILLO, SONORA

NOMBRE DEL PROYECTO:

PROYECTO DE EXPLOTACION Y BENEFICIO
"URES"



UBICACION:

ESTADO: SONORA
MUNICIPIO: URES
LOCALIDAD: GUADALUPE DE URES



PORCION DE CARTA TOPOGRAFICA
H1208 "HERMOSILLO"
ESCALA: 1: 250,000
DATUM: NAD 27



LOTES PROYECTO "URES"

MICROLOCALIZACION PROYECTO "URES"

PROMOVENTE:

MEXUS GOLD MINING, S.A. DE C.V.
AVE. JOSE S HEALY. No. 271-A
COL.SAN BENITO, .C.P. 83190
HERMOSILLO, SONORA

NOMBRE DEL PROYECTO:

PROYECTO DE EXPLOTACION Y BENEFICIO
"URES"

UBICACION:

ESTADO: SONORA
MUNICIPIO: URES
LOCALIDAD: GUADALUPE DE URES

PORCION DE CARTA TOPOGRAFICA
H12D32 "URES"
ESCALA: 1: 50,000
DATUM: ITRF92







LOTES PROYECTO "URES"

APENDICE VII

APENDICE VII.

EL TIPO DE EXPLOTACION ES A CIELO ABIERTO, SE USARAN EXPLOSIVOS CON SERVICIO AL BARRENO SIN ALMACENARLOS.

Descripción del método de explotación (SI SE DIERA EL CASO.)

Describir en forma detallada el método de explotación propuesto para la extracción del mineral. Anexar un diagrama de flujo detallado.

EL METODO DE EXPLOTACION SE DETALLA DE LA SIGUIENTE MANERA:

1.- EXPLOTACION DE MINERAL, EN LO QUE SERA LA PRIMERA ETAPA.

2.- UTILIZANDO EL EQUIPO TRACK DRILL GARNERD DENVER 3100 A, SE HACEN LAS BARRENACIONES PARA CARGAR EL EXPLOSIVO Y UNA VEZ "CARGADO", SE REALIZAN LAS DETONACIONES. POSTERIORMENTE, SE INICIA EL ACARREO DEL MATERIAL EN CAMIONES DE VOLTEO.

3.- UNA VEZ TRANSPORTADO EL MATERIAL, SE PROCEDE A "APILAR" EL MATERIAL EXTRAIDO EN PATIOS DE ALMACENAMIENTO.

4.- SE PROCEDE AL ENVIO A LA PLANTA DE BENEFICIO EN CAMIONES DE BAJO PERFIL.

5.- EN LO REFERENTE AL MANTENIMIENTO DE EQUIPO Y TRANSPORTE, SE LE DARA DE ACUERDO AL USO QUE TENGAN, AUNQUE SE PROPONE HACERLO CADA 7 DIAS.

EL BENEFICIO DE MINERAL SE LLEVARA A CABO DE LA SIGUIENTE MANERA:

1.- EL MINERAL PROVENIENTE LA MINA, SE PROCEDERA A APILARLO EN UN SITIO COMO ALMACENAMIENTO TEMPORAL.

2.- EL MINERAL SE REDUCIRA DE TAMAÑO MEDIANTE EL QUEBRADO, POSTERIORMENTE SE CLASIFICARA SU TAMAÑO Y

3.- POR CONDUCTO DE UNA BANDA TRANSPORTADORA SE PROCEDERA A MOLERLO A UN TAMAÑO DE -80 MALLAS EL 100%.

4.- EL MINERAL MOLIDO SE CLASIFICARA CON UN HIDROCICLON Y EL QUE YA ESTE AL TAMAÑO ADECUADO, SE PROCESARA EN UN EQUIPO DE CONCENTRACION GRAVIMETRICA CENTRIFUGA. EL MINERAL CONCENTRADO SE PROCEDERA A LIXIVIARLO CON THIOUREA Y LA PRIMERA COLA SE PASARA DE NUEVO A OTRO CONCENTRADOR CENTRIFUGO, OBTENIENDOSE EL CONCENTRADO MEDIO Y LAS COLAS FINALES.

5.- EL CONCENTRADO MEDIO SE LIXIVIARA CON THIOUREA Y LAS COLAS FINALES SE DISPONDRAN EN UN PEQUEÑO REPRESO DE JALES QUE AL NO CONTENER ESTAS PRODUCTOS QUIMICOS, NO REPRESENTAN PELIGRO ALGUNO AL MEDIO AMBIENTE Y SUS ECOSISTEMAS.

6.- EL LICOR DE LIXIVIACION SE TRATARA CON ZINC PARA SU PRECIPITACION Y EL AGUA DE PROCESO SE RECIRCULARA.

7.- LOS PRECIPITADOS SE TRASLADARAN A LOS MERCADOS NACIONALES PARA SU VENTA.

8.- EN LO REFERENTE AL MANTENIMIENTO DE EQUIPO Y TRANSPORTE, SE LE DARA DE ACUERDO AL USO QUE TENGAN, AUNQUE SE PROPONE HACERLO CADA 7 DIAS.

a) Presentar en forma gráfica la programación de las actividades que se realizarán en las etapas de extracción, operación de la planta de beneficio y mantenimiento preventivo de ambas.

ESTANDO EN OPERACIÓN EL PROYECTO, LAS ACTIVIDADES SON LAS QUE SE SEÑALARON EN EL PUNTO ANTERIOR.

b) Anexar un diagrama de flujo general que se acompañe de una descripción general de los procesos de extracción, beneficio y almacenamiento.

SE ANEXA DIAGRAMA DE BLOQUES DESCRIBIENDO DE MANERA GENERAL EL PROCESO.

DIAGRAMA DE BLOQUES DEL PROCESO



APENDICE VIII

LOCALIZACION DE AREAS DE EXTRACCION Y PLANTA DE BENEFICIO PROYECTO "URES"

PROMOVENTE:

MEXUS GOLD MINING, S.A. DE C.V.
AVE. JOSE S HEALY. No. 271-A
COL.SAN BENITO, .C.P. 83190
HERMOSILLO, SONORA

NOMBRE DEL PROYECTO:

PROYECTO DE EXPLOTACION Y BENEFICIO "URES"



UBICACION:

ESTADO: SONORA
MUNICIPIO: URES
LOCALIDAD: GUADALUPE DE URES



PORCION DE CARTA TOPOGRAFICA
H12D32 "URES"
ESCALA: 1: 50,000
DATUM: ITRF92



LOTES PROYECTO "URES"

☐ AREA DE EXPLOTACION PROYECTO "URES"

☐ PLANTA DE BENEFICIO PROYECTO "URES"

544,000

3,255,000

544,000

3,255,000

C. LOS CO
Los Cochis

G. PRIETO

Mnas
(Fuera de Uso)

PLANTA DE BENEFICIO

ITRF92		NAD 27	
543577.479	3255302.61	543637.479	3255107.61
543577.479	3255202.61	543637.479	3255007.61
543677.479	3255202.61	543737.479	3255007.61
543677.479	3255302.61	543737.479	3255107.61

AREA DE EXTRACCION

543936.235	3255961.15	543996.235	3255766.15
543936.235	3255811.15	543996.235	3255616.15
544136.235	3255811.15	544196.235	3255616.15
544136.235	3255961.15	544196.235	3255766.15

CAMPAMENTO
MEXUS GOLD MINING, S.A. DE C.V.

DORMITORIOS (CASAS RODANTES).
ESTACIONAMIENTO PARA VEHICULOS DE CARGA LIGERA.
TALLER DE MANTENIMIENTO PREVENTIVO Y ESTACIONAMIENTO PARA MAQUINARIA Y EQUIPO.
ALMACEN TEMPORAL DE ACEITE Y DIESEL.
AGUA.
ALMACEN TEMPORAL ACEITES Y GRASAS RESIDUALES.
COMEDOR COCINA.
OFICINA (MOVIL).
CASETA DE VIGILANCIA.

SIN ESCALA.

APENDICE IX

CAMPAMENTO
MEXUS GOLD MINING, S.A. DE C.V.

DORMITORIOS (CASAS RODANTES).

ESTACIONAMIENTO PARA VEHICULOS DE CARGA LIGERA.

AGUA.

OFICINA (MOVIL).

CASETA DE VIGILANCIA.

TALLER DE MANTENIMIENTO PREVENTIVO Y ESTACIONAMIENTO PARA MAQUINARIA Y EQUIPO.

ALMACEN TEMPORAL DE ACEITE Y DIESEL.

ALMACEN TEMPORAL ACEITES Y GRASAS RESIDUALES.

COMEDOR COCINA.

SIN ESCALA.

CAMPAMENTO MEXUS GOLD MINING, S.A. DE C.V.



COMEDOR-COCINA.



ESTACIONAMIENTO PARA VEHICULOS DE CARGA.

APENDICE X

ESTUDIO BIOFISICO

PROYECTO "URES"

URES, SONORA

POR ING. RAUL BERNAL LIÑAN

DICIEMBRE DEL 2010

PRIMERA PARTE

ESTUDIO DEL MEDIO BIOFISICO DEL PROYECTO DE EXPLORACION MINERA DENOMINADO "URES", UBICADO EN EL MUNICIPIO DE URES, SONORA, OPCIONADO POR MEXUS GOLD MINING, S. A. DE C. V. COMO INFORMACION COMPLEMENTARIA A LA MANIFESTACION DE IMPACTO AMBIENTAL MODALIDAD PARTICULAR MINERO



POR:
ING. RAUL BERNAL LIÑAN

HERMOSILLO, SONORA, DICIEMBRE DE 2010

LOCALIZACIÓN Y CARACTERÍSTICAS DEL PROYECTO

EL ÁREA DE ESTUDIO CORRESPONDE A UN PROYECTO MINERO OPCIONADO POR MEXUS GOLD MAINING, S.A. DE C.V. UBICADOS EN VARIAS PEQUEÑAS PROPIEDADES DENTRO DEL EJIDO "GUADALUPE DE URES, EN EL MUNICIPIO DE URES, ESTADO DE SONORA.

UBICACIÓN

ESTADO. SONORA.

MUNICIPIO.- URES.

LOCALIDAD. EJIDO GUADALUPE DE URES.
CARTA TOPOGRAFICA ESCALA 1:50,000 (URES H12D32)

LA VÍA DE ACCESO AL SITIO PROYECTO "URES", ES PARTIENDO DE LA CIUDAD DE HERMOSILLO (CAPITAL DEL ESTADO), A TRAVÉS DE LA CARRETERA FEDERAL HERMOSILLO-URES, RECORRIÉNDOSE APROXIMADAMENTE 55 KM. HASTA LLEGAR AL POBLADO DE GUADALUPE DE URES, DE AHÍ SE TOMA UN CAMINO DE TERRACERIA HACIA EL NORTE-NOROESTE (EN REGULARES CONDICIONES) QUE CONDUCE HACIA LOS RANCHOS "LOS TRUJILLO" Y "POZO HEDIONDO" RECORRIENDOSE APROXIMADAMENTE 12 KM HASTA LLEGAR AL SITIO.

CUADRO DE DISTANCIAS

HERMOSILLO	GUADALUPE DE URES	55KM. (CARRETERA PAVIMENTADA)
GUADALUPE	PROYECTO "URES"	12 KM.(TERRACERIA)

LAS COORDENADAS DEL PUNTO DE PARTIDA DE LOS LOTES MINEROS OCHO HERMANOS Y TRES SETENTA, OBJETO DE LA EXPLORACION EN ESTA PRIMERA ETAPA SON LAS SIGUIENTES:

X= 12-544,035.574 METROS AL ESTE   Y= 3'255,694.817 METROS AL NORTE

SUPERFICIE TOTAL

LA SUPERFICIE TOTAL CONCESIONADA A LOS LOTES MINEROS DEL PROYECTO "URES", ES DE 34-99-40 HAS.(349,940 m^2) MAS 80 HAS. DE MINA SAN RAMON.

CARACTERIZACION DE LA CUENCA HIDROLÓGICA

ESTA UNIDAD HIDROLÓGICA SE LOCALIZA EN LA SUBPROVINCIA ZONA ÁRIDA (SEDUE)

LA CUENCA HIDROLÓGICA SE CONSIDERA COMO LA UNIDAD NATURAL EN LA QUE SE TOMARAN EN CUENTA LAS CARACTERÍSTICAS FISIOGRÁFICAS QUE LA DEFINEN Y LOS DIVERSOS RECURSOS QUE CONCURREN EN LA MISMA, INCLUYENDO AL HOMBRE COMO PRINCIPAL USUARIO Y MODIFICADOR DE AMBIENTE.

HIDROLOGÍA SUPERFICIAL (RANGO 10 KMS.).-

EL PROYECTO SE UBICA DENTRO DE LA REGIÓN HIDROLÓGICA SONORA SUR (RH-9) CUENCA DEL RÍO SONORA (D), SUB-CUENCA DEL ARROYO LOS MORALES, DESTACANDO EN EL ÁREA PROYECTO Y ALEDAÑAS ARROYOS TEMPORALES EFÍMEROS DEL ORDEN 1 Y 2, CONOCIDOS COMO: LOS MORALES, EL CLOROSO, CAMPODONICO, LOS COCHIS, EL SOTENIS ENTRE OTROS, DRENANDO CORRIENTES INTERMITENTES, ESTE DRENAJE ES DE TIPO RADIAL Y PARALELO, CON MEDIA – ALTA DENSIDAD DE DRENAJE, SIENDO ÉSTOS EL INICIO DE ARROYOS QUE DESEMBOCAN AL RIO SONORA

LA REGIÓN HIDROLÓGICA SONORA SUR (RH-9), ESTA REGIÓN ES LA QUE ABARCA MAYOR SUPERFICIE EN SONORA, SE EXTIENDE EN LA PROVINCIA ORIENTAL DESDE AGUA PRIETA HASTA YAVAROS, PROLONGÁNDOSE POR CHIHUAHUA, OCUPA 63.64% DE LA SUPERFICIE ESTATAL. TIENE UN RELIEVE CON FUERTES CONTRASTES ALTIMÉTRICOS, LA MAYORÍA DE SUS CORRIENTES NACEN EN LA SIERRA MADRE OCCIDENTAL, Y LA INTEGRAN 5 CUENCAS:

LA CUENCA (D) RÍO SONORA. OCUPA EL SEGUNDO LUGAR EN CUANTO A SUPERFICIE (14.78%). EN ELLA SE UBICA LA ZONA ESTE DEL DISTRITO DE RIEGO NUM. 51 "COSTA DE HERMOSILLO". EL RIÓ SONORA INICIA SU RECORRIDO EN LAS CERCANÍAS DE CANANEA, CON RUMBO GENERAL AL SUR HASTA LA CAPITAL ESTATAL. EL AFLUENTE MÁS TRASCENDENTE QUE LO ALIMENTA ES EL RIÓ BACANUCHI. ESTA CUENCA POSEE ADEMÁS OTROS DOS RÍOS, EL SAN MIGUEL DE HORCADITAS Y EL ZANJON, QUE SE UNEN JUSTO ANTES DE PASAR POR EL ALAMITO, PARA CONFLUIR CON EL RIÓ SONORA EN LAS AFUERAS DE LA CIUDAD DE HERMOSILLO. ESTAS CORRIENTES ALIMENTAN A LA PRESA ABELARDO L. RODRÍGUEZ, CUYAS AGUAS SON EMPLEADAS PARA RIEGO, CONTROL DE AVENIDAS Y USO DOMESTICO; OTRA PRESA ES TEOPARI EN EL ARROYO LA JUNTA. SE REGISTRA UNA PRECIPITACIÓN MEDIA ANUAL DE 376MM, VOLUMEN MEDIO ANUAL PRECIPITADO DE 9779.8MM^3, COEFICIENTE DE ESCURRIMIENTO DE 2.8% QUE GENERAN UN ESCURRIMIENTO DE 273.83MM^3 ANUALES. EL USO PRINCIPAL ES AGRÍCOLA, SEGUIDO POR DOMESTICO, INDUSTRIAL, PECUARIO Y RECREATIVO.

EMBALSES Y CUERPOS DE AGUA.-

CERCANO AL ÁREA DEL PROYECTO (LOTES MINEROS) NO EXISTEN EMBALSES O CUERPOS DE AGUA DE IMPORTANCIA, SÓLO PEQUEÑOS BORDOS DE ABREVADERO TEMPORALES DE USO GANADERO.

HIDROLOGÍA SUBTERRÁNEA.-

LA FALTA DE AGUA EN EL ESTADO, HA GENERADO LA INSTALACIÓN DE OBRAS HIDROLÓGICAS, ASÍ COMO LA EXTRACCIÓN DE ESTE RECURSO DE LOS MANTOS ACUÍFEROS, DEL VOLUMEN EXTRAÍDO EL 93% SE UTILIZA PARA LA AGRICULTURA, EL 4.8% EN DOMESTICO Y COMERCIAL, EL 1.5% EN LA INDUSTRIA Y EL 0.7% EN PECUARIO, RECREATIVO, ETC.
UNIDADES DE PERMEABILIDAD.- ESTAS UNIDADES ESTÁN CONSTITUIDAS POR UNO O VARIOS TIPOS DE MATERIAL, HAN SIDO DEFINIDAS TOMANDO EN CONSIDERACIÓN LAS CARACTERÍSTICAS FÍSICAS (POROSIDAD, FRACTURAMIENTO, DISOLUCIÓN Y ESTRUCTURA O GRADO DE CEMENTACIÓN) Y GEOHIDROLOGICAS (PERMEABILIDAD, TRANSMISILIDAD, ETC), DE LAS ROCAS Y MATERIALES GRANULARES CON EL FIN DE DETERMINAR EL FUNCIONAMIENTO DE LAS MISMAS COMO ACUÍFEROS.
EL ÁREA DE ESTUDIO SE CLASIFICA COMO:

UNIDAD DE MATERIAL CONSOLIDADO CON POSIBILIDADES BAJAS
SE AGRUPAN EN ESTA UNIDAD LAS ROCAS METAMÓRFICAS (ESQUISTO Y GNEIS), SEDIMENTARIAS (CALIZA Y CONGLOMERADO) Y EXTRUSIVAS ACIDAS (RIOLITA Y TOBAS), QUE POR SU ORIGEN, ESCASO FRACTURAMIENTO Y BAJA POROSIDAD LIMITAN EN ALTO GRADO LA CIRCULACIÓN DEL AGUA SUBTERRÁNEA EN POZOS DE ABREVADERO.

DESCRIPCIÓN DEL MEDIO FÍSICO

CON EL FIN DE CARACTERIZAR ECOLÓGICAMENTE EL ÁREA DE ESTUDIOS, SE CONTEMPLARÁN LOS COMPONENTES FÍSICOS Y BIÓTICOS DEL ECOSISTEMA, A FIN DE INTEGRAR LA INFORMACIÓN OBTENIDA Y HACER MÁS PERCEPTIBLES LAS RELACIONES ENTRE LOS DIFERENTES ELEMENTOS Y SU INFLUENCIA EN EL DESARROLLO DE ESPECIES VEGETALES Y ANIMALES.

CLIMA.-

EL CLIMA PRESENTE PERTENECE AL GRUPO Y TIPO DE CLIMAS SECOS (BSo), SUB-TIPO SECO SEMICALIDO, CON LLUVIA DE VERANO, PERO CON UN PORCENTAJE DE LLUVIA INVERNAL MAYOR AL 10.2%, CON INVIERNO FRESCO, SU TEMPERATURA MEDIA ES DE 22.7°C Y PRECIPITACIÓN DE 443.5MM. AL AÑO, SU FORMULA CLIMATICA SEGÚN KÖPPEN MODIFICADO POR ENRIQUETA GARCIA PARA CONDICIONES ESPECIALES PARA LA REPUBLICA MEXICANA ES BSohw(x`).

LOS CLIMAS SECOS INFLUYEN EN LOS TERRENOS SITUADOS AL ESTE DE LOS QUE PRESENTAN CLIMAS MUY SECOS, OCUPAN CERCA DE 20% DE LA ENTIDAD Y SE EXTIENDE EN UNA FRANJA ORIENTADA NOROESTE-SURESTE, CON PROLONGACIONES HACIA LAS ZONAS MONTAÑOSAS. TAMBIEN COMPRENDEN LAS TIERRAS LOCALIZADAS ENTRE AGUA PRIETA, VILLA HIDALGO Y BAVISPE. LA ALTITUD DE ESTAS ÁREAS VARIA DE 600 A 1400M, PERO DOMINAN LAS MENORES A 1000M; ENTRE ELLAS CABE DESTACAR LOS VALLES Y CAÑONES DE LOS RÍOS SAN MIGUEL DE HORCASITAS, MOCTEZUMA Y YAQUI, LO MISMO QUE LOS SITIOS DONDE SE UBICAN LAS PRESAS PLUTARCO ELÍAS CALLES, ÁLVARO OBREGÓN Y LA ANGOSTURA. CON RESPECTO A SU TEMPERATURA MEDIA ANUAL, SE DIVIDEN EN CALIDOS (CON VALORES DE 22.0°C EN ADELANTE), LOS CUALES SE DISTRIBUYEN DEL CENTRO HACIA EL SUR DEL ESTADO; SEMICALIDOS (ENTRE 18.0°C Y 22.0°C), DEL CENTRO HACIA EL NORTE; Y TEMPLADOS(ENTRE 12.0°C Y 18.0°C), EN EL NORESTE.
EL ÁREA DE ESTUDIO SE ESTIMA UNA TEMPERATURA MEDIA ANUAL DE 22.7° C. Y PRECIPITACIÓN MEDIA DE 443.5 MM. TOMANDO COMO REFERENCIA LA ESTACIONE CLIMÁTICA 26-069 (URES).

MESES DE MAYOR PRECIPITACIÓN (JULIO – AGOSTO)
MESES DE MENOR PRECIPITACIÓN (ABRIL – MAYO)
MESES MAS CALUROSOS (JULIO – AGOSTO)
MESES MÁS FRÍOS (DICIEMBRE-ENERO)
PERÍODO DE EQUIPATAS (DICIEMBRE – FEBRERO)

NO SE PRESENTAN NORTES (NEVADAS) EN LOS MESES DE DICIEMBRE– ENERO.

EST. URES
026-069

DATOS	E	F	M	A	M	J	J	A	S	O	N	D	ANUAL
T.EN °C.	14.7	16.3	18.3	21.2	24.8	29.0	30.3	29.6	29.1	24.5	19.0	15.6	**22.7**
P.EN MM.	17.6	16.2	10.6	6.4	3.4	15.7	129.7	112.7	59.3	25.1	16.6	30.0	**443.5**

LOS DATOS DE ESTAS ESTACIONES SE TOMARON COMO BASE PARA ESTIMAR LA TEMPERATURA Y PRECIPITACIÓN PROMEDIO DE LAS ÁREAS DE ESTUDIO.

CON EL FIN DE CARACTERIZAR ECOLÓGICAMENTE EL ÁREA DE ESTUDIO, SE CONTEMPLARÁN LOS COMPONENTES FÍSICOS Y BIÓTICOS DEL ECOSISTEMA, A FIN DE INTEGRAR LA INFORMACIÓN OBTENIDA Y HACER MÁS PERCEPTIBLES LAS RELACIONES ENTRE LOS DIFERENTES ELEMENTOS Y SU INFLUENCIA EN EL DESARROLLO DE ESPECIES VEGETALES Y ANIMALES.

FISIOGRAFIA, TOPOGRAFÍA, PENDIENTE, EXPOSICIÓN Y ALTURA SOBRE EL NIVEL DEL MAR

FISIOGRÁFICAMENTE, SE UBICA EN LA VERTIENTE DEL PACÍFICO, EN LA PROVINCIA II, LLANURA SONORENSE (DESIERTO SONORENSE), SUB.-PROVINCIA (2), SIERRAS Y LLANURAS SONORENSES, CON UN SISTEMA DE TOPO-FORMAS DE LOMERÍO COMPLEJO (L2).
LA ORIENTACIÓN GENERAL DEL AREA DE ESTUDIO ES NOR-NOROESTE.
LA REGIÓN SE ENCUENTRA DRENADA POR CORRIENTES INTERMITENTES CON DRENAJE INTEGRADO PRESENTANDO PATRONES ENTRELAZADOS.
LA PROVINCIA LLANURA SONORENSE COMPRENDE UN ÁREA DE 81,661.4 KM², ABARCA PARTE DEL MUNICIPIO DE URES. ESTÁ FORMADA DE SIERRAS SEPARADAS POR LLANURAS. TALES SIERRAS SON MÁS ELEVADAS EN ALTURAS QUE VAN DESDE 700 -1400 MSNM Y MAS ESTRECHAS(RARA VEZ MAS DE 6KM DE ANCHO) EN EL ORIENTE; Y MAS BAJAS(DE 700M O MENOS) Y MAS AMPLIAS DE 13 A 24 KM EN EL OCCIDENTE.
CASI EN TODOS LOS CASOS, LAS SIERRAS SON MÁS ANGOSTAS QUE LAS LLANURAS Y SU ESPACIAMIENTO ES TAL QUE NUNCA QUEDAN FUERA DE LA VISTA.
LAS PENDIENTES SON MUY ABRUPTAS, SIENDO LAS MÁS COMUNES MAYORES A 45°. EN GENERAL LAS CIMAS SON ALMENDADAS, ES DECIR DENTADAS. LOS ARROYOS QUE DRENAN ESTA REGIÓN EFECTÚAN UNA FUERTE EROSIÓN PRODUCIENDO ESPOLONES LATERALES QUE SE PROYECTAN EN LAS LLANURAS.
PRESENTA ÉSTA UN TREN TOPOGRÁFICO ESTRUCTURAL CON DIRECCIÓN NE – SUR, A LO LARGO DE UNA MICROCUENCA ARREICA, DRENANDO EN SU MAYORÍA CORRIENTES DE TIPO INTERMITENTE CON RUMBO SUR-ESTE.

LA SUSCEPTIBILIDAD A SISMICIDAD, DESLIZAMIENTO DE GRANDES VOLÚMENES DE SUELO, INUNDACIONES Y DE POSIBLES ACTIVIDADES VOLCÁNICAS EN LA ZONA ES MUY BAJA.
LA TOPOGRAFÍA EN SU MAYOR SUPERFICIE, CORRESPONDEN A LOMERÍOS ALTOS Y CERRILES Y MEDIANOS CON PENDIENTES MAYORES DEL 35%, QUEDANDO COMPRENDIDA DENTRO DE LAS CLASES O TIPOS DE TERRENO FUERTEMENTE ACCIDENTADOS A MUY ESCARPADOS, ESTA TOPOGRAFÍA SE PRESENTA EN EL LOTE MINERO Y PARA EL CASO DEL ÁREA DONDE SE CONSTRUIRÁ LA PLANTA LOS TERRENOS CORRESPONDEN A PLANICIES.

LAS ALTURAS SOBRE EL NIVEL DEL MAR DE LAS ÁREAS DE ESTUDIO VARÍAN DE LOS 390 A 640 METROS., CON EXPOSICIONES NORTE-SURESTE. REGIONALMENTE CABE DESTACAR LA PRESENCIA DE LOMERIOS ALTOS Y CERRILES CON LAS SIGUIENTES UBICACIONES RESPECTO AL PROYECTO:

NOMBRE DEL CERRO	UBICACION	ALTITUD MAXIMA(m)
CERRO PRIETO	SW DEL PROYECTO	810
C. SAN COSME	SUR DEL PROYECTO	920
C. LOS COCHIS	SE DEL PROYECTO	600
C. EL SOTOL	NW DEL PROYECTO	850

GEOLOGIA.

EL MARCO GEOLÓGICO DE LA ZONA, DATA DE LA ERA CENOZOICA PERIODO TERCIARIO, REPRESENTADA POR ROCA SEDIMENTARIA COMO CONGLOMERADO T(cg).

CARACTERÍSTICAS LITOLÓGICAS DEL ÁREA.

LAS ROCAS PREDOMINANTES EN LA ZONA CORRESPONDEN AL IMPRESIONANTE NÚMERO DE CUERPOS BATOLÍTICOS QUE LA AFECTAN Y Y QUE FORMAN PARTE DE UN GRAN EVENTO PLUTÓNICO QUE PUDIERA CONSIDERARSE A NIVEL CONTINENTAL, POR TODA LA MARGEN OCCIDENTAL DE NORTEAMÉRICA; (CARTA GEOLÓGICA PARA EL ESTADO DE SONORA, ESCALA 1:500,000 ELABORADA POR EL INSTITUTO DE GEOLOGIA DE LA UNAM).

SUELOS.

DE ACUERDO A LA CLASIFICACIÓN FAO – UNESCO, LAS UNIDADES DE SUELO DOMINANTES EN LAS PARTES ALTAS Y MEDIAS DEL ÁREA DE ESTUDIO (URES) PERTENECE A REGOSOLES EÚTRICOS Y COMO SUELOS SECUNDARIOS A LOS REGOSOLES CALCARICOS Y LITOSOLES DE CLASE TEXTURAL MEDIA Y FASE FISICA LITICA (Re+Rc+I/2l).
PARA EL SITIO DE ESTUDIO DENOMINADO URES, LOCALIZADO EN LA PARTE BAJA, LA UNIDAD DE SUELO DOMINANTE ES EL REGOSOL EÚTRICO.

REGOSOL (R)

SON LOS MÁS ABUNDANTES EN EL ESTADO, OCUPAN 71,032.0 KM2., LO CUAL REPRESENTA EL 39.33% SE HAN FORMADO A PARTIR DE ROCAS ÍGNEAS ÁCIDAS Y BÁSICAS, COMO TAMBIÉN DE ALGUNOS CONGLOMERADOS Y LUTITAS – ARENISCAS. ALGUNOS SON DE ORIGEN RESIDUAL (IN-SITU), ES DECIR QUE SE ENCUENTRAN EN EL MISMO SITIO QUE EL MATERIAL DEL QUE SE DERIVAN; OTROS SON DE ORIGEN ALUVIAL, COLUVIAL O EÓLICO, EN LOS CUALES EL MATERIAL INTEMPERIZADO QUE LOS CONSTITUYE HA SIDO ACARREADO DE OTRAS ZONAS POR MEDIO DEL AGUA, LA GRAVEDAD Y EL VIENTO, RESPECTIVAMENTE.
LOS COLORES DOMINANTES SON CASTAÑOS ROJIZO CLARO A CASTAÑO ROJIZO Y CARECEN DE ESTRUCTURA, SON MUY POBRES EN MATERIA ORGÁNICA, SUS TEXTURAS VAN DE ARENA A MIGAJÓN ARENOSO.

LITOSOL (I)
SUELOS DOMINANTES EN LAS ÁREAS DE ESTUDIO CONOCIDAS COMO: EL SALADO.
LA CARACTERÍSTICA DOMINANTE DE ESTOS SUELOS ES QUE SON MENORES DE 10 CM. DE PROFUNDIDAD. EN EL ESTADO SE ENCUENTRAN EN LAS SIERRAS Y LOMERÍOS DISTRIBUIDOS A MANERA DE MANCHONES. SU COBERTURA ESTATAL ES DE 38,180.0 KM2. SUSTENTAN DIFERENTES TIPOS DE VEGETACIÓN QUE PARA EL CASO DE LA ZONA DE ESTUDIO Y ALEDAÑAS SERÍAN PARA BOSQUES DE ENCINO, PINO Y ALGUNAS ÁREAS DE PASTIZAL.

EROSIÓN.

SE OBSERVÓ A TRAVÉS DE LOS LEVANTAMIENTOS DE SITIOS EDAFOLÓGICOS, QUE LA EROSIÓN PRESENTE ES DE TIPO HÍDRICA LAMINAR EN GRADOS MODERADOS A FUERTES (3C) CON LIGERA TENDENCIA A INCREMENTARSE DEBIDO AL SOBRE- PASTOREO EXISTENTE EN EL ÁREA DE ESTUDIO, POR PRESENCIA DE GANADO VACUNO.
LOS RESULTADOS DE LOS DIFERENTES MUESTROS, CONOCIDOS COMO SITIOS EDAFOLOGICOS SON LOS SIGUIENTES;

ORIGEN O FORMACION; IN SITU Y COLUVIAL
PROFUNDIDAD; SOMEROS (MENORES DE 30CMS. EN LOMERIOSALTOS Y CERRILES) y MEDIOS EN LOMERIOS BAJOS
DRENAJE INTERNO: GENERALMENTE MEDIOS
ESCURRIMIENTOS SUPERFICIALES; VARIA DE MEDIO A RAPIDO
COLORACION; VARIAN DE CASTANO ROJIZO CLARO A CASTANO GRISACEO CLARO CON VALOR CROMA DE 7.0 A 7.5 YR.
PEDREGOSIDAD Y ROCOSIDAD;LA PEDREGOSIDAD VARIA DEL 12 AL 28% Y LA ROCOSIDAD VARIA DEL 8 AL 25% DEPENDIENDO DE LA TOPOGRAFIA DEL SITIO.
EXPOSICION; SE PRESENTAN EXPOSICIONES NORTE EN ALGUNOS LOMERIOS Y ZENITAL EN LOMERIOS BAJOS.

FLORA
EL INVENTARIO DE FLORA Y EL ESTUDIO DE FAUNA EN EL SITIO DELPROYECTO SE PRESENTA EN EL APENDICE III DE ESTE AVISO DE INICIO DE ACTIVIDADES.

VEGETACIÓN

LA VEGETACIÓN CONSTITUYE UN ASPECTO IMPORTANTE, COMO COMPONENTE DE LOS ECOSISTEMAS TERRESTRES, PUES FUNCIONA PRINCIPALMENTE COMO ELEMENTO DE REGULACIÓN CLIMÁTICA, HIDROLÓGICA, PAISAJISTA, CONTROL DE EROSIÓN Y ADEMÁS SIRVE DE HÁBITAT Y ALIMENTO A LAS ESPECIES FAUNÍSTICAS.

LA ASOCIACION VEGETAL EXISTENTE EN LAS DIFERENTES ÁREAS DE ESTUDIO, SEGÚN COTECOCA – SARH SE DESCRIBEN COMO MATORRALES ARBOSUFRUTESCENTE D(B).

ESTE TIPO DE VEGETACIÓN SE LOCALIZA EN LA EN LA PORCIÓN CENTRAL DEL ESTADO Y OCUPA PARTE DEL MPIO. DE URES ENTRE OTROS.
LO CRUZA DEL SUR A NORTE CON EL TRAMO CARRETERO CAJEME-GUAYMAS-HERMOSILLO-BENJAMIN HILL. COLINDA AL NORTE CON LOS MATORRALES MEDIANO PARVIFOLIO Y MEDIANO PARVIFOLIO CRASICAULESCENTE Y AL SW CON EL MATORRAL SARCOCRASICAULESCENTE SUBINERME.

SE ESTIMA QUE CUENTA A NIVEL ESTATAL CON UNA SUPERFICIE DE 3'315,800 HAS., MISMAS QUE REPRESENTAN EL 17.88% DE LA SUPERFICIE TOTAL ESTATAL.

LA VEGETACIÓN ES UNA ASOCIACIÓN DE ARBUSTOS Y ARBUSTOS MEDIOS, CON HOJAS NO ESCLEROSAS Y TALLOS LEÑOSOS COMO: PAPACHES *Condalia spp.*, PIOJITO *Caesalpinia pumila* Y RAMA BLANCA *Encelia farinosa*, CON ARBOLES BAJOS COMO: PALO FIERRO *Olneya tesota* Y PALOS VERDES *Cercidium spp.* ALGUNAS CACTACEAS COMO PITAYA *Lemaireocereus thurberi* Y CHOYA *Opuntia fulgida;* CON UN ESTRATO INFERIOR HERBACEO COMO: HIERBA CENIZA *Tidestromia lanuginosa*, GOLONDRINA *Euphorbia sp.*, Zacate liebrero *Bouteloua rothrockii* Y ZACATE DE SEMILLA *Aristida adscensionis.*
PARA EL CASO DEL ÁREA DE ESTUDIO, SEGÚN COTECOCA SE PUEDEN DEFINIR DOS SITIOS Y/O ASOCIACIONES VEGETALES INFLUENCIADA ESTA DIFERENCIA POR CARACTERÍSTICAS EDÁFICAS Y TOPOGRÁFICAS Y SON LAS SIGUIENTES:

SITIO D(B)3   MATORRAL ARBOSUFRUTESCENTE CON:
GRAMA CHINA *Cathestecum brevifolium,* BREA *Cercidium sonorae,* UÑA DE GATO *Mimosa laxiflora* EN PLANICIES.

SITIO D (B)5   MATORRAL ARBOSUFRUTESCENTE CON:TOROTES *Bursera spp.,* ZAMOTA *Coursetia glandulosa,*DAIS *Desmanthas covillei* Y UNA DE GATO *Mimosa laxiflora.* EN LOMERIOS ALTOS Y CERRILES.

LAS ESPECIES MAS COMUNES EN EL TIPO DE VEGETACIÓN, SON LAS SIGUIENTES:

ARBOLES

Nombre Comun	Nombre Cientifico
PALO FIERRO	*Olneya tesota*
MEZQUITE	*Prosopis juliflora*
PALO VERDE	*Cercidium spp*
TESOTA	*Acacia occidentalis*
PALO LISO O PALO BICHI	*Acacia willardiana*
TOROTE	*Bursera spp.*
PALO JITO	*Forchameria watsonii*
PALO BLANCO MACIZO	*Piscidia mollis*
PALO CHINO	*Pithecellobium mexicanum*
BAGOTE	*Parkinsonia aculeata*
POCHOTE	*Ceiba acuminata*
GUAYACAN	*Guaiacum coulteri*
PALO BLANCO O PALO SANTO	*Ipomoea arborescens*
PALO DULCE	*Eysenharttia orthocarpa*
MAUTO	*Lysiloma divaricata*
SN. JUANICO	Jacquinia pungens

ARBUSTOS

VARA BLANCA	*Croton sonorae*
RAMA BLANCA O HIERBA DEL VASO	*Encelia farinosa*
UÑA DE GATO	*Mimosa laxiflora*
CHICURILLA	*Ambrosia cordifolia*
HIERBA DE LA BOTA	*Berginia virgata*
DAIS	*Desmanthus covillei*
CHAMIZO	*Atriplex canescens*
COSAHUI DEL NORTE	*Calliandra eriophylla*
ZAMOTA	*Coursetia glandulosa*
COSAHUI DEL SUR	*Krameria parvifolia*
SALVIAS	*Salvia spp*
JOJOBA	*Sismondsia chinensis*
OREGANO	*Limpia palmeri*
VINORAMA	*Acacia constricta*
CHIRAHUI	*Acacia olygocantha*
CHICURA	*Ambrosia ambrosioids*
PALO HEDIONDO	*Atamisquea emarginata*
ROMERIO	*Baccharis sarothroide*
PIOJITO	*Caesalpinia pumila*

GARAMBULLO	*Celtis pallida*
PALO COLORADO	*Colubrina Viridis*
BACHATA	*Condaliopsis lycioides*
GUISAPOL O COSAHI DEL SUR	*Krameria grayi*
PAPACHE BORRACHO	*Randia thurberi*
RAMA PARDA	*Ruellia californica*
OCOTILLON U OCOTILLO MACHO	*Fouqueria macdougallii*
OCOTILLO	*Fouqueria splendens*
SALVIA	*Hyptis emoryi*
SANGRENGADO	*Jatropha cardiophylla*
LOMBOY	*Jatropha cinerea*
MATACORA	*Jatropha cuneata*
PALO BRASIL	*Haematoxylon brasiletto*
SALICIESO	*Lycium andersonii*
TABACHIN	*Caesalpinia pùlcherrima*
HIERBA DE LA FLECHA	*Sapium biloculare*
MARIOLA	*Solanum hindsiana*
SITAVARO	*Vallesia glabra*
CHUPARROSA	*Beloperone californica*
TESOTA FALSA	*Acacia greggii*

TRANSECTO 1
LOTES MINEROS: "OCHO HERMANOS", MUNICIPIO DE URES
FECHA: 08 DE DICIEMBRE DEL 2010
CARTA TOPOGRAFICA: URES H12D32
ALTITUD DE: 494-510MSNM
COORDENADAS: 3,255,694 N Y 544,035 E
TECNICOS: RAUL BERNAL Y ROLANDO BUERAS.
TRANSECTO A PASOS(300x100)
SITIO D(B)5 MATORRAL ARBOSUFRUTESCENTE

N.COMUN	N.CIENTIFICO	P.DIREC.	P.INDIREC	TOTAL	COMP. BOTA. (%)
SIBIRI	*Opuntia leptocaulis*	1	2	3	2.56
TOROTE PAPELILLO	*Jatropha cordata*	3	3	6	5.14
ZAMOTA	*Coursetia glandulosa*	4	7	11	9.40
PAPACHE	*Condalia lycioides*	0	2	2	1.71
CHICURILLA	*Ambrosia cordifolia*	2	8	10	8.55
UÑA DE GATO	*Mimosa laxiflora*	7	9	16	13.68
PITAYA	*Lemaireocereus thurberi*	0	1	1	0.85
SAHUARO	*Carnegia gigantea*	1	1	2	1.71
OCOTILLO MACHO	*Fouqueria macdogallii*	1	2	3	2.56
SANGRENGADO	*Jatropha cardiophylla*	2	4	6	5.14
PALO VERDE	*Cercidium microphyllum*	4	1	5	4.27
BREA	*Cercidium sonorae*	2	0	2	1.71
MAUTO	*Lysiloma divaricata*	1	0	1	0.85
PINTA-PAN	*Abutilon sp*	16	10	26	22.22
PALO FIERRO	*Olneya tesota*	1	4	5	4.27
GUAYACAN	*Guaiacum coulteri*	2	2	4	3.42
SALICIESO	*Lycium andersonii*	3	1	4	3.42
FALSA BANDERILLA	*Bouteloua reflexa*	1	0	1	0.85
NOPAL	*Opuntia phaeacantha*	1	2	3	2.56
ETCHO	Pachycereus pecten-abori	1	3	4	3.42
TOROTE PRIETO	Bursera microphylla	2	2	2	1.71
TOTAL		53	64	117	100.00

SUELO 36
PIEDRA 28
MATERIA ORGANICA 0
45.30% de cobertura vegetal aérea

TRANSECTO 2
LOTES MINEROS: "URES", MUNICIPIO DE URES
FECHA: 08 DE DICIEMBRE DEL 2010
CARTA TOPOGRAFICA: URES H12D32
ALTITUD DE: 480MSNM
COORDENADAS: 3,256,300 N Y 544,250 E
TECNICOS: RAUL BERNAL Y ROLANDO BUERAS
TRANSECTO A PASOS (300x100)
SITIO D(B)5 MATORRAL ARBOSUFRUTESCENTE

N.COMUN	N.CIENTIFICO	P.DIREC.	P.INDIREC	TOTAL	COMP. BOTA. (%)
Sibiri	*Opuntia leptocaulis*	1	3	4	3.67
Palo Blanco	*Ipomoea arborescens*	3	2	5	4.59
Zamota	*Coursetia glandulosa*	3	4	7	6.42
Tesota	*Acacia occidentalis*	0	4	3.67	
Chicurilla	*Ambrosia cordifolia*	2	6	8	7.34
Uña de gato	*Mimosa laxiflora*	6	8	14	12.84
Chicura	*Ambrosia ambrosioide*	3	8	11	10.09
Mezquite	*Prosopis juliflora*	1	3	4	3.67
Garambullo	*Celtis pallida*	1	4	5	4.59
Farolito	*Cardiospermon corindum*	1	3	4	3.67
Palo verde	*Cercidium microphyllum*	1	4	5	4.59
Chuparrosa	*Beloperone californica*	3	3	6	5.50
Choya	*Opuntia fulgida*	2	2	4	3.67
Tabachin	*Caesalpinia pulcherrima*	5	5	10	9.17
Palo fierro	*Olneya tesota*	4	4	8	7.34
Guayacan	*Guaiacum coulteri*	2	3	5	4.59
Salicieso	*Lycium andersonii*	2	3	5	4.59
TOTAL		**40**	**69**	**109**	**100.00**

SUELO 49
PIEDRA 18
MATERIA ORGANICA 02
36.70% de cobertura vegetal aérea

TRANSECTO 3
LOTES MINEROS: "OCHO HERMANOS", MUNICIPIO DE URES
FECHA: 09 DE DICIEMBRE DEL 2010
CARTA TOPOGRAFICA: URES H12D32
ALTITUD DE: 485-498MSNM
COORDENADAS: 3,255,500 N Y 543,500 E
TECNICOS: RAUL BERNAL Y ROLANDO BUERAS.
TRANSECTO A PASOS(300x100)
SITIO D(B)3 MATORRAL ARBOSUFRUTESCENTE

N.COMUN	N.CIENTIFICO	P.DIREC.	P.INDIREC	TOTAL	COMP. BOTA. (%)
Grama china	Cathestecum brevifolium	4	12	16	14.41
Uña de gato	Mimosa laxiflora	5	9	14	12.61
Sangrengado	Jatropha cardiophylla	1	3	04	3.60
Pitaya	Lemaireocereus thurberi	0	2	2	1.80
Salicieso	Lycium andersonii	1	3	4	3.60
Palo verde	Cercidium microphyllum	2	4	6	5.41
Guayacan	Guaiacum coulteri	2	3	5	4.95
Choya	Opuntia fulgida	0	2	2	1.80
Sibiri	Opuntia leptocaulis	1	1	2	1.80
Pinta-pan	Anoda cristala	4	4	8	7.20
Vinorama	Acacia constricta	2	1	3	2.70
Palo fierro	Olneya tesota	4	6	10	9.00
Torote prieto	Bursera microphylla	1	3	4	3.60
Torote verde	Bursera confusa	0	2	2	1.80
Zamota	Coursetia glandulosa	2	4	6	5.41
Chicurilla	Ambrosia cordifolia	2	5	7	6.31
Garambullo	Celtis pallida	3	2	5	4.95
Rama blanca	Encelia farinosa	3	8	11	9.90
TOTAL		**37**	**74**	**111**	**100.00**

SUELO 62
PIEDRA 12
MATERIA ORGANICA 74
33.33% de cobertura vegetal aérea

TRANSECTO 4
LOTES MINEROS: "OCHO HERMANOS", MUNICIPIO DE URES
FECHA: 09 DE DICIEMBRE DEL 2010
CARTA TOPOGRAFICA: URES H12D32
ALTITUD DE: 485-498MSNM
COORDENADAS: 3,255,500 N Y 543,500 E
TECNICOS: RAUL BERNAL.
TRANSECTO A PASOS(300x100)
SITIO D(B)3 MATORRAL ARBOSUFRUTESCENTE

N.COMUN	N.CIENTIFICO	P.DIREC.	P.INDIREC	TOTAL	COMP. BOTA. (%)
Grama china	*Cathestecum brevifolium*	5	7	12	10.71
Uña de gato	*Mimosa laxiflora*	6	9	15	13.39
Sangrengado	*Jatropha cardiophylla*	2	3	5	4.46
Pitaya	*Lemaireocereus thurberi*	1	1	2	1.80
Papache borracho	*Randia thurben*	1	3	4	3.57
Salicieso	*Lycium andersonii*	2	3	5	4.46
Palo verde	*Cercidium microphyllum*	3	6	9	8.04
Guayacan	*Guaiacum coulteri*	2	2	4	3.57
Choya	*Opuntia fulgida*	2	3	5	4.46
Palo fierro	*Olneya tesota*	5	6	11	9.82
Chicurilla	*Ambrosia cordifolia*	3	7	10	8.93
Torote verde	*Bursera confusa*	2	3	5	4.46
Tabachin	*Caesalpinia pulcherrima*	2	2	4	3.57
Sibiri	*Opuntia leptocaulis*	1	2	3	2.68
Tesota falsa	*Acacia greggii*	2	3	5	4.46
Mezquite	*Prosopis juliflora*	2	3	5	4.46
Cosahuisur	*Krameria paraifolia*	3	2	5	4.46
Chiraui		0	3	3	2.68
TOTAL		**44**	**68**	**112**	**100.00**

SUELO 52
PIEDRA 16
MATERIA ORGANICA 0
39.28% de cobertura vegetal aérea.

TRANSECTO 5
LOTES MINEROS: "OCHO HERMANOS", MUNICIPIO DE URES
FECHA: 09 DE DICIEMBRE DEL 2010
CARTA TOPOGRAFICA: URES H12D32
ALTITUD DE: 519MSNM
COORDENADAS: 3,254,964 N Y 543,673 E
TECNICOS: RAUL BERNAL.
TRANSECTO A PASOS(200x100)
SITIO D(B)3 MATORRAL ARBOSUFRUTESCENTE

N.COMUN	N.CIENTIFICO	P.DIREC.	P.INDIREC	TOTAL	COMP. BOTA. (%)
Ocotillo	*Fouquiiria splendens*	2	8	10	9.09
Uña de gato	*Mimosa laxiflora*	8	13	21	19.09
Vinorama	*Acacia constricta*	3	9	12	10.91
Cosahui del norte	*Calandria eriophylla*	1	6	7	6.36
Falsa banderilla	*Bouteloua reflexa*	2	3	5	4.56
Salicieso	*Lycium andersonii*	2	5	7	6.36
Zacate borreguero	*Erioneuron pulchellun*	4	8	12	10.91
Guayacan	*Guaiacum coulteri*	2	2	4	3.64
Hojasen	*Cassia covesii*	1	5	6	5.45
Palo fierro	*Olneya tesota*	1	6	7	6.36
Tullidora	*Karwinskia parvifolia*	1	3	4	3.64
Bacanora	*Agave angustifolia*	0	2	2	1.82
Pinta pan	*Anoda cristata*	0	3	3	2.72
Sibiri	*Opuntia leptocaulis*	1	3	4	3.64
TOTAL		30	80	110	100.00

SUELO 52
PIEDRA 24
MATERIA ORGANICA 4
27.27% de cobertura vegetal aérea

ESTUDIO BIOFISICO

PROYECTO "URES"

URES, SONORA

POR ING. RAUL BERNAL LIÑAN

DICIEMBRE DEL 2010

SEGUNDA PARTE

POSIBILIDADES DE USO.-

USO POTENCIAL GANADERO

DADAS LAS CARACTERÍSTICAS PRESENTES EN LAS ÁREAS DE ESTUDIO DONDE EL TIPO DE VEGETACIÓN SE DEFINE COMO UN MATORRAL ARBOSUFRUTESCENTE, EL USO ACTUAL DEL SUELO ES PECUARIO (GANADERÍA EXTENSIVA) CON EL USO DE RAZAS DE BOVINOS PRODUCTORES DE CARNE.
SE OBSERVA QUE EXISTE UNA SOBRECARGA (PASTOREO SEVERO), LO QUE HA TRAÍDO COMO CONSECUENCIA UNA SOBREUTILIZACIÓN DE LAS ESPECIES FORRAJERAS (GRAMÍNEAS Y ARBUSTIVAS FORRAJERAS EN SU MAYORÍA), BAJA COBERTURA VEGETAL, BAJO VIGOR EN LAS ESPECIES VEGETALES PALATABLES PARA EL GANADO VACUNO, EROSIÓN HÍDRICA LAMINAR Y EN PEQUEÑOS SURCOS EN GRADO MODERADO (3B Y 3C EN PARTES.
LOS COEFICIENTES DE AGOSTADERO EN CONDICIÓN BUENA SEGÚN COTECOCA EN EL ÁREA DE ESTUDIO VARÍAN DE 22.00 A 27.00 HA./U.A. AL AÑO, LO QUE REPRESENTA PRODUCCIONES ESTIMADAS EN 224.00 A 182.5 KGS/HA. DE FORRAJE REFERIDOS A MATERIA SECA.

USO POTENCIAL FORESTAL

LAS ÁREAS DE ESTUDIO ESTÁN DOMINADOS POR TERRENOS APTOS PARA USO FORESTAL DOMÉSTICO, ES DECIR, PERMITE LA EXTRACCIÓN EN BAJA ESCALA (LEÑA, Y POSTERIA PREFERENTEMENTE). SIN EMBARGO LA CONDICIÓN ACTUAL DE LA VEGETACIÓN Y NIVEL DE EXTRACCIÓN PARA ESTE FIN ES CASI NULO.

SISTEMA Y DISEÑO DEL MUESTREO

DESCRIPCIÓN Y JUSTIFICACIÓN DEL MÉTODO UTILIZADO

CUALQUIER ESTUDIO DE VEGETACIÓN, ESTABLECE PRIMERAMENTE LA DESCRIPCIÓN DE SEGMENTOS, TIPO DE VEGETACIÓN O ASOCIACIONES VEGETALES Y/O SITIOS CON CARACTERÍSTICAS COMUNES, QUE LOS HACEN APARECER COMO UNA POBLACIÓN O COMUNIDAD QUE ENCIERRA CIERTA VARIABILIDAD EN LOS INDIVIDUOS. LA LÍNEA DE CANFIELD O MÉTODO DE INTERCEPCIÓN EN LÍNEA (1941), ASÍ COMO EL TRANSECTO A PASOS CON OBSERVANCIA Y REPORTE DE PUNTOS DIRECTOS E INDIRECTOS, SON MÉTODOS DE MUESTREO QUE NOS PERMITEN OBTENER UNA SERIE DE VALORES QUE NOS AYUDAN A ESTIMAR VARIAS CARACTERÍSTICAS DE UNA COMUNIDAD, AL REALIZAR CUALQUIERA DE ESTOS MÉTODOS, PODEMOS ESTIMAR TOMANDO EN CUENTA ÚNICAMENTE VEGETACIÓN CARACTERÍSTICAS, TALES COMO: COBERTURA VEGETAL, COMPOSICIÓN BOTÁNICA, VIGOR, FRECUENCIA ETC., AL REALIZAR ESTAS EVALUACIONES TAMBIÉN OBTENDREMOS VALORES EN CUANTO A CARACTERÍSTICAS EDAFOLÓGICAS SE REFIERE.

UNA VEZ CONOCIDO Y UBICADO EL PROYECTO "URES", EN CARTA TOPOGRÁFICA SE UBICARON LAS ÁREAS DE INTERÉS (MUESTREO) Y SE UBICARON LOS TRANSECTOS A PASOS EN LOS PREDIOS MAS REPRESENTATIVOS EN CUANTO A LOS SITIOS DE VEGETACIÓN Y DE LAS SUPUESTAS ÁREAS CON MAYOR POTENCIAL MINERO.

CABE MENCIONAR QUE PARA TAL CASO SE IGNORAN LOS MUESTREOS EN ÁREAS QUE PRESENTAN DIVERSOS GRADOS DE PERTURBACIÓN A LA VEGETACIÓN NATURAL.

PROCEDIMIENTO

TRANSECTO A PASOS CON REPORTE DE PUNTO DIRECTO (COBERTURA E INDIRECTOS)

ESTE MÉTODO SE CONSIDERA VARIANTE O MODIFICACIÓN DE LA LÍNEA DE CANFIELD (1941) SOBRE EL TERRENO SE TRAZA EL RECORRIDO DE UNA LÍNEA EN FORMA PERPENDICULAR AL ÁREA, VISUALIZANDO UN PUNTO QUE PERMITA RECORRER EN ESA DIRECCIÓN APROX. 300 O 500 MTS PASOS DE TAL MANERA QUE EN CADA TRES O CINCO PASOS SE PUEDA TOMAR UNA LECTURA HASTA TOTALIZAR 100 MUESTRAS.

SE REALIZA PRIMERO UN INVENTARIO DE LA VEGETACIÓN ENCONTRANDO SOBRE EL FORMATO DE TRANSECTO Y SE INCLUYE LOS VALORES DEL SUELO DESNUDO, PIEDRA Y MANTILLO ORGÁNICO, SE INDICA EL TRANSECTO DE TAL MANERA QUE CON LA PUNTA DEL PIÉ SE TOMAN LOS VALORES, PUNTO DIRECTO SE LE DA A LA O LAS ESPECIES QUE TOCA LA PUNTA DEL PIÉ O QUE QUEDEN ARRIBA DE ESTE, PUDIENDO EN ALGUNOS CASOS DARSE TRES PUNTAS DIRECTAS CUANDO SE ENCUENTREN O SE INTERCEPTEN LOS TRES ESTRATOS DE VEGETACIÓN O SIMPLEMENTE EL CRECIMIENTO ACUMULADO O OTRAS

ESPECIES EN UNA ÁREA REDUCIDA, SE LE OTORGA EL VALOR DE UN PUNTO INDIRECTO A LA ESPECIE MAS CERCANA AL FRENTE O LATERAL UNA VEZ CONSIDERANDO EL PUNTO VISADO COMO SUELO DESNUDO, PIEDRA O ROCA Y MANTILLO.

PARA CUALQUIER MÉTODO DE MUESTREO, SE DETERMINAN VALORES PARA CADA ESPECIE DE:

A).- COMPOSICIÓN BOTÁNICA
B).- COBERTURA VEGETAL (ÁREA Y BASAL)
C).- FRECUENCIA
E).- ÁREA DESNUDA
POR ESTOS MÉTODOS O TÉCNICAS DE MUESTREO, NO SE PUEDE OBTENER DATOS DE DENSIDAD (NUMERO DE INDIVIDUOS POR UNIDAD DE SUPERFICIE), DADO A QUE SE CONSIDERAN MÉTODOS ABIERTOS.

INTENSIDAD DE MUESTREO

PARA EL INVENTARIO FORESTAL SE DETERMINARON CUATRO SITIOS DENTRO DE LAS ÁREAS CON VEGETACIÓN NATIVA Y SUS DIFERENTES ASOCIACIONES EN LAS ÁREAS DE INTERÉS, DEBIDO A LA HOMOGENEIDAD QUE PRESENTAN ESTAS ASOCIACIONES SE REALIZARON LOS MUESTREOS Y SITIOS EDAFOLÓGICOS, MISMOS QUE SE ACOMPAÑAN Y QUE MUESTRAN BAJAS COBERTURAS VEGETALES Y FUERTES GRADOS DE EROSIÓN.

MEDICIONES DE CAMPO

LA INFORMACIÓN RECABADA EN CAMPO SE AGRUPA EN DOS CLASES, LA SILVÍCOLA – ECOLÓGICA Y LA DE CONTROL. EN LA PRIMERA SE CAPTA INFORMACIÓN DE LAS CARACTERÍSTICAS GENERALES COMO SON: USOS, ESPECIES, ALTURA MEDIA, ETC., EN LA INFORMACIÓN ECOLÓGICA, SE TOMARON DATOS DE ALTURA SOBRE EL NIVEL DEL MAR, PENDIENTE GENERAL, EXPOSICIÓN, TEXTURA, DRENAJE INTERNO, TIPOS Y GRADOS DE EROSIÓN, COLOR DE SUELO, ETC. EN EL TIPO DE DATOS DE CONTROL SE ANOTA LA INFORMACIÓN REFERENTE A LA UBICACIÓN GEOGRÁFICA DEL PREDIO COMO ES: ENTIDAD, CARTA INEGI, MUNICIPIO, TIPO Y SITIO DE VEGETACIÓN, BRIGADA QUE TOMÓ EL MUESTREO, ETC.

MATERIAL CARTOGRÁFICO

EL MATERIAL CARTOGRÁFICO UTILIZADO FUERON LAS CARTAS TOPOGRÁFICAS DE INEGI, A ESCALA 1:50,000

H12D32 – (URES)

USO DEL SUELO Y VEGETACIÓN, HIDROLÓGICA DE AGUAS SUPERFICIALES, GEOLÓGICAS, CLIMÁTICAS Y EDAFOLÓGICAS, PLANO DE VEGETACIÓN DEL ESTADO DE SONORA (ELABORADOS POR COTECOCA - SARH)

-EQUIPO DE MEDICIÓN

1 GPS
2 BINOCULARES
3 BRÚJULA DE SILVA
4 NIVEL DE MANO
5 NAVAJA
6 FORMA DE INVENTARIO
7 CLICIMETRO
8 CONTADOR
9 TIJERAS
10 PRENSA PARA COLECTAR ESPECIES VEGETALES.
11 CAMARA FOTOGRAFICA.

FAUNA SILVESTRE

FAUNA

LA FAUNA HA JUGADO UN PAPEL MUY IMPORTANTE EN LA HISTORIA DE LA HUMANIDAD AL PROVEER DE ALIMENTO Y VESTIDO A LOS SERES HUMANOS. ACTUALMENTE ESTE RECURSO JUEGA UN PAPEL VITAL PARA EL EQUILIBRIO ECOLÓGICO Y ESTÁ SIENDO REVALUADO AL CONSIDERAR SU IMPORTANCIA COMERCIAL RACIONAL, MEDIANTE LA CACERÍA Y EL TURISMO ECOLÓGICO.

LA FAUNA QUE SE ENCUENTRA EN LA REGIÓN DE LA MICROCUENCA ES MUY VARIADA. EN ELLA SE INCLUYEN DIVERSAS ESPECIES, MISMAS QUE SON ENUMERADAS EN EL SIGUIENTE CUADRO, CUYA INFORMACIÓN ES RESULTADO DE CONSULTAS BIBLIOGRÁFICAS, ENTREVISTAS CON LOS POBLADORES Y OBSERVACIÓN DIRECTA DE EXCRETAS Y HUELLAS REALIZADA POR EL PERSONAL TÉCNICO QUE ELABORÓ EL PRESENTE ESTUDIO.

ES IMPORTANTE CONSIDERAR EL POTENCIAL QUE SE TIENE PARA HACER UN APROVECHAMIENTO INTEGRAL Y SUSTENTABLE DE LA FLORA Y FAUNA SILVESTRE, A TRAVÉS DE UNIDADES DE MANEJO AMBIENTAL (UMA), CON LA PRODUCCIÓN DE MIEL Y CERA, Y EL APROVECHAMIENTO CINEGÉTICO DE LAS DIFERENTES ESPECIES EXISTENTES EN LA ZONA.
EL LISTADO DE ESPECIES SE DA EN EL APENDICE III, DENTRO DEL ESTUDIO BIOFISICO EFECTUADO PARA ESTE PROYECTO MINERO EN PARTICULAR.

IMPORTANCIA DE LOS RECURSOS NATURALES

LOS RECURSOS NATURALES DE CUALQUIER REGIÓN, SON MUY IMPORTANTES PARA EL DESARROLLO ECONÓMICO DE LOS HABITANTES, YA QUE A TRAVÉS DE ELLOS PODEMOS LLEVAR A CABO EL APROVECHAMIENTO INTEGRAL DE LA FLORA Y FAUNA, SON TAMBIÉN LA BASE PARA EL INICIO DE PROYECTOS DE DIVERSIFICACIÓN CON RESULTADOS A CORTO PLAZO, GENERANDO EMPLEOS E INGRESOS ECONÓMICOS A PARTIR DEL USUFRUCTO DE ESTOS RECURSOS DE MANERA ORDENADA Y DIRIGIDA.

EN LA ACTUALIDAD EXISTEN ALTERNATIVAS VIABLES PARA LLEVAR A CABO UN APROVECHAMIENTO PLANIFICADO, DESTACANDO LAS SIGUIENTES OPCIONES PRODUCTIVAS:

- APROVECHAMIENTO CINEGÉTICO (CACERÍA)
- ECOTURISMO (VISITAS)
- EXPLOTACIÓN COMERCIAL DE OTRAS ESPECIES (AVES, REPTILES, ETC.)
- PRODUCCIÓN DE MIEL Y CERA (APICULTURA)

LA INFORMACIÓN DISPONIBLE SE PUEDE RELACIONAR CON ALGUNOS ASPECTOS TÉCNICOS SOBRE ALGÚN APROVECHAMIENTO FORESTAL PRODUCTO DE LOS TRABAJOS DE MEJORAMIENTO DE AGOSTADERO QUE PROVOCÓ UN CAMBIO EN LA COMPOSICIÓN BOTÁNICA DEL ÁREA Y POR LO TANTO EN EL HÁBITAT NATURAL DE LA FAUNA SILVESTRE DEL LUGAR, ASIMISMO LA CONSTRUCCIÓN DE VÍAS DE COMUNICACIÓN (CAMINOS DE ACCESO) POR TODA EL ÁREA PROYECTO PERMITE Y/O FACILITA LA CACERÍA FURTIVA.

LAS ESPECIES DE MAMÍFEROS QUE SE PUDIERON REGISTRAR SON:

MAMÍFEROS

NOMBRE COMUN	NOMBRE CIENTÍFICO
ARDILLAS	*Ammospermophilus spp. (1)* *Spermophilus spp.*
RATAS CANGURO	*Dipodomys spp. (2)*
RATONES	*Perognathus spp. (2)* *Neotoma spp. (2)*
CONEJO	*Sylvilagus audubonii (1)*
LIEBRE	*Lepus alleni (1)*
ZORRILLOS	*Mephitis mephitis (3)*
COYOTES	*Cannis latrans (3) (2)*
COCHI JABALI	*Pecari tajacu*
VENADO COLA BLANCA	*Odeicoleus virginianus.*

AVES

NOMBRE COMUN	NOMBRE CIENTÍFICO
AURAS O ZOPILOTES	*Cathartes aura (1)*
HALCÓN RATONERO	*Buteo jamaicensis (1) (2)*
GODORNIZ DE GAMBEL O PERDIZ	*Callipepla gambelii (1)*
PALOMA PITAYERA	*Zenaida asiática (1)*
PALOMA TORCASA O HUILOTA	*Zenaida macroura (1), (2)*
TORTOLITAS	*Columbina spp. (1)*
CHUREA O CORRECAMINOS	*Geococcyx californianus (1)*
BÚHO	*Bubo virginianus (3)*
TAPACAMINOS	*Caprinulgos vociferus (2)*
CHUPARROSAS	*Archilochus sp. (1)* *Calypte sp. (1)*
PÁJAROS CARPINTEROS	*Melanerpes Urophygialis (3)* *Picoides scalaris (3)*
PÁJARO CHISTADOR	*Sayornis saya (1)*
CUERVO COMÚN	*Corvus corax (1)*
CHONTE O ZENZONTLE	*Mimus polyglottos (1),(2)*
CARDENAL	*Cardinalis cadernalis (1),(2)*
GORRIÓN ROJO	*Carpodacus mexicanus (1)*
GORRIÓN COMÚN	*Passer domesticus (1),(2)*

REPTILES (Herpertofauna)

NOMBRE COMUN	NOMBRE CIENTIFICO
TORTUGA	*Gopherus agassizii (3)*
HUICOS, CACHORAS Y PERRITAS	*Callisaurus spp. (2)* *Uta spp. (2)* *Gambelia spp. (1)*
CAMALEÓN	*Phrynosoma solare (3)*
VÍBORAS DE CASCABEL	*Crotalus spp. (3)*

INSECTOS (principales)

NOMBRE COMUN	NOMBRE CIENTÍFICO
HORMIGA	*Pogonomyrmex rugosus (1), (2)*
TARÁNTULA DEL DESIERTO	*Aphonopelma chaloodes (3)*
GRILLOS	*Anabrus simples (1)*
CHAPULINES	*Trimerotropis pallidipennis (1)* *Brachystola magma*
ALACRANES	*Centruroides spp. (3)* *Hadrurus arizonensis (3)*
MIL PIES	*Orthoporus ornatus (3)*

CLAVE: (1) Observación directa
(2) Excretas, huellas y/o nidos
(3) Reportes (bibliografías y encuestas).

ANFIBIOS, BATRACIOS Y PECES

DADO QUE NO SE ENCUENTRAN CORRIENTES PERMANENTES EN LA ZONA ESTUDIADA Y DEBIDO A LA ÉPOCA DEL AÑO, NO SE REGISTRARON ÉSTOS.

ESPECIES ENDÉMICAS, AMENAZADAS Y/O EN PELIGRO DE EXTINCIÓN.-

EN ESTE APARTADO, DE ACUERDO CON LA REVISIÓN BIBLIOGRÁFICA REALIZADA Y A LA NORMA OFICIAL MEXICANA NOM-059-ECOL-2001, SE REGISTRAN ESPECIES VEGETALES COMO PALO FIERRO (*Olneya tesota*), Y GUAYACAN *(Guaiacum coulteri)* MISMAS QUE SE ENCUENTRAN EN EL ESTATUS DE PROTECCION ESPECIAL Y EN EL CASO DE LA FAUNA REPORTA LA VIBORA DE CASCABEL *(Crotalus spp.)* QUE SE SITÚEN EN LA CATEGORÍA DE ESPECIES AMENAZADAS Y QUE REQUIEREN PROTECCIÓN ESPECIAL.

SIN EMBARGO SE ESTABLECERÁN MEDIDAS PARA EL RESCATE Y PROTECCIÓN DE EJEMPLARES QUE NO FUERON OBSERVADOS EN LAS ÁREAS DE ESTUDIO Y QUE PUDIERAN SER AFECTADOS DURANTE LA EJECUCIÓN DEL PROYECTO.

IMPORTANCIA ECONÓMICA Y ECOLÓGICA.-

IMPORTANCIA ECONÓMICA: A PARTIR DE LA LEY DE EQUILIBRIO ECOLÓGICO Y PROTECCIÓN AL AMBIENTE QUE PLANTEA EL APROVECHAMIENTO ECONÓMICO DE FAUNA A TRAVÉS DE CRIADEROS Y LA LEY FORESTAL QUE OTORGA EL DOMINIO A SUS TENEDORAS.

POR LO TANTO PARA REVALORAR LA IMPORTANCIA ECONÓMICA DE LA FAUNA SILVESTRE EN EL ÁREA DE ESTUDIO EN CUANTO A LAS POBLACIONES EXISTENTES SOBRE TODO DE FAUNA MAYOR COMO: VENADOS COLA BLANCA Y COCHI JABALÍ, SE RECOMIENDA UN ESTUDIO Y ELABORACIÓN DE UMA (UNIDADES DE MANEJO AMBIENTAL) YA QUE DEBIDO A LAS OBSERVACIONES DE HUELLAS Y ESCRETAS, ASÍ COMO LAS EXCELENTES CONDICIONES DEL ÁREA DE ESTUDIO PARA BRINDAR UN BUEN HÁBITAT EN CUANTO A ALIMENTO Y PROTECCIÓN DE LA ESPECIE ANTES MENCIONADA SE PREDICE QUE LA DENSIDAD DE ESTA ESPECIE ES ALTA.

OTRAS ESPECIES DE IMPORTANCIA ECONÓMICA SON ALGUNAS AVES CANORAS Y OTRAS DE INTERÉS ORNAMENTAL COMO EL CENZONTLE, CADERNAL, PALOMA ALIBLANCA, TAMBIÉN PODEMOS MENCIONAR ESPECIES DE AVES Y MAMÍFEROS CUYA IMPORTANCIA RADICA EN SU UTILIZACIÓN COMO ALIMENTO OCASIONAL DE ALGUNOS POBLADORES DE LA ZONA, COMO POR EJEMPLO: PALOMA, HUILOTA, CODORNIZ, CONEJO, LIEBRE, ETC; ESTAS ESPECIES SON CAZADAS POR LO GENERAL SIN PERMISO Y FUERA DE ÉPOCAS, PARA SATISFACER ALGUNAS NECESIDADES DE ALIMENTACIÓN, PERO PREFERENTEMENTE COMO DEPORTE.

IMPORTANCIA ECOLÓGICA: ALGUNAS ESPECIES DE MAMÍFEROS Y AVES SON REGULADORAS DE NIVELES POBLACIONALES DE INSECTOS, REPTILES Y ROEDORES, SIENDO PARTE IMPORTANTE COMO INTEGRANTES DE LA CADENA ALIMENTICIA DE LOS MAMÍFEROS Y DE ALGUNOS REPTILES.

LA CONSERVACIÓN DE LA BIODIVERSIDAD (ANIMAL Y VEGETAL) DE LA ZONA, ES MUY IMPORTANTE, POR LO TANTO DEBERÁ MANTENERSE EN CONDICIONES FAVORABLES, LAS ÁREAS ALEDAÑAS Y FUERA DEL PROYECTO POR LA IMPORTANCIA QUE TIENEN ESTAS COMO SITIOS DE ANIDACIÓN, PROTECCIÓN TÉRMICA Y CORREDORES NATURALES SOBRE TODO DE LOS MAMÍFEROS Y AVES.

FAUNA SILVESTRE AMENAZADA Y/O EN PELIGRO DE EXTINCIÓN.-

INFORMACIÓN Y PLANTEAMIENTOS GENERALES.-

LA FAUNA SILVESTRE PUEDE PROPICIAR DIVERSOS BENEFICIOS COMO: SU UTILIZACIÓN CON FINES COMERCIALES, CACERÍA DEPORTIVA, EL USO NO CONSUMISTA, LA OBSERVACIÓN O AUDICIÓN CON FINES RECREATIVOS O DE ESTUDIO, ADEMÁS SU UTILIZACIÓN COMO COMPLEMENTO ALIMENTICIO DE ALGUNAS ESPECIES POR PARTE DE LOS POBLADORES DE LA ZONA
EL HÁBITAT ES LA UNIDAD BÁSICA DE LAS COMUNIDADES ANIMALES, POR LO QUE CUALQUIER MODIFICACIÓN A ÉSTE INFLUENCIARÁ UN EFECTO, CUYA MAGNITUD DEPENDERÁ DEL TIPO DE CAMBIO QUE SE PRESENTE EN EL ECOSISTEMA.

UNA DE LAS CONCLUSIONES MÁS IMPORTANTE QUE SE HAN OBTENIDO EN ESTUDIOS REALIZADOS SOBRE FAUNA SILVESTRE, ES QUE LAS POBLACIONES ESTÁN CONTROLADAS POR LAS CONDICIONES DEL HÁBITAT EN EL QUE SE DESARROLLA, DEBIDO A QUE CADA ESPECIE ELIGE DETERMINADOS TIPOS Y CANTIDADES DE ALIMENTO, ABRIGO Y AGUA, COMO LA DISTRIBUCIÓN DE LOS ALIMENTOS NECESARIOS EN EL MEDIO AMBIENTE EL NUMERO DE ANIMALES QUE PUEDEN EXISTIR, POR LO TANTO LA MAYOR OPCIÓN PARA CONSERVAR Y PROTEGER LA FAUNA ES MANTENER LOS HÁBITATS, PREFERIDOS PRO ESTAS ESPECIES EN CALIDAD, CANTIDAD Y EXTENSIÓN SUFICIENTES PARA QUE LAS ESPECIES NO SE VEAN AFECTADAS EN SUS HÁBITATS, TANTO ALIMENTICIOS COMO DE COMPORTAMIENTO.

LOS SISTEMAS DE PRODUCCIÓN MINERA, TIENEN MARCADOS EFECTOS SOBRE LAS EXIGENCIAS LOCALES DE AGUA, ALIMENTO Y ABRIGO, PERO DEBIDO QUE OBEDECEN NECESIDADES SOCIOECONÓMICAS, NO PUEDEN MODIFICARSE CON FACILIDAD A FAVOR DE LA FAUNA SILVESTRE, SIN EMBARGO, FRECUENTEMENTE PUEDEN ATENDERSE NECESIDADES DE LA FAUNA REGIONAL, MEDIANTE UNA PLANEACIÓN APROPIADA, SIN ESTROPEAR OTRAS ACTIVIDADES POTENCIALES COMO LA MINERÍA, A TRAVÉS DEL USO DEL SUELO.

UNA ADMINISTRACIÓN APROPIADA DEL SUELO DESDE EL PUNTO DE VISTA DE LA PRODUCCIÓN ECONÓMICA, ES LA MEJOR MANERA DE MANTENER UN BUEN HÁBITAT PARA LA FAUNA SILVESTRE, CUALQUIER CAMBIO EN LA VEGETACIÓN QUE LOS SUSTENTA PUEDE BENEFICIAR A CIERTO TIPO DE FAUNA, SIN EMBARGO PUEDE AFECTAR A OTRAS QUE TIENEN SUS PROPIAS EXIGENCIAS DE ALIMENTACIÓN Y ABRIGO, POR LO TANTO SE DEBERÁN LLEVAR A CABO PLANES DE MANEJO QUE BENEFICIE LA MAYOR PARTE DE LA POBLACIÓN FAUNÍSTICA DEL LUGAR.

ALGUNAS DE LAS CONDICIONES GENERALES QUE DEBEN PERMANECER EN EL ECOSISTEMA CON EL FIN DE GARANTIZAR LA EXISTENCIA DEL HÁBITAT PARA MUCHAS DE LAS ESPECIES, PUEDE SER LA PRESENCIA DE

ÁREAS CON PASTOS Y MATORRALES; TRONCOS EN DIFERENTES GRADOS DE DESCOMPOSICIÓN, TANTO EN PIE COMO DERRIBADOS, ÁREAS DENSAS (DOSEL CERRADO) EN ARROYOS O CORRIENTES DE AGUA, EVITAR Y/O REDUCIR LA CONDICIÓN DE DIVERSIDAD BIOLÓGICA DE LOS HÁBITATS, TODO ESTO CON EL FIN DE GARANTIZAR LAS CONDICIONES NECESARIAS PARA EL DESARROLLO DE LAS ESPECIES FAUNÍSTICAS, BÁSICAMENTE ALIMENTOS, PROTECCIÓN A LUGARES DE REPRODUCCIÓN Y CORREDORES NATURALES.

SIENDO LA EXPLOTACIÓN MINERA UNA DE LAS ACTIVIDADES MENOS COMPATIBLES CON EL DESARROLLO DE LA FAUNA, SE PUEDEN DISEÑAR ESTRATEGIAS DE MANEJO PARA MANTENER LA DIVERSIDAD DE FAUNA DEL ÁREA, ALGUNAS DE ESTAS CONSIDERACIONES PUEDEN SER: EVITAR TRABAJOS DE DESMONTES Y/O ACLAREOS DE VEGETACIÓN INNECESARIOS DENTRO DE LOS LOTES MINEROS, SOBRE TODO EN ARROYOS Y BAJÍOS, DEJAR ÁRBOLES GRANDES Y SECOS, TRONCOS EN PUTREFACCIÓN TANTO EN PIE COMO DERRIBADOS, SOBRE TODO EN AQUELLOS QUE SIENDO DE BAJO VALOR COMERCIAL, PUEDEN PROPORCIONAR UN ALTO BENEFICIO PARA MANTENER LAS CONDICIONES QUE FAVOREZCAN A INSECTOS Y REPTILES QUE SIRVEN DE ALIMENTO A CIERTO TIPO DE FAUNA Y SOBRE TODO PROTEGER Y MEJORAR LOS SITIOS QUE PRESENTAN UNA ALTA ACTIVIDAD DE FAUNA SILVESTRE.

MEDIANTE ESTAS ESTRATEGIAS SE BUSCA GARANTIZAR LA PERMANENCIA DE LAS CONDICIONES NECESARIAS PARA EL DESARROLLO DE LAS ESPECIES FAUNÍSTICAS DE LA ZONA, BÁSICAMENTE TRATANDO DE QUE HAYA ALIMENTO DISPONIBLE, QUE ES LA BASE PARA LA REPRODUCCIÓN Y SUPERVIVENCIA DE LAS ESPECIES, PROTECCIÓN EN LAS ÁREAS DETECTADAS COMO LUGARES DE ABRIGO, REPRODUCCIÓN Y ANIDACIÓN DE ESPECIES.

COMO SE COMENTÓ ANTERIORMENTE, DEPENDIENDO DE LOS MÉTODOS DE EXPLOTACIÓN, LA MINERÍA ES UNA DE LAS ACTIVIDADES MENOS COMPATIBLES CON EL DESARROLLO DE LA FAUNA SILVESTRE, ACTUALMENTE LA UBICACIÓN CERCANA DE LOS RANCHOS REGISTRADOS COMO CRIADEROS DE FAUNA SILVESTRE, PERMITIENDO QUE EL MOVIMIENTO TEMPORAL DE LA FAUNA MAYOR HACIA ESAS ZONAS, PARA POSTERIORMENTE REGRESAR A OCUPAR LOS HÁBITATS QUE ORIGINALMENTE OCUPARON UNA VEZ QUE SE HAN RESTABLECIDO LAS CONDICIONES PARA SU BUEN DESARROLLO.
EN ESTE CASO PARTICULAR, SE DETECTO LA PRESENCIA DE LA VIBORA DE CASCABEL COMO ESPECIE PROTEGIDA.

MEDIDAS ESPECIFICAS PARA CONSERVAR Y PROTEGER EL HABITAT DE ESPECIES DE FLORA Y FAUNA SILVESTRES, AMENAZADAS Y/O EN PELIGRO DE EXTINCIÓN

INDEPENDIENTEMENTE DE LA CATEGORÍA QUE PRESENTEN LAS ESPECIES DE FLORA Y FAUNA REPORTADAS EN PROGRAMA DE MANEJO FORESTAL LAS MEDIDAS QUE SE PROPONEN DEBERÁN SER APLICADAS DE MANERA GENERAL A LA TOTALIDAD DE LAS ESPECIES EXISTENTES EN EL ÁREA DE PROYECTO.

1) SE DEBERÁN MANTENER EN CONDICIONES ORIGINALES LAS ÁREAS O SUPERFICIES DE TERRENO EN LAS QUE NO SE LLEVE A CABO ACTIVIDADES MINERAS NI DE EXPLORACIÓN, INCLUSO ESTAS ÁREAS SEGREGADAS DEBERÁN INICIAR UN PROGRAMA DE REFORESTACIÓN DE PLANTAS COMO; GUAYACAN *Guaiacum coulteri*, PALO FIERRO *Olneya tesota* Y CABEZA DE VIEJO *Mamillaria spp.*

2) EL TITULAR DEL PERMISO DEBERÁ HACER CUMPLIR Y PROMOVER LA APLICACIÓN DE LA LEY FORESTAL, ASÍ COMO EL CALENDARIO DE CAZA RESPECTIVO ENTRE SUS TRABAJADORES Y OTROS AJENOS AL TITULAR QUE PARTICIPEN EN TRABAJOS DENTRO DEL LOTE MINERO.

3) POR NINGÚN MOTIVO SE PERMITIRÁ EL USO DE HERBICIDAS PARA EL CONTROL DE ESPECIES VEGETALES NATIVAS NI OPORTUNISTAS.

4) INDEPENDIENTEMENTE DE QUE NO SE LLEVE A CABO APROVECHAMIENTO FORESTAL, SE RECOMIENDA ADICIONALMENTE LA CONFORMACIÓN DE UN GRUPO ANTI-INCENDIO CON EL EQUIPO NECESARIO.

5) SE DEBERÁ MANTENER Y/O AFECTAR LO MENOS POSIBLE LA DIVERSIDAD ESTRUCTURAL CON LA CONSERVACIÓN DE ÁRBOLES VIVOS DE DIFERENTES EDADES, ASÍ COMO ÁRBOLES MUERTOS DERRIBADOS O EN PIÉ, CON EL FIN DE MANTENER LOS REQUERIMIENTOS DE HÁBITAT DE FLORA PERO SOBRE TODO DE FAUNA ASOCIADA.

CLASIFICACION EN UN PLANO DE ESCALA MINIMA DE 1:50,000 DE LAS SUPERFICIES DESTINADAS A PRODUCCIÓN, PROTECCIÓN Y RESTAURACIÓN DE CONFORMIDAD CON LOS CRITERIOS EN EL ARTÍCULO 13 DE ESTE ORDENAMIENTO.

SE MAPEARON SOBRE LA CARTA TOPOGRÁFICA URES (H12D32), ESCALA 1:50,000 EL TIPO Y SITIOS DE VEGETACIÓN DE EL ÁREA DE INFLUENCIA DEL PROYECTO.

EN CUANTO A LOS CRITERIOS PARA LA CLASIFICACIÓN DE LOS RECURSOS FORESTALES, DE CONFORMIDAD CON EL ARTÍCULO 13 DEL REGLAMENTO DE LA LEY FORESTAL (D.O. 21 DE FEBRERO DE 1994) SON LAS SIGUIENTES:

AREAS DE CONSERVACIÓN.

A) EL ÁREA DE PROYECTO, NO SE ENCUENTRA DENTRO DE ALGUNA ÁREA PROTEGIDA NI ZONA DE INTERÉS ARQUEOLÓGICA.

B) NO EXISTEN CAUSES DE ARROYOS PERMANENTES EN LAS QUE SE FORMEN FRANJAS CON ESPECIES FORESTALES.

C) NO SE AFECTAN ZONAS BOSCOSAS, CON PENDIENTES MAYORES AL 100%.

D) NO EXISTEN ÁREAS DE MANGLARES.

E) DE ACUERDO CON EL INFORME PREVENTIVO DE IMPACTO AMBIENTAL, NO EXISTEN ESPECIES DE FAUNA QUE SE ENCUENTREN EN ALGÚN STATUS ECOLÓGICO ENLISTADOS POR EL INSTITUTO NACIONAL DE ECOLOGÍA.

ESTIMACIÓN DE LOS VOLÚMENES DE REMOCIÓN.

NO SE ESTIMARON VOLÚMENES DE REMOCIÓN TODA VEZ QUE NO ES OBJETO DEL PROYECTO EL APROVECHAMIENTO FORESTAL DE MANERA ECONÓMICA.

VEGETACIÓN QUE DEBERA RESPETARSE O ESTABLECERSE PARA PROTEGER AREAS AGRÍCOLAS O GANADERAS.

EL PROYECTO CONTEMPLA A FUTURO EL CAMBIO DE USO DE SUELO PECUARIO (GANADERO) A MINERO, PARA ESTO DEBERÁ EXCLUIRSE TODA LA VEGETACIÓN NATIVA MEDIANTE EL CERCADO DE LA SUPERFICIE TOTAL DE APROVECHAMIENTO DE LAS ÁREAS DE INTERÉS ECONÓMICO, CON LA FINALIDAD DE PROTEGER DE LOS TRABAJOS DE ACLAREOS TODA LA VEGETACIÓN QUE TIENEN LOS ESCASOS BAJÍOS (DOSEL SEMI-COMPACTO) Y SON PARTE IMPORTANTE COMO SITIOS DE ANIDACIÓN Y ALIMENTO PARA AVES Y CORREDORES NATURALES (REFUGIO) DE FAUNA MAYOR.

MEDIDAS DE PREVENCIÓN Y MITIGACION DE IMPACTOS AMBIENTALES Y SU JUSTIFICACIÓN, APLICABLES DURANTE LAS DISTINTAS ETAPAS DEL CAMBIO DE USO DEL SUELO.

LOS TRABAJOS DE EXPLORACIÓN MINERA SE REALIZARAN POR ETAPAS:

PROTECCIÓN A CUERPOS DE AGUA:

NO ES NECESARIA, DEBIDO A QUE NO AFECTARAN CUERPOS DE AGUA, CON LOS TRABAJOS INHERENTES A LA EXPLOTACIÓN MINERA EN EL ÁREA NO REPERCUTE EN EL CURSO ORIGINAL DE RÍOS CON CORRIENTES PERMANENTES, A SU VEZ SE RESPETARA LA VEGETACIÓN ORIGINAL EN LOS PEQUEÑOS ARROYOS EXISTENTES EN EL SITIO

AREAS SEGREGADAS DEL APROVECHAMIENTO:

TODAS LAS ÁREAS AJENAS AL APROVECHAMIENTO MINERO, PERMANECERÁN EN SU CONDICIÓN ACTUAL, YA QUE NO HABRÁ MODIFICACIONES NI APROVECHAMIENTOS EN ESTAS SUPERFICIES, POR LO QUE SE CONSIDERAN SEGREGADAS DEL APROVECHAMIENTO.

PREVENCIÓN DE LA EROSION:

PRIMERAMENTE SE PLANEARÁN CUIDADOSAMENTE TODAS LAS OBRAS A REALIZAR QUE CONLLEVEN REMOCIÓN DE VEGETACIÓN (POR MÁS BAJOS QUE SEAN), YA SEA EN EL TRAZO Y DISEÑO DE NUEVOS CAMINOS, ASÍ COMO EN LAS PLANILLAS DE BARRENACIÓN Y OTRAS OBRAS. EN CASO DE QUE ÉSTOS SE LLEVEN A CABO SE DEBERÁ CONSIDERAR LO SIGUIENTE:

DEBERÁ QUEDAR EN PIE TODA LA VEGETACIÓN QUE SE LOCALICE A ORILLAS DE BRECHAS Y CAMINOS, ESTA ACTIVIDAD CONTRIBUYE A PREVENIR LA EROSIÓN, YA QUE LA VEGETACIÓN FAVORECE LA INFILTRACIÓN, AL TIEMPO QUE REDUCE LOS ESCURRIMIENTOS Y PROPORCIONA ESTABILIDAD AL SUELO.

SE RECOMIENDA QUE LA CONSTRUCCIÓN Y UTILIZACIÓN DE BANCOS DE MATERIAL SEAN LOS MÍNIMOS NECESARIOS, QUE EL MATERIAL REMOVIDO EN EL MANTENIMIENTO O PARA NIVELACIÓN DE CAMINOS NO SE DEPOSITE EN SUS ORILLAS NI SOBRE LAS PENDIENTES.

CON LA FINALIDAD DE PROTEGER AL SUELO, CONTRA LOS PROCESOS DE EROSIÓN, SE RECOMIENDA EL ESTABLECIMIENTO DE PRADERAS CON ZACATE BUFFEL (*Cenchrus ciliaris*), Y REFORESTACIONES CON ESPECIES NATIVAS COMO MEZQUITE (*Prosopis juliflora*), ZAMOTA (*Coursetia glandulosa*), PALO FIERRO *(Olneya tesota)*, PALO VERDE (*Cercidium microphyllum*) Y GUAYACAN (*Guaiacum coulteri*), SOBRE TODO EN LAS ÁREAS DESNUDAS QUE AL CUMPLIR CON EL PROCESO PRODUCTIVO Y QUE NO SEAN MOTIVO DE EXPLOTACIONES FUTURAS, TENGAN UNA COBERTURA VEGETAL QUE AMINOREN LOS EFECTOS DE LA EROSIÓN TANTO EÓLICA COMO HÍDRICA PRESENTES EN EL ÁREA.

SE RECOMIENDA QUE LOS TRABAJOS ANTERIORES VAYAN ACOMPAÑADOS CON OBRAS DE CONSERVACIÓN DE SUELO Y AGUA COMO SON: BORDOS A CURVAS DE NIVEL.

PROTECCIÓN DE ESPECIES:

SE RESPETARA EN LA MEDIDA DE LO POSIBLE LAS ESPECIES DE, PITAYAS, PALO FIERRO Y GUAYACAN, PRINCIPALMENTE, POR LO QUE SE RECOMIENDA SU REFORESTACIÓN A ÁREAS BAJAS CON BUEN DRENAJE Y ESCURRIMIENTOS, SE RECOMIENDA SU REPOBLACIÓN EN UNA RELACIÓN DE 10 A 1 Y EN MEJORES SITIOS O CONDICIONES (PLANOS CON SUELOS PROFUNDOS Y BUENOS ESCURRIMIENTOS). ASÍ COMO EN EL ÁREA DE TRABAJO DESPUÉS DE LA ETAPA DE ABANDONO.

FACTORES QUE PUEDIERAN PONER EN RIESGO EL USO PROPUESTO.

NO EXISTEN FACTORES QUE PUDIERAN AFECTAR EL USO PROPUESTO (USO MINERO) YA QUE LOS VOLÚMENES DE REMOCIÓN VEGETAL SON MUY BAJOS EN EL ÁREA DE ESTUDIO, EXISTIENDO OTROS FACTORES QUE EN UN MOMENTO DADO PUDIERAN PONER EN RIESGO EL USO PROPUESTO, MISMOS QUE A CONTINUACIÓN SE MENCIONAN:

1. PRESIONES SOCIALES CONTRA LA INSTRUMENTACIÓN DEL PROYECTO.
2. PRESIONES GUBERNAMENTALES CONTRA LA REACTIVACIÓN DE LA MINERÍA EN EL ESTADO Y LOS MUNICIPIOS.
3. PÉRDIDA DE EMPLEOS Y LA BAJA EXPECTATIVA DE GENERACIÓN DE ÉSTOS POR LA PUESTA EN MARCHA DEL PROYECTO.
4. DETECCIÓN DE IMPACTOS AMBIENTALES POR LA PROFEPA Y SEMARNAT EN EL PROYECTO.
5. NEGATIVA DE LAS AUTORIDADES GUBERNAMENTALES.
6. COMPETENCIA INADECUADA DE ACTIVIDADES ECONÓMICAS EN EL PREDIO.
7. USO INADECUADO DEL SUELO EN EL PREDIO POR LA PROPUESTA DEL PROYECTO.



FOTOS DE LOS CAMINOS DE ACCESO AL PROYECTO





MOJONERA DE LOCALIZACION DEL LOTE OCHO HERMANOS (MISMO QUE EL LOTE LA PLATOSA)





FOTOS DEL AREA DEL PROYECTO





FOTOS DEL AREA DEL PROYECTO





FOTOS DEL AREA DEL PROYECTO





FOTOS DEL AREA DEL PROYECTO





FOTOS DEL AREA DEL PROYECTO





FOTOS DE MAQUINARIA Y EQUIPO A UTILIZAR EN EL PROYECTO

APENDICE XI

NORMA OFICIAL MEXICANA
NOM-121-STPS-1996

PRIMERA PARTE

**Norma Oficial Mexicana
NOM-121-STPS-1996**

**Publicada en el Diario Oficial de la Federación
el 21 de julio de 1997**

NORMA OFICIAL MEXICANA NOM-121-STPS-1996, SEGURIDAD E HIGIENE PARA LOS TRABAJOS QUE SE REALICEN EN LAS MINAS

INDICE

1. Objetivo

Establecer las condiciones de seguridad e higiene requeridas en las minas o canteras para que los trabajadores que en ellas laboran realicen sus actividades con el mínimo riesgo de su integridad física y con protección adecuada a su salud.

2. Campo de aplicación

La presente Norma Oficial Mexicana se debe aplicar a todas las actividades relacionadas con la exploración, explotación y beneficio de materiales localizados en vetas, mantos, masas o yacimientos, ya sea bajo el suelo o en la superficie de éste, independientemente del tipo y escala del centro de trabajo de que se trate.

Excepciones.

Todas las Actividades relacionadas con exploración y explotación de:

a) petróleo;

b) gas natural como principal producto;

c) minerales radiactivos;

d)   sustancias contenidas en suspensión o disolución en aguas subterráneas o inyectadas al subsuelo;

e)   las actividades industriales de beneficio que no estén integradas en las áreas de explotación de los minerales o materiales.

3. Referencias

Ley Federal de Armas de Fuego y Explosivos.

Reglamento de Armas de Fuego y Explosivos.

Ley Minera.

NOM-001-STPS-1993	Relativa a las condiciones de seguridad e higiene en los edificios, locales y áreas en los centros de trabajo.
NOM-002-STPS-1993	Relativa a las condiciones de seguridad para la prevención y protección contra incendios en los centros de trabajo.
NOM-004-STPS-1993	Relativa a los sistemas de protección y dispositivos de seguridad en la maquinaria, equipo y accesorios en los centros de trabajo.
NOM-007-STPS-1993	Relativa a las condiciones de seguridad e higiene para la instalación y operación de ferrocarriles en los centros de trabajo.
NOM-008-STPS-1993	Relativa a las condiciones de seguridad e higiene para la producción, almacenamiento y manejo de explosivos en los centros de trabajo.
NOM-010-STPS-1993	Relativa a las condiciones de seguridad e higiene en los centros de trabajo donde se produzcan, almacenen o manejen sustancias químicas capaces de generar contaminación en el medio ambiente laboral.
NOM-015-STPS-1993	Relativa a la exposición laboral de las condiciones térmicas elevadas o abatidas en los centros de trabajo.
NOM-016-STPS-1993	Relativa a las condiciones de seguridad e higiene en los centros de trabajo, referente a ventilación.
NOM-020-STPS-1993	Relativa a los medicamentos, materiales de curación y personal que presta los primeros auxilios en los centros de trabajo.
NOM-022-STPS-1993	Relativa las condiciones de seguridad en los centros de trabajo donde la electricidad estática representa un riesgo.
NOM-026-STPS-1993	Seguridad-colores y su aplicación.
NOM-027-STPS-1993	Señales y avisos de seguridad e higiene.
NOM-001-SEMP-1994	Relativa a las instalaciones destinadas al suministro y uso de energía eléctrica.
Convenio 176	Sobre seguridad y salud en las minas, Organización Internacional del Trabajo. Publicado en el **Diario Oficial de la Federación** el 6 de junio de 1995.

4. Definiciones

amacice: acción de probar mediante un tramo de madera o tubo de fierro las tablas, techo y frente de trabajo de una galería para tumbar piedras o trozos de carbón mal adheridos y que pueden representar un riesgo al personal.

agua de decantación: es el agua resultante del proceso de asentamiento de materiales residuales con alto contenido de humedad que han sido colocados en un contenedor o presa.

ademe: sostenimiento del techo y paredes de una galería u obra minera mediante cualquier sistema de soporte o anclaje.

agua de percolación: es el agua resultante de la filtración del depósitos de minerales con alto contenido de humedad.

ángulo de reposo de material: es el ángulo que permite la estabilidad de los estratos o pilas de material en función de su peso específico.

ataguía: dique de contención de agua o de otros materiales semisólidos.

banco de trabajo: estrato o capa de gran espesor de mineral delimitada por arriba y por abajo por otros estratos de materiales diferentes.

barrenos bolseados: son aquellos que después de la detonación no provocaron el arranque del material y únicamente ocasionaron una cavidad pequeña en el interior del barreno, generalmente debido a fracturamiento del terreno.

barrenos quedados; chocolones; fuques: son aquellos barrenos que después de haberse realizado una detonación o pegada de un determinado número de barrenos, éstos no fueron activados.

beneficio: son los trabajos para la preparación, selección, tratamiento, refinación o fundición de primera mano de los minerales o materiales con el propósito de separar, elevar su concentración o la pureza de los metales, sustancias o materiales extraídos.

berma: camino o sendero al pie de los taludes.

bote: depósito o contenedor que se usa para extraer el mineral de la mina.

brocal: acceso o entrada para cada uno de los niveles. Sirve para denominar el área de entrada en un tiro vertical.

calesa; jaula: elevador que sirve para el transporte vertical de personal y materiales.

canilla: canal de madera que sirve para vaciar el bote o cuba.

cañones: conjunto de dos o más aberturas en el interior de la mina que sirven como preparación para explotación del mineral.

cañuela: conductor que contiene pólvora y que tiene como función activar el detonador del cebo.

carrizo: material utilizado para el relleno de los barrenos posteriormente al cargado del cebo.

cartucho quemado: recipiente contenedor del material explosivo que ha sido activado.

casa de sacos: área o lugar donde se atrapa el polvo y es depositado en recipientes o sacos.

cebo: bombillo en el cual se coloca el fulminante.

cielo de la galería:	se le denomina así a la parte superior de las galerías de la mina.
chorreadero:	obra minera o escurridero por donde pasa material o mineral por gravedad.
director de mina:	titular de una concesión minera, representante o encargado de la administración técnica y financiera de una unidad minera.
disparada:	es el efecto de la activación de la carga explosiva.
electrólisis de tuberías:	proceso industrial por medio de corriente directa utilizado para purificación de metales.
escarificador:	equipo o dispositivo con puntas aceradas, que sirve para cortar o arrastrar un mineral.
escaleras de cable:	dos cables paralelos con separadores metálicos o de madera utilizados como escalera.
escombrera:	lugar de vertido de materiales, producto de excavación o escoria de una mina.
escrepa:	cucharón metálico cuya función es el arrastre de carga o mineral.
estopín:	cápsula que sirve para provocar la detonación de la explosión.
exploración:	obras y trabajos realizados para identificar depósitos de materiales, así como la cuantificación y elevación del contenido de estos depósitos.
explosivos permisibles para minas de carbón:	son aquellos explosivos cuya característica es la generación de una flama corta, y los detonadores son construidos en cápsulas de cobre.
explotación:	obras y trabajos destinados a la preparación, desarrollo y extracción del área que comprende el depósito de minerales o de materiales.
frente:	es la pared expuesta de la galería sobre la que se realizan el arranque del mineral.
frente larga:	es la cara expuesta de longitud variable sobre la que se realiza el arranque de mineral, y está delimitada por dos obras o galerías adyacentes.
fortificación:	reforzamiento de techo, piso y paredes de una galería u otra obra minera mediante cualquier sistema de soporte.
góndola:	contenedor para transporte de mineral que se traslada sobre vía metálica.
grada:	peldaño o escalón.
ingeniero responsable:	persona física con conocimiento en la materia encargada de verificar que las normas oficiales mexicanas y otras medidas de seguridad e higiene de una unidad minera se cumplan.
jales:	sitio de depósito del desperdicio proveniente de la planta de beneficio.
línea de pegada:	son los conductores eléctricos que llevan el voltaje del explosor para iniciar la disparada.
malacate:	equipo que mediante un cable de acero permite el tráfico de góndolas, botes, carros y calesas para transportar mineral, equipos y personal.

polveo:	acción de aspersar polvo inerte en techo, paredes y piso en las galerías para la neutralización del polvo de carbón.
rebajes:	excavación minera subterránea arriba o abajo del nivel de una galería minera.
respiradores de autosalvamento:	aparato personal de protección respiratoria, diseñado para escapar de atmósferas irrespirables contaminadas con monóxido de carbono u otros gases a lugares con ambientes seguros para la salud.
retaques:	acción de compactar el mineral de relleno que ha sido depositado en un barreno.
riesgos de mayor impacto:	1) la estabilidad y las deformaciones de los pozos, galerías y frentes de explotación; 2) los gases tóxicos, inflamables y explosivos dentro de la mina; 3) las aguas freáticas y las inundaciones; 4) la estabilidad de taludes y plataformas de tajos y escombreras; 5) los relativos a labores de amacice, y 6) los derivados del funcionamiento de los cables del malacate y sus dispositivos de seguridad.
Secretaría:	la Secretaría del Trabajo y Previsión Social.
sector:	área, distrito o lugar determinado en el interior de la mina.
sumidero:	depresión topográfica conducto o agujero por donde se filtran las aguas a niveles inferiores.
tacón:	es el sistema de telesillas de una pieza de hule que permite mejor adherencia entre el cable y el cabezal de la silleta.
tajos:	obra minera a cielo abierto para explotar diversos minerales.
telesillas:	sistema de transporte de personal a través de un cable sinfín con silletas colgantes.
tiros:	obras mineras verticales, inclinados u horizontales.
tolvas de recibo:	depósito de grandes dimensiones para contención de mineral y regulación del flujo del mismo.
unidad minera:	una o varias minas operadas bajo una misma dirección técnica y administrativa.

5. Obligaciones de patrones y trabajadores

5.1 Obligaciones de los patrones.

5.1.1 Cumplir con las condiciones de seguridad e higiene establecidas en la presente Norma y en el Reglamento Federal de Seguridad, Higiene y Medio Ambiente de Trabajo, y llevar a cabo lo siguiente:

Conforme al inciso 6.1:

a) elaborar estudio técnico de riesgos;

b) dar a conocer a los trabajadores, por escrito, los riesgos a los que están expuestos;

c) establecer las medidas de prevención y control de riesgos, tomando en consideración las siguientes prioridades:

1) eliminar riesgos;

2) controlar los riesgos en su fuente;

3) reducir los riesgos al mínimo, mediante la implantación de métodos seguros de trabajo;

4) mantener en condiciones seguras de operación todo el equipo, maquinaria y estructuras necesarias para lograr que los procesos de extracción y beneficio de los minerales o de otros materiales sean seguros, cumpliendo con lo establecido en esta Norma y en otras normas aplicables.

5.1.2 Proporcionar a los trabajadores el equipo de protección personal, adecuado a los riesgos que se enfrenten durante sus actividades y para casos de emergencia, de acuerdo a lo establecido en la NOM-017-STPS-1993.

5.1.3 Suministrar en el centro de trabajo los servicios de medicina, seguridad e higiene establecidos en esta Norma.

5.1.4 Seleccionar física, técnica y psicológicamente y capacitar a los conductores de locomotoras, vehículos motorizados, operadores de maquinaria de excavación y carga y dar a conocer el manual de operaciones.

5.1.5 Capacitar y adiestrar a los trabajadores para evitar accidentes y enfermedades de trabajo, y en el uso, limitaciones, mantenimiento y almacenamiento del equipo de protección personal requerido.

5.1.6 Designar y comunicar por escrito en cada unidad minera, de acuerdo con las disposiciones legales y reglamentarias aplicables, a un ingeniero responsable como titular y un suplente para vigilar el cumplimiento de los requisitos de seguridad e higiene conforme a lo siguiente:

a) si la explotación de los yacimientos es de carácter federal, designar y comunicar por escrito ante la SECOFI de acuerdo a lo establecido en la Ley Minera y el Reglamento de la Ley Minera;

b) si la explotación de los yacimientos es de carácter local, la designación y comunicación por escrito ante las autoridades locales se hará de conformidad con lo establecido en las disposiciones legales y reglamentarias de carácter local que sean aplicables.

5.1.7 Si la mina cuenta con menos de 50 trabajadores, el director de mina podrá asumir la responsabilidad de la seguridad e higiene, cumpliendo con lo establecido en el apartado 5.1.6. de esta Norma.

5.1.8 El director de mina debe designar al personal de seguridad encargado de evaluar la seguridad y la higiene de la mina y de tomar las medidas necesarias para garantizar la integridad y la salud de los trabajadores de la mina.

5.1.9 Llevar a cabo las recomendaciones de prevención y protección a la integridad y salud de los trabajadores indicadas por la Comisión de Seguridad e Higiene.

5.1.10 Integrar en cada unidad minera brigadas capacitadas para el combate de incendios, salvamento y primeros auxilios, conforme a lo establecido en esta Norma; la operación de dichas brigadas quedará definida en el plan de atención de emergencias.

5.1.11 Impedir que menores de 16 años y mujeres gestantes o en periodo de lactancia laboren o ingresen al interior de una mina subterránea o al área de extracción de una mina a cielo abierto.

5.1.12 Elaborar un plan de atención de emergencias, el que deberá contener la evacuación del personal y los criterios para su aplicación conforme al inciso 6.2.

5.1.13 Tener y mantener en todo momento, planos de arreglo general y de detalle de operaciones mineras, y elaborar los manuales de diseño, operación y control de acuerdo al apéndice A.

5.1.14 Es obligación del patrón proceder a evacuar el personal y restringir el acceso de los trabajadores al área en que se ubique un riesgo inminente.

5.1.15 Llevar a cabo exámenes médicos de admisión, periódicos y especiales de acuerdo a las actividades de cada trabajador para vigilar la salud de los trabajadores.

5.2 Obligaciones de los Trabajadores.

5.2.1 Seguir los procedimientos de trabajo establecidos por el patrón, así como tomar todas las precauciones indicadas por éste y lo establecido en esta Norma.

5.2.2 Participar en los programas de capacitación y adiestramiento proporcionados por el patrón.

5.2.3 Usar el equipo de protección personal y coadyuvar a su mantenimiento.

5.2.4 Utilizar los dispositivos de seguridad instalados en máquinas, herramientas, instalaciones y estructuras, absteniéndose de conectar, desconectar, cambiar o retirar de manera arbitraria estos equipos.

5.2.5 Los conductores de vehículos motorizados y ferroviarios y los operadores de maquinaria de excavación y carga, deben contar con un documento que los autorice como conductores del vehículo que vayan a operar.

5.2.6 Ser responsables por su integridad y salud así como por la de los trabajadores que puedan verse afectados por sus actos u omisiones en el trabajo.

5.2.7 Avisar de inmediato a su supervisor, al personal de seguridad o a la Comisión de Seguridad e Higiene, en cualquier situación de peligro que por sí mismo no pueda corregir.

5.2.8 Prestar auxilio durante el tiempo que se requiera cuando se presente un desastre natural, industrial o alguna situación de riesgo inminente.

5.2.9 Participar en las prácticas de evacuación, rescate y primeros auxilios, cuando sean requeridos para ello.

5.2.10 Participar en los exámenes médicos de admisión, periódicos y especiales, de acuerdo a sus actividades y proporcionar verazmente los informes solicitados por el médico de la empresa.

5.2.11 No introducir o consumir dentro de las áreas de trabajo bebidas embriagantes, sustancias narcotizantes o cualquier tipo de droga.

6. Requerimientos

6.1 Toda unidad minera en explotación o beneficio que cuente con 25 trabajadores o más deberá elaborar un estudio técnico de riesgos que incluya:

6.1.1 Los tipos y grados de riesgos a los que están expuestos los trabajadores.

6.1.2 Aprobación del director de mina o, en su caso, del ingeniero responsable.

6.1.3 Plan de seguridad e higiene en el que se incluyan las actividades de:

a) diseño, operación y control;

b) bases y requisitos de seguridad que se deben seguir para la elaboración o revisión de los manuales correspondientes;

c) organización y funcionamiento del personal de seguridad y brigadas de rescate;

d) procedimientos y responsables de la vigilancia para el cumplimiento de todos los requisitos de seguridad e higiene establecidos en esta Norma;

e) procedimientos y responsables de la aprobación de diseños requeridos para los nuevos desarrollos de minas;

f) procedimientos de operación y seguridad para amacizar las áreas de trabajo, antes de realizar trabajos de rezagado;

g) revisión periódica del cable del malacate;

h) la forma y procedimiento para registrar los accidentes, investigar sus causas, estudiar la manera de evitar su repetición y tomar acciones correctivas de inmediato.

6.1.4 Procedimientos generales y específicos de seguridad e higiene, los servicios médicos y la vigilancia requerida acordes con el sitio de extracción.

6.1.5 Descripción de las características de los materiales extraídos y los procedimientos de extracción y beneficio.

6.1.6 Actualización de los apartados correspondientes, cuando se modifique el área de trabajo, de los procesos de extracción, perforación, fortificación, sistemas de ventilación y cualquier otra modificación que pueda alterar las condiciones de riesgo o las medidas de seguridad requeridas según el apéndice A.

6.1.7 Los procedimientos de extracción y beneficio.

6.2 Plan de atención de emergencias.

6.2.1 Cada unidad minera debe establecer un plan de trabajo que contenga los procedimientos para atención de emergencias, los cuales integren las acciones preventivas y de salvamento, de paro de actividades y de evacuación de emergencia de la unidad minera en caso de un siniestro o de riesgo inminente, el cual deberá estar en la mina para su consulta, revisión o para la inspección de la Secretaría.

6.2.2 El plan debe contener los procedimientos para llevar a cabo las siguientes acciones:

a) combatir el incendio en cualquier sector de la mina;

b) rescate de trabajadores accidentados o atrapados para el caso de incendios, derrumbes, intoxicaciones, inundaciones o caídas del personal;

c) aplicación de primeros auxilios a los trabajadores accidentados;

d) de supervivencia, para el caso de que los trabajadores queden atrapados en el interior de la mina.

6.2.3. El plan debe indicar la forma de integrar las brigadas de salvamento tomando en cuenta las principales acciones de emergencia a realizar, como:

a) combate contra incendios;

b) rescate del personal accidentado o atrapado;

c) primeros auxilios;

d) traslado de accidentados o enfermos.

6.2.4 Contener un plan de acción conjunta entre el personal de la mina y las autoridades locales o federales para probables riesgos que pudieran poner en peligro a terceros y a sus propiedades.

6.2.5 Las acciones que se deben tomar en caso de desastres contenidas en el plan de atención de emergencias deben ser del conocimiento de todos los trabajadores, a quienes se debe capacitar para que puedan actuar en dichos casos.

6.2.6 Se deben realizar periódicamente simulacros de evacuación, conforme a los procedimientos de emergencia, con una periodicidad que vaya de acuerdo al grado de riesgo de la mina. En dichos simulacros deben participar los trabajadores cuando menos una vez cada seis meses.

6.2.7 Se debe contar con botiquines de primeros auxilios, los cuales se ubicarán en lugares estratégicos, estarán debidamente equipados y señalizados, así como con los demás materiales requeridos de acuerdo a los riesgos de las actividades de la mina.

6.2.8 Se debe mantener un sistema de alarma de accionamiento manual y automático para dar aviso de evacuación en el caso de algún incidente o accidente que exponga a los trabajadores a una situación de riesgo inminente.

Esta alarma debe ser sonora, luminosa o de otro tipo que garantice sea alertado todo trabajador que se encuentre en cualquier sitio de la mina y su fuente de energía debe ser autónoma.

En minas a cielo abierto, esta alarma debe ser sonora, con características exclusivas para esta acción; distinta a la utilizada para avisos de voladura; su ubicación y nivel sonoro serán los adecuados para cumplir con lo descrito en este punto.

6.2.9 En las minas de carbón o de otros minerales que emanen gases tóxicos o asfixiantes, los trabajadores expuestos deben contar con respiradores de autosalvamento adecuados al tipo de riesgo.

6.2.10 En las minas de carbón y de otros minerales que emanen o generen gases o polvos inflamables o explosivos y en las que existan riesgos de incendio se debe contar con refugios autónomos de salvamento para albergar a los trabajadores en casos de siniestro o de algún otro tipo de emergencia.

Estos refugios deben cumplir con:

a) ser de fácil acceso;

b) ser identificables aun en malas condiciones de visibilidad;

c) estar fortificados con materiales incombustibles;

d) contar con rutas de salida de emergencia de fácil acceso, bien identificadas y contar con respiradores de autosalvamento que garanticen que se llegará a lugares con atmósfera libre de gases nocivos para la salud.

6.3 Prevención y protección contra incendios.

6.3.1 Se deben integrar al plan de atención de emergencias las medidas y procedimientos para la prevención y protección contra incendios, los cuales consistirán en:

a) la localización de sitios donde haya riesgo de incendio o explosión, la clase de fuego y equipo de protección, tomando en cuenta lo establecido en la NOM-002-STPS-1993;

b) la frecuencia y procedimientos de inspección y control de los equipos de protección;

c) los procedimientos de acción para el combate contra incendios, tomando en cuenta la clase de fuego, los riesgos de explosión, la cantidad de material inflamable almacenado, la maquinaria existente y el equipo de protección instalado o localizado en el lugar del incendio y el disponible en otros sitios dentro o fuera de la unidad minera;

d) los procedimientos de evacuación y rescate en función al lugar y al riesgo del incendio;

e) la integración y organización de las brigadas de combate de incendios y de rescate, designando al responsable de la operación de estas brigadas.

6.3.2 Los almacenes y los centros de reabastecimiento de combustibles se deben localizar a una distancia mínima de 50 m respecto al acceso de los túneles de la mina evitando que, en caso de incendio o explosión, se obstruya la visibilidad del acceso a la mina por los humos producidos que se acumulen en su interior.

6.3.3 El carburo de calcio se debe almacenar en lugares secos y a una distancia mínima de 50 m respecto a cualquier túnel de acceso a la mina.

6.3.4 En almacenes a granel de carbón o de otro tipo de minerales que sean inflamables, explosivos o que puedan emitir gases con estas características se debe:

a) instalar un sistema de prevención contra incendios que evite que los minerales almacenados presenten condiciones de inflamación, humedeciendo éstos o aplicando otros procedimientos;

b) instalar un sistema de protección contra incendios;

c) cuando estos minerales se almacenen en locales o depósitos cerrados, se debe contar con un sistema de ventilación que evite la acumulación de gases inflamables y explosivos.

6.3.5 Además de cumplir con lo establecido en la NOM-002-STPS-1993, el patrón tendrá la obligación de proporcionar y mantener el equipo de protección contra incendios en los siguientes lugares:

a) edificios destinados a oficinas;

b) edificios o naves destinados a procesos industriales;

c) locales de almacenamiento de cualquier tipo de material; principalmente donde se almacenen materiales inflamables o combustibles;

e) castillos o torres de extracción de los tiros y, en general, en los accesos a los túneles de la mina;

f) sitios de reabastecimiento de combustible y en el equipo móvil.

6.3.6 Queda prohibido el almacenamiento o la acumulación de materiales inflamables o líquidos volátiles en los castillos de los tiros, en cualquier acceso a túneles y en los edificios cercanos.

6.3.7 Queda prohibido fumar y utilizar equipos o dispositivos de flama abierta, en lugares donde se almacene o se reabastezca combustible.

6.4 Personal de seguridad.

6.4.1 Debe colaborar con el ingeniero responsable de la seguridad de la mina y estar capacitado para realizar las actividades que se describen en los apartados 6.4.2 al 6.5.2.

6.4.2 Debe vigilar que todos los trabajadores cumplan con las medidas de seguridad establecidas en el estudio técnico de riesgo y en los manuales de operación.

6.4.3 Debe llevar el control de los riesgos de mayor impacto y de:

a) los trabajos de amacice, de revisión del cable del malacate o de cualquier otro con un riesgo mayor, sobre el cual se requiera una constante vigilancia;

b) también es su responsabilidad tomar las medidas preventivas y correctivas cuando estos riesgos representen un peligro inminente para la integridad y la salud de los trabajadores.

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6.5 Brigadas de salvamento.

6.5.1 La unidad minera debe contar cuando menos con una brigada permanente de salvamento y ésta debe estar integrada con personal permanente.

6.5.2 Las brigadas permanentes de salvamento deben estar integradas por personal que:

a) se dedique al combate de incendios;

b) se dedique al rescate de los trabajadores accidentados o atrapados;

c) suministre los primeros auxilios a los trabajadores accidentados.

6.5.3 Se podrá contar con brigadas adicionales con el fin de que, en casos de emergencia, se integren a las brigadas permanentes de salvamento.

6.5.4 El personal que integre las brigadas de salvamento debe estar capacitado técnica, física y psicológicamente para realizar las tareas que se le asignen.

6.5.5 Las brigadas de salvamento deben contar con el equipo requerido para realizar sus labores correspondientes y adiestrarse constantemente en su uso, realizando simulacros de salvamento minero cuando menos una vez al mes.

6.5.6 Los integrantes de las brigadas de salvamento deberán someterse a un examen médico anual y a todos aquellos que se juzguen necesarios para asegurar que se conserven aptos para las actividades de emergencia.

6.6 Elaborar y capacitar a los trabajadores en el uso de manuales y procedimientos de seguridad e higiene en el trabajo, establecidos en el apéndice B, para:

a) equipo y maquinaria;

b) actividades ferroviarias;

c) sistema de transporte de materiales;

d) sistema de transporte de personal;

e) máquinas de extracción;

f) sistemas de tuberías;

g) mantenimiento eléctrico, del equipo e instalaciones eléctricas y de alumbrado;

h) pilas de almacenamiento, escombreras, represas y depósitos de decantación, descarga y carga de material, vaciado o dragado; mantenimiento o reparación de compuertas o diques;

i) plantas de arsénico y cianuro;

j) hornos, convertidores, laminadores o pailas;

k) almacén de líquidos inflamables o combustibles y polvorín;

l) explosivos y disparadas;

m) excavaciones, carga y relleno;

n) sistemas de señales, telefónicos y de alerta;

o) descenso y ascenso de personal;

p) izaje de materiales;

q) inundaciones y fortificaciones;

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r) ventilación y control de polvos y gases;

s) prevención y protección de incendios.

Estos manuales deben especificar cuando menos las alternativas de operación del sistema y los procedimientos de inspección, prueba, mantenimiento, reparación y examen y ensayo periódicos.

6.7 Equipo de protección personal.

6.7.1 El equipo será seguro y específico al tipo de riesgo y a la actividad laboral que se realice y deberá cumplir con los requisitos establecidos en la NOM-017-STPS-1993.

6.7.2 Si se rebasan los niveles de contaminantes los trabajadores deben contar con el equipo de protección respiratoria adecuado al tipo de contaminante.

6.7.3 En cámaras de humo y casas de sacos, se debe entregar a los trabajadores respiradores de cara completa con suministro de aire. Si a través de un monitoreo previo se garantiza que no existen concentraciones peligrosas de humos y gases, se puede autorizar que los trabajadores se introduzcan sólo con respiradores adecuados.

6.7.4 Los soldadores y sus ayudantes que realicen trabajos de calentamiento, corte o soldadura deben usar, al menos, gafas de seguridad, guantes, caretas con lentes protectores, polainas y mandiles resistentes al calor.

6.7.5 Cuando se realicen trabajos de mantenimiento, montaje o construcción en alturas o en sitios donde exista peligro de caída, se deberá cumplir con la normatividad correspondiente.

6.7.6 Cuando por cualquier circunstancia extraordinaria se deba laborar sobre mineral o material almacenado en pilas, rebajes, silos, tanques o tolvas y mientras se extraiga el material por la parte inferior, el patrón deberá proporcionar al trabajador un arnés o cinturón sujeto con una cuerda y será vigilado por otro trabajador que no se encuentre sobre el material y esté en el otro extremo de la cuerda.

6.7.7 En las plantas de arsénico se debe:

a) establecer el uso obligatorio del equipo de protección respiratoria, de acuerdo a lo establecido en la NOM-017-STPS-1993;

b) usar guantes de protección anticorrosiva, cascos y zapatos de seguridad, ropa, capucha, uniones y protección integral al rostro, de acuerdo al tipo de riesgo.

6.7.8 En las plantas donde se utilice cianuro, se debe:

a) establecer el uso obligatorio del equipo de protección respiratoria adecuado a lo establecido en la NOM-017-STPS-1993;

b) tener disponible en el área de riesgo, los botiquines de primeros auxilios con antídotos específicos para el cianuro y con las instrucciones para su uso.

6.7.9 En las áreas próximas a hornos, convertidores, laminadores o pailas y especialmente durante las actividades de picado, soplado, fundido o desescoriado, los patrones están obligados a proporcionar a los trabajadores guantes largos, mandiles o chaquetones y polainas de protección, cascos y zapatos de seguridad y caretas con lentes de protección y respiradores adecuados.

6.7.10 El patrón debe proporcionar a sus trabajadores el equipo de protección personal específico de acuerdo al grado de riesgo para entrar en las minas subterráneas.

6.7.11 En las labores de construcción, inspección y mantenimiento de tiros, alcancías o cualquier tipo de pozo, se deben emplear cinturones de seguridad con línea de vida.

7. **Requisitos de seguridad e higiene en el trabajo**

7.1 En el control de acceso.

7.1.1 El acceso a las minas solamente será para personal autorizado, llevándose un control de éste por turno que entre y salga de las minas, el cual debe contener:

a) nombre de la persona;

b) hora de entrada;

c) hora de salida.

7.1.2 Sólo se autorizará el acceso a visitantes al interior de la mina y a las áreas o locales, cuando vayan acompañados de trabajadores autorizados para el acceso a esos lugares.

7.1.3 En las minas subterráneas donde exista riesgo de incendio o explosión, se debe prohibir que el personal introduzca cerillos, cigarros, lámparas de combustión o cualquier objeto que pueda ser usado como fuente de ignición.

7.1.4 El acceso a una mina subterránea debe estar protegido adecuadamente con puertas o rejas.

7.2 En instalaciones superficiales.

7.2.1 Para protecciones de instalaciones superficiales.

7.2.1.1 Si como resultado de los trabajos mineros se forman cavidades o hundimientos en la superficie, éstos deben quedar protegidos y señalizados a fin de evitar la caída de personas o materiales.

7.2.1.2 En obras de explotación subterránea situadas bajo instalaciones superficiales se deben colocar fortificaciones con pilares suficientes y adecuados para garantizar que no se presenten hundimientos u otro tipo de deformaciones.

7.2.1.3 Los patios, locales u otro tipo de edificaciones e instalaciones, deben cumplir con los espacios mínimos requeridos de acuerdo al número de trabajadores; contar con las salidas y escaleras normales y de emergencia suficientes y adecuadas; contar con protección en andadores, escaleras, pozos y en cualquier tipo de abertura que presente un peligro para los trabajadores; además, los pisos, techos y paredes deben reunir las características y acabados adecuados al medio ambiente del lugar donde se encuentren. Lo anterior debe cumplir con lo establecido en las normas correspondientes, y con:

a) permanecer limpios y libres de desechos de materiales u otros tipos de objetos que pudieran ocasionar un accidente;

b) ser diseñados y construidos para soportar la acción de los fenómenos de la región y las producidas por las actividades, equipo o materiales propios del centro de trabajo, cumpliendo, cuando menos, con lo establecido en el reglamento de construcción local.

7.2.2 Para equipo y maquinaria.

7.2.2.1 Los cilindros y los equipos de corte y soldadura de oxiacetileno deben mantenerse sujetos, libres de aceite o grasa, siempre en forma vertical y tener en buen estado todas sus protecciones y válvulas de seguridad, además de cumplir con lo establecido en la normatividad correspondiente.

7.2.2.2 No se podrá utilizar gas licuado de petróleo para realizar labores de corte.

7.2.2.3 Las máquinas para soldadura de arco eléctrico y sus conexiones deben estar aisladas y protegidas para evitar el contacto o cualquier otro riesgo a los trabajadores y deben satisfacer los requisitos establecidos en la norma correspondiente a los trabajos de corte y soldadura.

7.2.2.4 Cuando se realicen actividades de calentamiento, corte o soldadura se debe aislar a los otros trabajadores del resplandor producido, por medio de biombos o pantallas de colores obscuros y opacos.

7.2.2.5 Los compresores deberán estar provistos de:

a) manómetros que indiquen claramente la presión máxima permitida;

b los de capacidad de 10 m3/minuto o mayor, deben contar con los dispositivos de seguridad siguientes:

1) un termómetro o pirómetro instalado en la descarga del compresor, que indique claramente la temperatura máxima permitida, la cual debe ser 30°C menor que el punto de inflamación del aceite lubricante del compresor;

2) un interruptor de paro automático o una señal de alarma para el paro manual cuando se exceda la presión o la temperatura permitida del aire comprimido o por cualquier falla del sistema de enfriamiento del compresor.

7.2.2.6 Todos los compresores, los recipientes y las tuberías de aire a presión se deben mantener en condiciones seguras de operación y libres de agua y aceite.

7.2.2.7 Se debe poner especial atención en las medidas de seguridad durante la operación y mantenimiento de tolvas, quebradoras, ventiladores, molinos, cribas y bandas transportadoras.

7.2.3 Para los sistemas de transporte de personal y materiales.

7.2.3.1 La instalación de vías férreas y la operación de ferrocarriles deben cumplir con la NOM-007-STPS-1993, y contar con:

a) descarriladores en las vías férreas que conduzcan a almacenes, talleres, brocales o que se conecten con la vía principal cuando éstas tengan una pendiente descendiente mayor del 2%;

b) banderas o linternillas para la protección de las personas que trabajan o transitan cerca de las vías;

c) el código de señales para las banderillas o linternillas, que debe ser:

1) rojo: peligro, alto total;

2) ámbar: precaución, despacio;

3) verde: paso libre.

7.2.3.2 Las reglas más usuales del manual de operación de transportes de personal o materiales sobre neumáticos o sobre orugas deben difundirse por medio de señales, avisos y carteles ubicados en forma estratégica para su cumplimiento.

7.2.3.3 Todos los vehículos de transporte de materiales, motorizados sobre neumáticos o sobre orugas deben:

a) tener un sistema de frenado que garantice que el vehículo se detenga y se mantenga inmóvil con la carga máxima y en cualquier otra condición de operación;

b) contar con luces delanteras, traseras y de advertencia claramente visibles;

c) contar con una señal de advertencia audible, que se encienda automáticamente cuando el vehículo se mueva en reversa;

d) contar con claxon que pueda advertir a las personas del paso del vehículo;

e) tener una cabina construida o reforzada de tal forma que pueda resistir el daño causado por el vertido de piedras o de cualquier otro material que vaya a transportar;

f) evitar que se disminuya la visibilidad del conductor cuando se modifique o se equipe la cabina de estos vehículos;

g) colocar el escape del motor lejos del operario y de la toma del aire acondicionado;

h) contar con asiento confortable para el conductor, protección en la cabina contra el medio ambiente como calor, lluvia, ruido y polvo, controles de mando con dispositivos adecuados y puertas de acceso y escalas seguras;

i) contar con extintores tipo "ABC" o "BC", con capacidad adecuada al tipo de vehículo y al material que transporta;

j) tener vidrios inastillables y contar con limpiaparabrisas eléctrico o neumático;

k) tener una caja de almacenamiento construida o reforzada de tal forma que resista la carga y el impacto de las rocas o de otros materiales que transporte;

l) localizar los mandos de levantamiento de la caja de volteo y de desenganche de la compuerta de la caja en un sitio donde el operador quede fuera de peligro, pero sin perder de vista el área de descarga;

m) las perforadoras, palas mecánicas y toda la maquinaria eléctrica siempre deben estar conectadas a tierra física.

7.2.3.4 Los vehículos empleados en el transporte habitual del personal deben contar con asientos adecuados y mantenerse en buen estado de funcionamiento en todas sus partes.

7.2.3.5 Queda prohibido el transporte de personas:

a) fuera de las cabinas y en plataformas sin protecciones laterales;

b) en cajas con mecanismo de volteo;

c) en cajas o plataformas de vehículos cargados con cualquier tipo de materiales.

7.2.3.6 Sólo se permitirá el transporte de personal en vehículos de carga, en situaciones de siniestro o riesgo inminente o por circunstancias extraordinarias debidamente justificadas y cuando éstos cuenten con:

a) protección perimetral de la plataforma que impida la caída accidental de algún trabajador;

b) dispositivos que permitan que los trabajadores se sujeten adecuadamente.

7.2.3.7 En los caminos de la unidad minera deben observarse cuando menos los siguientes requerimientos:

a) tener una anchura adecuada al tipo de vehículos, pero nunca menor de 3.50 m por carril de circulación;

b) en caminos de un solo carril de circulación, se deben construir ensanchamientos adecuados para el cruce y el rebase de los vehículos, localizados de manera que siempre sean visibles desde ambas direcciones;

c) los caminos para tránsito de vehículos tendrán una pendiente máxima del 20% y el radio en cualquier parte de éstos debe ser tal que permita la circulación vehicular en forma segura a la velocidad máxima establecida por el patrón;

d) los caminos de transporte de carga con pendientes mayores del 10% deben contar con salidas de emergencia esparcidas a lo largo del camino y con los medios necesarios para detener en forma segura un vehículo sin control;

e) contar con señales para controlar la velocidad y la circulación de los vehículos;

f) contar con drenajes en los puntos bajos y en los lugares donde se puedan presentar estancamientos de agua;

g) contar con acequias donde se requiera.

7.2.3.8 Las rampas de acceso o de descarga deben:

a) estar construidas en forma sólida para que resistan sin deformaciones apreciables las cargas transmitidas por los vehículos de mayor capacidad;

b) tener una altura y profundidad adecuada para los vehículos que se utilicen;

c) tener cuando menos un ancho mayor en 75 cm por lado, al del vehículo más ancho que se utilice;

d) tener una pendiente máxima del 27.5% para rampas de acceso, pero ésta se limitará al 10% como máximo, si remata en un sitio de vertido como pozo o tolva.

7.2.3.9 Sólo se permitirá que el operador abandone el vehículo cuando éste no esté funcionando y:

a) los mandos estén en punto muerto y los frenos de estacionamiento estén colocados a su capacidad máxima;

b) el vehículo quede estacionado en sitios con pendientes menores del 5% y frenado por un reborde del terreno o topes colocados bajo las ruedas;

c) las partes móviles, tales como cajas, cucharas o escarificadores queden sujetas o apoyadas en el piso.

7.2.3.10 Los transportadores de materiales deben cumplir con los requisitos y medidas de seguridad establecidas en la NOM-004-STPS-1993, y:

a) tener puntos de cruce de transportadores con barandales, cuando menos a cada 500 m y en todas sus intersecciones fijas o móviles, conforme a lo establecido en la NOM-001-STPS-1993, incluyendo sus escalones y barandales;

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b) estar protegidas adecuadamente las bandas y poleas;

c) el contrapeso que esté situado cerca de un área de trabajo, una carretera u otra vía de paso, debe contar con una protección eficaz y se debe restringir el paso al área bajo este contrapeso;

d) los puentes móviles y las niveladoras de carga automáticas o controladas a distancia deben funcionar con servomecanismos que interrumpan la operación en caso de mal funcionamiento. Cuando estos equipos sean operados en forma manual o semiautomática el operador debe tener al alcance un control para detener todo el sistema de transportadores;

e) no se debe operar el sistema de transportadores exteriores cuando se presenten tormentas de nieve o niebla intensa;

f) las bandas transportadoras deben contar a lo largo del sistema de transportación con dispositivos de paro en caso de emergencia.

7.2.3.11 Las tuberías se deben identificar de acuerdo a lo establecido en la normatividad correspondiente excepto las tuberías que transporten materiales fundidos, las cuales se identificarán de forma que resista las condiciones de operación de dichas tuberías.

7.2.3.12 Los malacates empleados para la tracción de carros o para el transporte de cubetas deben contar con una guarda de protección para el operador contra la ruptura del cable.

7.2.3.13 Si se transporta material por medio de un sistema de transporte de canastillas, se debe cumplir con lo siguiente:

a) evitar derrames durante el transporte;

b) contar con frenos de acción positiva y de acción automática cuando falle la energía del sistema;

c) colocar dispositivos de seguridad cuando el sistema pase sobre carreteras, edificios y cualquier área de tránsito o de trabajo;

d) los soportes del sistema deben estar protegidos contra la oscilación de las canastillas;

e) el sistema de sujeción de las canastillas debe diseñarse para resistir la oscilación de las mismas y cualquier obstáculo que pudiera provocar su caída o descarrilamiento;

f) queda prohibido el transporte de personal sobre las canastillas.

7.2.4 Para las instalaciones eléctricas y de alumbrado.

7.2.4.1 Las instalaciones eléctricas permanentes y provisionales deben cumplir con los requisitos establecidos por la NOM-001-SEMP-1994.

7.2.4.2 Los equipos y los circuitos de fuerza y alumbrado deben estar provistos de interruptores localizados y diseñados adecuadamente para que faciliten su control y su aislamiento.

7.2.4.3 Los motores eléctricos de los equipos controlados a distancia deben contar con interruptores de seguridad localizados en los sitios de riesgo para los trabajadores que laboren junto a estos equipos. El motor no se debe poner en marcha hasta que no se haya cerrado manualmente el interruptor de seguridad que detuvo la operación.

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7.2.4.4 Colocar un letrero en los accesos a subestaciones, áreas de tableros de distribución y transformadores, en donde se especifique que sólo se permitirá el acceso a personal autorizado.

7.2.4.5 Los locales destinados a la instalación de bancos de baterías con soluciones electrolíticas deben estar bien ventilados y se debe prohibir en su interior fumar o emplear cualquier instrumento de flama abierta.

7.2.4.6 Los transformadores deben cumplir con los siguientes requisitos de seguridad:

a) estar protegidos y marcados o dentro de cuartos destinados para este fin, según la NOM-001-SEMP-1994;

b) los transformadores enfriados por líquidos combustibles deben instalarse en sitios localizados a una distancia mayor de 15 m del acceso de los tiros y estar protegidos por dispositivos de contención que impidan que el combustible se derrame hacia otras instalaciones.

7.2.4.7 Las partes metálicas del equipo e instalaciones eléctricas deben estar conectados a tierra en forma individual. Queda prohibida la conexión en serie, de acuerdo con lo previsto en la NOM-022-STPS-1993.

7.2.4.8 En la maquinaria móvil o portátil impulsada por energía eléctrica transmitida desde una fuente externa, cumplir con:

a) las líneas de alimentación del trole se deben situar a una altura mayor de 2.15 m sobre el nivel del piso, si el conductor se localiza a menor altura debe estar protegido con defensas de material aislante;

b) los cables móviles de alimentación deben ser flexibles de uso rudo y sujetarse a la maquinaria firmemente para evitar que se dañen sus terminales o se desconecten accidentalmente; además se deben tender de tal forma que evite se dañen al ser pisados o tensados excesivamente y en zonas inundadas se deben colocar sobre soportes;

c) el cable no utilizado se debe enrollar en carretes montados sobre la máquina y si hay extensiones adicionales, deben mantenerse en recipientes diseñados para ello;

d) la maquinaria que opere a 110 voltios o más debe protegerse con dispositivos de derivación automática a tierra y con una estructura de puesta a tierra o una protección equivalente.

7.2.4.9 Cuando se reparen instalaciones y equipo eléctrico se deben tomar las siguientes precauciones:

a) interrumpir la corriente abriendo y bloqueando el interruptor del circuito a trabajar. Este interruptor sólo podrá ser cerrado por el mismo trabajador que lo bloqueó;

b) asegurar la descarga de una posible tensión residual;

c) cuando sea indispensable trabajar sobre un circuito con tensión, además de usar el equipo de protección personal se debe utilizar la herramienta aislante adecuada y tomar las medidas de seguridad necesarias para garantizar una operación sin peligro;

d) queda estrictamente prohibido trabajar sobre un circuito con tensión en lugares donde se almacenen explosivos, líquidos o gases inflamables y en sitios donde existan minerales o emanación de gases inflamables o explosivos.

7.2.4.10 Se debe instalar un sistema de alumbrado de emergencia que funcione en forma automática cuando se presente una falla en el suministro de energía, abarcando cuando menos las siguientes áreas:

a) el cuarto de primeros auxilios, en donde se ubiquen botiquines y en toda instalación médica;

b) las salidas de emergencia;

c) los cuartos de baños y vestidores;

d) las escaleras y pasarelas de las plantas de trituración y refinación con reactivos químicos peligrosos o con electrólisis;

e) los lugares donde la falta de luz genere riesgos para los trabajadores.

7.2.5 Para las pilas de almacenamiento, escombreras, represas y depósitos de decantación.

7.2.5.1 Se deben proyectar las instalaciones de las pilas, las represas, los depósitos de decantación, las cortinas, los muros y bordes perimetrales de tal manera que se garantice la integridad y la salud de los trabajadores, así como la seguridad de las instalaciones propias y de terceros.

7.2.5.2 Para la construcción de depósitos de minerales se deben cumplir los siguientes requisitos de seguridad:

a) los silos, tanques, muros de contención o túneles interiores, deben estar diseñados y construidos para soportar el peso y el empuje del material almacenado, así como las condiciones naturales de la región;

b) los silos y cualquier estructura de descarga deben contar con dispositivos que permitan romper los puentes u otras aglomeraciones que impidan la salida de los materiales y evitar que los trabajadores se introduzcan a estas estructuras;

c) cuando se requiera accesar a silos o chimeneas se deben colocar escaleras permanentes, ya sean fijas o retráctiles;

d) los apoyos de los depósitos y sus cubiertas deben protegerse contra impactos que puedan producir los equipos móviles;

e) los túneles u otros depósitos similares deben contar con dos salidas, mismas que siempre deben estar libres de obstrucciones de materiales que impidan la rápida evacuación de los trabajadores. En el caso que sólo se tenga una salida, dichos túneles deben contar con una salida de emergencia con un diámetro no menor de 75 cm libres de obstáculos;

f) los túneles bajo pilas de carbón deben contar con una ventilación suficiente para mantener el nivel de grisú por debajo del 1.5% en volumen.

7.2.6 Para plantas de beneficio: los metales fundidos, matas o escorias se vaciarán solamente en moldes o recipientes secos.

7.2.7 Para el almacenamiento de explosivos.

7.2.7.1 En los polvorines o locales donde se almacenen explosivos deben cumplirse los requisitos establecidos en la NOM-008-STPS-1993, la Ley Federal de Armas de Fuego y Explosivos y su Reglamento.

7.2.7.2 El polvorín debe de ser diseñado y construido para:

a) soportar las acciones debidas a la operación y al peso propio del almacén;

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b) soportar los fenómenos naturales de la región;

c) que las paredes perimetrales soporten el impacto producido por la explosión del material almacenado, sin causar daños a los trabajadores de los alrededores o a las instalaciones colindantes;

d) el apartado anterior se puede omitir si el polvorín se localiza lejos de las áreas de trabajo y de cualquier otra instalación, con una distancia mínima de separación de 50 metros.

7.2.7.4 Alrededor del polvorín se debe mantener un espacio mínimo de 25 m libre de hierba seca, arbustos, desechos y cualquier material inflamable, además de colocar una cerca perimetral que en ningún punto esté a una distancia menor a 25 m.

7.2.7.5 Dentro de los polvorines se usarán herramientas de madera o cobre para abrir las cajas y bolsas que contengan explosivos.

7.2.7.6 Los envases vacíos, las cajas y papel de envoltura, se enviarán inmediatamente a la superficie para ser destruidos.

7.2.7.7 Se prohíbe estrictamente fumar y utilizar equipos y dispositivos de flama abierta dentro de los polvorines.

7.2.7.8 Los polvorines deberán contar con:

a) rótulos claramente marcados en las entradas, con la siguiente leyenda: "PELIGRO EXPLOSIVO";

b) una ventilación adecuada y mantenerse secos;

c) instalaciones eléctricas debidamente protegidas y, si los focos están al descubierto, éstos serán a prueba de explosión. Los interruptores se colocarán siempre en el exterior del polvorín.

7.2.7.9 A la entrada del polvorín se debe contar con una barra metálica a tierra, la cual deberá ser tocada por todos los trabajadores antes de entrar al polvorín.

7.2.8 Para el transporte de explosivos.

7.2.8.1 Los explosivos no se transportarán junto con el personal.

7.2.8.2 Cuando se usen locomotoras eléctricas para tirar de la plataforma o carro en que se lleven los explosivos, deberá emplearse una canilla de madera que aisle a la locomotora del carro de explosivos.

7.2.8.3 En el caso de que los carros o plataformas cargados con explosivos sean movidos por locomotoras el traslado se hará jalando y no empujando.

7.2.8.4 Cuando un carro cargado con explosivos sea movido a mano, una persona deberá ir adelante, por lo menos a una distancia de 25 metros, para prevenir a los vehículos que se aproximen en sentido contrario.

7.2.8.5 Los explosivos y los detonadores se transportarán siempre por separado. Cuando no se usen los envases originales se deberán transportar en bolsas de lona o plástico o en recipientes rígidos construidos con materiales no conductores.

7.2.8.6 A cada turno de trabajo se llevará solamente la cantidad de explosivos que se requieran en el mismo; los que no se empleen durante el turno, se regresarán a su lugar de origen.

7.2.9 Para el manejo de explosivos.

7.2.9.1 El cebo o carga debe prepararse cuidadosamente y llenar los siguientes requisitos:

a) que el detonador no pueda zafarse del cartucho cebado y que esté en la posición más segura y eficiente;

b) que esté impermeabilizado cuando sea necesario;

c) que pueda colocarse con todos sus aditamentos dentro del barreno, con seguridad y facilidad.

7.2.9.2 Los detonadores se fijarán a las mechas o cañuelas con pinzas especiales o máquinas encasquilladoras.

7.2.9.3 El punzón que se utilice para perforar el cartucho y preparar el cebo debe ser una varilla de madera, cobre, aluminio o algún otro material que no produzca chispa.

7.2.9.4 Los alambres de los estopines eléctricos estarán provistos de desviadores que los pongan en cortocircuito, los cuales no se quitarán sino hasta el momento de hacer las conexiones entre los estopines o entre éstos y la línea de pegada.

7.2.9.5 Cuando las puntas de los alambres de los estopines estén descubiertas, se evitará que hagan contacto con la tierra, rieles, tubos, maquinaria o partes metálicas.

7.2.9.6 Después de cada disparada y antes de iniciar una nueva barrenación, deberá efectuarse una investigación cuidadosa en busca de barrenos quedados, a fin de dispararlos de nuevo.

7.2.9.7 Los chocolones, fuques, carrizos o porciones de barreno que sobren de los barrenos no quedados, se revisarán cuidadosamente para dispararlos de nuevo, en su caso. Por ningún motivo se barrenará en dichos fuques o carrizos.

7.2.9.8 Si se encuentran barrenos quedados en una disparada hecha con estopines eléctricos, se probarán los detonadores. Si éstos están en cortocircuito, se conectarán nuevamente y disparará, en caso contrario se usará un nuevo cebo para dispararlos.

7.2.9.9 Los barrenos bolseados y los perforados a base de chorros a temperaturas elevadas no deben cargarse hasta que la roca se enfríe.

7.2.9.10 Los explosivos que no se empleen inmediatamente en el lugar donde van a utilizarse, se colocarán en lugar seguro, separándolos según su naturaleza.

7.3 En minas a cielo abierto.

7.3.1 Para las excavaciones en general.

7.3.1.1 Además del manual de excavación y carga del apéndice B, el patrón deberá elaborar una hoja de instrucciones técnicas para cada máquina o equipo móvil en la cual se deben indicar:

a) detalles de operación propios de cada máquina o equipo empleado;

b) dimensiones mínimas y máximas admisibles de los lugares de trabajo;

c) altura de gradas y ángulos estables para los taludes.

Dicha hoja de instrucciones se debe colocar en un lugar visible desde el sitio de operación de la maquinaria o equipo.

7.3.1.2 Las excavaciones se realizarán con frentes de trabajo que presenten taludes estables, con una inclinación no mayor que la recomendada por el estudio de mecánica de suelos del apéndice A.

7.3.1.3 Los bancos de trabajo para la excavación en rocas o material consolidado no podrán rebasar las siguientes alturas:

a) 8 m para excavación manual;

b) en minas a cielo abierto mecanizadas, deberá ser determinada por un estudio de ingeniería, tomando en cuenta la naturaleza del terreno y tipo de maquinaria utilizada.

La altura determinada por el estudio de ingeniería deberá brindar las medidas de seguridad necesarias para el personal y equipo. Se deberá elaborar el método de trabajo con base al estudio de ingeniería;

c) la altura máxima de los bancos de trabajo para la excavación manual de arena o material no consolidados o sueltos, producto de una voladura, no podrá exceder de 3 metros.

7.3.1.4 La grada de cualquier banco debe contar con el espacio suficiente que permita realizar las operaciones de excavación y carga en condiciones de seguridad.

7.3.1.5 No se debe permitir que ninguna persona trabaje o transite entre el equipo o maquinaria de excavación y la pared del banco de trabajo.

7.3.1.6 No se permite trabajar con maquinaria en una mina a cielo abierto sobre un área donde exista una mina subterránea, a menos que se compruebe, ante la inspección que realice la Secretaría, que se han tomado las medidas de seguridad establecidas para este fin.

7.3.1.7 No se permite efectuar disparadas en minas subterráneas en las que su proyección vertical esté a menos de 30 m de una mina a cielo abierto, si no se han tomado las precauciones para garantizar que todos los trabajadores de la mina a cielo abierto se han retirado del área de la voladura.

7.3.1.8 No se permite efectuar voladuras en una mina a cielo abierto, sobre una mina subterránea, a menos que se hayan tomado las medidas necesarias para garantizar que se haya evacuado a todos los trabajadores que pudieran encontrarse bajo la proyección horizontal de un área con un radio no menor de 60 m alrededor del sitio de la voladura.

7.3.1.9 Cuando se interrumpan los trabajos en alguno de los bancos de una mina de arena por un periodo mayor a una semana o menor, si hay amenaza de lluvia, se deben abatir los taludes hasta el ángulo de reposo del material, el ancho de las gradas debe ser tal que permita esta operación.

7.3.1.10 Cuando las excavaciones de minas a cielo abierto se realicen en o bajo estratos acuíferos o en las proximidades de ríos, lagos, presas o mares, se deben implantar programas y proyectar y construir instalaciones de protección y salvamento para la eventualidad de una inundación, ya sea por afloramiento del subsuelo o por escurrimiento superficial.

7.3.1.11 Cuando se abata el nivel freático por medio de bombeo con el fin de trabajar bajo este nivel, se deben tomar las siguientes medidas de seguridad:

a) la capacidad instalada en operación debe permitir sacar en un máximo de 20 horas el flujo diario máximo;

b) instalar bombas auxiliares con una capacidad mínima del 25% de la capacidad instalada en operación;

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c) contar con un sistema de alarma de falla de las bombas principales y con un dispositivo de arranque automático de las bombas auxiliares;

d) cuando sea necesario hacer un túnel de desagüe para los mantos acuíferos se debe efectuar un barreno explorador con una longitud tal que garantice la seguridad del túnel antes de realizar la excavación;

e) el sumidero o la instalación de desagüe del sistema de bombeo tendrá un capacidad mínima equivalente a 4 horas de gasto normal.

7.3.2 Para la maquinaria de excavación.

7.3.2.1 La maquinaria de excavación cuyo movimiento pueda provocar peligro debe contar con un sistema de alerta audible y que se active antes de iniciar su operación.

7.3.2.2 Las cabinas del equipo o maquinaria de excavación deben estar diseñadas de tal forma que el operador pueda ver en todo momento el frente de trabajo adyacente.

7.3.2.3 Las ventanas de la cabina deben estar provistas de vidrios de seguridad o de un material equivalente y deben mantenerse en buen estado y limpias.

7.3.2.4 No se debe abordar la cabina o las plataformas de una maquinaria de excavación en operación sin haber advertido al operador y sólo se debe permitir abordarlas a trabajadores autorizados para estas maniobras.

7.3.2.5 Las máquinas de excavación continua que descarguen sobre una banda transportadora deben tener interconectados sus controles con los del sistema de transporte, de manera que no puedan operar si se interrumpe el transporte del material.

7.3.2.6 Las máquinas excavadoras montadas sobre rieles u otro tipo de guías no deben operar o trasladarse hasta que no se haya verificado el buen estado de la vía o guía.

7.3.3 Para la carga y descarga de material.

7.3.3.1 Durante las operaciones de carga se deben tomar las siguientes medidas preventivas:

a) el conductor no debe salir de la cabina;

b) el cucharón cargado no debe maniobrar sobre la cabina;

c) ningún trabajador debe permanecer o transitar bajo el área de maniobra del cucharón o del transportador de la excavadora;

d) las rocas demasiado grandes, para ser manejadas en condiciones de seguridad, se deben romper antes de ser cargadas;

e) el material se debe cargar de manera que se reduzca al mínimo su pérdida durante la carga o el transporte.

7.3.3.2 Durante las operaciones de descarga se deben tomar las siguientes medidas preventivas:

a) cuando se descargue sobre los bordes de alguna grada, escombrera o tolva de recibo se debe contar con un trabajador auxiliar que dirija en forma segura al conductor del vehículo de transporte al sitio de descarga, el cual contará con una caseta de guarecimiento para protegerlo de las inclemencias del tiempo, lo anterior se puede omitir si existen topes eficaces que impidan que el vehículo se deslice;

b) cuando exista la posibilidad de que el suelo del borde del sitio de descarga no pueda soportar el peso del vehículo, el material debe vertirse antes de llegar al borde del talud;

c) cuando el vertido se haga durante la noche, el sitio de descarga debe estar perfectamente iluminado principalmente el área de maniobras y el borde del talud de descarga.

7.3.4 Para los explosivos y voladuras.

7.3.4.1 Cumplir con los requisitos establecidos en la NOM-008-STPS-1993, la Ley de Armas de Fuego y Explosivos y su Reglamento.

7.3.4.2 El manual de procedimientos de seguridad para el manejo, operación y detonación de explosivos debe ser distribuido entre los trabajadores que manejen explosivos, los pegadores y el personal de seguridad correspondiente.

7.3.4.3 Se debe instalar y operar una sirena de alerta, con un alcance superior a los 500 m alrededor del sitio en donde se efectúen las voladuras, con el fin de advertir del peligro a cualquier persona que se encuentre en el perímetro de este sitio. Esta sirena deberá sonar continuamente 10 minutos antes de que inicie la disparada y 10 minutos después de que se dispare el último barreno.

7.3.4.4 Antes de llevar a cabo las voladuras se debe verificar que:

a) se haya alejado a todas las personas del área de peligro;

b) se haya apostado personal en todos los puntos de acceso al lugar donde se va a efectuar la voladura, con el fin de evitar la entrada de cualquier persona;

c) todo el personal haya alcanzado un refugio seguro.

7.3.4.5 Queda prohibido volver al lugar donde se realizó la voladura, hasta que:

a) hayan transcurrido 30 minutos, si se utilizó una mecha de seguridad o;

b) hayan transcurrido 15 minutos de que se haya desconectado la línea de pegada de la fuente de energía, si se utilizaron estopines eléctricos.

7.3.4.6 Si se sospecha de la falla en la disparada de algún barreno no se debe realizar ningún trabajo hasta que el pegador u otra persona con gran experiencia haya inspeccionado y localizado todos los barrenos quedados, así como adoptado las medidas de seguridad necesarias para garantizar que el trabajo pueda continuar sin riesgo alguno.

7.4 En minas subterráneas.

7.4.1 Cumplir con el apéndice A y con los siguientes incisos.

7.4.1.1 No podrán laborar trabajadores que no hayan aprobado los cursos de capacitación y adiestramiento para cumplir con las medidas de seguridad del inciso 1.2.3.

7.4.1.2 El patrón debe proporcionar a sus trabajadores el equipo necesario para entrar en las minas subterráneas, así como lámparas de seguridad con una duración mínima garantizada de 1.25 veces el turno del trabajador.

7.4.1.3 En las labores de construcción, inspección y mantenimiento de cualquier tipo de pozo, se deben emplear andamios seguros.

7.4.1.4 Las obras mineras en las que no se haya trabajado por estar abandonadas deben ser examinadas por el personal de seguridad antes de reanudar las

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    c)   contar con un sistema de alarma de falla de las bombas principales y con un dispositivo de arranque automático de las bombas auxiliares;

    d)   cuando sea necesario hacer un túnel de desagüe para los mantos acuíferos se debe efectuar un barreno explorador con una longitud tal que garantice la seguridad del túnel antes de realizar la excavación;

    e)   el sumidero o la instalación de desagüe del sistema de bombeo tendrá un capacidad mínima equivalente a 4 horas de gasto normal.

7.3.2   Para la maquinaria de excavación.

    7.3.2.1   La maquinaria de excavación cuyo movimiento pueda provocar peligro debe contar con un sistema de alerta audible y que se active antes de iniciar su operación.

    7.3.2.2   Las cabinas del equipo o maquinaria de excavación deben estar diseñadas de tal forma que el operador pueda ver en todo momento el frente de trabajo adyacente.

    7.3.2.3   Las ventanas de la cabina deben estar provistas de vidrios de seguridad o de un material equivalente y deben mantenerse en buen estado y limpias.

    7.3.2.4   No se debe abordar la cabina o las plataformas de una maquinaria de excavación en operación sin haber advertido al operador y sólo se debe permitir abordarlas a trabajadores autorizados para estas maniobras.

    7.3.2.5   Las máquinas de excavación continua que descarguen sobre una banda transportadora deben tener interconectados sus controles con los del sistema de transporte, de manera que no puedan operar si se interrumpe el transporte del material.

    7.3.2.6   Las máquinas excavadoras montadas sobre rieles u otro tipo de guías no deben operar o trasladarse hasta que no se haya verificado el buen estado de la vía o guía.

7.3.3   Para la carga y descarga de material.

    7.3.3.1   Durante las operaciones de carga se deben tomar las siguientes medidas preventivas:

        a)   el conductor no debe salir de la cabina;

        b)   el cucharón cargado no debe maniobrar sobre la cabina;

        c)   ningún trabajador debe permanecer o transitar bajo el área de maniobra del cucharón o del transportador de la excavadora;

        d)   las rocas demasiado grandes, para ser manejadas en condiciones de seguridad, se deben romper antes de ser cargadas;

        e)   el material se debe cargar de manera que se reduzca al mínimo su pérdida durante la carga o el transporte.

    7.3.3.2   Durante las operaciones de descarga se deben tomar las siguientes medidas preventivas:

        a)   cuando se descargue sobre los bordes de alguna grada, escombrera o tolva de recibo se debe contar con un trabajador auxiliar que dirija en forma segura al conductor del vehículo de transporte al sitio de descarga, el cual contará con una caseta de guarecimiento para protegerlo de las inclemencias del tiempo, lo anterior se puede omitir si existen topes eficaces que impidan que el vehículo se deslice;

b) cuando exista la posibilidad de que el suelo del borde del sitio de descarga no pueda soportar el peso del vehículo, el material debe vertirse antes de llegar al borde del talud;

c) cuando el vertido se haga durante la noche, el sitio de descarga debe estar perfectamente iluminado principalmente el área de maniobras y el borde del talud de descarga.

7.3.4 Para los explosivos y voladuras.

7.3.4.1 Cumplir con los requisitos establecidos en la NOM-008-STPS-1993, la Ley de Armas de Fuego y Explosivos y su Reglamento.

7.3.4.2 El manual de procedimientos de seguridad para el manejo, operación y detonación de explosivos debe ser distribuido entre los trabajadores que manejen explosivos, los pegadores y el personal de seguridad correspondiente.

7.3.4.3 Se debe instalar y operar una sirena de alerta, con un alcance superior a los 500 m alrededor del sitio en donde se efectúen las voladuras, con el fin de advertir del peligro a cualquier persona que se encuentre en el perímetro de este sitio. Esta sirena deberá sonar continuamente 10 minutos antes de que inicie la disparada y 10 minutos después de que se dispare el último barreno.

7.3.4.4 Antes de llevar a cabo las voladuras se debe verificar que:

a) se haya alejado a todas las personas del área de peligro;

b) se haya apostado personal en todos los puntos de acceso al lugar donde se va a efectuar la voladura, con el fin de evitar la entrada de cualquier persona;

c) todo el personal haya alcanzado un refugio seguro.

7.3.4.5 Queda prohibido volver al lugar donde se realizó la voladura, hasta que:

a) hayan transcurrido 30 minutos, si se utilizó una mecha de seguridad o;

b) hayan transcurrido 15 minutos de que se haya desconectado la línea de pegada de la fuente de energía, si se utilizaron estopines eléctricos.

7.3.4.6 Si se sospecha de la falla en la disparada de algún barreno no se debe realizar ningún trabajo hasta que el pegador u otra persona con gran experiencia haya inspeccionado y localizado todos los barrenos quedados, así como adoptado las medidas de seguridad necesarias para garantizar que el trabajo pueda continuar sin riesgo alguno.

7.4 En minas subterráneas.

7.4.1 Cumplir con el apéndice A y con los siguientes incisos.

7.4.1.1 No podrán laborar trabajadores que no hayan aprobado los cursos de capacitación y adiestramiento para cumplir con las medidas de seguridad del inciso 1.2.3.

7.4.1.2 El patrón debe proporcionar a sus trabajadores el equipo necesario para entrar en las minas subterráneas, así como lámparas de seguridad con una duración mínima garantizada de 1.25 veces el turno del trabajador.

7.4.1.3 En las labores de construcción, inspección y mantenimiento de cualquier tipo de pozo, se deben emplear andamios seguros.

7.4.1.4 Las obras mineras en las que no se haya trabajado por estar abandonadas deben ser examinadas por el personal de seguridad antes de reanudar las actividades, a fin de cerciorarse que no falte oxígeno, que no existan gases tóxicos y que las fortificaciones estén en buen estado.

7.4.1.5 Para la debida protección de los tiros, las obras de disfrute o de servicios a los trabajadores deben quedar a una distancia conveniente de acuerdo con las características del terreno, pero en ningún caso esta distancia será menor de 20 m.

7.4.1.6 Queda prohibida la operación de todo tipo de motor de combustión interna que funcione con gasolina.

7.4.2 Para accesos a las minas y comunicación.

7.4.2.1 Las minas en explotación deben contar con un túnel o pozo de acceso y salida habitual y otra obra independiente para la salida de emergencia, la cual debe contar con señales de la ruta a seguir a la superficie, conforme a la NOM-027-STPS-1993.

7.4.2.2 En rebajes en explotación se debe contar con dos vías de acceso conectadas entre sí.

7.4.2.3 Las obras de acceso y salida, además del transporte que se utilice en estas minas, deben conservarse en buen estado, de manera que permitan el seguro e inmediato traslado de los trabajadores hacia la superficie.

7.4.2.4 En todos los tiros de acceso y salida de personal se debe contar con escaleras de escape para emergencias, las que se encontrarán siempre en condiciones de operación.

7.4.2.5 El cubo de escaleras debe ser independiente del tiro de extracción, pero en caso de que se encuentre en el mismo pozo, se debe separar por medio de una madera o de otro material resistente.

7.4.2.6 Las escaleras y las escalas instaladas en una mina subterránea deben cumplir con los requisitos establecidos en la NOM-001-STPS-1993 y con lo establecido en esta Norma.

7.4.2.7 Las escaleras tendrán las dimensiones necesarias para que un hombre cargando el equipo de rescate de mayor dimensión que se requiera en la unidad minera pueda transitar libremente.

7.4.2.8 Las escaleras y escalas deben estar construidas con materiales sólidos, resistentes y debidamente tratados para resistir las condiciones del medio ambiente, además de estar debidamente ancladas o fijadas a otra estructura resistente. Si la escalera se construyera sobre un tajo con una inclinación menor de 30 grados, los escalones podrán ser tallados en el piso si éste es firme y antirresbalante.

7.4.2.9 Las escaleras con inclinaciones que varíen entres los 15 grados como mínimo y 60 grados como máximo, con respecto a la horizontal, deben tener escalones dimensionados para esas condiciones y contar con plataformas de descanso a intervalos no mayores de 12 m de altura.

7.4.2.10 Las escalas con una inclinación mayor de 60 grados con respecto a la horizontal deben:

a) tener plataformas de descanso cuando menos cada 6 m de altura;

b) tener colocados en forma alterna los diferentes tramos de escalera;

c) contar en la plataforma superior con una abertura lo suficientemente grande para cumplir con los requisitos de operación establecidos en el apartado 7.4.2.7;

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d) sobresalir cuando menos 90 cm de la plataforma superior o contar con un pasamanos que sobresalga a esta misma altura;

e) mantener una distancia mínima de 15 cm libres entre el límite interior del escalón y cualquier sobresaliente de la pared, ademe o instalación.

7.4.2.11 Si las escalas tienen una inclinación mayor de 80 grados con respecto a la horizontal y una altura mayor de 2.50 m, deben:

a) cumplir con lo establecido en el inciso 7.4.2.10;

b) proporcionar apoyo continuo a la espalda del trabajador a no más de 70 cm del escalón, medidos transversalmente a la escala.

7.4.2.12 Los tajos inclinados que presenten pendientes mayores de 30% en los que transiten trabajadores, deben contar con escaleras.

7.4.2.13 Para el tránsito de trabajadores en vías de transporte mecánico de materiales con pendientes mayores del 40%, se debe contar con una vía independiente o separar esta vía, conforme a lo dispuesto en el apartado 7.4.2.5 de esta Norma.

7.4.2.14 Sólo se permitirán escaleras de cable en los trabajos de profundización de pozos, y éstas deben cumplir con lo siguiente:

a) no tener longitudes mayores de 15 m;

b) estar provistas de tacones que las separen cuando menos 10 cm de los paños de las paredes o ademes.

7.4.2.15 Los cañones por donde transite personal se deben diseñar y construir con las dimensiones específicas a la intensidad de este tránsito. Para dicho transporte el patrón debe proporcionar el equipo de protección requerido para el traslado del personal, en función de las características de los cañones.

7.4.2.16 Las galerías para acarreo por medio de góndolas sobre vías deben contar con un ancho que deje en un lado de la vía 75 cm libres entre la pared o el ademe y cualquier saliente de las góndolas o la locomotora. Si esto no es posible, se deben construir nichos de seguridad cada 30 m con dimensiones suficientes para albergar a dos personas y estar señalizados.

7.4.2.17 En las galerías donde se instale un transportador de banda se deben dejar 60 cm libres, cuando menos entre un lado del transportador y la pared o ademe; si se requiere la circulación normal de trabajadores, el espacio libre mínimo será de 90 cm en el lado destinado a esta circulación.

7.4.2.18 La altura libre mínima de las galerías donde transite maquinaria debe ser cuando menos 20 cm mayor que la altura máxima de esta maquinaria.

7.4.2.19 El espacio libre entre el punto más alto del prisma del material de una banda transportadora y la parte inferior del ademe o fortificación del cielo de la galería, será como mínimo de 20 cm.

7.4.2.20 Los trabajadores sólo transitarán por lugares autorizados. Los túneles que no sean destinados para el tránsito de trabajadores contarán con señales y dispositivos que impidan su paso.

7.4.2.21 Se deben cubrir los pozos que existan en el piso cuando en el lugar haya tránsito de personal.

7.4.2.22 Se deben colocar señales y barreras que indiquen e impidan el acceso de los trabajadores a lugares peligrosos.

7.4.2.23 Todas las ventanillas o brocales de los tiros deben contar con barandales, rejillas o cualquier otro tipo de barreras que impidan la caída accidental de algún trabajador o que éste entre en contacto con cualquier parte móvil del sistema de extracción. Las puertas deberán estar provistas de seguros para evitar que se abran en forma involuntaria.

7.4.2.24 Las escaleras y plataformas de descanso y operación deberán inspeccionarse por lo menos una vez al mes y se les debe dar mantenimiento para garantizar que siempre estén en condiciones seguras de operación.

7.4.2.25 Los objetos que lleven los trabajadores deben estar perfectamente asegurados de manera que no puedan caer. Para tal efecto, se proporcionarán a los trabajadores mochilas o morrales para transportar la herramienta y materiales.

7.4.2.26 En las minas subterráneas se debe contar con un sistema de comunicación confiable para facilitar las labores de localización, evacuación y otras actividades propias de la explotación minera.

7.4.3 Para el izaje de personas y materiales.

7.4.3.1 Cada unidad minera debe establecer un solo código de señales para el movimiento de jaulas, calesas o botes de los tiros en servicio.

7.4.3.2 Este código de señales debe colocarse y observarse en los lugares donde se transmitan o reciban las señales. Es indispensable la colocación de este código de señales en la cabina del malacate y en las estaciones de los tiros.

7.4.3.3 Los tiros o cualquier otra instalación de extracción deben contar con un sistema de señales dobles sonoras o visibles, que permitan transmitir y recibir éstas desde cada ventanilla y del brocal de la cabina del malacate.

7.4.3.4 En los tiros que cuenten con dos equipos de extracción las señales deben ser perfectamente diferenciadas.

7.4.3.5 Siempre se debe contar con personal capacitado y autorizado para recibir y transmitir señales en los tiros.

7.4.3.6 Las calesas o carros en que se transporte personal o material en tiros verticales o inclinados, deben contar con dispositivos de seguridad que eviten la caída libre en caso de ruptura del cable.

7.4.3.7 La inspección y prueba de los tiros y su equipo de seguridad empleados para el ascenso y descenso de personas se debe realizar por personal capacitado y en periodos máximos de:

a) veinticuatro horas: la inspección visual de los cables, cadenas, piezas de conexión y soportes de los cables y de los dispositivos de seguridad que eviten la caída libre de las calesas o carros, en caso de ruptura del cable;

b) una semana: la inspección visual de los elementos exteriores de las máquinas, la torre de extracción, las calesas y otros elementos requeridos en estos tiros;

c) dos semanas: la inspección visual del ademado y las paredes de los tiros;

d) un mes: la revisión de los motores y elementos internos de malacates y la prueba a los dispositivos de seguridad que eviten la caída de las calesas o carros, en caso de ruptura del cable.

Se debe llevar un libro de registro de las inspecciones, pruebas y mantenimiento de los tiros, malacates, cables, calesas, carros, botes de manteo, dispositivos de seguridad y demás accesorios, debiendo ser firmado por el responsable que efectúe la inspección, revisión, prueba o mantenimiento correspondiente.

7.4.3.8 Las estructuras de soporte de la torre de extracción, guías, ventanillas y otras deben estar diseñadas y construidas de acuerdo al medio en que se encuentren, además de cumplir con las normas técnicas de diseño reconocidas nacional o internacionalmente y cumplir con el apéndice B.

7.4.3.9 La instalación y operación de malacates para el ascenso y descenso de personal deberá cumplir con los siguientes requisitos de seguridad:

a) los malacates deben estar provistos de un indicador de profundidad y un timbre que funcione al llegar a cada estación que se vea y oiga fácilmente por el operador; contar con señales de profundidad marcadas sobre el tambor o el cable. En caso de que se empleen poleas de adherencia deben verificarse y, si es necesario, corregir cada vez que se ajuste el recorrido, se cambie el cable o su amarre;

b) los malacates que puedan desembragar los tambores deben contar con un sistema que evite:

1) desembragar el tambor sin que se accionen completamente los frenos;

2) liberar los frenos cuando el mecanismo de embrague del tambor no esté aplicado completamente;

3) su accionamiento accidental, para lo cual deben protegerse los controles para embragar y desembragar;

c) los malacates con velocidad superior a los 4 m/seg deben contar con un control automático de velocidad, que:

1) cuente con un dispositivo de seguridad que frene al malacate antes de que las jaulas rebasen la estación superior o inferior;

2) que impida que la jaula llegue a la estación inferior o superior con una velocidad mayor de 1.5 m/seg;

d) los tambores para el enrollamiento del cable deben estar provistos de cejas o de brazos, y en caso de tambores cónicos, deben contar con guías u otros dispositivos que impidan el deslizamiento del cable;

e) el extremo del cable debe quedar sólidamente fijado al tambor y debe quedar siempre sobre éste al menos 3 vueltas cuando la jaula o calesa se encuentre en el extremo más profundo del tiro;

f) el diámetro mínimo de los tambores de enrollamiento del cable debe ser de 30 veces el diámetro del cable;

g) cuando se empleen poleas de adherencia o fricción, su diámetro y su guía deben ser específicos al tipo y diámetro del cable empleado, pero su diámetro nunca será menor que 30 veces el diámetro del cable.

7.4.3.10 En malacates de dos puntas queda prohibido subir o bajar las calesas o botes con el tambor o polea desembragado, salvo en los trabajos de mantenimiento y emergencia, siempre y cuando las calesas o botes no estén cargados.

7.4.3.11 Los frenos de un malacate empleado para el ascenso y descenso de personas deben cumplir con lo siguiente:

a) contar con dos sistemas de frenos independientes que actúen sobre el tambor o polea o sobre sus ejes;

b) detener la jaula o calesa a un ritmo retardado, no superior a la aceleración máxima que pueda producir el malacate cuando se tenga la carga máxima ni superior a 5 m/seg;

c) accionar los frenos automáticamente si falla la fuerza motriz o disminuye la presión hidráulica o neumática del sistema de frenado;

d) en caso de fallo de uno de los sistemas, debe quedar disponible la capacidad de frenado del otro para poder controlar la jaula de trabajo;

e) las jaulas o calesas soportadas por un solo cable o un solo punto de unión al cable deben contar con un sistema de frenos que actúe sobre las guías en forma automática, en caso de ruptura del cable o de su unión.

7.4.3.12 Los cables de extracción deben cumplir con los siguientes requisitos de seguridad:

a) estar fabricados con materiales que resistan los efectos mecánicos y de intemperismo;

b) tendrán un factor de seguridad de acuerdo a la tabla 1;

TABLA 1. FACTOR DE SEGURIDAD DE LOS CABLES DE EXTRACCION

Profundidad del tiro en metros	Factor de seguridad para cable nuevo	Factor de seguridad para reemplazo
hasta 150	8	6.4
150- 300	7	5.8
300- 600	6	5.0
600- 900	5	4.3
más de 900	4	3.6

c) ser reemplazados cuando se advierta la ruptura del 10 por ciento del total de los alambres de una vuelta completa de torón o exista un exceso de corrosión o desgaste;

d) por lo menos cada 6 meses se deben cortar las puntas de los cables en una longitud mínima de 2 metros en las partes donde están sujetos al tambor y a las jaulas, calesas o botes;

e) en los sistemas de extracción que no permitan el corte periódico de muestras de cable, el coeficiente de seguridad de éste deberá ser aumentado un 20% o preestablecer un límite de vida útil.

7.4.3.13 Las jaulas o calesas que se utilicen en los tiros para el transporte de personas deben cumplir con los siguientes requisitos de seguridad:

a) tener un techo construido de lámina metálica resistente;

b) estar forradas de lámina metálica, hasta una altura mínima de 1.50 m a partir del piso de las mismas y la parte restante hasta el techo, con tela metálica;

c) contar con barras o pasamanos donde puedan asirse las personas;

d) contar con puertas que se puedan asegurar durante el movimiento de la jaula para evitar que se abran debido a sacudidas o impactos;

e) tener una altura libre mínima de 2.10 m.

7.4.3.14 Al inicio y durante las operaciones de descenso y ascenso de personal se deben tomar las siguientes medidas de seguridad:

a) al inicio de cada turno y después de cada paro por reparaciones se debe mover la jaula o calesa vacía a lo largo del tiro, a fin de asegurarse que no existan obstáculos ni defectos en el tiro o en el malacate;

b) no se debe permitir el descenso o ascenso de material simultáneamente con el personal, en la misma calesa;

c) en caso de duda de alguna señal el malacatero no debe poner en movimiento el malacate hasta recibir una nueva señal;

d) si existe agua en el fondo de un tiro, éste deberá fondearse a una altura no mayor de un metro abajo de la última estación o ventanilla de servicio;

e) no se permitirá la entrada al cuarto de control del malacate a cualquier otro trabajador que no requiera laborar en dicho lugar;

f) queda prohibido distraer la atención del malacatero durante sus labores. En caso que éste tenga que dejar los controles del malacate, debe aplicar los frenos, cortar la corriente eléctrica y tomar las precauciones necesarias para impedir que otro trabajador no autorizado ponga en marcha el malacate.

7.4.3.15 El personal que desempeñe el puesto de malacatero deberá contar con capacitación especializada para llevar a cabo sus actividades.

7.4.4 Para el transporte de personal y materiales.

7.4.4.1 En los sitios donde se enganchen o desenganchen carros o góndolas debe existir un espacio libre de 75 cm como mínimo, entre las góndolas o la locomotora y la pared o el ademe.

7.4.4.2 Las estaciones de enganche o desenganche, con excepción de las de los frentes de arranque, deben estar iluminadas.

7.4.4.3 Las locomotoras que se utilicen en el interior de una mina deben estar provistas de:

a) frenos que puedan ser accionados por el conductor, independientemente de que existan o no otros dispositivos para accionarlos;

b) dispositivo de señales audibles apropiadas;

c) extintor portátil del tipo adecuado al material a transportar y una lámpara minera;

d) faro frontal, cuyo alcance efectivo sea de cuando menos 60 m;

e) asiento de diseño anatómico para el conductor;

f) controles de mando dispuestos de tal manera que el conductor pueda accionarlos sin distraer su atención hacia la dirección de avance.

7.4.4.4 Todos los trenes arrastrados por locomotoras deben llevar una señal luminosa o reflejante en la parte posterior del último carro o góndola.

7.4.4.5 Los carros o góndolas fuera de operación deben estar frenados o bloqueados.

7.4.4.6 Cuando se empleen locomotoras eléctricas tipo trole se debe contar con las siguientes medidas de seguridad:

a) las líneas de contacto del trole deben estar provistas de protección contra sobretensiones;

b) las líneas de alimentación deben contar con interruptores o disyuntores en todas las derivaciones de alimentación para los diferentes ramales.

7.4.4.7 Sólo se deben almacenar y sustituir las baterías de las locomotoras en las estaciones de carga acondicionadas para este fin.

7.4.4.8 Los vehículos impulsados por motores de combustión diesel, cuando estén fuera de servicio, se deben estacionar fuera de la mina o bien, en lugares que cumplan con lo siguiente:

a) que cuenten con dos salidas;

b) estén ventilados, de manera que el aire viciado pase directamente a un regreso secundario general o principal;

c) estén construidos con materiales no inflamables y que cuenten con un equipo apropiado para combatir incendios.

7.4.4.9 Los vehículos con motores de combustión diesel solamente podrán surtirse de combustible en las estaciones de aprovisionamiento.

7.4.4.10 Las estaciones de aprovisionamiento se deben localizar fuera de la mina subterránea y, de no ser así, deben cumplir con lo siguiente:

a) estar equipadas con sistemas de aprovisionamiento que eviten el derrame del combustible suministrado y contar, en su caso, con un sistema de recolección;

b) el área debe estar rodeada de un borde para evitar que el combustible derramado se extienda a otras áreas;

c) la cantidad de combustible almacenado no debe exceder del consumo de 72 horas.

7.4.4.11 El combustible se debe introducir a la mina subterránea en barriles metálicos, en vagones cisterna herméticos o en tuberías y operarse de acuerdo al manual de procedimientos de seguridad, para reducir al mínimo la posibilidad de incendio o explosión.

7.4.4.12 En caso de que un vehículo accionado por motores de combustión de diesel presente anomalías en la marcha, ruido adicional en el motor o de manera especial, cuando emita humo en forma notoria, proyecte chispas, presente fuga de agua o de combustible se debe detener el motor en forma inmediata y retirar del servicio el vehículo para ser reparado.

7.4.4.13 Las vías y rutas donde circulen vehículos deben estar señalizadas indicando la velocidad máxima de operación, las intersecciones, los cambios de dirección y las pendientes pronunciadas, conforme a las NOM-026-STPS-1993 y NOM-027-STPS-1993.

7.4.4.14 El código de señales de operación se debe exhibir en los extremos de la red, en las intersecciones y en los dispositivos de control de las locomotoras o vehículos.

7.4.4.15 Cuando se transporten trabajadores en vehículos motorizados se deben tomar las siguientes medidas de seguridad:

a) las estaciones de ascenso y descenso deben estar iluminadas;

b) en los trenes impulsados por locomotoras eléctricas tipo trole, los carros deben estar construidos en forma tal que eviten el posible contacto con los cables de alimentación;

c) los carros para el transporte de trabajadores deben estar acondicionados con techos de lámina resistentes, protección perimetral y barras o pasamanos para asirse;

d) los trenes deben contar con un sistema de transmisión de señales entre el ayudante y el operador de la locomotora.

7.4.4.16 Cuando se empleen transportadores para el movimiento de material se deben tomar las siguientes medidas de seguridad:

a) en la unidad motriz:

1) el sistema de sustentación del techo o ademe de la galería y los bloques de apoyo de ésta, deben ser de materiales no inflamables o tratados con material retardante al fuego;

2) se debe tener cuando menos un extintor portátil del tipo adecuado al material transportado;

3) la polea tensora, el contrapeso y las estaciones de transferencia deben contar con iluminación permanente.

b) en las bandas transportadoras:

1) contar con cable de paro de emergencia a todo lo largo de las bandas;

2) colocar puentes en las zonas de cruce de personal;

3) colocar protección de seguridad en las poleas de la unidad motriz y terminal;

4) aplicar cosméticos, hacer limpieza y dar mantenimiento a las bandas, sólo cuando no estén funcionando.

7.4.4.17 Cuando se utilicen telesillas para el transporte de personal se deben tomar las siguientes medidas de seguridad:

a) el cable empleado debe ser del tipo que no requiera lubricación;

b) operar de acuerdo a un manual de procedimientos de seguridad que cubra los riesgos probables;

c) las estaciones de ascenso y descenso serán amplias, suficientemente iluminadas, señalizadas y el piso llano y antiderrapante.

7.4.5 Para las excavaciones y rellenos.

7.4.5.1 Los frentes de excavación deben ser inspeccionados por el personal de seguridad, cuando menos cada 24 horas.

7.4.5.2 Siempre que se esté profundizando un tiro, se deberá:

a) tener a la mano el cable de señales de manera que pueda ser alcanzado desde cualquier lugar del tiro;

b) colocar un doble fondeo o dejar un pilar abajo de la última estación o ventanilla de servicio;

c) contar con una escalera de emergencia que llegue hasta el fondo del tiro;

d) colocar tubería de emergencia para ventilación;

e) colocar una protección en la parte superior que evite la caída de material.

7.4.5.3 La maquinaria autopropulsada debe estar provista de techo o cabina que ofrezca protección adecuada contra desprendimientos de roca.

7.4.5.4 Los chorreaderos que se usen para vaciar tepetate en los rebajes deben estar protegidos por medio de parrillas resistentes con aberturas no mayores de 40 cm o con muros de contención. Los trabajadores que laboren en éstos, deben contar con arnés o cinturón de seguridad sujeto con cuerda a un lugar seguro y fijo.

7.4.5.5 Cuando en los rebajes se utilice relleno hidráulico se observará lo siguiente:

a) instalar un sistema de comunicación continua entre la planta de preparación del relleno hidráulico y los distintos lugares que estén en proceso de relleno;

b) los tapones y las obras necesarias para la retención del relleno se deben diseñar y construir de manera que resistan los empujes generados por el relleno, con un factor de seguridad no menor de dos;

c) los jales utilizados en el relleno deben tener como mínimo un 50% de sólidos;

d) el contenido de cianuro del agua de decantación y percolación en los jales no debe exceder del 0.005%.

7.4.6 Para prevenir inundaciones.

7.4.6.1 Los patrones deben investigar e indicar en los planos de operaciones mineras la ubicación, extensión y profundidad de:

a) galerías de antiguas minas que se conozcan;

b) nivel freático y mantos o depósitos acuíferos;

c) acumulaciones de turba, arena, grava, cieno o cualquier otro material que pueda desplazarse cuando esté saturado de agua.

7.4.6.2 Cuando haya riesgo de que las excavaciones puedan conectar con una fuente de agua o de material saturado muy susceptible a desplazarse, se deben tomar las siguientes medidas de seguridad:

a) el tiro principal de la mina deberá estar aislado en su nivel inferior, por medio de compuertas contra inundaciones;

b) antes de que la excavación llegue a la fuente de agua o a los materiales muy susceptibles a desplazarse se perforarán barrenos exploradores en forma de abanico, conforme a un procedimiento de seguridad preestablecido;

c) los trabajadores del nivel donde se realiza la excavación y, en su caso, los de los niveles inferiores, se deben trasladar a un sitio protegido antes de llevar a cabo una disparada.

7.4.6.3 El plan de atención de emergencias del inciso 6.2 para este tipo de siniestros, debe incluir el procedimiento de cierre de compuertas o ataguías.

7.4.7 Para las fortificaciones.

7.4.7.1 La fortificación de las galerías, cañones u otro tipo de túnel o pozo de cualquier mina, incluyendo las de carbón, deben ajustarse a lo siguiente:

a) la fortificación del techo se verificará a intervalos frecuentes;

b) los soportes se colocarán tan pronto como se considere necesario, de acuerdo a la resistencia de la roca o a las condiciones del terreno;

c) al retirar el soporte provisional se colocarán en forma inmediata los soportes definitivos.

7.4.7.2 Para el soporte definitivo del techo o paredes se podrá emplear el tipo de sistema de sostenimiento específico al tipo de terreno y al sistema de explotación, siempre y cuando su diseño esté basado en procedimientos estadísticos y analíticos que garanticen la efectividad del soporte para el tipo de terreno en el cual se colocará éste. Los sistemas de sostenimiento podrán estar formados por:

a) arcos o marcos metálicos o de madera;

b) ademes de concreto lanzado, armado o precolado;

c) perno o cable de confinamiento del piso y techo;

d) sistemas de preesfuerzo del techo;

e) puntales o guacales metálicos o de madera;

f) pilares fundados por la propia roca natural o en forma artificial;

g) la combinación de cualquiera de los tipos anteriores.

7.4.7.3 Cuando la explotación se realice con un sistema de extracción continuo, se contará con un tipo de ademe específico a las características particulares del bloque de explotación, además proporcionará espacio suficiente para operar con seguridad el equipo de soporte de techo, tumbe y transporte de mineral, y se deben adoptar las siguientes medidas:

a) verificar que los empujes del terreno que se puedan presentar sobre el ademe produzcan esfuerzos menores a la resistencia del ademe;

b) establecer anticipadamente las condiciones y los procedimientos para la instalación y desmontaje de los equipos.

7.4.7.4 Previo a la instalación de los equipos en frentes largas o en frentes de trabajo, en zonas donde se presenten fallas geológicas se deberá realizar un reforzamiento de techo en el lugar afectado.

7.4.7.5 Los frentes de extracción donde se utilicen ademes caminantes mecanizados, localizados bajo instalaciones superficiales o galerías en uso, se deben fortificar de acuerdo a lo señalado en el apartado 7.2.1.2 de esta Norma.

7.4.7.6 No se debe retirar ninguna fortificación de las galerías, pozos o cualquier otro tipo de túnel o cavidad subterránea a menos que la cavidad sea rellenada inmediatamente después del retiro de dichas fortificaciones, a excepción de minas de carbón.

7.4.8 Para la ventilación y control de polvo y gases.

7.4.8.1 Se deben garantizar por medio de un monitoreo continuo los niveles mínimos de oxígeno establecidos en la NOM-016-STPS-1993; si no se cuenta con este sistema de monitoreo se debe suministrar al interior de la mina un volumen de

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aire igual a 1.50 metros cúbicos por minuto por cada persona que labore dentro de ella, donde cada mula o caballo se contará por 2 hombres más 2.13 metros cúbicos por minuto por cada caballo de fuerza de la maquinaria accionada por motores de combustión diesel localizados en el interior de la mina.

7.4.8.2 También se deben muestrear periódicamente las sustancias contaminantes que puedan generarse en la mina, con el fin de que éstas no rebasen los niveles establecidos en la NOM-010-STPS-1993, en especial el monóxido de carbono, bióxido de carbono, óxido nitroso, bióxido de azufre, metano y sulfuro de hidrógeno.

7.4.8.3 Cuando en cualquier frente, galería o pozo se opere maquinaria impulsada por motores de combustión diesel, se debe mantener una velocidad mínima del aire de 15.24 m por minuto para garantizar la disipación de los gases de escape de dicha maquinaria.

7.4.8.4 En los frentes, galerías o cruceros en desarrollo en donde sea necesario usar tubería o ductos para lograr la ventilación requerida, el extremo de aquellos no estará a más de 30 m del tope del frente de excavación.

7.4.8.5 Se debe instalar tubería de ventilación de emergencia en el desarrollo de pozos y chiflones o contrapozos, cuyo extremo debe estar a menos de 5 metros del tope, lo cual debe ser supervisado diariamente. Cuando se desarrollen estas obras se debe ventilar el lugar por los menos 10 minutos antes de entrar a laborar.

7.4.8.6 Se deben seguir los procedimientos de adaptación de los trabajadores a las temperaturas ambientales previstos en la NOM-015-STPS-1993, pero en todo momento la temperatura debe estar en el intervalo comprendido entre 10 y 37 grados centígrados, manteniendo la humedad relativa entre el 20 y el 95 por ciento. Las obras en desarrollo están exentas de mantener la temperatura ambiente entre los límites establecidos, pero los trabajadores sí deben cumplir con los periodos de adaptación requeridos en la norma en cuestión.

7.4.8.7 Los ventiladores principales de las minas subterráneas, con excepción de las minas de carbón, se podrán instalar en el interior o en el exterior de las minas y cumplir con los siguientes requisitos:

a) se colocarán de tal manera que no se mezcle el aire limpio que entre a la mina con el aire viciado que sale de ésta;

b) los sitios en donde se instalen deben mantenerse libres de materiales combustibles.

7.4.8.8 Para los casos en que sea probable que se eleve el contenido de contaminantes o de gases inflamables y explosivos en el aire del interior de la mina, se debe contar con ventiladores auxiliares o con ventiladores de intensificación de corriente.

7.4.8.9 Los paros de la ventilación en lugares donde el mineral genere gases tóxicos, inflamables o explosivos, con una duración mayor de 10 minutos, deben ser reportados al ingeniero responsable, a fin de que se adopten las medidas necesarias para la seguridad de los trabajadores.

7.4.8.10 En las áreas de las minas subterráneas donde se generen polvos se debe contar con aspersores de agua fijos o portátiles o cualquier otro sistema que evite la propagación de los polvos.

7.4.8.11 Cuando se usen barrenadoras o máquinas de cortar o de excavación continua se debe contar con dispositivos de captación, supresión y prevención de polvos que eviten la dispersión de éstos en las áreas de trabajo.

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7.4.8.12 En las minas en donde se explote azufre o en aquéllas que contengan lutitas carbonosas o cualquier otro mineral que pueda formar mezclas explosivas, se deben tomar precauciones para evitar acumulaciones de polvo que puedan ser causa de explosiones, incluyendo las siguientes:

a) se ventilarán los lugares de trabajo;

b) se humedecerán o se rociarán con cualquier otro material que inhiba su combustión aquellos sitios donde se vayan a efectuar disparadas de explosivos;

c) el polvo inerte o cualquier otro material que inhiba la combustión del polvo debe ser inofensivo para la salud.

7.4.8.13 Los monitoreos de la calidad del aire en las áreas de trabajo se deben realizar de acuerdo a los criterios establecidos en la NOM-010-STPS-1993 y lo indique la presente Norma.

7.4.9 Para instalaciones eléctricas y de alumbrado.

7.4.9.1 Se debe instalar y mantener el alumbrado de acuerdo a los niveles indicados en la norma correspondiente, en la torre de extracción de los tiros, estaciones o ventanillas de los tiros, cuartos de malacates, subestaciones eléctricas, estaciones de bombeo y tolvas generales de descarga, así como en otras instalaciones fijas dotadas con maquinaria.

7.4.9.2 El equipo eléctrico debe ser instalado en lugares que no representen un posible riesgo para la seguridad del personal en caso de incendio o de explosión.

7.4.9.3 Las salidas de cables con tensiones de 440 voltios o superiores deben instalarse en cajas de distribución. Estas cajas deben colocarse sobre bastidores metálicos en las galerías o en los frentes, evitando su colocación en las torres de extracción, en las estaciones o ventanillas o a lo largo del pozo de los tiros y nunca se deberán instalar sobre los ademes o cualquier otra estructura de madera.

7.4.9.4 Cuando se empleen locomotoras u otro tipo de maquinaria eléctrica tipo trole, se deben tomar las siguientes medidas de seguridad:

a) la altura mínima de las líneas del trole será de 2.15 m sobre el riel o sobre el piso cuando no exista aquél;

b) la distancia libre entre las líneas del trole y el techo, las paredes o salientes de soportes o ademes será de 15 cm;

c) las líneas del trole se deben montar sobre aisladores incombustibles y firmemente sujetos;

d) instalar defensas de material aislante para evitar que las líneas del trole hagan contacto con los equipos o con los trabajadores en los cruces de caminos o cuando existan caminos laterales, en tolvas y alcancías, en áreas de trabajo y comedores.

7.4.9.5 En circuitos de corriente directa para alimentación de locomotoras y otros equipos, la línea de retorno a tierra debe tener sus conexiones soldadas y ser del calibre necesario para evitar corrientes errantes y la electrólisis de tuberías de agua y de aire comprimido.

7.4.9.6 Las subestaciones eléctricas donde se instalen transformadores deben contemplar las siguientes medidas y requisitos de seguridad:

a) estar localizadas en sitios ventilados o instaladas con la ventilación suficiente para disipar eficazmente el calor que generen los transformadores;

b) estar localizadas a una distancia no menor de 50 m de cualquier depósito de explosivos;

c) estar provistas de interruptores o fusibles desconectadores no explosivos en el lado de alta tensión;

d) instalar dispositivos de protección contra sobrecargas o cualquier otra falla en cada circuito derivado de baja tensión;

e) contar con un muro de contención o una fosa con suficiente capacidad a fin de retener el volumen total del aceite o líquido de enfriamiento de los transformadores en caso de explosión o derrame accidental;

f) el aceite o líquido de enfriamiento no debe desprender gases tóxicos en caso de incendio y su punto de inflamación debe ser lo más alto posible;

g) la subestación debe contar con un sistema y equipo específico contra incendio, a fin de controlar y extinguir cualquier incendio que se presente.

7.4.9.7 Los sistemas de señales y telefónicos deben:

a) instalarse en forma independiente de los sistemas de fuerza y alumbrado, debiendo protegerse contra la posibilidad de que entren en contacto con líneas de otros circuitos;

b) manejar voltajes inferiores a 150 volts.

7.4.10 Para la maquinaria.

7.4.10.1 Los motores de combustión interna que se utilicen para accionar equipo o maquinaria en las minas subterráneas, deben ser motores diesel del tipo compresión-ignición, diseñados para funcionar únicamente con combustible diesel con punto de inflamación no menor de 66 grados centígrados y contar con un dispositivo de mitigación de los gases de escape antes de ser descargados a la atmósfera de la mina.

7.4.10.2 El combustible diesel no debe contener más del 1.5% de azufre por peso.

7.4.10.3 En los lugares donde operen motores de combustión de diesel, el patrón debe practicar muestreos mensuales a los gases de escape y del aire ambiente, llevando un registro de estas muestras cada vez que haya sospecha de un mal funcionamiento y después de cada mantenimiento mayor o afinación, a una distancia máxima de 30 cm de la salida del tubo de escape.

7.4.10.4 Las concentraciones de gases tóxicos en el escape no deben exceder de los siguientes límites en volumen:

a) monóxido de carbono   0.25%

b) bióxido de nitrógeno   0.10%

c) bióxido de azufre   0.10%

d) aldehídos   0.001%

7.4.10.5 Cada maquinaria accionada por un motor diesel debe estar equipada con un extintor capaz de controlar y extinguir cualquier riesgo de incendio en la máquina.

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7.4.10.6 La maquinaria fija accionada por un motor diesel debe contar con un tanque cuya capacidad de combustible no mayor a la requerida en un día de operación.

7.4.11 Para la prevención y protección contra incendios.

7.4.11.1 Los brocales, torres de extracción, estaciones o ventanillas de tiros, patios, galerías y frentes de extracción se deben mantener siempre libres de toda clase de desperdicios inflamables.

7.4.11.2 El ademe y las torres de extracción de los tiros principales se deben construir de materiales incombustibles. En los tiros existentes ademados con madera se deben instalar sistemas o anillos rociadores de agua o de otra sustancia no tóxica ni asfixiante que extingan el fuego y que puedan ser operados desde el exterior de la mina.

7.4.11.3 En las minas donde laboren más de 100 trabajadores y en las minas de carbón, independientemente de su magnitud, se deben observar los siguientes requisitos de seguridad:

a) contar con un sistema de prevención y protección contra incendios;

b) contar con un sistema de alarma de incendios, que dé aviso inmediato a todos los trabajadores dentro de la mina;

c) contar con respiradores de autosalvamento en cantidad suficiente y estratégicamente colocados.

7.4.11.4 Se debe contar con extintores apropiados portátiles o móviles, botes de arena o de polvo inerte, distribuidos estratégicamente y será indispensable colocarlos en:

a) los sitios donde se almacenen combustibles o materiales inflamables;

b) los sistemas principales de distribución de energía eléctrica;

c) la maquinaria de arranque, rozadora o de barrenación de las minas de azufre o carbón;

d) los equipos de soldadura;

e) los cruceros y frentes principales ademados con madera;

f) los demás sitios indicados en esta Norma.

7.4.11.5 El material de las bases y soportes de los motores eléctricos, de transformadores o de cualquier otro equipo eléctrico, así como los locales donde se instalen, deben ser elaborados con materiales incombustibles.

7.4.11.6 En los talleres, salas de máquinas y subestaciones eléctricas interiores de una mina, los aceites, grasas y lonas se deben almacenar en recipientes o alacenas a prueba de fuego y sólo en cantidades limitadas para consumo semanal o de emergencia; los residuos de estas grasas y aceites deben acumularse en recipientes cerrados y evacuarse diariamente de las minas.

7.4.11.7 En los lugares donde se realicen trabajos de corte o soldadura se debe retirar el material inflamable o combustible, en caso de que dicho material no se pueda retirar se debe proteger y una vez terminado el trabajo se debe regar con agua o polvo inerte e inspeccionar el lugar.

7.4.12 Para los explosivos y disparadas.

7.4.12.1 Además de cumplir con los requisitos establecidos en la NOM-008-STPS-1993, la Ley de Armas de Fuego y Explosivos y su Reglamento, los

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explosivos se deben manejar de acuerdo al manual de procedimientos de seguridad del apéndice B.

7.4.12.2 Sólo se permitirá el acceso al sitio de carga de barrenos al personal autorizado para realizar esta actividad.

7.4.12.3 Antes de iniciar la conexión de los detonadores, el pegador o el encargado de la seguridad debe delimitar la zona de peligro y apostar vigilantes en los accesos a ésta.

7.4.12.4 Antes de proceder a la disparada, el pegador o el encargado de la seguridad debe verificar que no exista ningún trabajador en la zona de peligro.

7.4.12.5 Queda prohibido volver al sitio donde se realizó la voladura, hasta que:

a) el departamento de seguridad dé el visto bueno después de haber inspeccionado el lugar de la voladura;

b) se haya disipado el humo y los gases tóxicos, poniendo especial cuidado cuando exista la posibilidad de que se desprendan o se produzcan óxidos nitrosos, anhídrido sulfúrico o monóxido de carbono;

c) el pegador se haya cerciorado de que no hay barrenos quedados; si se encuentra este tipo de barrenos, se tendrán que volver a disparar o lavar en forma personal por el pegador o por otra persona capacitada.

7.5 En minas de carbón.

7.5.1 Generales.

7.5.1.1 Las minas de carbón deben cumplir con todos los requisitos de seguridad establecidos en el inciso 7.4 de esta Norma.

7.5.1.2 La maquinaria impulsada por motores diesel no podrá trabajar en atmósferas que contengan 1.5% en volumen de metano, para lo cual debe contar con un dispositivo de seguridad audible al alcance del operador que le avise para que pare la operación del equipo.

7.5.2 Para ventilación y control de polvo y gases.

7.5.2.1 Los ventiladores principales se deben instalar en el exterior y se deberá cumplir con:

a) contar con un segundo ventilador accionado por una fuente de energía independiente de la que alimente al ventilador principal;

b) estar conectados a un manómetro de presión y contar con un dispositivo automático de alarma que avise del paro del ventilador;

c) los circuitos eléctricos de los ventiladores deben ser independientes de otros circuitos.

7.5.2.2 En el interior de las minas se pueden instalar ventiladores auxiliares de función aspirante o soplante, accionados por fuerza eléctrica, siempre y cuando llenen los siguientes requisitos:

a) el motor debe ser a prueba de explosiones;

b) la base y la tubería de ventilación deben ser de materiales incombustibles o retardantes a la flama;

c) se instalen de manera que no exista recirculación de aire;

d) en la utilización de la ventilación aspirante, los ventiladores deben contar con dispositivos de seguridad que interrumpan su funcionamiento al registrar un porcentaje de gas metano del 1.5% en volumen.

7.5.2.3 Antes de poner a trabajar un ventilador auxiliar, o cuando exista una interrupción en el funcionamiento del mismo durante 5 minutos o más, debe determinarse la concentración de gas metano en el lugar en donde se encuentra instalado dicho ventilador; en caso de encontrar concentraciones del 1.5% en volumen o mayores se deben reducir a niveles permisibles utilizando un procedimiento preestablecido para este fin, que cuente por lo menos con los siguientes puntos:

a) desalojo del personal del área afectada;

b) cierre del ducto de la compuerta;

c) apertura de las ventilas del ducto de ventilas;

d) apertura, gradualmente, del ducto de compuerta;

e) cierre gradual de las ventilas, al diluir el porcentaje de metano de las frentes de trabajo a los límites permisibles.

7.5.2.4 Para el control de la ventilación se debe observar lo siguiente:

a) para evitar que el aire de entrada y salida de un circuito se mezcle, las puertas deben ser instaladas de manera que se cierren por sí solas;

b) las cortinas, faldones, codos y tapones deben ser de materiales autoextinguibles o retardantes al fuego.

7.5.2.5 No se debe detener el funcionamiento de los ventiladores principales sin orden por escrito del ingeniero responsable y sin antes haber desalojado al personal. Si los ventiladores estuvieran parados, a ningún trabajador se le permitirá entrar a la mina hasta después de que los encargados de seguridad hayan hecho los reconocimientos necesarios para cerciorarse que la atmósfera no ofrece peligro para el personal de la mina.

7.5.2.6 La cantidad de aire que circule debe ser suficiente para las necesidades respiratorias y para la dilución de gas metano, de acuerdo con las reglas siguientes:

a) la cantidad mínima de aire se calculará para el turno más numeroso, a razón de 3.0 metros cúbicos por minuto por cada trabajador. Además, cada mula o caballo se contará por dos hombres y, en caso de operar motores diesel, la velocidad mínima del aire deberá ser de 15.24 m por minuto;

b) el contenido de metano no debe exceder de 1.5% en volumen en las frentes de trabajo, medido a un metro de las mismas y a 30 cm del techo ni en las corrientes de ventilación de los regresos secundarios, generales y principales.

7.5.2.7 Se deben hacer mediciones con una frecuencia máxima semanal asentando los datos obtenidos en un registro para tal fin. Las mediciones constarán del volumen de aire de entrada y salida, temperatura o humedad relativa y porcentaje de metano en el aire, en cada distrito de ventilación.

7.5.2.8 Si el aire de retorno de un circuito de ventilación contiene más de 1.5% en volumen de metano, se debe:

a) dar aviso al personal para que se traslade a un circuito de aire limpio;

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b) el personal de seguridad debe tomar las medidas conducentes para restablecer las condiciones normales de operación;

c) dar cumplimiento al plan de emergencia establecido, que regule dicho evento;

d) dar aviso al personal para que tome las precauciones adicionales necesarias.

7.5.2.9 En toda mina de carbón, la ventilación se debe dividir en tantos distritos como sea necesario, de acuerdo con las diferentes zonas de trabajo.

7.5.2.10 El control del volumen de aire de cada distrito se debe hacer por medio de tapones, puertas y reguladores de área variable, dependiendo ésta del volumen que sea necesario distribuir, el que en todo caso será regulado por el personal encargado de la ventilación.

7.5.2.11 Los puentes para conducción del aire se deben construir invariablemente con materiales incombustibles.

7.5.2.12 Las áreas muertas o explotadas se deben sellar con tapones a prueba de explosiones o incendios. Los tapones deben ser de materiales incombustibles y en el área sellada, uno o más de ellos, debe contar con dispositivos que permitan determinar la naturaleza de los gases y su presión, mediante los aparatos necesarios y debidamente calibrados.

7.5.2.13 En las minas de carbón se debe contar con los aparatos necesarios para efectuar las mediciones que permitan determinar, en cualquier momento, las condiciones de ventilación, las concentraciones de metano y polvos de carbón en el interior de la mina.

7.5.2.14 En las minas de carbón donde las emisiones de gas metano sean de tal magnitud que el aire manejado en los circuitos de ventilación sea insuficiente para diluir las concentraciones a niveles permisibles, se pueden utilizar sistemas alternos de control de gas siempre que estos sistemas reúnan los siguientes requisitos:

a) el contenido del metano en las líneas conductoras no debe ser inferior al 30%;

b) se debe contar con un monitoreo permanente de metano; al detectarse concentraciones inferiores al 30% inmediatamente deberá suspenderse la operación del sistema de desgasificación hasta que se incremente este porcentaje;

c) cuando en el sistema se utilice tubería secundaria o general conectada a una principal, se debe contar con puntos de medición y control de cada una de ellas;

d) el punto de descarga de la superficie debe contar con protección perimetral a tierra, con pararrayos y con un dispositivo de seguridad que impida el retroceso de una flama hacia el interior de la tubería.

7.5.2.15 Las obras mineras deben mantenerse libres de riesgos a causa de polvo de carbón, observándose lo siguiente:

a) se debe utilizar agua a presión, colectores de polvo u otras medidas para reducir la dispersión de polvo de carbón desde su origen;

b) en los locales donde exista polvo de carbón, los motores eléctricos e interruptores deben ser construidos a prueba de explosión;

c) es obligatorio respetar las marcas de peligro puestas por el personal de seguridad de ventilación;

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d) debe controlarse el polvo en suspensión en los puntos de carga y descarga, asimismo los equipos se deben mantener libres de acumulación de polvos.

7.5.3 Para instalaciones eléctricas y de alumbrado.

7.5.3.1 Sólo se permitirá el uso de lámparas de seguridad con cerraduras para impedir que sean abiertas por el personal en lugares no autorizados por la empresa.

7.5.3.2 Los conductores y el equipo eléctrico deben ser inspeccionados mensualmente y se debe elaborar un informe indicando las condiciones en que se encuentra.

7.5.3.3 El equipo eléctrico que se instale en lugares expuestos a atmósferas explosivas debe cumplir con la norma NOM-001-SEMP-1994.

7.5.3.4 Los equipos portátiles con alimentación eléctrica que excedan a 440 voltios deben contar con un sistema de monitoreo continuo, equipado con dispositivos de corte automático al presentarse una falla a tierra; además los equipos, materiales y dispositivos de protección eléctrica serán específicos al voltaje que se utilice.

7.5.3.5 La construcción de las subestaciones de transformadores se hará con materiales a prueba de fuego y los transformadores deben ser específicos para minas de carbón.

7.5.3.6 Las estaciones de carga de baterías deben ser a prueba de fuego y con un circuito de ventilación propio, para evitar que el aire de retorno pase por los lugares de trabajo. Durante la carga de las baterías, éstas se mantendrán abiertas para permitir que el hidrógeno generado sea llevado por el aire en circulación.

7.5.3.7 Los conductores eléctricos, las uniones entre los mismos y otros accesorios deben ser a prueba de explosión.

7.5.3.8 Se prohíbe la instalación de conductores eléctricos y de alumbrado permanente más allá del último crucero abierto y la distancia mínima a la que podrán colocarse de los bordes activos será de 50 metros.

7.5.3.9 Los circuitos de teléfonos o de señales de bajo voltaje no deben instalarse en el mismo lado en que estén colocados cables de trole u otros conductores de fuerza eléctrica. Cuando estos cables se introduzcan en la mina por un barreno, los cables de comunicaciones y los de fuerza deben estar separados y dentro de cubiertas metálicas que estén conectadas a tierra.

7.5.3.10 Se podrá trabajar con concentraciones de gas metano hasta de 1.5% en volumen si se cumple con los siguientes requisitos:

a) el monitoreo deberá ser en forma continua cuando el equipo de corte esté en operación;

b) contar con un dispositivo de interrupción automática de la energía eléctrica de las máquinas de corte cuando detecten porcentajes de metano superiores al 1.5% en volumen;

c) el equipo de monitoreo debe ser calibrado cada mes, conservando un registro;

d) la exactitud y lectura de los monitores de metano debe ser de $\pm$ 0.1%;

e) las máquinas de corte de carbón deberán contar con un sistema de irrigación que opere en forma eficiente.

7.5.3.11 Los cables usados para conectar equipo portátil deben ser flexibles, de tipo resistente a las flamas, estar aislados y ser de gran capacidad para prevenir daños por sobrecalentamiento; además deben estar protegidos contra cortocircuito en el punto de conexión al circuito de fuerza.

7.5.4 Para la prevención y protección de incendios.

7.5.4.1 Se prohíbe introducir a las minas cerillos, cigarros, encendedores, lámparas descubiertas u otros artículos con los cuales se puedan producir incendios o explosiones.

7.5.4.2 Se debe tener un polveo sistemático con polvo inerte en cielo, piso, tablas de cañones generales y en los lugares que así lo requieran. Para esta finalidad, en los lugares en que se encuentre maquinaria eléctrica deben existir sacos de polvo inerte.

7.5.4.3 Después de un incendio o una explosión de metano, se deben acatar las disposiciones del plan de emergencia.

7.5.4.4 Los trabajos de calentamiento, corte o soldadura en el interior de las minas subterráneas de carbón, podrán realizarse únicamente cuando se cumpla con lo dispuesto en el apéndice C.

7.5.5 Para los explosivos y disparadas.

7.5.5.1 Sólo se deben usar explosivos permisibles para minas de carbón.

7.5.5.2 Los barrenos en las minas de carbón se deben atacar con materiales no combustibles.

7.5.5.3 Bajo condiciones de seguridad, se puede permitir que una barrenación se haga disparando simultáneamente hasta 12 barrenos.

8. Medidas y servicios de higiene

8.1 Los centros mineros con más de 100 trabajadores, que no cuenten con una enfermería para la atención médica y quirúrgica de urgencias, dentro o adjunto al centro de trabajo, deben contar con un vehículo de transporte equipado para el rápido traslado de los trabajadores accidentados.

8.2 La frecuencia y el tipo de los exámenes médicos periódicos se establecerá en base al tipo de riesgo al que están expuestos los trabajadores.

8.3 Los exámenes médicos dependerán de los niveles de exposición a los riesgos, las características de los agentes de riesgo, la detección de síntomas patológicos comunes en dos o más trabajadores o cuando a juicio del médico de la empresa sean necesarios y de acuerdo a lo establecido en las normas correspondientes.


APENDICE A
PLANOS, MANUALES Y ESTUDIOS


A.1 Planos de operaciones mineras.

A.1.1 El patrón debe tener los planos actualizados de arreglo general y de detalle que contengan:

a) las edificaciones e instalaciones superficiales, vías de comunicación, líneas eléctricas, ductos, canales, presas, almacenes, depósitos de agua o de otro material, y en general todas las obras e instalaciones que estén relacionadas con la mina;

b) las obras mineras subterráneas permanentes o provisionales, tales como tiros, cruceros, galerías, frentes de exploración y explotación, ataguías, estaciones de bombeo, de ventilación y de máquinas para malacates;

c) las secciones verticales que muestren los tiros, cruceros, galerías, frentes de exploración y explotación, rebajes, retaques y otras obras mineras subterráneas; además debe mostrar el perfil de la superficie, incluyendo los rellenos, hundimientos y cualquier depósito de agua conocido;

d) la ventilación, mostrando la velocidad y la dirección del aire; la localización del equipo, ductos, compuertas y los otros elementos requeridos de acuerdo a las características de la mina, incluyendo los puntos de interconexión con otras unidades mineras;

e) la instalación eléctrica, mostrando la localización física y el voltaje del cableado y de los equipos eléctricos, los diagramas de conexión y cuadros de cargas, ya sea de instalación superficial o subterránea;

f) el sistema de protección contra incendio, mostrando su localización física y los diagramas de instalación y control;

g) los desarrollos inactivos y las obras abandonadas, incluyendo la localización de los tapones y de los dispositivos de control de gases;

h) la ubicación de las salidas de emergencia y las rutas de evacuación.

A.1.2 Los planos mencionados en el punto anterior deben ser elaborados en español con unidades en sistema métrico decimal o en sistema internacional de medidas y deben permanecer en la mina para su consulta interna o para inspección de la Secretaría y de otras dependencias competentes.

A.1.3 Al suspender los trabajos de explotación se debe enviar una copia de los planos descritos en los apartados anteriores a las dependencias competentes que lo soliciten.

A.2 Se deben elaborar y mantener actualizados los manuales de diseño, operación y control de:

A.2.1 Obras e instalaciones durante el proceso de ampliación y explotación de cada unidad minera, las cuales deben contener cuando menos las técnicas para diseñar:

a) las fortificaciones para pozos, contrapozos, galerías y frentes de explotación;

b) la ventilación para las nuevas ampliaciones;

c) la generación de energía eléctrica y el alumbrado para las nuevas ampliaciones;

d) la construcción, modificación o ampliación de los tiros;

e) las ataguías;

f) los caminos de acceso a los tajos o dentro de éstos;

g) otras obras o instalaciones requeridas durante el proceso de ampliación y explotación de la mina.

A.2.2 Procedimientos de trabajo para las actividades rutinarias y especiales que se realizan en la unidad minera.

A.2.3 Las medidas de seguridad a seguir para las actividades específicas que se realicen en la mina.

A.2.4 Para la vigilancia de los riesgos de mayor impacto en cada mina deben contener los siguientes puntos:

a) la estabilidad y las deformaciones de los pozos, galerías y frentes de explotación;

b) la ventilación y el control de gases tóxicos, inflamables y explosivos dentro de la mina;

c) el bombeo de aguas freáticas y el control de inundaciones;

        d)   la estabilidad de taludes y plataformas de tajos y escombreras;

        e)   los relativos a labores de amacice;

        f)   los derivados del funcionamiento de los cables del malacate y sus dispositivos de seguridad.

A.2.5   Deben ser aprobados por el ingeniero responsable y deben estar disponibles para consulta del personal del centro de trabajo. El patrón estará obligado a exhibirlos a la Secretaría cuando ésta así lo requiera.

A.3   Para la explotación de una mina a cielo abierto se deben llevar a cabo los siguientes estudios preliminares:

    a)   estudio de mecánica de suelos o rocas, para definir los taludes estables y los procedimientos de excavación;

    b)   un estudio hidrológico e hidrogeológico con el fin de establecer las posibilidades de inundación de la mina y su magnitud, así como los procedimientos para el abatimiento del nivel freático.

A.4   Al iniciar la excavación de una nueva mina subterránea o reanudar los trabajos en una mina abandonada se deben tener o llevar a cabo los siguientes estudios preliminares:

    a)   un estudio geológico y de mecánica de suelos para localizar las fallas geológicas y establecer los procedimientos de excavación y fortificación;

    b)   un estudio hidrogeológico con el fin de establecer las posibilidades de inundación de la mina y su magnitud, así como los procedimientos para abatir el nivel freático.

APENDICE B
MANUALES Y PROCEDIMIENTOS DE SEGURIDAD E HIGIENE EN EL TRABAJO

Es obligación del patrón elaborar y mantener actualizados los siguientes documentos:

B.1   El manual de operación para el equipo y maquinaria que debe contener, entre otros, los procedimientos generales de operación, incluyendo el de pruebas antes de iniciar actividades y de paro y limpieza al terminar.

B.2   El manual de operación de actividades ferroviarias que debe contener los procedimientos de operación, señales, inspección y mantenimiento de vías, locomotoras y carros.

B.3   El manual de operación para controlar el uso de vehículos de transporte.

B.4   El manual de operación de los sistemas de tuberías que se instalen en la unidad minera, que debe contener:

    a)   las diferentes alternativas de operación de cada sistema;

    b)   las operaciones y verificaciones que se deben llevar a cabo antes y durante la operación del sistema;

    c)   los procedimientos de inspección, prueba y mantenimiento de los sistemas.

B.5   Manual de mantenimiento eléctrico del equipo e instalaciones eléctricas de la unidad minera, que por lo menos, debe contener:

    a)   los procedimientos de seguridad para las reparaciones y el mantenimiento de las instalaciones y los equipos eléctricos de la unidad minera;

    b)   los procedimientos de examen y ensayo de los aparatos eléctricos que se hayan instalado, reubicado o reparado;

c) los procedimientos de examen y ensayo periódico a los aparatos eléctricos de la unidad minera para verificar su correcto funcionamiento o llevar a cabo el mantenimiento pertinente;

d) los procedimientos para el registro y control de exámenes y ensayos periódicos, así como de los trabajos de reparación y mantenimiento.

B.6 Manuales de procedimientos de medidas de seguridad en las operaciones de pilas de almacenamiento, escombreras, represas y depósitos de decantación, que contemplen:

a) altura y taludes máximos;

b) descarga y carga de material;

c) vaciado o dragado;

d) mantenimiento o reparación de compuertas o diques.

B.7 Manual de excavación y carga en el que se detallen los procedimientos a seguir en cada una de las operaciones, de acuerdo a las características del suelo y al equipo de excavación y carga que se emplee en la unidad minera.

B.8 Manual de procedimientos de seguridad para el manejo, operación y detonación de explosivos que por lo menos debe contener:

a) la manera segura de efectuar el transporte de los explosivos y sus accesorios desde el polvorín o tolvas de almacenamiento hasta el lugar donde serán utilizados;

b) la manera segura de cargar, atacar y disparar los barrenos;

c) la manera segura de revisar y tratar los barrenos fallados;

d) el procedimiento a utilizar para el caso de devolución al polvorín o tolvas de almacenamiento del material explosivo sobrante.

B.9 Manual de operación y mantenimiento de máquinas de extracción, el cual debe contemplar:

a) los procedimientos de operación, incluyendo la inspección y prueba del equipo y del sistema de señales antes de iniciar las operaciones;

b) los programas y procedimientos seguros de inspección y prueba periódicos de los tiros y el equipo de seguridad, así como el del mantenimiento preventivo de éstos, para garantizar su operación segura y eficiente;

c) el procedimiento de registro para la inspección y el mantenimiento del tiro, del equipo y las instalaciones de extracción.

B.10 Manual de transporte que en las minas subterráneas, cuando se transporten materiales y personal por medios mecánicos, debe especificar cuando menos lo siguiente:

a) las dimensiones de las galerías donde transiten vehículos o funcionen transportadores;

b) los espacios mínimos entre la carga y los sistemas de sustentación del techo de las galerías, quedando prohibido que las cargas o sus contenedores puedan llegar a rozar el techo o su sistema de sustentación;

c) las cargas máximas, el número máximo de góndolas por locomotora y el número máximo de personas a transportar;

d) la velocidad máxima de operación;

e) las normas y especificaciones de las vías férreas y de los vehículos rodantes;

f) los procedimientos de operación generales y específicos para determinados puntos de la red de transporte;

g) el código de señales para el transporte mecánico;

h) el plan de inspección y mantenimiento preventivo de la infraestructura y equipo de transporte así como los procedimientos de seguridad para este mantenimiento.

B.11 Manuales de excavación y relleno que contemplen los procedimientos seguros del equipo o maquinaria empleado, del material extraído o de relleno, así como las medidas de seguridad que se deben tomar antes y durante estos procesos.

B.12 Manual de diseño de fortificaciones que debe contener:

a) los procedimientos para evaluar la calidad, resistencia y empuje de los suelos o rocas colindantes a los pozos, galerías y frentes de explotación;

b) los criterios para determinar el sistema de sostenimiento de techos en galerías o frentes de explotación y pozos;

c) los procedimientos de diseño de sistemas de sostenimiento de techos y ademes;

d) las precauciones especiales que se deben de tomar en sitios donde se localicen fallas geológicas o defectos como tapones, troncos petrificados o humedad excesiva.

B.13 Manual de instalación y control de fortificaciones que debe contener:

a) la forma de identificar fallas geológicas, defectos, cambios de suelo o roca y sus posibles riesgos de falla;

b) los procedimientos de seguridad para la instalación de los diferentes sistemas de sostenimiento de techos y ademes de pozos empleados en la unidad minera;

c) las especificaciones y pruebas de los materiales a emplear en los sistemas de sostenimiento y ademes;

d) los procedimientos de inspección y prueba de techos y paredes;

e) las tolerancias para deformaciones, tamaño de grietas y caídos que sean aplicables;

f) los formatos para el registro de inspecciones.

B.14 Manual de diseño de ventilación que debe determinar lo siguiente:

a) La cantidad de aire fresco que se requiera suministrar en función del número de trabajadores, tipo y cantidad de maquinaria empleada;

b) Los volúmenes y los puntos de extracción requeridos para reducir los niveles de los gases, polvos, humos o vapores tóxicos, irritantes, inflamables o explosivos producidos dentro de la mina por la maquinaria o por las propias emanaciones de los minerales extraídos, la temperatura y la humedad relativa, a los niveles establecidos en la NOM-010-STPS-1993 y la NOM-015-STPS-1993 y en la presente Norma;

c) la necesidad de instalar o no ventiladores, así como los requisitos que deben cumplir;

d) las dimensiones de tuberías, ductos o galerías de ventilación;

e) los procedimientos que eviten la dispersión del polvo.

B.15 Manual de operación y control de ventilación que debe contener la siguiente información:

a) la distribución, dirección y velocidad de las corrientes de aire;

b) la localización de compuertas, los ventiladores principales y auxiliares, estaciones de aforo y cruces de aire;

c) los procedimientos de seguridad para el paro y arranque de los ventiladores que se requieran, así como para la operación de compuertas;

d) el programa y los procedimientos de mantenimiento de los ventiladores;

e) los procedimientos de emergencia en caso de falla del equipo;

f) la periodicidad en que se muestrearán las áreas de trabajo.

APENDICE C
PROCEDIMIENTO PARA EFECTUAR TRABAJOS DE CALENTAMIENTO, CORTE O SOLDADURA EN EL INTERIOR DE LAS MINAS DE CARBON

C.1 Objetivo.

Prevenir cualquier riesgo que pudiera ocurrir como consecuencia del trabajo de calentamiento, corte o soldadura, por medio de flama abierta o arco eléctrico, efectuado en el interior de las minas de carbón.

C.2 Responsabilidades.

C.2.1 Será responsabilidad del director de mina, enterar al personal del contenido de este procedimiento y asegurar su cumplimiento.

C.2.2 Todo el personal, incluyendo contratistas, que lleven a cabo trabajos de calentamiento, corte o soldadura por medio de flama abierta o arco eléctrico en el interior de las minas de carbón en instalaciones propensas a contener gas metano en el ambiente, deberán cumplir con lo establecido en este procedimiento.

C.2.3 El ingeniero de seguridad será responsable de asesorar a la comisión de seguridad e higiene y al personal involucrado en los trabajos referidos, acerca de las condiciones ambientales requeridas y el equipo de protección necesario.

C.3 Procedimiento para el desarrollo del trabajo de calentamiento, corte o soldadura.

C.3.1 Para todo trabajo de calentamiento, corte o soldadura que se requiera, se deberá elaborar una solicitud por escrito que será revisada y, en su caso, autorizada con las recomendaciones que correspondan por la Comisión de Seguridad e Higiene y el ingeniero responsable, quien a su vez deberá apoyarse en la opinión del jefe de mantenimiento, del supervisor de área y del jefe de seguridad, cumpliendo con todos los requisitos del formato C 1.

C.3.2 El flujo del formato C 1 seguirá los siguientes pasos:

a) la persona que tiene el encargo de que se realice el trabajo llenará la parte correspondiente a la solicitud;

b) el solicitante deberá recabar los permisos de autorización, previa verificación de recomendaciones del formato C 1, entregando copias con todas las firmas de los responsables de certificar las condiciones seguras para la realización del trabajo;

c) si se llegara a cancelar el trabajo o al terminar éste, el solicitante deberá de tramitar el llenado y la firma de la sección de cancelación del formato C 1 y turnar copias a los responsables de autorización.

C.3.3 Las condiciones del lugar donde se realizará el trabajo de calentamiento, corte o soldadura, deberán tener los siguientes requisitos:

C.3.3.1 Los trabajos deberán realizarse en áreas de aire limpio, entendiéndose por aire limpio, aquel cuyo contenido de metano en dilución no exceda de 0.5% en volumen. Esto implica la inspección del área antes de iniciar los trabajos.

C.3.3.2 Regar abundantemente con agua el área donde se vaya a ejecutar el trabajo, antes de proceder a polvear con inerte, donde se estime que pudieran caer chispas producidas al realizar el trabajo.

C.3.3.3 Deberá estar cubierto con polvo inerte en un radio mínimo de 10 metros a partir del lugar en que se vaya a efectuar el trabajo, con el objeto de neutralizar la combustibilidad del polvo de carbón.

C.3.3.4 Cuando se realicen estos trabajos se deberá contar con dos extinguidores de polvo químico seco "ABC" distribuidos estratégicamente en el área y una reserva de al menos 5 sacos de polvo inerte.

C.3.3.5 La maquinaria o equipo que se tenga que reparar deberá limpiarse previamente evitando la acumulación de polvo de carbón o grasa, así mismo deberá eliminarse la existencia de lubricantes o sustancias inflamables próximas al lugar donde se desarrolle el trabajo.

C.3.3.6 El porcentaje de metano en el medio ambiente se deberá verificar en forma continua antes y durante la ejecución del trabajo.

C.3.3.7 Deberá restringuirse el tránsito de personal por el área donde se realice el trabajo.

C.3.3.8 Al terminar el trabajo deberá regarse con agua el área donde se realizó la operación para extinguir cualquier posible braza.

C.4 El equipo de corte y soldadura con oxiacetileno deberá cubrir los siguientes requisitos:

C.4.1 Las mangueras deberán estar en buenas condiciones y sin fugas.

C.4.2 Los manómetros no deberán tener fugas y contarán con válvulas de seguridad de no retorno en la salida de ellos y en la entrada del maneral.

C.4.3 Las boquillas deberán estar completamente limpias.

C.4.4 Los tanques contarán con el capuchón protector de válvula al transportarse.

C.4.5 Los cilindros se transportarán debidamente sujetos a un medio de transporte apropiado y en el lugar de trabajo se sujetarán a un punto fijo.

C.5 El equipo de arco eléctrico deberá cumplir con los siguientes requisitos:

C.5.1 La máquina de soldar deberá estar debidamente aterrizada y sus cables no deberán presentar daños mecánicos al aislamiento del conductor, la conexión a tierra deberá estar fija y lo más próxima a la pieza que se vaya a soldar y la conexión deberá ser de una sola pieza o estar perfectamente aislada.

C.5.2 Inmediatamente después de finalizar el trabajo, la máquina de soldar deberá ser trasladada al exterior de la mina.

C.6 Recomendaciones generales y permiso especial.

C.6.1 La supervisión de las maniobras estará a cargo de los responsables de mantenimiento, seguridad de la mina y del personal de ventilación asignado, los cuales se encargarán en forma exclusiva de esta labor y permanecerán en el lugar de trabajo al menos treinta minutos después de terminado el mismo, para verificar que no queden riesgos derivados del trabajo en el área.

C.6.2 El responsable de seguridad reportará inmediatamente al ingeniero de seguridad cualquier circunstancia que se haya presentando durante los trabajos, con el objeto de analizarla y determinar lo procedente para trabajos futuros.

C.6.3 Para prevenir riesgos durante los trabajos de calentamiento, corte o soldadura, se deberá contar con el permiso para trabajos especiales del formato C 1, correspondiente.

C.6.4 Al finalizar la realización del trabajo se dará por cancelado el permiso especial.

C.6.5 Los trabajos de calentamiento, corte o soldadura en el interior de las minas, se realizarán en un día inhábil y los trabajos considerados como de emergencia o urgentes se podrán realizar en días hábiles, de preferencia en cambio de turno. En el área o distrito de la mina donde se lleven a cabo labores de calentamiento, corte o soldadura, deberá permanecer solamente el personal involucrado en este tipo de trabajos.

APENDICE C PROCEDIMIENTO PARA EFECTUAR TRABAJOS DE CALENTAMIENTO, CORTE Y SOLDADURA EN EL INTERIOR DE LAS MINAS DE CARBON

FORMATO C 1

PERMISO PARA TRABAJOS ESPECIALES		No. CONSECUTIVO
UNIDAD MINERA:		

SOLICITUD				
SOLICITADO POR: PUESTO:		VIGENCIA		
		DESDE LAS	HORAS DEL	DE DE
FECHA Y FIRMA:		HASTA LAS	HORAS DEL	DE DE

AREA/EQUIPO	DESCRIPCION DEL TRABAJO
LUGAR:	
MAQUINA:	
EQUIPO:	

PERMISOS COMPLEMENTARIOS		DESCRIPCION DE PERMISOS COMPLEMENTARIOS
ESPACIOS CONFINADOS:		
AISLAMIENTO ELECTRICO:		
MOVIMIENTO DE EQUIPOS:		
OTROS:		

OPERACIONES					
VERIFICACION DE RECOMENDACIONES	SI	NO	VERIFICACION DE RECOMENDACIONES	SI	NO
ETIQUETA DE SEGURIDAD CANDADO DE AISLAMIENTO ELECTRICO			MANOMETRO CON VALVULAS SIN RETORNO CAPUCHON EN TANQUES DE OXIGENO-ACETILENO		
VENTILACION ADECUADA (< 0.5% DE METANO)			MAQUINA DE SOLDAR ATERRIZADA		
AREA LIMPIA Y SEGURA POLVEO CON INERTE			TRANSPORTE ADECUADO DE CILINDROS CONEXION A TIERRA BIEN FIJA		
EXTINTORES UBICADOS			LENTES DE SEGURIDAD		
RESERVAS DE POLVO INERTE			GUANTES DE VAQUETA		
SEÑALIZACION PREVENTIVA			POLAINAS PARA SOLDADOR		
MONITOREO DEL AMBIENTE			MASCARA CON GAS		
RIEGAN AREA CON AGUA			TRAJE CON ACIDO		
MANOMETROS SIN FUGAS			GUANTES CON BOTAS DE HULE O CALZADO DE SEGURIDAD		

INSTRUCCIONES ESPECIALES:

FORMATO C 1 (Continuación)

AUTORIZACION			
HE REVISADO EL AREA DE TRABAJO Y EL EQUIPO Y CERTIFICO QUE SE PUEDE INICIAR EL TRABAJO EN CONDICIONES SEGURAS			
	COMISION DE SEGURIDAD E HIGIENE		
	PARTE OBRERA	PARTE PATRONAL	JEFE DE MANTENIMIENTO
NOMBRE:			
FIRMA:			
	FECHA: HORA:	FECHA: HORA:	FECHA: HORA:
	INGENIERO RESPONSABLE	JEFE DE SEGURIDAD	SUPERVISOR DEL AREA
NOMBRE:			
FIRMA:			
	FECHA: HORA:	FECHA: HORA:	FECHA: HORA:

CANCELACION	
SUPERVISOR DE MANTENIMIENTO	SUPERVISOR DEL AREA
EL TRABAJO SE TERMINO A LAS: ___ HORAS DEL ___ DE ___ DE ___	SE VERIFICO CONDICIONES FINALES DEL AREA Y EL EQUIPO. ESTE PERMISO SE DA POR CANCELADO O TERMINADO
NOMBRE: ___ FIRMA: ___	NOMBRE: ___ FIRMA: ___
FECHA: ___ HORA: ___	FECHA: ___ HORA: ___

DISTRIBUCION DE COPIAS									
SOLICITUD		ENCARGADO DE REALIZAR EL TRABAJO		SEGURIDAD		GERENCIA DE LA UNIDAD		COMISION DE SEGURIDAD E HIGIENE	

9. Vigilancia

La vigilancia del cumplimiento de esta Norma corresponde a la Secretaría del Trabajo y Previsión Social.

10. Concordancia con normas internacionales

No existe concordancia con alguna norma internacional.

11. Bibliografía

A. Reglamento de Seguridad en los Trabajos de las Minas, publicado en el **Diario Oficial de la Federación** el 13 de marzo de 1967.

B. Convenio 176 Sobre Seguridad y Salud en las Minas, Organización Internacional del Trabajo, publicado en el **Diario Oficial de la Federación** el 6 de junio de 1995.

C. Repertorio de recomendaciones prácticas sobre seguridad y salud en las minas a cielo abierto, Organización Internacional del Trabajo, 1991.

D. Repertorio de recomendaciones prácticas sobre seguridad e higiene en minas de carbón, Organización Internacional del Trabajo, 1986.

E. Sistemas de sostenimiento de obras mineras en las Minas de MICARE y MIMOSA Grupo Acerero del Norte, agosto de 1995.

F. Manual de entrenamiento en control de techos, Grupo Acerero del Norte, septiembre de 1995.

12. Transitorio

UNICO.- La presente Norma Oficial Mexicana entrará en vigor el día de su publicación en el **Diario Oficial de la Federación.**

Sufragio Efectivo. No Reelección.

México, Distrito Federal, a dieciséis de julio de mil novecientos noventa y siete.- El Secretario del Trabajo y Previsión Social, **Javier Bonilla García.**- Rúbrica.